Filed Pursuant to Rule 424(b)(3)
Registration No. 333-163343

Dear Fellow Stockholder:

You are cordially invited to attend a special meeting of the stockholders of Burlington Northern Santa Fe Corporation (“BNSF”) to be held on Thursday, February 11, 2010, at 9.00 a.m., local time, at BNSF Railway Company, Technology Office Building, 2400 Western Center Boulevard, Fort Worth, Texas 76131.

At the special meeting, you will be asked to approve the Agreement and Plan of Merger, dated as of November 2, 2009 (the “merger agreement”), by and among Berkshire Hathaway Inc. (“Berkshire”), R Acquisition Company, LLC, an indirect wholly owned subsidiary of Berkshire (“Merger Sub”), and BNSF, pursuant to which BNSF will be merged with and into Merger Sub and Merger Sub will continue as the surviving entity. Following the merger, Merger Sub will change its name to “Burlington Northern Santa Fe, LLC” and will remain an indirect wholly owned subsidiary of Berkshire.

If the merger is completed, each of your shares of BNSF common stock will be converted into the right to receive, at your election (subject to the proration and reallocation procedures described in this proxy statement/prospectus), either (i) $100.00 in cash, without interest, or (ii) a portion of a share of Berkshire Class A common stock equal to the exchange ratio, which is calculated by dividing $100.00 by the average of the daily volume-weighted average trading prices per share of Berkshire Class A common stock over the ten trading day period ending on the second full trading day prior to completion of the merger (the “Class A average trading value”); provided, however, that if the Class A average trading value is above $124,652.09 or below $79,777.34, then the exchange ratio will be fixed at 0.000802233 or 0.001253489, as the case may be. Fractional shares of Berkshire Class A common stock will not be issued in the merger. Instead, shares of Berkshire Class B common stock will be issued in lieu of any fractional shares of Berkshire Class A common stock and cash will be paid in lieu of any fractional shares of Berkshire Class B common stock. To facilitate the merger and related transactions, Berkshire is seeking stockholder approval to effect a 50-for-1 stock split with respect to its Class B common stock. Shares of Berkshire Class A and Class B common stock are listed on the New York Stock Exchange under the stock symbols “BRK.A” and “BRK.B,” respectively.

Under the merger agreement, approximately 60% of the total merger consideration payable by Berkshire to BNSF stockholders will be in the form of cash and approximately 40% will be in the form of Berkshire common stock. Accordingly, the cash and stock elections that you make with respect to your shares may be subject to proration and reallocation so as to achieve as closely as practicable this 60/40 cash-stock split.

This proxy statement/prospectus provides a detailed description of the merger agreement and the proposed merger. In addition, it contains important information regarding the special meeting. We urge you to read this proxy statement/prospectus (and any documents incorporated into this proxy statement/prospectus by reference) carefully. Please pay particular attention to the section titled “Risk Factors” beginning on page 26.

The Board of Directors of BNSF unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement.

The merger cannot be completed unless it is approved by (i) the holders of at least 66- 2/3% of the issued and outstanding shares of BNSF common stock not owned by Berkshire or any of its affiliates or associates and (ii) the holders of a majority of the issued and outstanding shares of BNSF common stock.

Your vote is very important. If you are a registered stockholder, please vote your shares as soon as possible using one of the following methods to ensure that your vote is counted, regardless of whether you expect to attend the special meeting in person: (1) call the toll-free number specified on the enclosed proxy card and follow the instructions when prompted, (2) access the Internet website specified on the enclosed proxy card and follow the instructions provided to you, or (3) complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the special meeting. A failure to vote your shares is the equivalent of a vote “AGAINST” the merger.

If you have any questions about the proposed merger or about how to vote your shares, please call Innisfree M&A Incorporated, the firm assisting BNSF in its solicitation of proxies, toll-free at (877) 456-3463, or call BNSF Investor Relations at (817) 352-6452. For media inquiries, please call BNSF Corporate Relations at (817) 867-6407.

We look forward to the successful completion of the merger.

Sincerely,

Matthew K. Rose

Chairman, President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated December 23, 2009, and is first being mailed to the stockholders of BNSF on or about December 28, 2009.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about BNSF and Berkshire from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available for you to review at the public reference room of the Securities and Exchange Commission (the “SEC”) located at 100 F Street, N.E., Washington, D.C. 20549, and through the SEC’s website at www.sec.gov. You can also obtain the documents incorporated by reference into this proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Burlington Northern Santa Fe Corporation 2650 Lou Menk Drive Fort Worth, Texas 76131 (817) 352-6452 Attention: Investor Relations	Berkshire Hathaway Inc. 3555 Farnam Street Omaha, Nebraska 68131 (402) 346-1400 Attention: Corporate Secretary

or

Innisfree M&A Incorporated

501 Madison Avenue

20th Floor

New York, New York 10022

Toll-Free (877) 456-3463

If you would like to request any documents, please do so by February 4, 2010 in order to receive them before the special meeting.

You also may obtain additional proxy cards and other information related to the proxy solicitation by contacting the appropriate contact listed above. You will not be charged for any of these documents that you request.

For more information, please see the section titled “Where To Find More Information” beginning on page 118.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Berkshire, constitutes a prospectus of Berkshire under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Berkshire Class A and Class B common stock to be issued to BNSF stockholders under the merger agreement. This document also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting of BNSF stockholders, at which meeting BNSF stockholders will be asked to vote upon a proposal to adopt the merger agreement.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of December 23, 2009. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither our mailing of this proxy statement/prospectus to BNSF stockholders nor the issuance by Berkshire of its common stock in connection with the merger will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding BNSF has been provided by BNSF and information contained in this proxy statement/prospectus regarding Berkshire has been provided by Berkshire.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF

BURLINGTON NORTHERN SANTA FE CORPORATION

A special meeting of stockholders of Burlington Northern Santa Fe Corporation (“BNSF”) will be held on Thursday, February 11, 2010, at 9:00 a.m., local time, at BNSF Railway Company, Technology Office Building, 2400 Western Center Boulevard, Fort Worth, Texas 76131, for the following purposes:

•

to adopt the Agreement and Plan of Merger, dated as of November 2, 2009, by and among Berkshire Hathaway Inc. (“Berkshire”), R Acquisition Company, LLC, an indirect wholly owned subsidiary of Berkshire (“Merger Sub”), and BNSF, pursuant to which BNSF will be merged with and into Merger Sub and Merger Sub will continue as the surviving entity, as further described in the accompanying proxy statement/prospectus; and

•

to transact any other business that may properly be brought before the special meeting, or any adjournments or postponements thereof, including, without limitation, a motion to adjourn or postpone the special meeting to another time and/or place for the purpose of soliciting additional proxies in favor of the proposal to adopt the merger agreement, if necessary.

The Board of Directors of BNSF unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement.

Adoption of the merger agreement requires the vote of (i) holders of at least 66- 2/3% of the issued and outstanding shares of BNSF common stock not owned by Berkshire or any of its affiliates or associates and (ii) holders of a majority of the issued and outstanding shares of BNSF common stock.

Only stockholders of record at the close of business on December 18, 2009 are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. A complete list of stockholders entitled to vote at the special meeting will be available for a period of ten days prior to the special meeting at the offices of BNSF, located at 2650 Lou Menk Drive, Fort Worth, Texas 76131, for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting. The stockholder list will also be available at the special meeting for examination by any stockholder present at the special meeting.

Only stockholders or their proxy holders may attend the special meeting. If you hold shares in your name, please be prepared to provide proper identification, such as a driver’s license. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to provide proof of ownership, such as a recent account statement or letter from your bank, broker or other nominee, along with proper identification.

Your vote is very important. If you are a registered stockholder, please vote your shares as soon as possible using one of the following methods to ensure that your vote is counted, regardless of whether you expect to attend the special meeting in person: (1) call the toll-free number specified on the enclosed proxy card and follow the instructions when prompted, (2) access the Internet website specified on the enclosed proxy card and follow the instructions provided to you, or (3) complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the special meeting. A failure to vote your shares is equivalent to a vote “AGAINST” the merger.

Your proxy may be revoked at any time before the vote at the special meeting by following the procedures outlined in the accompanying proxy statement/prospectus.

In connection with our solicitation of proxies for the special meeting, we are making available this proxy statement/prospectus and proxy card on or about December 28, 2009.

By order of the Board of Directors.

Roger Nober

Executive Vice President Law and Secretary

2650 Lou Menk Drive

Fort Worth, Texas 76131

December 23, 2009

i

ii

iii

QUESTIONS AND ANSWERS

Set forth below are commonly asked questions and answers about the merger and the special meeting of BNSF stockholders called in connection therewith. For a more complete description of the legal and other terms of the merger, please read carefully this entire proxy statement/prospectus, including the merger agreement attached as Annex A to this proxy statement/prospectus, and the documents incorporated by reference herein. You may obtain a list of the documents incorporated by reference into this proxy statement/prospectus in the section titled “Where To Find More Information” beginning on page 118.

Questions About the Merger

Q:	Why am I receiving this document?

A:	Berkshire has agreed to acquire BNSF pursuant to the terms of a merger agreement that is described in this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

In order to complete the merger, BNSF stockholders must vote to adopt the merger agreement. BNSF is holding a special meeting of stockholders to obtain this stockholder approval.

This proxy statement/prospectus contains important information about the merger and the special meeting of the stockholders of BNSF, and you should read it carefully. The enclosed voting materials allow you to vote your shares without attending the special meeting in person.

Your vote is extremely important. We encourage you to vote as soon as possible. For more information on how to vote your shares, please see the section titled “Special Meeting of BNSF Stockholders” beginning on page 31.

Q:	What vote is required to adopt the merger agreement?

A:	Under Delaware law, the merger agreement must be adopted by:

•	the holders of at least 66- 2/ 3% of the issued and outstanding shares of BNSF common stock not owned by Berkshire or any of its affiliates or associates; and

•	the holders of a majority of the issued and outstanding shares of BNSF common stock.

If these votes are not obtained, the merger will not be completed.

Q:	What will happen in the merger?

A:	In the merger, BNSF will merge with and into Merger Sub, an indirect wholly owned subsidiary of Berkshire. Following the merger, Merger Sub will continue as the surviving entity and will remain an indirect wholly owned subsidiary of Berkshire. Merger Sub will change its name to “Burlington Northern Santa Fe, LLC” upon consummation of the merger. For more information, please see the sections titled “The Merger” and “The Merger Agreement” beginning on pages 36 and 77, respectively.

Q:	What will BNSF stockholders receive in the merger?

A:

In the merger, each share of BNSF common stock (other than certain restricted shares, shares owned by Berkshire, BNSF or any of their respective subsidiaries, or shares in respect of which appraisal rights have been properly exercised and not withdrawn) will be converted into the right to receive, at the election of the stockholder (subject to the proration and reallocation procedures described below), either (i) $100.00 in cash, without interest, or (ii) a portion of a share of Berkshire Class A common stock equal to the exchange ratio, which is calculated by dividing $100.00 by the average of the daily volume-weighted average trading prices per share of Berkshire Class A common stock over the ten trading day period ending on the second full trading day prior to completion of the merger (the “Class A average trading value”); provided, however, that if the Class A average trading value is above or below the “collar” (as described below), then the exchange ratio will be fixed at 0.000802233 or 0.001253489, as the case may be. Fractional shares of Berkshire Class A common stock will not be issued in the merger. Instead, shares of Berkshire Class B common stock will be issued in lieu of any fractional shares of Berkshire Class A common stock, and cash will be paid in lieu of any fractional shares of Berkshire Class B common stock.

Q:	What is the collar and how does it work?

A:	The stock component of the merger consideration is subject to a collar, whereby if the Class A average trading value is equal to or between $79,777.34 and $124,652.09 (the “collar”), then the exchange ratio will “float” so as to ensure that the aggregate value of Berkshire common stock received in exchange for each share of BNSF common stock being exchanged for Berkshire shares, as calculated based on the Class A average trading value and the average of the daily volume-weighted average trading prices per share of Berkshire Class B common stock over the ten trading day period ending on the second full trading day prior to completion of the merger (the “Class B average trading value”), is fixed at $100.00 per share of BNSF common stock. If the Class A average trading value is less than $79,777.34 or more than $124,652.09, then the exchange ratio will be fixed at 0.001253489 or 0.000802233, as the case may be. Accordingly, if the Class A average trading value is less than the low end of the collar, then the value of the stock payable per share of BNSF common stock, as calculated based on the Class A average trading value and the Class B average trading value, will be less than the cash payable per share of BNSF common stock. Conversely, if the Class A average trading value is greater than the high end of the collar, then the value of the stock payable per share of BNSF common stock, as calculated based on the Class A average trading value and the Class B average trading value, will be greater than the cash payable per share of BNSF common stock.

By way of example, if the Class A average trading value is $75,000, then the exchange ratio will be fixed at 0.001253489 and stockholders will receive, for each share of BNSF common stock that is exchanged for Berkshire common stock, Berkshire common stock valued, based on the Class A average trading value and the Class B average trading value, at approximately $94.01 (0.001253489 x $75,000), which is less than the $100.00 per share received for shares that are exchanged for cash. Alternatively, if the Class A average trading value is $130,000, then the exchange ratio will be fixed at 0.000802233 and stockholders will receive, for each share of BNSF common stock that is exchanged for Berkshire common stock, Berkshire common stock valued, based on the Class A average trading value and the Class B average trading value, at approximately $104.29 (0.000802233 x $130,000), which is more than the $100.00 per share received for shares that are exchanged for cash.

For further information, please see the section titled “The Merger Agreement—Merger Consideration” beginning on page 77.

Q:	Am I guaranteed to receive the form of merger consideration that I elect to receive for my shares of BNSF common stock?

A:	No. Under the merger agreement, approximately 60% of the total merger consideration payable by Berkshire to BNSF stockholders will be in the form of cash and approximately 40% will be in the form of Berkshire common stock. The cash and stock elections that BNSF stockholders make with respect to their shares may be subject to proration and reallocation to achieve as closely as practicable this 60/40 cash-stock split. Accordingly, depending on the elections made by other BNSF stockholders, each BNSF stockholder who elects to receive all cash for their shares in the merger may receive a portion of their consideration in Berkshire common stock, and each BNSF stockholder who elects to receive all Berkshire common stock for their shares in the merger may receive a portion of their consideration in cash. A BNSF stockholder who elects to receive a combination of cash and Berkshire common stock for their shares in the merger may receive cash and Berkshire common stock in a proportion different from that which such stockholder elected. For further information, please see the section titled “The Merger Agreement—Merger Consideration” beginning on page 77.

Q:	How do I make my election?

A:	To elect to receive cash, shares of Berkshire Class A common stock or some combination thereof, you must indicate on the election form, which will be sent to you in a separate mailing, the number of shares of BNSF common stock with respect to which you elect to receive cash and the number of shares of BNSF common stock with respect to which you elect to receive shares of Berkshire Class A common stock. You must return the form in the separate envelope provided so that it is received prior to the election deadline, which will be at 5:00 p.m., New York time, on the second business day prior to the effective time of the merger. The election deadline will be announced at least five business days in advance of the effective time by Berkshire. If you are a participant in any of BNSF’s 401(k) plans, however, you may be required to return the form so that it is received prior to this date. The plan trustee or administrator will contact you by a separate communication and provide you with additional details with respect to your election deadline. If you hold your shares through a bank, broker or other nominee, you should follow the instructions provided by such bank, broker or other nominee to ensure that your election instructions are timely returned. For further information, please see the section titled “The Merger Agreement—Stockholder Elections” beginning on page 79.

Q:	Can I revoke or change my election after I mail my election form?

A:	Yes. You may revoke or change your election by sending written notice thereof to the exchange agent, which notice must be received by the exchange agent prior to the election deadline noted above. In the event an election form is revoked, under the merger agreement the shares of BNSF common stock represented by such election form will be treated as shares in respect of which no election has been made, except to the extent a subsequent election is properly made by the stockholder during the election period. For more information, please see the section titled “The Merger Agreement—Stockholder Elections” beginning on page 79.

Q:	What happens if I do not make an election or my election form is not received before the election deadline?

A:	Any shares of BNSF common stock with respect to which the exchange agent does not receive a properly completed and timely election form will be deemed not to have made an election. In exchange for such shares of BNSF common stock, you will receive cash or shares of Berkshire common stock as necessary to achieve as closely as practicable the 60/40 cash-stock split (as described above) with respect to all BNSF shares eligible for merger consideration, taking into account cash and stock elections by all BNSF stockholders who make such elections, unless shares of Berkshire Class A common stock are trading outside the collar (as described above), in which case you will be deemed to have elected whichever form of merger consideration has the higher value, subject to any proration or reallocation necessary to achieve as closely as practicable the 60/40 cash-stock split.

Q:	How will I receive the merger consideration to which I am entitled?

A:	After receiving the proper documentation from you and determining the proper allocations of cash and shares of Berkshire common stock to be paid or issued to BNSF stockholders, the exchange agent will forward to you the cash and/or Berkshire common stock to which you are entitled. More information on the documentation you are required to deliver to the exchange agent may be found under the caption “The Merger Agreement—Payment of the Merger Consideration” beginning on page 79. BNSF stockholders will not receive any fractional shares of Berkshire Class A common stock in the merger. Instead, they will receive shares of Berkshire Class B common stock in lieu of any fractional shares of Berkshire Class A common stock, and cash in lieu of any fractional shares of Berkshire Class B common stock.

Q:	Where will shares of Berkshire common stock and BNSF common stock be listed following the merger?

A:	Following the merger, the shares of Berkshire Class A and Class B common stock will remain listed on the New York Stock Exchange (the “NYSE”) under the stock symbols “BRK.A” and “BRK.B,” respectively. All shares of BNSF common stock will cease to be publicly-traded and will be delisted from the NYSE upon completion of the merger.

Q:	Am I entitled to appraisal rights in connection with the merger?

A:	Under Delaware law, appraisal rights are only available if, among other things, stockholders are required to accept cash for their shares (other than cash in lieu of fractional shares). Therefore, with respect to any shares of BNSF common stock for which you did not elect to receive cash merger consideration, but would be required under the merger agreement to receive cash merger consideration (other than cash in lieu of fractional shares of Berkshire Class B common stock), you may have the right, if you do not vote in favor of the merger agreement, in lieu of receiving the cash merger consideration for those shares, to obtain payment in cash for the “fair value” of those shares as determined by the Delaware Chancery Court. It is possible that the fair value as determined by the Delaware Chancery Court may be more or less than, or the same as, the merger consideration. BNSF reserves the right to take the position that appraisal may only be sought with respect to shares described in the first sentence of this paragraph, and may not be exercised with respect to any shares as to which cash was elected or stock was received. To exercise appraisal rights, you must follow the strict procedures prescribed by Section 262 of the Delaware General Corporation Law. For additional information, please see the section titled “The Merger—Appraisal Rights” beginning on page 71. In addition, the full text of Section 262 of the Delaware General Corporation Law is included as Annex B to this proxy statement/prospectus.

Q:	When is the merger expected to be completed?

A:	Berkshire and BNSF will complete the merger when all of the conditions to completion of the merger under the merger agreement have been satisfied or waived. Berkshire and BNSF are working toward satisfying these conditions and completing the merger as quickly as possible. Berkshire and BNSF currently expect to complete the merger during the first quarter of 2010. However, because the merger is subject to a number of conditions, some of which are beyond the control of Berkshire and BNSF, exact timing for completion of the merger cannot be predicted with any amount of certainty.

Q:	Is the merger taxable to BNSF stockholders for U.S. Federal income tax purposes?

A:	Berkshire and BNSF each expect the merger to qualify as a tax-free “reorganization” pursuant to Section 368(a) of the Internal Revenue Code. The U.S. Federal income tax consequences of a reorganization to a BNSF stockholder will depend on the relative mix of cash and Berkshire common stock received by such BNSF stockholder. Assuming that the merger qualifies as a reorganization, you will not recognize any gain or loss for U.S. Federal income tax purposes if you exchange your shares of BNSF common stock solely for shares of Berkshire common stock in the merger, except with respect to cash received in lieu of fractional shares of Berkshire Class B common stock. You will recognize gain or loss if you exchange your shares of BNSF common stock solely for cash in the merger. You will recognize gain, but not loss, if you exchange your shares of BNSF common stock for a combination of Berkshire common stock and cash, but your taxable gain in that case will not exceed the cash you receive in the merger.

Please carefully review the information set forth in the section titled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 92 for a description of the material U.S. Federal income tax consequences of the merger. The tax consequences of the merger to you will depend on your own situation. Please consult your tax advisors for a full understanding of the tax consequences of the merger to you.

Q:	Do Berkshire stockholders need to approve the merger?

A:	No. However, to facilitate the merger and related transactions, Berkshire stockholders are being asked to approve amendments to Berkshire’s certificate of incorporation to increase the number of shares of Berkshire Class B common stock and the total number of shares of Berkshire common stock authorized to be issued and to make certain other changes so as to permit and effectuate a 50-for-1 stock split with respect to the Berkshire Class B common stock. A special meeting of Berkshire stockholders has been called to consider and vote on those amendments. However, obtaining the stockholder vote necessary to effect the Berkshire Class B stock split is not a condition to completion of the merger.

Q:	Will Berkshire stockholders receive any shares or other consideration as a result of the merger?

A:	No. Except for any shares of Berkshire Class B common stock received as a result of the proposed stock split described above, Berkshire stockholders will not receive any shares or consideration as a result of the merger and will continue to hold the shares of Berkshire common stock they owned prior to the effective time of the merger.

Q:	What will happen to outstanding BNSF equity compensation awards in the merger?

A:	The Board of Directors of BNSF (the “BNSF Board”) will adjust the terms of all BNSF stock options, restricted stock units and awards of restricted shares (to the extent that the vesting of any award of BNSF restricted shares is not accelerated prior to completion of the merger as the merger agreement generally requires) outstanding immediately prior to the effective time of the merger to provide that, at the effective time of the merger, each such stock option, restricted stock unit (including any shares of “performance stock” issuable with respect to such BNSF restricted stock unit) and award of restricted shares shall be deemed to be an option to acquire shares of Berkshire Class B common stock, a restricted stock unit with respect to Berkshire Class B common stock (including performance shares) or an award of restricted shares of Berkshire Class B common stock, as the case may be. For additional information, please see the section titled “The Merger Agreement—Treatment of BNSF Equity Compensation Awards” beginning on page 80.

Q:	What are the conditions to consummation of the merger?

A:	In addition to the BNSF stockholder approvals described above, the conditions to consummation of the merger include the following:

•	the shares of Berkshire Class A and Class B common stock issuable to BNSF stockholders in the merger having been approved for listing on the NYSE, subject to official notice of issuance;

•

the waiting period under the Hart-Scott-Rodino Act having been terminated or expired (which occurred on December 4, 2009), any required approval from the Federal Communications Commission having been obtained and all other material governmental consents and approvals having been obtained;

•	no statute, rule, regulation, judgment, order or injunction prohibiting, restraining or making the merger illegal having been issued;

•	the representations and warranties of each party to the merger agreement remaining true and correct in all material respects as of the closing date;

•	each party to the merger agreement having performed or complied with all of its material obligations, agreements and covenants under the merger agreement;

•

holders of BNSF equity compensation awards (such as stock options and restricted stock units) no longer having the right to acquire shares of BNSF common stock or any other equity securities of BNSF pursuant to such awards; and

•	BNSF and Berkshire each having received an opinion from its legal counsel to the effect that the merger will qualify as a tax-free reorganization for U.S. Federal income tax purposes.

Q:	Will I still be paid dividends prior to the merger?

A:	BNSF’s dividend for the fourth quarter of 2009 that was declared in October 2009 will still be paid in January 2010, as usual. If the BNSF Board makes a determination that a dividend is payable in respect of the first quarter of 2010, and the closing of the merger would occur prior to the date on which BNSF would otherwise pay such dividend for the first quarter, BNSF is permitted under the merger agreement to accelerate the payment of the first quarter dividend and pay a prorated dividend based on the portion of the first quarter dividend period that is completed prior to closing. However, no dividend shall be paid unless and until the BNSF Board, in its sole discretion, makes a declaration that such dividend is payable.

Q:	Are there any risks in the merger that I should consider?

A:	Yes. There are risks associated with all business combinations, including the merger. These risks are discussed in more detail in the section titled “Risk Factors” beginning on page 26.

Q:	Where can I find more information about the parties to the merger?

A:	You can find more information about Berkshire and BNSF from the various sources described in the section titled “Where To Find More Information” beginning on page 118.

Questions About the Special Meeting of BNSF stockholders

Q:	When and where will the special meeting be held?

A:	The special meeting is scheduled to be held at BNSF Railway Company, Technology Office Building, 2400 Western Center Boulevard, Fort Worth, Texas 76131, on Thursday, February 11, 2010, at 9:00 a.m., local time.

Q:	On what am I being asked to vote?

A:	You are being asked to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of November 2, 2009, by and among Berkshire, Merger Sub and BNSF, a copy of which is attached to this proxy statement/prospectus as Annex A. The merger agreement is further described in the sections titled “The Merger” and “The Merger Agreement,” beginning on pages 36 and 77, respectively.

Q:	How does the BNSF Board recommend that I vote regarding the merger agreement?

A:	The BNSF Board unanimously recommends that BNSF stockholders vote “FOR” the adoption of the merger agreement.

Q:	How do I vote my shares at the special meeting?

A:	If you are a registered stockholder, you may vote in person at the special meeting. However, to ensure that your shares are represented at the special meeting, you are recommended to vote promptly by proxy by taking any of the following steps, even if you plan to attend the meeting in person:

•	call the toll-free number specified on the enclosed proxy card and follow the instructions when prompted;

•	access the Internet website specified on the enclosed proxy card and follow the instructions provided to you; or

•	complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided.

If you are not a registered stockholder, but instead hold your shares in “street name” through a bank, broker or other nominee, please follow the instructions provided to you by your bank, broker or other nominee to vote by proxy and ensure your shares are represented at the special meeting. If you want to vote in person at the special meeting, you must provide a proxy executed in your favor from your bank, broker or other nominee. For more information, please see the section titled “Special Meeting of BNSF Stockholders—Voting at the Special Meeting” beginning on page 32.

If you hold shares through any of BNSF’s 401(k) savings plans, only the trustees of such plans can vote those shares on your behalf. Your proxy card permits you to direct the trustee how to vote the number of shares allocated to your account. In order to direct the trustee how to vote your shares, you must return your directions to the trustee so that they are received no later than 11:59 p.m. on February 8, 2010. 401(k) plan participants may not vote their plan shares in person at the special meeting.

Q:	What happens if I do not vote or submit a proxy, or do not instruct my bank, broker or other nominee to vote, or abstain from voting?

A:	If you fail to vote, either in person or by proxy, or fail to instruct your bank, broker or other nominee how to vote, or abstain from voting, it will have the same effect as a vote cast “AGAINST” the proposal to adopt the merger agreement.

Q:	What should I do if I want to change my vote?

A:	If you are a registered stockholder, you can revoke your proxy at any time before it is voted at the special meeting by:

•	submitting a new proxy with a later date by using the telephone or Internet voting procedures, or by completing, signing, dating and returning a proxy card by mail to BNSF;

•	attending the special meeting and voting in person; or

•	sending written notice of revocation to the Corporate Secretary at Burlington Northern Santa Fe Corporation, 2650 Lou Menk Drive, Fort Worth, Texas 76131.

If you are not a registered stockholder, but instead hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee in order to revoke your proxy and submit new voting instructions.

Q:	If my bank, broker or other nominee holds my shares in “street name,” will they be able to vote my shares for me without my instructions?

A:	No. If you do not provide specific voting instructions to your bank, broker or other nominee, your bank, broker or other nominee will not be able to vote your shares, which will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement. You should receive instructions regarding voting procedures directly from your bank, broker or other nominee. You should follow the directions provided to you to vote your shares, or you should instruct your bank, broker or other nominee to vote your shares, following the procedure your bank, broker or other nominee provides to you.

Q:	How are shares held in any of BNSFs 401(k) savings plans voted?

A:	If you are a participant in any of BNSF’s 401(k) savings plans, your proxy card permits you to direct the trustee how to vote the number of shares allocated to your account. The trustees of BNSF’s 401(k) plans also vote allocated shares of common stock for which they have not received direction in the same proportion as directed shares are voted. In order to direct the trustee how to vote your shares, you must return your directions to the trustee so that they are received no later than 11:59 p.m. on February 8, 2010.

Q:	How are shares held in BNSF’s dividend reinvestment plan voted?

A:	Shares held in BNSF’s dividend reinvestment plan will be voted in accordance with the vote indicated by the stockholder of record on the proxy. If the proxy is properly executed and returned but no choice is indicated, both record shares and shares held in BNSF’s dividend reinvestment plan will be voted in accordance with BNSF’s recommendations above. If a stockholder holds shares both of record and in the dividend reinvestment account and does not vote the shares held of record, the stockholder’s shares held in the dividend reinvestment account will not be voted.

Q:	What happens if I transfer my shares after the record date for the special meeting?

A:

The record date for the special meeting is earlier than the expected date of completion of the merger. Therefore, if you transfer your shares of BNSF common stock after the record date, but prior to completion of the merger, you will retain the right to vote at the special meeting, but the person to whom you transferred your shares of BNSF common stock will have the right to be paid the merger consideration in respect of those shares following completion of the merger.

Q:	Should I send my stock certificates with my proxy card?

A:	No. Please do not send your stock certificates with your proxy card. Promptly after the completion of the merger, the exchange agent will mail to you a letter of transmittal with instructions for exchanging your BNSF stock certificates for the merger consideration.

Q:	Who can help answer my questions?

A:	If you have more questions about the merger or the special meeting, or desire additional copies of this proxy statement/prospectus or additional proxy cards, please contact:

Innisfree M&A Incorporated

501 Madison Avenue

20th Floor

New York, New York 10022

PHONE (TOLL-FREE): (877) 456-3463

or

Burlington Northern Santa Fe Corporation

2650 Lou Menk Drive

Fort Worth, Texas 76131

Attention: Investor Relations

PHONE: (817) 352-6452

For media inquiries, please contact:

Burlington Northern Santa Fe Corporation

2650 Lou Menk Drive

Fort Worth, Texas 76131

Attention: Corporate Relations

PHONE: (817) 867-6407

SUMMARY

The Companies (see page 96)

Burlington Northern Santa Fe Corporation

2650 Lou Menk Drive

Fort Worth, Texas 76131

(800) 795-2673

BNSF is a holding company that conducts no operating activities and owns no significant assets other than through its interests in its subsidiaries. Through its subsidiaries, BNSF is engaged primarily in the freight rail transportation business. As of September 30, 2009, BNSF and its subsidiaries had approximately 37,000 employees. The rail operations of BNSF Railway Company, BNSF’s principal operating subsidiary, make up one of the largest railroad systems in North America.

Additional information about BNSF and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. For further information, please see the section titled “Where To Find More Information” beginning on page 118.

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

(402) 346-1400

Berkshire is a holding company owning subsidiaries that engage in a number of diverse business activities including property and casualty insurance and reinsurance, utilities and energy, finance, manufacturing, services and retailing. Berkshire and its subsidiaries employ approximately 225,000 people.

Additional information about Berkshire and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. For further information, please see the section titled “Where To Find More Information” beginning on page 118.

The Merger (see page 36)

Berkshire and BNSF agreed to the acquisition of BNSF by Berkshire under the terms of the merger agreement that is described in this proxy statement/prospectus. In the merger, BNSF will merge with and into Merger Sub, an indirect wholly owned subsidiary of Berkshire. Following the merger, Merger Sub will continue as the surviving entity and will remain an indirect wholly owned subsidiary of Berkshire. Merger Sub will change its name to “Burlington Northern Santa Fe, LLC” upon consummation of the merger. The merger agreement is attached as Annex A to this proxy statement/prospectus, and both Berkshire and BNSF encourage you to read it carefully and in its entirety because it is the legal document that governs the merger.

Merger Consideration (see page 77)

In the merger, each share of BNSF common stock (other than certain restricted shares, shares owned by Berkshire, BNSF or any of their respective subsidiaries, or shares in respect of which appraisal rights have been properly exercised and not withdrawn) will be converted into the right to receive, at the election of the stockholder (subject to certain proration and reallocation procedures described below), either (i) $100.00 in cash, without interest, or (ii) a portion of a share of Berkshire Class A common stock equal to the exchange ratio, which is calculated by dividing $100.00 by the Class A average trading value. This calculation, however, is subject to a “collar” that will fix the exchange ratio at 0.000802233 or 0.001253489 if the Class A average trading value is above $124,652.09 or below $79,777.34, as the case may be.

If the application of the exchange ratio to all shares in respect of which a stockholder has elected to receive stock would cause such stockholder to receive a fraction of a share of Berkshire Class A common stock, such stockholder will instead receive a number of shares of Berkshire Class B common stock equal in value to the fractional share of Berkshire Class A common stock. If after applying this calculation, the stockholder would receive a fraction of a share of Berkshire Class B common stock, the stockholder will instead receive cash with a value equal to the value of the fractional share of Berkshire Class B common stock.

Approximately 60% of the total merger consideration payable by Berkshire to BNSF stockholders will be in the form of cash and approximately 40% will be in the form of Berkshire common stock. Therefore, the cash and stock elections that BNSF stockholders make (or are deemed to have made) with respect to their shares may be subject to proration and reallocation to achieve as closely as practicable this 60/40 cash-stock split.

Treatment of BNSF Equity Compensation Awards (see page 80)

Upon completion of the merger, each outstanding stock option to acquire shares of BNSF common stock, each outstanding restricted stock unit with respect to BNSF common stock and, to the extent that the vesting of any award of BNSF restricted shares is not accelerated by BNSF prior to completion of the merger (as the merger agreement requires, unless such vesting would result in a breach of any BNSF equity compensation plan or award agreement or any applicable law or adverse tax consequences), each outstanding award of BNSF restricted shares will be converted into an option, restricted stock unit or award of restricted shares, as applicable, on the same terms and conditions as were applicable under such BNSF equity award, with respect to the number of shares of Berkshire Class B common stock equal to the product of the number of shares of BNSF common stock issuable with respect to such BNSF equity award (including any shares of “performance stock” issuable with respect to BNSF restricted stock units) and the “option exchange ratio,” rounded down to the nearest whole number of shares of Berkshire Class B common stock. The “option exchange ratio” means the quotient obtained by dividing the average of the daily volume-weighted average trading prices per share of BNSF common stock over the ten trading day period ending on the second full trading day prior to completion of the merger by the average of the daily volume-weighted average trading prices per share of Berkshire Class B common stock over such period. The terms of each resulting Berkshire equity award will provide for an appropriate payment of cash in lieu of any fractional share of Berkshire Class B common stock lost due to rounding. The per share exercise price of each resulting Berkshire stock option will be equal to the per share exercise price for the shares of BNSF common stock otherwise purchasable pursuant to the corresponding BNSF stock option divided by the option exchange ratio, rounded up to the nearest whole cent. BNSF may, based on BNSF’s Chief Executive Officer’s consultation with Berkshire’s Chairman, amend the performance criteria applicable to performance-based restricted stock units.

Risk Factors (see page 26)

There are risks associated with the merger, which are described in the section titled “Risk Factors” beginning on page 26. You should carefully read and consider these risks, which include, without limitation, the following:

•	because the market price of Berkshire Class A common stock will fluctuate, you cannot be sure of the market value of Berkshire Class A or Class B common stock that you will receive in the merger;

•

you may receive a combination of consideration different from that which you elect, and while such elections are being calculated, you may not be able to transfer the shares of Berkshire common stock, if any, to which you may be entitled;

•	the merger and related transactions are subject to certain stockholder approvals;

•	directors and executive officers of BNSF have interests in the merger that are different from, or in addition to, the interests of BNSF stockholders generally; and

•

the merger is subject to the receipt of consents and approvals from various governmental entities, which may impose conditions on, jeopardize or delay completion of the merger or reduce the anticipated benefits of the merger.

Special Meeting of BNSF Stockholders (see page 31)

The special meeting of BNSF stockholders will take place on Thursday, February 11, 2010, at 9:00 a.m., local time, at BNSF Railway Company, Technology Office Building, 2400 Western Center Boulevard, Fort Worth, Texas 76131. At the special meeting, you will be asked:

•	to adopt the merger agreement, pursuant to which BNSF will be merged with and into Merger Sub and Merger Sub will continue as the surviving entity; and

•

to transact any other business that may properly be brought before the special meeting, or any adjournments or postponements thereof, including, without limitation, a motion to adjourn or postpone the special meeting to another time and/or place for the purpose of soliciting additional proxies in favor of the proposal to adopt the merger agreement, if necessary.

You may vote at the special meeting if you owned shares of BNSF common stock at the close of business on December 18, 2009, the record date for the meeting. You may cast one vote for each share of BNSF common stock that you owned as of that record date.

Adoption of the merger agreement requires the vote of (i) holders of at least 66- 2/3% of the issued and outstanding shares of BNSF common stock not owned by Berkshire or any of its affiliates or associates and (ii) holders of a majority of the issued and outstanding shares of BNSF common stock.

As of the close of business on December 18, 2009, the record date for the special meeting, there were 340,650,362 shares of BNSF common stock outstanding and entitled to vote. As of the same date, Berkshire and its affiliates and associates owned 76,777,029 shares of BNSF common stock, representing approximately 22.5% of the total issued and outstanding shares of BNSF common stock. In addition, as of the same date, the directors and executive officers of BNSF as a group owned and were entitled to vote 932,874 shares of BNSF common stock, or less than 0.5% of the total issued and outstanding shares of BNSF common stock on that date. BNSF currently expects that all directors and executive officers will vote their shares in favor of the merger, although none of them has entered into any agreement obligating them to do so.

Recommendation of the BNSF Board and its Reasons for the Merger (see page 40)

After careful consideration, the BNSF Board unanimously approved the merger agreement, declared its advisability and determined that the merger agreement and the transactions contemplated by it are fair to and in the best interests of BNSF and its stockholders. Accordingly, the BNSF Board unanimously recommends that BNSF stockholders vote “FOR” the adoption of the merger agreement. For the factors considered by the BNSF Board in reaching its decision to adopt the merger agreement, please see the section titled “The Merger—Recommendation of the BNSF Board and its Reasons for the Merger” beginning on page 40.

Opinions of BNSF’s Financial Advisors (see page 45)

Goldman, Sachs & Co. (“Goldman Sachs”) delivered its opinion to the BNSF Board that, as of November 2, 2009, and based upon and subject to the factors and assumptions set forth therein, the stock consideration and the cash consideration, taken in the aggregate, to be paid to the holders (other than Berkshire and its affiliates) of the outstanding shares of BNSF common stock, pursuant to the merger agreement was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated November 2, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of the BNSF Board in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of BNSF common stock should vote or make an election with respect to the merger or any other matter.

The BNSF Board also received an opinion, dated November 2, 2009, from Evercore Group L.L.C. (“Evercore”) as to the fairness, from a financial point of view, of the merger consideration to the holders (other than Berkshire and its affiliates) of the shares of BNSF common stock entitled to receive such consideration. The full text of Evercore’s written opinion, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken by Evercore in rendering its opinion is attached as Annex D to this proxy statement/prospectus. The opinion was directed to the BNSF Board and addresses only the fairness, from a financial point of view, of the merger consideration to the holders (other than Berkshire and its affiliates) of the shares of BNSF common stock entitled to receive such consideration. The opinion does not address any other aspect of the proposed merger and does not constitute a recommendation as to how any holder of BNSF common stock should vote or make an election with respect to the merger or any other matter.

Interests of BNSF Directors and Executive Officers in the Merger (see page 65)

Aside from their interests as BNSF stockholders, BNSF directors and executive officers have interests in the merger that are different from, or in addition to, those of other BNSF stockholders generally. The members of the BNSF Board were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the BNSF stockholders that the merger agreement be adopted. These interests include vesting and settlement of BNSF restricted stock units held by directors, funding of a director’s benefits under BNSF’s Directors’ Charitable Award Program, conversion of BNSF stock options held by executive officers and one non-employee director and BNSF restricted stock units held by executive officers into Berkshire equity awards, payment of directors’ benefits under BNSF’s director deferred compensation and retirement plans, settlement of executive officers’ units in BNSF’s Senior Management Stock Deferral Plan, vesting of executive officers’ unvested benefits in BNSF’s supplemental retirement plans, executive officers’ receipt of certain benefits under their change in control agreements upon certain terminations of employment in connection with the merger, funding of BNSF’s Benefits Protection Trust with respect to certain benefit plans and agreements and Berkshire’s agreement to indemnify directors and officers against certain claims and liabilities and to continue such indemnification for a period of six years from the effective time of the merger. Please see the section titled “The Merger—Interests of BNSF Directors and Executive Officers in the Merger” beginning on page 65 for additional information about these interests.

NYSE Listing of Berkshire Class A and Class B Common Stock (see page 75)

Shares of Berkshire Class A and Class B common stock are quoted on the NYSE under the stock symbols “BRK.A” and “BRK.B,” respectively. It is a condition to completion of the merger that the shares of Berkshire Class A and Class B common stock to be issued by Berkshire to BNSF stockholders in connection with the merger be approved for listing on the NYSE, subject to official notice of issuance. Berkshire has agreed to use its best efforts to cause such shares to be listed on the NYSE and expects to obtain the NYSE’s approval to list such shares prior to completion of the merger, subject to official notice of issuance.

Delisting and Deregistration of BNSF Common Stock (see page 75)

Shares of BNSF common stock currently trade on the NYSE under the stock symbol “BNI.” Upon completion of the merger, all shares of BNSF common stock will cease to be listed for trading on the NYSE and will be deregistered under the Exchange Act.

Regulatory Approvals Required for the Merger (see page 70)

The following is a summary of the material regulatory requirements for completion of the merger. There can be no guarantee if and when any of the consents or approvals required for the merger will be obtained or as to the conditions that such consents and approvals may contain. For further information, please read the section titled “Risk Factors” beginning on page 26.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the rules promulgated by the U.S. Federal Trade Commission (the “FTC”), the merger cannot be completed until (i) certain information and materials are furnished to the Antitrust Division of the U.S. Department of Justice (the “DOJ”) and the FTC and (ii) the applicable waiting period under the HSR Act is terminated or expires. On November 25, 2009, BNSF and Berkshire filed the requisite notification and report forms under the HSR Act. On December 4, 2009, the FTC granted early termination of the waiting period.

Notwithstanding the foregoing, at any time before or after the completion of the merger, the DOJ, the FTC or any state may still challenge the merger on antitrust grounds. Accordingly, at any time before or after the completion of the merger, any of the DOJ, the FTC or any state may take action under the antitrust laws as it deems necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the merger, permitting completion subject to regulatory concessions or conditions or seeking divestiture of the businesses acquired as a result of the merger. Private parties and non-U.S. governmental authorities may also institute legal actions under the antitrust laws under some circumstances. There can be no assurance that a challenge to the merger under the antitrust laws will not be made, or, if such a challenge is made, that it will not succeed.

Under the merger agreement, consummation of the merger is also conditional upon the receipt of certain approvals from the Federal Communication Commission (the “FCC”) with respect to the transfer of control of certain types of licenses and other authorizations issued by the FCC. BNSF made the necessary filings with the FCC on December 8, 2009. There can be no assurance that the requisite FCC approvals will be obtained on a timely basis or at all.

Berkshire and BNSF also intend to make all required filings under the Securities Act and the Exchange Act relating to the merger, and obtain all other approvals and consents which may be necessary to give effect to the merger.

Appraisal Rights (see page 71)

Under Delaware law, appraisal rights are only available if, among other things, stockholders are required to accept cash for their shares (other than cash in lieu of fractional shares). Therefore, with respect to any shares of BNSF common stock for which you did not elect to receive cash merger consideration, but would be required under the merger agreement to receive cash merger consideration (other than cash in lieu of fractional shares of Berkshire Class B common stock), you may have the right, if you do not vote in favor of the merger agreement, in lieu of receiving the cash merger consideration for those shares, to obtain payment in cash for the “fair value” of those shares as determined by the Delaware Chancery Court (the “Court”). It is possible that the fair value as determined by the Court may be more or less than, or the same as, the merger consideration. BNSF reserves the right to take the position that appraisal may only be sought with respect to shares described in the first sentence of this paragraph, and may not be exercised with respect to any shares as to which cash was elected or stock was received.

BNSF stockholders electing to exercise appraisal rights must comply with the strict procedures set forth in Section 262 of the Delaware General Corporation Law (“Section 262”), the full text of which appears in

Annex B to this proxy statement/prospectus, in order to demand and perfect their rights. Failure to so comply may result in termination or waiver of such stockholder’s appraisal rights. For a summary of the material provisions of Section 262 of the Delaware General Corporation Law required to be followed by dissenting BNSF stockholders wishing to demand and perfect their appraisal rights, please read the section titled “The Merger—Appraisal Rights” beginning on page 71.

Conditions to the Merger (see page 85)

The obligations of each of BNSF and Berkshire to complete the merger are subject to the satisfaction or waiver of the following conditions:

•	the merger agreement shall have been adopted by the necessary votes of the BNSF stockholders;

•	the approval for listing on the NYSE of shares of Berkshire Class A and Class B common stock issuable to BNSF stockholders as consideration in the merger, subject to official notice of issuance;

•

no statute, rule, regulation, judgment, order or injunction shall have been promulgated, entered, enforced, enacted, or issued or be applicable to the merger by any governmental entity that prohibits, restrains, or makes illegal the completion of the merger;

•

the Registration Statement on Form S-4 (of which this proxy statement/prospectus is a part) shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order;

•

all material governmental consents, orders, approvals and waiting periods required for the completion of the merger shall have been obtained and shall be in effect, or, with respect to waiting periods, shall have expired or been terminated; and

•	all material filings with governmental authorities required to complete the merger shall have been made.

In addition, BNSF’s obligation to complete the merger is subject to the following conditions:

•

the representations and warranties of Berkshire and Merger Sub qualified by materiality must be true and correct in all respects, and all other representations and warranties must be true and correct in all material respects, as of the date of the merger agreement and as of the closing date, except representations and warranties that speak as of a particular date;

•	Berkshire and Merger Sub must have complied with all of their material obligations and covenants under the merger agreement; and

•

BNSF shall have received an opinion of its tax counsel to the effect that the merger will qualify as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”).

The obligation of Berkshire and Merger Sub to complete the merger is subject to the following conditions:

•

BNSF’s representations and warranties qualified by materiality must be true and correct in all respects, and all other representations and warranties must be true and correct in all material respects, as of the date of the merger agreement and as of the closing date, except representations and warranties that speak as of a particular date;

•	BNSF must have complied with all of its material obligations and covenants under the merger agreement;

•

no statute, rule, regulation, judgment, order or injunction shall have been promulgated, entered, enforced, enacted or issued or be applicable to the merger by any governmental entity that imposes certain limitations on Berkshire’s or its subsidiaries’ or affiliates’ respective businesses or assets, as specified in the merger agreement;

•	Berkshire shall have received an opinion of its tax counsel to the effect that the merger will qualify as a tax-free reorganization within the meaning of Section 368 of the Code; and

•	the holders of BNSF stock options and restricted stock units shall no longer have the right to acquire any equity securities of BNSF or its subsidiaries after the effective time of the merger.

Expected Timing of the Merger

Berkshire and BNSF currently expect to complete the merger during the first quarter of 2010, subject to the receipt of required stockholder and regulatory approvals and the satisfaction or waiver of the other conditions to completion of the merger. Because many of the conditions to completion of the merger are beyond the control of Berkshire and BNSF, exact timing for completion of the merger cannot be predicted with any amount of certainty.

No Solicitations of Other Offers (see page 86)

The merger agreement contains detailed provisions that restrict BNSF, its subsidiaries and their respective representatives from soliciting, initiating or knowingly encouraging, or taking any other action intended to facilitate, the submission of any other takeover proposal. The merger agreement also restricts BNSF, its subsidiaries and their respective representatives from participating in any discussions or negotiations regarding any other takeover proposal. The merger agreement does not, however, prohibit the BNSF Board from considering and recommending to BNSF stockholders an alternative transaction with a third party if specified conditions are met, including the payment of the termination fee required by the merger agreement.

Termination of the Merger Agreement (see page 88)

The merger agreement may be terminated at any time prior to the completion of the merger by mutual consent of BNSF and Berkshire. The merger agreement may also be terminated by either BNSF or Berkshire if:

•

any final, non-appealable governmental order, decree, ruling or other action prohibits the completion of the merger, except that the party seeking to terminate (subject to certain limitations in the case of Berkshire) shall have used all reasonable best efforts to challenge that order, decree, ruling or other action;

•

the merger is not completed on or before June 30, 2010, except that (a) this right to terminate will not be available to any party whose failure to comply with the merger agreement results in the failure of the merger to be completed by that date, and (b) this date will be extended day-by-day for each day any party is subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the merger, but not beyond July 31, 2010; or

•	BNSF’s stockholders fail to adopt the merger agreement by the required votes.

Berkshire may terminate the merger agreement if:

•

the BNSF Board or any committee thereof withdraws or modifies, or proposes publicly to withdraw or modify, in a manner adverse to Berkshire, its approval, determination of advisability or recommendation of the merger agreement and the transactions contemplated by that agreement, including the merger, or approves, determines to be advisable or recommends, or proposes publicly to approve, determine to be advisable or recommend, any takeover proposal by a third party, or resolves to take any such action; or

•

any of BNSF’s representations or warranties qualified by materiality are not true and correct in any respect or, with respect to those not qualified by materiality, are not true and correct in all material respects, or BNSF shall have breached or failed in any material respect to perform or comply with any of its material obligations, agreements or covenants under the merger agreement where that inaccuracy or breach is incapable of being cured or has not been cured within 30 business days after Berkshire delivers written notice of the inaccuracy or breach to BNSF.

BNSF may terminate the merger agreement if:

•

BNSF enters into a definitive agreement providing for a superior proposal, provided that BNSF has complied with the provisions of the merger agreement regarding solicitations of other offers, and provided that BNSF pays to Berkshire the termination fee described below and reimburses certain of Berkshire’s out-of-pocket expenses; or

•

any of Berkshire’s representations or warranties qualified by materiality are not true and correct in any respect or, with respect to those not qualified by materiality, are not true and correct in all material respects, or either Berkshire or Merger Sub shall have breached or failed in any material respect to perform or comply with any of its material obligations, agreements or covenants under the merger agreement where that inaccuracy or breach is incapable of being cured or has not been cured within 30 business days after BNSF delivers written notice of the inaccuracy or breach to Berkshire.

Termination Fee (see page 89)

BNSF has agreed to pay Berkshire a termination fee of $264 million and to reimburse it for any SEC filing fees previously paid by Berkshire or Merger Sub in connection with the transactions contemplated by the merger agreement if the merger agreement is terminated under any of the following circumstances:

•

a takeover proposal shall have been made known to BNSF or shall have been made directly to BNSF stockholders generally or any person shall have publicly announced an intention to make a takeover proposal and thereafter either party terminates the merger agreement because:

•	the merger has not been completed by June 30, 2010 (as such date may be extended as described above);

•	the stockholder approvals necessary to complete the merger are not obtained at the special meeting of BNSF stockholders or any adjournment thereof, as described above; or

•	there exists a final non-appealable governmental order, decree or ruling based on the existence of the takeover proposal; and

that takeover proposal is consummated within one year of the termination;

•	BNSF terminates the merger agreement because it enters into a definitive agreement providing for a superior proposal; or

•

Berkshire terminates the merger agreement because the BNSF Board or any committee thereof withdraws or modifies, or proposes publicly to withdraw or modify, in a manner adverse to Berkshire, its approval, determination of advisability or recommendation of the merger agreement and the transactions contemplated by that agreement, or approves, determines to be advisable or recommends, or proposes publicly to approve, determine to be advisable or recommend, any takeover proposal by a third party, or resolves to take any such action.

Material U.S. Federal Income Tax Consequences of the Merger (see page 92)

Berkshire and BNSF expect that the merger will qualify as a “reorganization” within the meaning of Section 368 of the Code and that each of Berkshire, National Indemnity Company (“NICO,” the parent of Merger Sub and an indirect wholly owned subsidiary of Berkshire) and BNSF will be a party to the reorganization within the meaning of Section 368(b) of the Code, and it is a condition to completion of the merger that each of Berkshire and BNSF receive opinions from legal counsel to that effect.

Assuming that the merger qualifies as a reorganization, and each of Berkshire, NICO and BNSF is a party to the reorganization, you will not recognize any gain or loss for U.S. Federal income tax purposes if you exchange your shares of BNSF common stock solely for shares of Berkshire common stock in the merger, except with respect to cash received in lieu of fractional shares of Berkshire Class B common stock. You will recognize gain or loss if you exchange your shares of BNSF common stock solely for cash in the merger. You will recognize gain, but not loss, if you exchange your shares of BNSF common stock for a combination of Berkshire common stock and cash, but your taxable gain in that case will not exceed the cash you receive in the merger.

BNSF stockholders are urged to read the discussion in the section titled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 92 of this proxy statement/prospectus and to consult their tax advisors as to the U.S. Federal income tax consequences of the transaction, as well as the effects of state, local and non-U.S. tax laws.

Accounting Treatment (see page 91)

In accordance with accounting principles generally accepted in the United States, Berkshire will account for the merger using the acquisition method of accounting for business combinations.

Comparative Rights of Stockholders (see page 98)

The rights of BNSF stockholders are currently governed by the BNSF certificate of incorporation, the BNSF bylaws and Delaware law. BNSF stockholders who elect or who are deemed to have elected to receive a portion of the merger consideration in Berkshire Class A common stock will become stockholders of Berkshire upon completion of the merger. Thereafter, their rights will be governed by the Berkshire certificate of incorporation, the Berkshire bylaws and Delaware law. As a result, these BNSF stockholders will have different rights once they become stockholders of Berkshire due to the differences in the governing documents of Berkshire and BNSF. The key differences are described in the section titled “Comparative Rights of Stockholders” beginning on page 98 of this proxy statement/prospectus.

Litigation (see page 75)

BNSF and the BNSF Board, and in some cases Berkshire and Merger Sub, are named as defendants in purported class action lawsuits brought by alleged BNSF stockholders challenging the proposed merger. The stockholder actions variously allege that BNSF’s directors have breached their fiduciary duties based on allegations that (i) the consideration being offered is unfair and inadequate, (ii) BNSF’s directors did not adequately seek to maximize stockholder value through open bidding or market check mechanisms, (iii) the “no shop” clause and termination fee are onerous devices designed to discourage a superior offer, (iv) BNSF’s earnings forecasts were manipulated to drive its stock price down and thus make the proposed transaction appear more favorable to stockholders than it truly is, and/or (v) BNSF’s disclosures relating to the proposed transaction have been, or will be, inadequate and materially misleading. Certain of the stockholder actions also allege that Berkshire aided and abetted the alleged breaches by BNSF’s directors. The stockholder actions seek various remedies, including enjoining the transaction from being consummated in accordance with the agreed-upon terms. The defendants intend to defend against these and any additional future claims.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BERKSHIRE

The following table sets forth selected historical consolidated financial data of Berkshire. The selected historical consolidated financial data of Berkshire as of and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been derived from Berkshire’s historical audited consolidated financial statements. Berkshire’s historical audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 are incorporated into this proxy statement/prospectus by reference to Berkshire’s Annual Report on Form 10-K for the year ended December 31, 2008. The selected historical consolidated financial data of Berkshire as of September 30, 2009 and for the nine month periods ended September 30, 2009 and 2008 have been derived from Berkshire’s historical unaudited interim consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, which is incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data of Berkshire as of September 30, 2008 has been derived from Berkshire’s historical unaudited interim consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. In the opinion of Berkshire’s management, the unaudited interim consolidated financial statements of Berkshire have been prepared on the same basis as its audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the financial position of Berkshire as of September 30, 2009 and its results of operations for the nine month periods ended September 30, 2009 and 2008. Results of interim periods are not necessarily indicative of the results expected for a full year or for future periods. This information is only a summary, and you should read it in conjunction with Berkshire’s historical consolidated financial statements and the related notes contained in the reports and the other information that Berkshire has previously filed with the SEC and which are incorporated into this proxy statement/prospectus by reference. For additional information, please see the section titled “Where To Find More Information” beginning on page 118.

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)
	(In millions, except per share data)
Selected Income Statement Data:
Revenues
Insurance premiums earned(1)	$21,263	$18,905	$25,525	$31,783	$23,964	$21,997	$21,085
Sales and service revenues	46,075	49,415	65,854	58,243	51,803	46,138	43,222
Revenues of utilities and energy businesses(2)	8,416	9,727	13,971	12,628	10,644	—	—
Interest, dividend and other investment income	4,133	3,588	4,966	4,979	4,382	3,487	2,816
Interest and other revenues of finance and financial products businesses	3,244	3,707	4,931	5,103	5,111	4,633	3,788
Investment and derivative gains/losses(3)	(836)	(2,148)	(7,461)	5,509	2,635	5,408	3,471

Total revenues	$82,295	$83,194	$107,786	$118,245	$98,539	$81,663	$74,382

Earnings
Net earnings attributable to Berkshire(3)(4)	$4,999	$4,877	$4,994	$13,213	$11,015	$8,528	$7,308

Net earnings per Class A equivalent share attributable to Berkshire shareholders	$3,223	$3,149	$3,224	$8,548	$7,144	$5,538	$4,753

	As of September 30,		As of December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)
	(In millions, except per share data)
Selected Balance Sheet Data:
Total assets	$292,010	$281,729	$267,399	$273,160	$248,437	$198,325	$188,874
Notes payable and other borrowings of insurance and other non-finance businesses	3,815	4,068	4,349	2,680	3,698	3,583	3,450
Notes payable and other borrowings of utilities and energy businesses(2)	19,564	18,995	19,145	19,002	16,946	—	—
Notes payable and other borrowings of finance and financial products businesses	14,642	14,495	13,388	12,144	11,961	10,868	5,387
Berkshire Hathaway shareholders’ equity	126,073	120,155	109,267	120,733	108,419	91,484	85,900
Class A equivalent common shares outstanding, in thousands	1,552	1,549	1,549	1,548	1,543	1,541	1,539
Berkshire Hathaway shareholders’ equity per outstanding Class A equivalent common share	$81,247	$77,558	$70,530	$78,008	$70,281	$59,377	$55,824

(1)	Insurance premiums earned in 2007 included $7.1 billion from a single reinsurance transaction with Equitas.

(2)	On February 9, 2006, Berkshire converted its non-voting preferred stock of MidAmerican Energy Holdings Company (“MidAmerican”) to common stock and upon conversion, owned approximately 83.4% (80.5% diluted) of the voting common stock interests. Accordingly, the consolidated financial statements reflect the consolidation of the accounts of MidAmerican beginning in 2006. Berkshire’s investment in MidAmerican was accounted for pursuant to the equity method in 2004 and 2005.

(3)	The amount of investment and derivative gains and losses for any given period has no predictive value, and variations in amount from period to period have no practical analytical value. For the first nine months of 2009 and 2008, after-tax investment and derivative gains/losses were $(0.5) billion and $(1.4) billion, respectively. Investment and derivative gains/losses for the first nine months of 2009 include non-cash pre-tax losses of $3.2 billion ($2.0 billion after-tax) relating to other-than-temporary impairments of certain investments offset by gains of $2.0 billion ($1.3 billion after-tax) relating to long duration equity index put option contracts. Investment and derivative gains/losses for the first nine months of 2008 include non-cash pre-tax losses of $1.7 billion ($1.1 billion after-tax) relating to long duration equity index put option contracts. For each of the five years ended December 31, after-tax investment and derivative gains/losses were $(4.65) billion in 2008, $3.58 billion in 2007, $1.71 billion in 2006, $3.53 billion in 2005 and $2.26 billion in 2004. Investment and derivative gains/losses in 2008 include non-cash pre-tax losses of $5.0 billion ($3.25 billion after-tax) relating to long duration equity index put option contracts and $1.8 billion ($1.2 billion after-tax) relating to other-than-temporary impairments of certain investments. Investment and derivative gains/losses in 2005 include a non-cash pre-tax gain of $5.0 billion ($3.25 billion after-tax) relating to the exchange of Gillette stock for Procter & Gamble stock.

(4)	Net earnings attributable to Berkshire for the year ended December 31, 2005 include a pre-tax underwriting loss of $3.4 billion in connection with Hurricanes Katrina, Rita and Wilma that struck the Gulf coast and Southeast regions of the United States. Such loss reduced net earnings attributable to Berkshire by approximately $2.2 billion.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BNSF

The following table sets forth selected historical consolidated financial data for BNSF. The selected historical consolidated financial data of BNSF as of and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been derived from BNSF’s historical audited consolidated financial statements, except for the earnings per share information which has been adjusted to reflect the adoption of ASC Topic 260-10, Earnings per Share (formerly FSP EITF 03-06-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities). BNSF’s historical audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 are incorporated into this proxy statement/prospectus by reference to BNSF’s Annual Report on Form 10-K for the year ended December 31, 2008. The selected historical consolidated financial data of BNSF as of September 30, 2009 and for the nine month periods ended September 30, 2009 and 2008 have been derived from BNSF’s historical unaudited interim consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, which is incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data of BNSF as of September 30, 2008 has been derived from BNSF’s historical unaudited interim consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. In the opinion of BNSF’s management, the unaudited interim consolidated financial statements of BNSF have been prepared on the same basis as its audited consolidated financial statements, except for the adoption of ASC Topic 260-10, Earnings per Share (formerly FSP EITF 03-06-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities), and include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the financial position of BNSF as of September 30, 2009 and its results of operations for the nine month periods ended September 30, 2009 and 2008. Results of interim periods are not necessarily indicative of the results expected for a full year or for future periods. This information is only a summary, and you should read it in conjunction with BNSF’s historical consolidated financial statements and the related notes contained in the reports and the other information that BNSF has previously filed with the SEC and which are incorporated into this proxy statement/prospectus by reference. For additional information, please see the section titled “Where To Find More Information” beginning on page 118.

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)
	(In millions, except per share data)
Selected Income Statement Data:
Revenues(1)	$10,335	$13,645	$18,018	$15,802	$14,985	$12,987	$10,946
Operating income(1)(2)(3)	$2,367	$2,796	$3,912	$3,486	$3,521	$2,927	$1,709
Net income(1)(2)(3)	$1,185	$1,500	$2,115	$1,829	$1,889	$1,534	$805
Basic earnings per share(1)(2)(3)	$3.48	$4.33	$6.13	$5.15	$5.19	$4.09	$2.16
Average basic shares	339.8	344.9	343.8	352.5	361.0	371.8	370.0
Diluted earnings per share(1)(2)(3)	$3.45	$4.28	$6.06	$5.06	$5.07	$3.98	$2.12
Average diluted shares	342.2	349.2	347.8	358.9	369.8	381.8	376.6
Dividends declared per common share	$1.20	$1.04	$1.44	$1.14	$0.90	$0.74	$0.64

(1)	2009 revenues and operating income include an unfavorable coal rate case decision of $66 million, which impacted net income by $46 million, or $0.13 per basic and diluted share.

(2)	2005 operating income, net income and earnings per share include an impairment charge related to an agreement to sell certain line segments to the State of New Mexico in the future of $71 million pre-tax, $44 million net of tax, or $0.12 per basic and diluted share.

(3)	2004 operating income, net income and earnings per share include a charge for a change in estimate of unasserted asbestos and environmental liabilities of $465 million pre-tax, $288 million net of tax, or $0.78 per share and $0.77 per diluted share.

	As of September 30,		As of December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)
	(In millions, except per share data)
Selected Balance Sheet Data:
Total assets	$38,553	$35,633	$36,403	$33,583	$31,797	$30,436	$29,023
Long-term debt and commercial paper, including current portion	$10,385	$8,700	$9,555	$8,146	$7,385	$7,154	$6,516
Stockholders’ equity	$12,255	$11,604	$11,131	$11,144	$10,528	$9,638	$9,438
Net debt to total capitalization(1)	42.9%	41.5%	44.5%	41.2%	40.0%	42.3%	39.6%

(1)    Net debt to total capitalization is calculated as total debt (long-term debt plus long-term debt due within one year) less cash and cash equivalents divided by the sum of net debt and total stockholders’ equity.

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)
	(In millions, except per share data)
Selected Cash Flow Data:
Capital expenditures excluding equipment(1)	$1,669	$1,704	$2,167	$2,248	$2,014	$1,750	$1,511
Depreciation and amortization	$1,135	$1,039	$1,397	$1,293	$1,176	$1,111	$1,035

(1)	Certain comparative prior period amounts have been adjusted to conform to the current period presentation.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following table presents summary unaudited pro forma condensed combined financial information about the financial condition and results of operations of Berkshire and BNSF after giving effect to the merger. The summary unaudited pro forma condensed combined income statement data for the nine months ended September 30, 2009 and the year ended December 31, 2008 give effect to the merger as if the merger had taken place on January 1, 2008. The summary unaudited pro forma condensed combined balance sheet data gives effect to the merger as if it had taken place on September 30, 2009. The following summary unaudited pro forma condensed combined financial information has been prepared by applying the acquisition method of accounting with Berkshire treated as the acquirer for accounting purposes. The following summary unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the consolidated financial statements and the related notes of both Berkshire and BNSF incorporated herein by reference, together with the more detailed unaudited pro forma condensed combined financial information provided in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 104. For further information with respect to the documents incorporated into this proxy statement/prospectus by reference, please see the section titled “Where To Find More Information” beginning on page 118. The summary unaudited pro forma condensed combined financial information set forth below has been presented for informational purposes only and is not necessarily indicative of what the combined financial condition or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, the summary unaudited pro forma condensed combined financial information presented below does not purport to project the combined financial condition or operating results for any future period.

	Year Ended December 31, 2008	Nine Months Ended September 30, 2009
	(Unaudited)
	(In millions, except per share amounts)
Income Statement Data:
Revenues:
Insurance premiums earned	$25,525	$21,263
Sales and service revenues	65,854	46,075
Revenues of utilities, energy and railroad businesses	32,540	19,164
Interest, dividend and other investment income	4,852	4,118
Interest and other revenues of finance and financial products businesses	4,931	3,244
Investment and derivative gains/losses	(7,461)	(836)

Total revenues	$126,241	$93,028

Earnings:
Net earnings attributable to Berkshire	$7,117	$6,064

Earnings per Class A equivalent share attributable to Berkshire	$4,305	$3,664

As of September 30, 2009
(Unaudited)
(In millions, except per share amounts)
Balance Sheet Data:
Total assets	$344,253
Notes payable and other borrowings:
Insurance and other non-finance businesses	11,724
Utilities, energy, and railroad businesses	30,754
Finance and financial products businesses	14,642
Berkshire shareholders’ equity	138,212
Outstanding Berkshire Class A equivalent shares, in thousands	1,655
Berkshire shareholders’ equity per outstanding Class A equivalent common share	$83,494

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table sets forth, for the nine months ended September 30, 2009 and the year ended December 31, 2008, selected per share information for Berkshire common stock on a historical and pro forma combined basis and for BNSF common stock on a historical and pro forma equivalent basis. Except for the historical information as of and for the year ended December 31, 2008, the information provided in the table below is unaudited. The pro forma information provided in the table below is for informational purposes only and is not necessarily an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. You should read the data provided below with the historical consolidated financial statements and related notes of Berkshire and BNSF contained in their respective Annual Reports on Form 10-K for the year ended December 31, 2008 and Quarterly Reports on Form 10-Q for the quarter ended September 30, 2009, all of which are incorporated by reference into this proxy statement/prospectus. For further information, please see the section titled “Where To Find More Information” beginning on page 118. You should also read the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 104.

The BNSF pro forma equivalent per share amounts are calculated by multiplying each Berkshire pro forma combined per share amount by the exchange ratio. The exchange ratio for purposes of these calculations is determined by dividing $100.00 by $99,213.8384 (the average of the daily volume-weighted average trading prices per share of Berkshire Class A common stock over the ten trading day period ending on December 16, 2009). The BNSF pro forma equivalent per share amounts assume each BNSF stockholder receives merger consideration only in the form of Berkshire Class A common stock.

	Berkshire(1)		BNSF
	Historical	Pro Forma Combined	Historical	Pro Forma Equivalent
Earnings per share attributable to Berkshire/BNSF
Nine months ended September 30, 2009	$3,223	$3,664	$3	$4
Year ended December 31, 2008	$3,224	$4,305	$6	$4
Cash dividends declared per share attributable to BNSF
Nine months ended September 30, 2009	$—	$—	$1.20	$—
Year ended December 31, 2008	$—	$—	$1.44	$—
Book value per share attributable to Berkshire/BNSF
As of September 30, 2009	$81,247	$83,494	$36	$84

(1)	Berkshire per share data is shown on a Class A equivalent basis.

COMPARATIVE PER SHARE MARKET PRICE DATA

Shares of Berkshire Class A and Class B common stock are listed on the NYSE under the stock symbols “BRK.A” and “BRK.B,” respectively. Shares of BNSF common stock are listed on the NYSE under the stock symbol “BNI.” The following table presents the closing price per share of Berkshire Class A and Class B common stock and BNSF common stock on (i) November 2, 2009, the last full trading day prior to the date on which the merger was publicly announced, (ii) November 18, 2009, for comparative illustrative purposes, and (iii) December 18, 2009, the record date for the special meeting. The table also includes the equivalent value of the merger consideration per share of BNSF common stock on those dates. The equivalent per share value of BNSF common stock reflects the value, on a per share basis, that BNSF stockholders would receive in exchange for their shares of BNSF common stock if the merger were completed on any of those dates, assuming that such stockholder received, on any of those dates, 60% of the aggregate merger consideration payable to such stockholder in cash and 40% in shares of Berkshire Class A common stock.

	Berkshire Class A Common Stock	Berkshire Class B Common Stock	BNSF Common Stock	Equivalent Per Share Value(1)
November 2, 2009	$98,750.00	$3,265.00	$76.07	$99.34	(2)
November 18, 2009	$103,875.00	$3,452.00	$98.05	$100.65	(3)
December 18, 2009	$100,899.00	$3,303.63	$98.32	$100.68	(4)

(1)	The equivalent per share value is calculated as the sum of (a) $100.00 (the cash portion of the merger consideration) multiplied by 60% and (b) the closing price per share of Berkshire Class A common stock on November 2, 2009, November 18, 2009 or December 18, 2009, as applicable, multiplied by the product of (i) 40% and (ii) the exchange ratio. The exchange ratio for purposes of these calculations is determined by dividing $100.00 by the average of the daily volume-weighted average trading prices per share of Berkshire Class A common stock over the ten trading day period ending on the second full trading day prior to November 2, 2009, November 18, 2009 or December 18, 2009, as applicable. BNSF stockholders will not receive the merger consideration until the merger is completed. Each BNSF stockholder (other than stockholders who properly exercise and perfect appraisal rights) will receive the merger consideration as promptly as practicable after surrendering such stockholder’s BNSF stock certificates to the exchange agent together with a properly completed letter of transmittal. Due to the need to obtain certain regulatory approvals and satisfy other conditions prior to the completion of the merger, the merger may not be completed for a substantial period of time after the special meeting of BNSF stockholders, or at all. The market prices of shares of Berkshire Class A and Class B common stock will be subject to fluctuation prior to the time the merger consideration is received by BNSF stockholders, and no assurance can be given as to the trading prices of shares of Berkshire Class A and Class B common stock at the time the merger consideration is received by BNSF stockholders.

(2)	This value is based on an exchange ratio of 0.000996073, calculated by dividing $100.00 by $100,394.2410 (the average of the daily volume-weighted average trading prices per share of Berkshire Class A common stock over the ten trading day period ending on October 29, 2009).

(3)	This value is based on an exchange ratio of 0.000978247, calculated by dividing $100.00 by $102,223.6702 (the average of the daily volume-weighted average trading prices per share of Berkshire Class A common stock over the ten trading day period ending on November 16, 2009).

(4)	This value is based on an exchange ratio of 0.001007924, calculated by dividing $100.00 by $99,213.8384 (the average of the daily volume-weighted average trading prices per share of Berkshire Class A common stock over the ten trading day period ending on December 16, 2009).

RISK FACTORS

In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section titled “Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for adoption of the merger agreement. In addition, you should read and consider the risks associated with each of the businesses of BNSF and Berkshire. These risks can be found in BNSF’s and Berkshire’s respective Annual Reports on Form 10-K for the year ended December 31, 2008, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. For further information regarding the documents incorporated into this proxy statement/prospectus by reference, please see the section titled “Where To Find More Information” beginning on page 118.

Because the market price of Berkshire Class A common stock will fluctuate, BNSF stockholders cannot be sure of the market value of Berkshire Class A or Class B common stock that they will receive in the merger.

At the time the merger is completed, each share of BNSF common stock (other than certain restricted shares, shares owned by Berkshire, BNSF or any of their respective subsidiaries, or shares in respect of which appraisal rights have been properly exercised and not withdrawn) will be converted into the right to receive, at the election of the stockholder (subject to the proration and reallocation procedures described below), either (i) $100.00 in cash, without interest, or (ii) a portion of a share of Berkshire Class A common stock equal to the exchange ratio (as described below), with shares of Berkshire Class B common stock issued in lieu of any fractional shares of Berkshire Class A common stock, and cash paid in lieu of any fractional shares of Berkshire Class B common stock. The exchange ratio is subject to a collar and may fluctuate, depending on the market price of Berkshire Class A common stock. If the Class A average trading value is equal to or between $79,777.34 and $124,652.09, then the number of shares of Berkshire Class A common stock exchangeable for each share of BNSF common stock will be determined by dividing $100.00 by the Class A average trading value.

Within the price range prescribed by the collar, the exchange ratio “floats” so as to ensure that the aggregate value of Berkshire common stock to be received in exchange for each share of BNSF common stock, as calculated based on the Class A average trading value and the Class B average trading value, will be $100.00 per share of BNSF common stock. If the Class A average trading value is less than $79,777.34, the exchange ratio will be fixed at 0.001253489 shares of Berkshire Class A common stock for each share of BNSF common stock. If the Class A average trading value is greater than $124,652.09, the exchange ratio will be fixed at 0.000802233 shares of Berkshire Class A common stock for each share of BNSF common stock. Accordingly, if the Class A average trading value is less than the low end of the collar, then the value of the stock portion of the merger consideration to be paid per share of BNSF common stock, as calculated based on the Class A average trading value and the Class B average trading value, will be less than the cash portion of such consideration. Conversely, if the Class A average trading value is greater than the high end of the collar, then the value of the stock portion of the merger consideration to be paid per share of BNSF common stock, as calculated based on the Class A average trading value and the Class B average trading value, will be greater than the cash portion of such consideration.

There will be a time lapse between the date on which BNSF stockholders vote on the merger agreement at the special meeting and the date on which BNSF stockholders entitled to receive shares of Berkshire common stock actually receive such shares. The market value of Berkshire common stock may fluctuate during this period. These fluctuations may be caused by changes in the businesses, operations, results and prospects of both Berkshire and BNSF, market expectations of the likelihood that the merger will be completed and the timing of the completion, the effect of any of the conditions or restrictions imposed on or proposed with respect to the merging parties by regulatory agencies, general market and economic conditions or other factors. At the time BNSF stockholders cast their votes regarding approval of the merger agreement and make their election in respect of the merger consideration to be paid to them, BNSF stockholders will not know the actual market value of the shares of Berkshire common stock they will receive when the merger is finally completed. The actual market value of Berkshire shares, when received by BNSF stockholders, will depend on the market value of those shares on that date. This market value may be less than the value used to determine the number of shares to be received, as the determination will be made with respect to a period occurring prior to the consummation of the merger.

BNSF and Berkshire stockholders are urged to obtain current market quotations for shares of Berkshire Class A and Class B common stock and BNSF common stock.

BNSF stockholders may receive a combination of consideration different from that which they elect, and while such elections are being calculated, may not be able to transfer the shares of Berkshire common stock, if any, to which they may be entitled.

In the merger, BNSF stockholders may not receive the entirety of their merger consideration in the form which they have elected to receive. While each BNSF stockholder may elect to receive all cash or all Berkshire common stock for each of their shares of BNSF common stock in the merger, the pools of cash and Berkshire common stock available for all BNSF stockholders in the aggregate will be fixed at approximately 60% and 40%, respectively, of the total merger consideration. Accordingly, depending on the elections made by other BNSF stockholders, each BNSF stockholder who elects to receive all cash for their shares in the merger may receive a portion of their consideration in Berkshire common stock, and each BNSF stockholder who elects to receive all Berkshire common stock for their shares in the merger may receive a portion of their consideration in cash. A BNSF stockholder who elects to receive a combination of cash and Berkshire common stock for their shares in the merger may receive cash and Berkshire common stock in a proportion different from what such stockholder elected. If a BNSF stockholder does not submit a properly completed and signed election form to the exchange agent by the election deadline, such stockholder will receive cash or Berkshire common stock as necessary to achieve as closely as practicable the 60/40 cash-stock split as described above, unless Berkshire’s shares of Class A common stock are trading outside the collar, in which case such stockholder will be deemed to have elected whichever form of consideration has the higher value, subject to proration and reallocation as necessary to achieve as closely as practicable the 60/40 cash-stock split.

The tax consequences to a BNSF stockholder may change in the event such stockholder receives a larger or smaller portion of their merger consideration in cash than such stockholder elected. For additional information, please see the section titled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 92.

The merger and related transactions are subject to certain stockholder approvals.

In order for the merger to be completed, Delaware law requires that the merger must be approved by the affirmative vote of holders of at least 66- 2/3% of the issued and outstanding shares of BNSF common stock not owned by Berkshire or any of its affiliates or associates, as well as by the vote of holders of a majority of the issued and outstanding shares of BNSF common stock.

In addition, while a vote of Berkshire stockholders is not required to approve the merger, approval by a majority of the outstanding shares of Berkshire Class A and Class B common stock voting together, and by the holders of a majority of the outstanding shares of Berkshire Class B common stock and by the holders of a majority of the outstanding shares of Berkshire Class A common stock, each voting as a separate class, will be necessary to approve amendments to Berkshire’s certificate of incorporation in order to increase the number of shares of Berkshire Class B common stock and the total number of shares of Berkshire common stock authorized to be issued and to make certain other changes so as to permit and effectuate a 50-for-1 stock split with respect to the Berkshire Class B common stock.

Directors and executive officers of BNSF have interests in the merger that are different from, or in addition to, the interests of BNSF stockholders generally in recommending that BNSF stockholders vote in favor of the merger agreement.

Some of the directors and executive officers of BNSF have interests in the merger that are different from, or in addition to, the interests of BNSF stockholders generally. These interests include:

•	the vesting and settlement of BNSF restricted stock units held by directors;

•	funding of a director’s benefits under BNSF’s Directors’ Charitable Award Program;

•	conversion of BNSF stock options held by executive officers and one non-employee director and BNSF restricted stock units held by executive officers into Berkshire equity awards;

•	payment of directors’ benefits under BNSF’s director deferred compensation and retirement plans;

•	settlement of executive officers’ units in BNSF’s Senior Management Stock Deferral Plan;

•	vesting of executive officers’ unvested benefits in BNSF’s supplemental retirement plans;

•	executive officers’ receipt of certain benefits under their change in control agreements if certain terminations of employment occur in connection with the merger;

•	funding of BNSF’s Benefits Protection Trust with respect to certain benefit plans and agreements; and

•	Berkshire’s agreement to indemnify directors and officers against certain claims and liabilities and to continue such indemnification for a period of six years from the effective time of the merger.

BNSF stockholders should consider these interests in connection with their votes to adopt the merger agreement. For more information, please see the section titled “The Merger—Interests of BNSF Directors and Executive Officers in the Merger” beginning on page 65.

The merger is subject to the receipt of consents and approvals from various governmental entities, which may impose conditions on, jeopardize or delay completion of the merger or reduce the anticipated benefits of the merger.

Completion of the merger is conditioned upon filings with, and the receipt of required consents, orders, approvals or clearances from, various governmental entities. There can be no assurance that all of these required consents, orders, approvals and clearances will be obtained. If they are obtained, at any time before or after the time that the merger is effective, governmental entities may impose conditions on, or require divestitures relating to, the divisions, operations or assets of Berkshire or BNSF. These conditions or divestitures may jeopardize or delay completion of the merger or reduce the anticipated benefits of the merger.

Any delay in completing the merger may reduce or eliminate the benefits expected.

In addition to the required stockholder approvals and regulatory clearances and approvals, the merger is subject to certain other conditions beyond the control of Berkshire and BNSF that may prevent, delay, or otherwise materially adversely affect completion of the merger. BNSF cannot predict whether and when these other conditions will be satisfied. The requirements for satisfying such conditions could delay completion of the merger for a period of time, reducing or eliminating some anticipated benefits of the merger, or prevent completion of the merger from occurring at all. For further information, please see the section titled “The Merger Agreement—Conditions to the Merger” beginning on page 85.

The pendency of the merger could materially adversely affect the future business and operations of Berkshire and BNSF and/or result in a loss of BNSF employees.

In connection with the pending merger, while it is not expected by the respective managements of Berkshire and BNSF, it is possible that some customers, suppliers and other persons with whom Berkshire or BNSF have a business relationship may delay or defer certain business decisions, which could negatively impact revenues, earnings and cash flows of Berkshire or BNSF, as well as the market prices of Berkshire common stock or BNSF common stock, regardless of whether the merger is completed. Similarly, current and prospective employees of BNSF may experience uncertainty about their future roles with BNSF following completion of the merger, which may materially adversely affect the ability of BNSF to attract and retain key employees. While no changes in BNSF’s management are expected as a result of the merger, BNSF may nevertheless lose some members of management and other key employees following the completion of the merger.

The fairness opinions obtained by BNSF from its financial advisors will not reflect subsequent changes.

Goldman Sachs and Evercore, BNSF’s financial advisors in connection with the proposed merger, have each delivered to the BNSF Board its respective opinion dated as of November 2, 2009. The opinion of Goldman Sachs stated that as of such date, and based upon and subject to the factors and assumptions set forth therein, the stock consideration and the cash consideration, taken in the aggregate, to be paid to the holders (other than Berkshire and its affiliates) of the outstanding shares of BNSF common stock pursuant to the merger agreement, was fair from a financial point of view to such holders. The opinion of Evercore stated that, as of the date thereof, based upon and subject to the assumptions, limitations, qualifications and other matters set forth in its opinion letter, the merger consideration was fair, from a financial point of view, to the holders (other than Berkshire and its affiliates) of the shares of BNSF common stock entitled to receive such consideration. The opinions do not reflect changes that may occur or may have occurred after the date of the opinions, including changes to the operations and prospects of Berkshire or BNSF, changes in general market and economic conditions or regulatory or other factors. Any such changes, or other factors on which the opinions are based, may materially alter or affect the relative values of Berkshire and BNSF.

If the merger is not completed by June 30, 2010, either Berkshire or BNSF may choose not to proceed with the merger.

Either Berkshire or BNSF may terminate the merger agreement if the merger has not been completed by June 30, 2010, unless the failure of the merger to have been completed by such date was the result of the failure of the party seeking to terminate the merger agreement to have performed its obligations thereunder. This date may be extended on a day-by-day basis for each day during which any party to the merger agreement is subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the merger, but may not be extended past July 31, 2010. For more information, please see the section titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 88.

The merger may not qualify as a tax-free reorganization under the Code, and therefore BNSF stockholders may recognize gain on the shares of any Berkshire common stock they receive.

Although Berkshire and BNSF believe that the merger should qualify as a tax-free “reorganization” under the Code, it is possible that the Internal Revenue Service (the “IRS”) may assert that the merger fails to qualify as such. If the IRS were to be successful in any such contention, or if for any other reason the merger were to fail to qualify as a tax-free reorganization, each BNSF stockholder would recognize gain or loss with respect to all such stockholder’s shares of BNSF common stock based on the difference between (i) that stockholder’s tax basis in such shares and (ii) the aggregate cash and the fair market value of the Berkshire common stock received. For additional information, please see the section titled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 92.

A different set of factors and conditions affect Berkshire stock and could have a negative impact on its stock price.

Upon completion of the merger, some BNSF stockholders will become holders of Berkshire common stock. The businesses and markets of Berkshire and the other companies it has acquired and may acquire in the future are different from those of BNSF. There is a risk that various factors, conditions and developments which would not affect the price of BNSF’s stock could negatively affect the price of Berkshire’s stock. Please see the section titled “Forward-Looking Statements” beginning on page 30 for a summary of some of the key factors that might affect Berkshire and the prices at which Berkshire Class A and Class B common stock may trade from time to time.

FORWARD-LOOKING STATEMENTS

Statements set forth or incorporated by reference herein concerning projections or expectations of financial or operational performance or economic outlook, or concerning other future events or results, or which refer to matters which are not historical facts, are “forward-looking statements” within the meaning of the Federal securities laws. Similarly, statements that describe BNSF’s or Berkshire’s objectives, expectations, plans or goals are forward-looking statements. Forward-looking statements include, without limitation, BNSF’s or Berkshire’s expectations concerning the marketing outlook for their respective businesses, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of Berkshire and BNSF as set forth in the sections of this proxy statement/prospectus titled “Summary Unaudited Pro Forma Condensed Combined Financial Data,” “Comparative Historical and Unaudited Pro Forma Per Share Data,” “The Merger—Recommendation of the BNSF Board and its Reasons for the Merger,” “The Merger—Berkshire’s Reasons for the Merger,” “The Merger—Opinions of BNSF’s Financial Advisors” and “Unaudited Pro Forma Condensed Combined Financial Information.” Forward-looking statements also include statements regarding the expected benefits of the proposed acquisition of BNSF by Berkshire.

Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

•	the matters described in the section titled “Risk Factors” beginning on page 26;

•	adverse changes in economic or industry conditions, both in the United States and globally;

•	continuing volatility in the capital or credit markets and other changes in the securities and capital markets;

•	changes affecting customers or suppliers;

•	competition and consolidation in the industries in which BNSF and Berkshire compete;

•	labor costs and labor difficulties;

•	developments and changes in laws and regulations;

•	developments in and losses resulting from claims and litigation;

•	natural events such as severe weather, fires, floods and earthquakes, or acts of terrorism;

•	changes in operating conditions and costs; and

•	the extent of BNSF’s or Berkshire’s ability to achieve their respective operational and financial goals and initiatives.

In addition, the acquisition of BNSF by Berkshire is subject to the satisfaction of the conditions to the completion of the acquisition and the absence of events that could give rise to the termination of the merger agreement, and the possibility that the acquisition does not close, and risks that the proposed acquisition disrupts current plans and operations and business relationships, or poses difficulties in attracting or retaining employees.

We caution against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. Forward-looking statements set forth or incorporated by reference herein speak only as of the date of this proxy statement/prospectus or the date of the document incorporated by reference into this proxy statement/prospectus, as the case may be. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in BNSF’s or Berkshire’s public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult. For additional information, please see the section titled “Where To Find More Information” beginning on page 118.

SPECIAL MEETING OF BNSF STOCKHOLDERS

General Information

The BNSF Board is using this proxy statement/prospectus to solicit proxies to be voted at the special meeting of BNSF stockholders described below. Your vote is very important. For this reason, the BNSF Board is requesting that you allow your shares to be represented at the special meeting by the proxies named on the enclosed proxy card. BNSF began mailing this proxy statement/prospectus and the form of proxy on or about December 28, 2009.

Date, Time and Place of Special Meeting

The special meeting is scheduled to be held at BNSF Railway Company, Technology Office Building, 2400 Western Center Boulevard, Fort Worth, Texas 76131, on Thursday, February 11, 2010, at 9:00 a.m., local time.

Purpose of Special Meeting

At the special meeting, BNSF stockholders will be asked to consider and vote on:

•

a proposal to adopt the Agreement and Plan of Merger, dated as of November 2, 2009, by and among Berkshire, Merger Sub and BNSF, which agreement is further described in the sections titled “The Merger” and “The Merger Agreement,” beginning on pages 36 and 77, respectively; and

•

the transaction of any other business that may properly be brought before the special meeting, or any adjournments or postponements thereof, including, without limitation, a motion to adjourn or postpone the special meeting to another time and/or place for the purpose of soliciting additional proxies in favor of the proposal to adopt the merger agreement, if necessary.

Recommendation of the BNSF Board

The BNSF Board has unanimously approved the merger agreement and the transactions contemplated by it, declared its advisability and determined that the merger agreement and the transactions contemplated by it are fair to and in the best interests of BNSF and its stockholders.

The Board of Directors of BNSF unanimously recommends that you vote “FOR” the adoption of the merger agreement.

Please see the section titled “The Merger—Recommendation of the BNSF Board and its Reasons for the Merger” beginning on page 40 for more information.

Required Vote

The adoption of the merger agreement requires the affirmative vote of:

•	holders of at least 66- 2/3% of the issued and outstanding shares of BNSF common stock not owned by Berkshire or any of its affiliates or associates; and

•	holders of a majority of the issued and outstanding shares of BNSF common stock.

Record Date; Voting

Only holders of record of BNSF common stock at the close of business on December 18, 2009 are entitled to notice of, and to vote at, the special meeting and at any adjournment of the meeting. A complete list of BNSF stockholders entitled to vote at the special meeting will be available during the ten day period before the special meeting at BNSF’s offices, located at 2650 Lou Menk Drive, Fort Worth, Texas 76131, for inspection by BNSF stockholders during ordinary business hours for any purpose germane to the special meeting. The stockholder list will also be available at the special meeting for examination by any BNSF stockholder present at the special meeting.

Each share of BNSF common stock entitles the stockholder to one vote.

As of the close of business on December 18, 2009, the record date for the special meeting, there were 340,650,362 shares of BNSF common stock outstanding. As of the same date, Berkshire and its affiliates and associates owned 76,777,029 shares of BNSF common stock, representing approximately 22.5% of the total issued and outstanding shares of BNSF common stock. In addition, as of the same date, the directors and executive officers of BNSF as a group owned and were entitled to vote 932,874 shares of BNSF common stock, or less than 0.5% of the total issued and outstanding shares of BNSF common stock on that date. BNSF currently expects that all directors and executive officers will vote their shares in favor of the merger, although none of them has entered into any agreement obligating them to do so.

Quorum

No business may be transacted at the special meeting unless a quorum is present. Attendance in person or by proxy at the special meeting of holders of record of a majority of the total number of issued and outstanding shares of BNSF common stock entitled to vote at the meeting will constitute a quorum. If a quorum is not present, or if fewer shares of BNSF common stock are voted in favor of the adoption of the merger agreement than the number required for its adoption, the special meeting may be adjourned or postponed to allow additional time for obtaining additional proxies or votes. At any subsequent reconvening of the special meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

Abstentions and Broker Non-Votes

Abstentions (shares of BNSF common stock for which proxies have been received but for which the holders have abstained from voting) and broker non-votes (shares of BNSF common stock for which proxies have been returned by a broker indicating that the broker has not received voting instructions from the beneficial owner of the shares and does not have discretionary authority to vote the shares) will be included in the calculation of the number of shares of BNSF common stock represented at the special meeting for purposes of determining whether a quorum has been achieved. However, in accordance with the rules of the NYSE, banks, brokers and other nominees who hold shares of BNSF common stock in “street name” for their customers but do not have discretionary authority to vote the shares may not exercise their voting discretion with respect to the adoption of the merger agreement. Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of such shares, they may not vote such shares with respect to the adoption of the merger agreement. For shares of BNSF common stock held in “street name,” only shares of BNSF common stock affirmatively voted “FOR” adoption of the merger agreement will be counted as a favorable vote for such proposal. Abstaining from voting, or failing to provide voting instructions to your bank, broker or other nominee, will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

Voting at the Special Meeting

Attendance

All holders of shares of BNSF common stock as of the close of business on December 18, 2009, the record date for voting at the special meeting, including registered stockholders (stockholders holding shares in their own name) and beneficial owners of stock registered in the “street name” of a bank, broker or other nominee, are invited to attend the special meeting. If you are a registered stockholder, please be prepared to provide proper identification, such as a driver’s license. If you hold your shares in “street name,” you will need to provide proof of ownership, such as a recent account statement or letter from your bank, broker or other nominee, along with proper identification.

We can provide reasonable assistance to help stockholders or their proxy holders with disabilities who wish to attend the special meeting. Please notify us of your plans to attend and describe your disability by writing to the Corporate Secretary at Burlington Northern Santa Fe Corporation, 2650 Lou Menk Drive, Fort Worth, Texas 76131, at least two weeks before the meeting date.

Voting in Person

Registered stockholders will be able to vote in person at the special meeting. If you are not a registered stockholder, but instead hold your shares in “street name” through a bank, broker or other nominee, you must provide a proxy executed in your favor from your bank, broker or other nominee in order to be able to vote in person at the special meeting. If you hold your shares through any of BNSF’s 401(k) plans, you may not vote your shares in person at the special meeting.

Voting by Proxy

To ensure that your shares are represented at the special meeting, you are recommended to vote promptly by proxy, even if you plan to attend the special meeting in person. If you attend the special meeting and wish to vote in person or change your vote, you can always revoke your proxy by voting at the meeting.

If your shares are held by a bank, broker or other nominee on your behalf in “street name,” your bank, broker or other nominee will send you instructions as to how to vote your shares by proxy. Many banks and brokerage firms have a process for their customers to provide voting instructions by telephone or via the Internet. If you do not provide your bank, broker or other nominee with instructions as to how to vote your shares, your bank, broker or other nominee will not be able to vote your shares, which will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

If you are a registered stockholder, you may vote by proxy using one of the methods described below.

Vote by Telephone or via the Internet. This proxy statement/prospectus is accompanied by a proxy card with instructions for voting. You may vote by telephone by calling the toll-free number or via the Internet by accessing the Internet address as specified on the enclosed proxy card. Your shares will be voted as you direct in the same manner as if you had completed, signed, dated and returned your proxy card, as described below.

Vote by Proxy Card. If you complete, sign, date and return the enclosed proxy card by mail so that it is received before the special meeting, your shares will be voted in the manner directed by you on your proxy card. You may vote “FOR,” vote “AGAINST” or abstain from voting with respect to the proposal to adopt the merger agreement.

If you return your signed proxy card, but do not specify how you want to vote your shares, your shares will be voted “FOR” the proposal to adopt the merger agreement. In addition, your shares will be voted in the discretion of the persons appointed as proxies in the proxy card as to any other business that is properly brought before the special meeting or any adjournment or postponement of the meeting. Proxy cards that are returned without a signature will not be counted as present at the special meeting and cannot be voted.

Revocation of Proxies

Your proxy is revocable. If you are a registered stockholder, you can revoke your proxy at any time before it is voted at the special meeting by:

•	submitting a new proxy with a later date, by using the telephone or Internet voting procedures described above, or by completing, signing, dating and returning a new proxy card by mail to BNSF;

•	attending the special meeting and voting in person; or

•	sending written notice of revocation to the Corporate Secretary at Burlington Northern Santa Fe Corporation, 2650 Lou Menk Drive, Fort Worth, Texas 76131.

Attending the special meeting without taking one of the actions described above will not in itself revoke your proxy. Please note that if you want to revoke your proxy by mailing a new proxy card to BNSF or by sending a written notice of revocation to the Corporate Secretary, you should ensure that you mail your new proxy card or written notice of revocation in sufficient time for it to be received by BNSF before the day of the special meeting.

If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee in order to revoke your proxy or submit new voting instructions.

Voting Shares Held Through BNSF’s 401(k) Plans

If you hold shares through any of BNSF’s 401(k) savings plans, only the trustees of such plans can vote those shares on your behalf. Your proxy card permits you to direct the trustee how to vote the number of shares allocated to your account. The trustees of BNSF’s 401(k) plans also vote allocated shares of common stock for which they have not received direction in the same proportion as directed shares are voted. In order to direct the trustee how to vote your shares, you must return your directions to the trustee so that they are received no later than 11:59 p.m. on February  8, 2010.

Voting Shares Held in BNSF’s Dividend Reinvestment Plan

Shares held in BNSF’s dividend reinvestment plan will be voted in accordance with the vote indicated by the stockholder of record on the proxy. If the proxy is properly executed and returned but no choice is indicated, both record shares and shares held in BNSF’s dividend reinvestment plan will be voted in accordance with BNSF’s recommendations above. If a stockholder holds shares both of record and in the dividend reinvestment account and does not vote the shares held of record, the stockholder’s shares held in the dividend reinvestment account will not be voted.

Other Business

The BNSF Board is not currently aware of any business to be acted upon at the special meeting of stockholders other than the proposal to adopt the merger agreement described above. If, however, other matters (including a motion to adjourn or postpone the special meeting for the purpose of soliciting additional proxies in favor of the proposal to adopt the merger agreement, if necessary) are properly brought before the special meeting, or any adjournments or postponements thereof, the persons appointed as proxies in the proxy cards will have discretion to vote or act on such matters according to their judgment.

Adjournments and Postponements

Any adjournment or postponement of the special meeting may be made from time to time by approval of the holders of a majority of the shares of common stock present in person or represented by proxy at the special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the special meeting. If a quorum is not present at the special meeting, or if a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to adopt the merger agreement, then BNSF stockholders may be asked to vote on a proposal to adjourn or postpone the special meeting so as to permit the further solicitation of proxies.

Solicitation of Proxies

The BNSF Board is soliciting proxies to be voted at the special meeting and any adjournment or postponement thereof. Proxies are being solicited through the mail. The directors, executive officers and certain other employees of BNSF may also solicit proxies personally, by telephone, fax, email, the Internet, press release or other means, without additional compensation for such activities. BNSF will bear all expenses relating to the solicitation of proxies from BNSF stockholders, except that BNSF and Berkshire have agreed to share equally expenses incurred in connection with filing, printing and mailing this proxy statement/prospectus.

BNSF has engaged Innisfree M&A Incorporated (“Innisfree”) to assist it in connection with the solicitation of proxies for a fee estimated not to exceed $150,000 in the aggregate, plus additional charges related to telephone calls and certain other services, costs and expenses. BNSF has agreed to indemnify Innisfree against certain liabilities relating to or arising out of the engagement. Innisfree may conduct its solicitation personally, by mail, telephone, fax, email, the Internet, press release or other means.

BNSF will request banks, brokers and other custodians, fiduciaries and nominees to forward proxy soliciting material to the beneficial owners of shares held of record by such banks, brokers or nominees and obtain their voting instructions. BNSF will reimburse such banks, brokers or nominees at approved rates for their reasonable expenses in connection with the foregoing activities.

THE MERGER

Background of the Merger

On October 22, 2009, Mr. Warren E. Buffett, Chairman and Chief Executive Officer of Berkshire, made a previously scheduled visit to the offices of BNSF in Fort Worth, Texas and met with Mr. Matthew K. Rose, Chairman, President and Chief Executive Officer of BNSF, and other senior members of BNSF management. BNSF has a long-standing practice of meeting with investors at their request to discuss BNSF and its performance. Mr. Buffett’s scheduled visit, which took place in line with such practice, also coincided with an annual offsite meeting of the Board of Directors of Berkshire (the “Berkshire Board”) being held from October 22, 2009 to October 24, 2009 in Fort Worth due to the proximity to several Berkshire companies. At the time, Berkshire owned approximately 22.6% of BNSF’s outstanding common stock, which it had previously acquired through open market purchases. At the meeting, Mr. Buffett, Mr. Rose and the BNSF executives discussed a number of general issues, including BNSF’s overall business and financial performance, issues related to the rail industry and the economy as a whole.

On October 23, 2009, Mr. Buffett’s assistant called Mr. Rose’s assistant and requested a meeting between Mr. Buffett and Mr. Rose for early that evening.

At the meeting, Mr. Buffett told Mr. Rose that if the BNSF Board would be receptive, Berkshire would promptly work toward negotiating an agreement for a transaction in which Berkshire would acquire all of the outstanding shares of BNSF not already owned by Berkshire for $100 per share. Mr. Buffett expressed that Berkshire would not want to pursue such a transaction unless it was supported by the BNSF Board. Mr. Buffett discussed a transaction in which 40% of the consideration would be paid in Berkshire common stock and 60% of the consideration would be paid in cash. Mr. Buffett expressed his belief that fair value for BNSF’s common stock was in the mid-$90s per share, and that therefore the $100 per share price he was contemplating was, in Mr. Buffett’s view, as high as Berkshire could pay. Mr. Buffett indicated that he would be willing to consider a collar on the stock portion of the merger consideration, based upon the trading price of Berkshire Class A common stock over a certain period of time prior to completion of the merger. Mr. Buffett also indicated that in the event of an agreement for such a transaction, he would be willing to recommend a stock split with respect to the Berkshire Class B common stock in order to address the issue of fractional shares that would be issued to BNSF stockholders in any transaction and facilitate the rollover of certain BNSF equity compensation awards into equity compensation awards with respect to Berkshire Class B common stock. Mr. Buffett also explained that Berkshire would expect to obtain approximately $8 billion in external financing to consummate such a transaction. Mr. Rose told Mr. Buffett that he would take the matter to the BNSF Board to see if the BNSF Board was interested in considering such a transaction.

The next morning Mr. Rose called Mr. Edward T. Whitacre, Jr., the lead director of BNSF, and related the details of his conversation with Mr. Buffett. Mr. Whitacre and Mr. Rose discussed that the matter needed to be considered by the full BNSF Board, and Mr. Whitacre directed Mr. Rose to inform the other BNSF directors. Mr. Whitacre also directed Mr. Rose to retain appropriate financial and legal advisors to assist the BNSF Board in evaluating the potential transaction. Mr. Rose also discussed with certain directors and senior management the advisors BNSF planned to engage to assist BNSF in evaluating the potential transaction, after which Goldman Sachs and Evercore were contacted. Over the next two days, Mr. Rose notified each member of the BNSF Board and certain senior members of BNSF management of his discussion with Mr. Buffett and the potential transaction. A special meeting of the BNSF Board was scheduled for October 26, 2009 to discuss the potential transaction.

On October 26, 2009, the BNSF Board held a meeting by telephone conference to review and discuss the potential transaction described by Mr. Buffett. At the meeting, Mr. Rose provided a report on his October 23 meeting with Mr. Buffett. Mr. Rose also notified the BNSF Board that he had contacted Goldman Sachs and Evercore following the meeting with Mr. Buffett and his discussions with the directors in order to engage Goldman Sachs and Evercore as financial advisors in connection with the evaluation of the potential transaction.

Mr. Rose reviewed with the directors that Berkshire had an existing investment in Goldman Sachs, and the nature of that investment. The BNSF Board discussed Goldman Sachs’ substantial experience in providing investment banking and other advice to BNSF and its reputation and experience in connection with merger and acquisition transactions. The BNSF Board also discussed that the engagement of Evercore was on the basis that advice and financial analyses of Evercore would be independent of that provided by Goldman Sachs. After discussion, the BNSF Board concurred with the engagement of both Goldman Sachs and Evercore as financial advisors in connection with the potential transaction.

Representatives of Cravath, Swaine & Moore LLP (“Cravath”), BNSF’s outside counsel, then provided an overview of the fiduciary duties of the BNSF Board in connection with the evaluation of the potential transaction. During the meeting, the BNSF Board reviewed BNSF’s stand-alone business plan and outlook, which had also been previously reviewed in accordance with BNSF’s customary practices at the BNSF Board’s September meeting. Representatives of Goldman Sachs reviewed with the BNSF Board their preliminary financial analyses regarding the potential transaction described by Mr. Buffett. During the discussion, representatives of Goldman Sachs expressed their view that a superior proposal from certain other strategic buyers was unlikely to be accretive, except for an acquisition that, in the view of counsel advising the BNSF Board, would present substantial regulatory issues. Representatives of Goldman Sachs and Evercore also expressed their view that the current state of the financial markets and BNSF’s market capitalization would make a superior proposal by a private equity buyer unlikely. The BNSF Board also discussed that if BNSF pursued discussions with Berkshire, any potential agreement would have to provide flexibility to consider bids from unanticipated potential buyers.

During the meeting, the BNSF Board received a preliminary regulatory analysis from members of BNSF management with respect to the potential transaction described by Mr. Buffett. In that discussion, it was noted that Berkshire appeared to have made passive investments in at least two other rail carriers and owned several other transportation-related businesses.

At the conclusion of the meeting, another special meeting of the BNSF Board was scheduled for October 28, 2009 to further discuss the potential transaction and to receive additional information and analyses, including a financial presentation by Evercore.

On October 27, 2009, Mr. Rose telephoned Mr. Buffett and informed him that the BNSF Board had convened the prior day to review and discuss the potential transaction that had been outlined by Mr. Buffett, and that the BNSF Board was still considering the matter. During the conversation, Mr. Rose raised the issue of Berkshire’s investments in two other rail carriers with Mr. Buffett. Mr. Buffett informed Mr. Rose that if an agreement was reached with BNSF, Berkshire would be willing to dispose of any shares held in other rail carriers in order to address any potential regulatory concerns those holdings might raise. Mr. Buffett also informed Mr. Rose that if BNSF wanted to proceed with a transaction along the basis he had described, a structure that provided a collar on the stock portion of the merger consideration would be acceptable to Berkshire if it was preferred by BNSF, and discussed the terms of such a collar with Mr. Rose. In addition, Mr. Buffett told Mr. Rose he would be willing to recommend a 50-for-1 stock split with respect to the Berkshire Class B common stock to facilitate such a transaction. Mr. Rose informed Mr. Buffett that the BNSF Board would meet again the next day and that he would contact him following the meeting.

On October 28, 2009, the BNSF Board held another meeting by telephone conference. At the meeting, Mr. Rose provided the BNSF Board with an update regarding the conversation he had with Mr. Buffett on the previous day. Also at the meeting, Evercore reviewed with the BNSF Board its preliminary financial analyses regarding the potential transaction described by Mr. Buffett. Evercore reiterated to the BNSF Board that its analyses were prepared independently of Goldman Sachs. Representatives of Goldman Sachs then discussed with the BNSF Board their updated preliminary financial analyses with respect to the potential transaction. The BNSF Board also received additional regulatory analysis from Mayer Brown LLP (“Mayer Brown”), BNSF’s outside regulatory counsel, with respect to the potential transaction. In connection with the discussion, the BNSF Board considered a number of matters, including the value that would be obtained by the stockholders of BNSF in the potential transaction as compared to the value that could be obtained by BNSF continuing as a stand-alone entity.

The BNSF Board also considered whether to contact other potential acquirors to solicit interest for an acquisition of BNSF. During the discussion, representatives of Goldman Sachs and Evercore each expressed their view that a superior proposal from certain other strategic buyers was unlikely to be accretive, except for an acquisition that, in the view of counsel advising the BNSF Board, would present substantial regulatory issues. Representatives of Goldman Sachs and Evercore also expressed their view that the current state of the financial markets and BNSF’s market capitalization would make a superior proposal by a private equity buyer unlikely.

After extensive discussion, the BNSF Board authorized Mr. Rose, together with BNSF’s financial and legal advisors, to enter into discussions with Berkshire in respect of a potential transaction, including attempting to obtain a higher price and otherwise negotiating a merger agreement on the most favorable terms that could be obtained from Berkshire. The BNSF Board also concluded that it would be in the best interests of BNSF and its stockholders not to solicit other bids for the company prior to executing a merger agreement, but to pursue discussions regarding a potential transaction with Berkshire. However, the BNSF Board instructed management and BNSF’s financial and legal advisors to seek merger agreement terms, including a break-up fee that would be very low in relation to market standards, that would allow BNSF to entertain third party bids if a merger agreement were to be executed and announced.

That same day, after the meeting, Mr. Rose consulted with BNSF’s financial and legal advisors regarding their advice with respect to the issues he intended to discuss with Mr. Buffett concerning the proposed transaction. Mr. Rose then telephoned Mr. Buffett and informed him that the BNSF Board had authorized management and BNSF’s financial and legal advisors to enter into discussions with respect to a potential acquisition of BNSF by Berkshire and negotiate a merger agreement. During the call, Mr. Rose discussed with Mr. Buffett various issues relating to the potential transaction, including price, the structure of a collar on the stock portion of the consideration, the size of the break-up fee that would be payable in the event that BNSF determined to pursue an alternative transaction after entering into a merger agreement with Berkshire and the need to conduct a diligence investigation with Mr. Buffett in respect of Berkshire.

Mr. Rose requested that Mr. Buffett increase the merger consideration above $100 per share. In response, Mr. Buffett informed Mr. Rose that $100 per share was at the very top of the range that he was willing to pay for BNSF and therefore Berkshire would not be willing to increase the merger consideration. In that discussion, Mr. Buffett confirmed to Mr. Rose that Berkshire would agree to a collar on the stock portion of the consideration, such that the value of the stock portion of the consideration would be fixed at $100 per share so long as the shares of Berkshire Class A common stock traded between approximately $80,000 and $125,000 per share. Mr. Rose then explained to Mr. Buffett that the BNSF Board was seeking favorable terms with respect to BNSF’s ability to terminate any agreement with Berkshire in response to a competing proposal that the BNSF Board determined was superior. Mr. Rose requested that Berkshire agree to a break-up fee in that context of 1% of the equity value of BNSF (based on the price of $100 per share), calculated excluding shares owned by Berkshire and its affiliates. Mr. Buffett said this request would be acceptable in the context of the potential transaction being discussed. Finally, Mr. Rose explained to Mr. Buffett that BNSF would require access to Mr. Buffett in order to engage in diligence with respect to Berkshire. Mr. Buffett responded by agreeing to make himself available to BNSF and its advisors in this regard. Mr. Buffett then told Mr. Rose that he would instruct Munger, Tolles & Olson LLP (“Munger Tolles”), Berkshire’s outside counsel, to begin drafting a merger agreement containing the terms and conditions upon which Berkshire would be willing to acquire BNSF.

On the evening of October 29, 2009, Munger Tolles circulated a draft merger agreement to Cravath.

On the morning of October 30, 2009, BNSF executed a confidentiality agreement with Berkshire. After execution of this agreement, BNSF, together with representatives from Goldman Sachs and Evercore, engaged in a session with Mr. Buffett in which Mr. Buffett reviewed and discussed various matters related to Berkshire, including a discussion of the publicly available estimates of a certain research analyst and current consensus analyst forecasts regarding Berkshire.

That same day, two members of the BNSF Board, Messrs. Boeckmann and Whisler, who had been unable to attend the meeting of the BNSF Board held on October 28, 2009, each received a detailed briefing from Mr. Rose and other members of BNSF management, along with representatives of Cravath, Goldman Sachs and Evercore, with respect to the matters discussed at that meeting.

From October 30, 2009 through November 2, 2009, BNSF, Berkshire and their respective legal advisors negotiated the terms of the draft merger agreement.

On October 31, 2009, a special meeting of the Compensation and Development Committee of the BNSF Board was held by telephone conference. At the meeting, members of BNSF management and representatives of Cravath reviewed with the Committee members the effect that the potential transaction would have on BNSF’s existing employee benefit plans and arrangements, including the effect on BNSF equity awards and arrangements of members of BNSF management and the BNSF Board.

On the afternoon of November 2, 2009, the BNSF Board held a special meeting in Detroit, Michigan to review and discuss the contemplated merger agreement and its terms. Representatives of Goldman Sachs and Evercore reviewed with the BNSF Board the meeting held with Mr. Buffett on October 30, 2009. Representatives of Cravath provided an overview of the fiduciary duties of the BNSF Board in connection with its consideration of the contemplated merger, and reviewed with the BNSF Board the terms of the contemplated merger agreement. Representatives of Mayer Brown provided a regulatory analysis with respect to the contemplated merger. Representatives of Goldman Sachs and Evercore each presented to the BNSF Board their respective financial analyses with respect to the contemplated merger. Upon conclusion of their respective presentations, Goldman Sachs delivered its oral opinion, which was subsequently confirmed in writing, that as of such date and based upon and subject to the factors and assumptions set forth therein, the stock consideration and cash consideration, taken in the aggregate, to be paid to the holders (other than Berkshire and its affiliates) of the outstanding shares of BNSF common stock pursuant to the merger agreement was fair from a financial point of view to such holders, and Evercore delivered its oral opinion, which was subsequently confirmed in writing, that as of such date and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the merger consideration was fair, from a financial point of view, to the holders (other than Berkshire and its affiliates) of shares of BNSF common stock entitled to receive such consideration.

The BNSF Board again considered whether to contact other potential acquirors to solicit interest for an acquisition of BNSF. The BNSF Board also considered the discussions with representatives of Goldman Sachs and Evercore regarding a superior proposal from certain other strategic buyers being unlikely to be accretive, except for an acquisition that, in the view of counsel advising the BNSF Board, would present substantial regulatory issues. The BNSF Board also again considered the discussions with representatives of Goldman Sachs and Evercore with respect to the current state of the financial markets and the effect that current financial market conditions, together with BNSF’s market capitalization, would have on the possibility of a superior proposal by a private equity buyer being made. Finally, the BNSF Board also considered the terms of the merger agreement that would allow BNSF to entertain certain third party bids following the execution and announcement of the merger agreement, including the relatively low break-up fee that would be payable in the event the BNSF Board were to pursue an alternative proposal that was superior to the merger with Berkshire.

After engaging in extensive discussion, the BNSF Board unanimously approved the merger agreement as being in the best interests of BNSF and its stockholders and unanimously authorized the execution and delivery of the merger agreement.

On the afternoon of November 2, 2009, the Berkshire Board met by telephone. Mr. Buffett described the contemplated transaction and the terms of the merger agreement that had been negotiated. He described the desirability of splitting the Berkshire Class B common stock on a 50-for-1 basis to enable the BNSF stockholders and holders of equity awards to obtain more Berkshire common stock instead of cash for fractional shares, and the desirability of permitting the rollover of certain outstanding BNSF equity awards as contemplated by the merger agreement. After discussion, the Berkshire Board unanimously approved the merger agreement, and approved recommending a 50-for-1 stock split to the stockholders of Berkshire at a Berkshire stockholder meeting to be called for this purpose.

That evening, BNSF and Berkshire executed the merger agreement.

On the morning of November 3, 2009, prior to the commencement of trading on the NYSE, BNSF and Berkshire issued a joint press release announcing the transaction and their execution of a definitive merger agreement.

Recommendation of the BNSF Board and its Reasons for the Merger

The BNSF Board has unanimously approved the merger agreement, declared its advisability and determined that the merger agreement and the transactions contemplated by it are fair to and in the best interests of BNSF and its stockholders. Accordingly, the BNSF Board unanimously recommends that BNSF stockholders vote “FOR” the adoption of the merger agreement.

In reaching its decision to approve the merger agreement, the BNSF Board consulted with management, as well as BNSF’s legal and financial advisors, and considered a variety of factors weighing in favor of or relevant to the merger, including, without limitation, those described below.

Strategic Considerations

The BNSF Board considered a number of strategic aspects of the merger, including, but not limited to, the following factors:

•

BNSF’s business, results of operations, financial condition, earnings and return to stockholders on a historical and prospective basis, and its evaluation of BNSF’s business plan and the risks and benefits associated with the implementation of that plan compared to the risks and benefits associated with the merger;

•

Berkshire’s business, results of operations, financial condition, earnings and return to stockholders on a historical and prospective basis, including, but not limited to, the potential for growth, development and profitability of Berkshire;

•	the then-current financial market conditions and historical market prices, volatility and trading information with respect to the common stock of each of BNSF and Berkshire; and

•

whether there were other potential parties that might have an interest in and be financially capable of engaging in an alternative strategic transaction with BNSF, and the valuation, regulatory and financing issues that might arise in connection with pursuing an alternative strategic transaction.

Financial Considerations

The BNSF Board considered a number of financial aspects of the merger, including, but not limited to, the following factors:

•

the fact that the merger consideration represented a premium of 32.8% to the closing price for shares of BNSF common stock on October 30, 2009, the last trading day prior to the date of execution of the merger agreement, and a premium of 36.9% to the average closing price for shares of BNSF common stock over the twelve month period ended October 30, 2009;

•

the respective financial analyses of each of Goldman Sachs and Evercore, BNSF’s financial advisors in connection with the merger, and the respective opinions of each of Goldman Sachs and Evercore to the BNSF Board, each dated as of November 2, 2009. The opinion of Goldman Sachs stated that as of such date and based upon and subject to the factors and assumptions set forth therein, the stock consideration and the cash consideration, taken in the aggregate, to be paid to the holder (other than Berkshire and its affiliates) of the outstanding shares of BNSF common stock, was fair from a financial point of view to such holders. The opinion of Evercore stated that, as of that date and based upon and subject to the assumptions, limitations, qualifications and other matters set forth in its opinion letter, the merger consideration was fair, from a financial point of view, to the holders (other than Berkshire and its affiliates) of the shares of BNSF common stock entitled to receive such consideration;

•

the ability of BNSF stockholders to receive either cash, shares of Berkshire common stock or a combination of cash and shares of Berkshire common stock in the proposed merger, subject to any proration or reallocation necessary to achieve as closely as practicable the 60/40 cash-stock split with respect to the aggregate merger consideration;

•	the protection afforded by the collar mechanism to BNSF stockholders receiving Berkshire common stock in the proposed merger against significant fluctuations in the value of such stock; and

•	the opportunity for BNSF stockholders who elect to receive shares of Berkshire common stock in the merger to participate in the continued growth and other opportunities of Berkshire.

Other Considerations

The BNSF Board also considered a number of other aspects of the merger, including, but not limited to, the following factors:

•

the terms and conditions of the merger agreement, including, but not limited to, the representations, warranties and covenants of the parties, the conditions to closing, the form and structure of the merger consideration, and the ability of BNSF or the BNSF Board, as the case may be, to entertain competing transaction proposals, withdraw its approval or recommendation with respect to the merger agreement, or terminate the merger agreement in certain circumstances, subject, in each case, to compliance with certain procedural requirements, which may include the payment of a break-up fee;

•

the fact that the break-up fee described above is approximately equal to 1% of the equity value of BNSF (based on the assumed merger consideration of $100.00 per share), calculated excluding shares owned by Berkshire or its affiliates, which break-up fee the BNSF Board did not believe would preclude any other party from making a competing proposal for BNSF;

•	the fact that the terms of the merger agreement were determined through negotiations between BNSF, with the advice of its advisors, and Berkshire, with the advice of its outside counsel;

•

Berkshire’s track record in successfully acquiring other companies, and Berkshire’s agreements in the merger agreement to use its reasonable best efforts to consummate the proposed merger (subject to the terms and conditions of the merger agreement);

•	the expectation that the merger is expected to qualify as a tax-free “reorganization” pursuant to Section 368(a) of the Code;

•

the fact that some of BNSF’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of BNSF stockholders generally, including the treatment of BNSF stock options and restricted stock units held by such directors and executive officers in the merger and Berkshire’s agreement to indemnify BNSF directors and officers against certain claims and liabilities;

•	the regulatory and other government approvals required in connection with the merger, and the likelihood that such approvals will be obtained without unacceptable conditions;

•	the ability of the parties to consummate the merger, including the fact that Berkshire’s obligation to complete the merger is not conditioned upon receipt of financing; and

•

the commitment made by Mr. Buffett to vote all Berkshire common stock owned by him in favor of the Berkshire stockholder approval necessary to effect the stock split in respect of the Berkshire Class B common stock, so as to facilitate the merger and related transactions.

Potential Risks

The BNSF Board also identified and considered potential risks and disadvantages associated with the merger agreement and the transactions contemplated by it, including, but not limited to, the following:

•	the possibility that the consummation of the merger may be delayed or not occur at all, and the adverse impact such event would have on BNSF and its business;

•

the possibility that, notwithstanding the size of the collar mechanism, shares of Berkshire Class A common stock might trade outside the collar, in which case the value of the stock portion of the merger consideration would be different from the cash portion of the merger consideration;

•

the possibility that the proration and reallocation provisions of the merger agreement might result in BNSF stockholders receiving a combination of merger consideration different from that which they elected;

•	the risk of incurring substantial expenses related to the merger;

•	the possible disruption to BNSF’s business that may result from announcement of the merger and the resulting distraction of management’s attention from the day-to-day operations of the business;

•

the risk that the pendency of the merger could materially adversely affect BNSF’s relationships with its customers, suppliers and any other persons with whom BNSF has a business relationship, or pose difficulties in attracting and retaining key employees; and

•	the other potential risks described in the section titled “Risk Factors” beginning on page 26 of this proxy statement/prospectus.

The above discussion of the information and factors considered by the BNSF Board includes the principal information and factors, both positive and negative, considered by the BNSF Board, but is not intended to be exhaustive and may not include all of the information and factors considered by the BNSF Board. The above factors are not presented in any order of priority. In view of the variety of factors considered in connection with its evaluation, the BNSF Board did not quantify or assign relative or specific weights to the factors considered in reaching its conclusion that the merger agreement is advisable and in the best interests of BNSF and its stockholders. Rather, the BNSF Board views its position and recommendation as being based on the totality of the information presented to and considered by it. In addition, individual members of the BNSF Board may have given different weights to different factors. It should be noted that this explanation of the reasoning of the BNSF Board and certain information presented in this section is forward-looking in nature and should be read in light of the factors discussed in the section titled “Forward-Looking Statements” beginning on page 30 of this proxy statement/prospectus.

Management Cases

Every September, the BNSF Board conducts a multi-day meeting to consider long range issues impacting BNSF, as well as a review of normal business activity. As part of this meeting, BNSF management presents a long range plan, typically looking out five years and, depending upon circumstances, considering multiple scenarios. These long range plans are the result of a several-month exercise by BNSF management, where risks, opportunities and strategies are discussed and debated. On September 24, 2009, management presented to the BNSF Board four scenarios, or “cases,” for the period 2010 through 2014. Each case considered a different set of economic conditions, as well as level of freight volume, revenue per unit (“RPU”), costs and efficiency. These cases were described as (i) the “2010 Recovery Case”, which assumed economic recovery occurring in mid-2010, and assumed the highest RPU and unit growth and operational efficiency improvements, (ii) the “2011 Recovery Case”, which assumed economic recovery occurring in mid-2011, and assumed slightly lower RPU growth, unit growth and operational efficiency improvements, (iii) the “No Recovery Case”, which assumed a flat unit growth rate over the five-year forecast period, as well as low RPU growth and small operational efficiency improvements, and (iv) the “Deeper Recession Case”, which assumed a general worsening of economic conditions over the five-year forecast period, and also assumed low RPU growth, a slight unit decline and small operational efficiency improvements. Due to the current economic conditions, the BNSF Board had reviewed scenarios similar to the first three cases at their July meeting and requested that a fourth case be developed. These cases were not shared by BNSF with Berkshire and were not discussed by Messrs. Rose and Buffett.

In general, BNSF does not make public its internal projections or forecasts as to future financial performance, earnings or other results, including management cases such as those described above, due to the unpredictability and subjective nature of the underlying assumptions and estimates. These cases are used by BNSF management and the BNSF Board to evaluate a range of potential outcomes and are intended to present business trends over a longer term time horizon. They are not intended to be precise estimates of any individual time period. In connection with the performance of their respective financial analyses, BNSF furnished Goldman Sachs and Evercore with the four management cases described above. A summary of each of these cases is set forth below to provide BNSF stockholders with access to certain information that was furnished to, and considered by, Goldman Sachs and Evercore in performing their respective financial analyses. In all cases, 2009 estimated amounts exclude the impacts of the unfavorable Western Fuels coal rate case decision of $0.13 per diluted share and a $0.06 per diluted share loss on unwinding interest rate hedges.

2010 Recovery Case

	2009E	2010E	2011E	2012E	2013E	2014E	CAGR
	(In millions, except per share and percentage data)
Total revenue	$14,013	$14,994	$16,601	$17,611	$18,667	$19,418	6.7%
Freight revenue w/o fuel	12,372	12,830	14,063	15,014	15,834	16,558	6.0%
Operating income	3,204	3,421	4,336	4,921	5,360	5,745	12.4%
EBITDA	4,737	5,052	6,056	6,746	7,313	7,825	10.6%
Net income	1,631	1,717	2,224	2,476	2,663	2,831	11.7%
Earnings per share	4.77	5.04	6.88	8.41	9.71	10.96	18.1%

2011 Recovery Case

	2009E	2010E	2011E	2012E	2013E	2014E	CAGR
	(In millions, except per share and percentage data)
Total revenue	$14,013	$14,254	$15,436	$16,629	$17,839	$18,877	6.1%
Freight revenue w/o fuel	12,372	12,424	13,345	14,291	15,244	16,044	5.3%
Operating income	3,204	3,092	3,638	4,241	4,775	5,209	10.2%
EBITDA	4,737	4,723	5,357	6,063	6,724	7,283	9.0%
Net income	1,631	1,515	1,842	2,149	2,386	2,572	9.5%
Earnings per share	4.77	4.41	5.43	6.74	8.10	9.35	14.4%

No Recovery Case

	2009E	2010E	2011E	2012E	2013E	2014E	CAGR
	(In millions, except per share and percentage data)
Total revenue	$14,013	$14,012	$14,410	$14,622	$14,844	$15,069	1.5%
Freight revenue w/o fuel	12,372	12,377	12,736	12,953	13,176	13,401	1.6%
Operating income	3,204	3,010	3,224	3,324	3,314	3,310	0.7%
EBITDA	4,737	4,639	4,939	5,138	5,249	5,363	2.5%
Net income	1,631	1,465	1,607	1,660	1,631	1,610	(0.3%)
Earnings per share	4.77	4.27	4.65	4.87	4.94	5.07	1.2%

Deeper Recession Case

	2009E	2010E	2011E	2012E	2013E	2014E	CAGR
	(In millions, except per share and percentage data)
Total revenue	$14,013	$13,544	$13,618	$14,000	$14,283	$14,756	1.0%
Freight revenue w/o fuel	12,372	12,107	12,147	12,351	12,632	12,929	0.9%
Operating income	3,204	2,759	2,728	2,778	2,841	2,898	(2.0%)
EBITDA	4,737	4,387	4,440	4,588	4,770	4,943	0.9%
Net income	1,631	1,310	1,295	1,326	1,369	1,399	(3.0%)
Earnings per share	4.77	3.82	3.74	3.80	3.89	4.05	(3.2%)

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is not a measure of financial performance under accounting principles generally accepted in the United States (“GAAP”). Accordingly, the information provided in the tables above with respect to EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported by BNSF above and elsewhere in this proxy statement/prospectus in accordance with GAAP. BNSF believes that EBITDA generally provides meaningful information to investors as it is used by BNSF’s management to monitor and evaluate the operating performance of BNSF’s business.

Each of the above cases has been prepared by BNSF management and was prepared solely for internal planning purposes, as described above. None of the cases described above were prepared with a view towards public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC or the Public Company Accounting Oversight Board regarding forward-looking information, guidelines established by American Institute of Public Accountants with respect to prospective financial information or GAAP. The information was prepared on a basis consistent with the historical accounting policies included in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in BNSF’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 13, 2009. Neither BNSF’s independent registered public accounting firm nor any other independent auditor has compiled, examined or performed any procedures with respect to the cases and, accordingly, no opinion or any other form of assurance on the cases nor the achievability of the forecasted results therein is expressed with respect thereto. The report of BNSF’s independent registered public accounting firm incorporated by reference in this proxy statement/prospectus relates to historical financial information. It does not extend to the prospective financial information and should not be read to do so.

The foregoing summary of the cases described above is not being included in this proxy statement/prospectus to influence your decision on whether to vote for the merger, but because the BNSF Board considered the cases in connection with its evaluation of the merger and because BNSF provided the cases to its financial advisors, Goldman Sachs and Evercore. In the view of BNSF’s management, the cases were prepared in good faith, on a reasonable basis and reflect the best available estimates and judgments of BNSF management at the time they were prepared based on the respective assumptions utilized in the preparation of each case. However, these cases were based on numerous variables, estimates and assumptions that are subject to significant uncertainties and contingencies, many of which are beyond BNSF management’s control. Important factors that may affect actual results and cause forecasted results not to be achieved include, without limitation, risks and uncertainties relating to BNSF’s business (including BNSF’s ability to achieve strategic goals, objectives and targets over applicable periods), industry performance and competition, the regulatory environment, general business, economic and market conditions and other factors described in the section titled “Forward-Looking Statements” beginning on page 30. These cases also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these cases. Accordingly, there can be no assurance that any of the forecasted results in any of the cases described above will be realized, and you are cautioned not to place undue reliance on any of the cases as a predictor of future operating results or otherwise.

The inclusion of a summary of the cases described above in this proxy statement/prospectus should not be regarded as an indication that any of BNSF, Berkshire or their respective affiliates, advisors or representatives considers any of the cases to be predictive of actual future events, and none of the cases should be relied upon as such. None of BNSF, Berkshire nor any of their respective affiliates, advisors or representatives can give you any assurance that actual results will not differ from the cases, and none of them undertakes any obligation to update or otherwise revise or reconcile the cases to reflect circumstances existing after the date the cases were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the cases are shown to be in error. BNSF does not intend to make publicly available any update or other revision to the cases. Neither BNSF, Berkshire nor any of their respective affiliates, advisors or representatives has made or makes any representation to any stockholder or other person regarding BNSF’s ultimate performance compared to the information presented in any of the cases or that forecasted results in any of the cases will be achieved. BNSF has made no representation to Berkshire, in the merger agreement or otherwise, or to its financial advisors concerning the cases.

Berkshire’s Reasons for the Merger

In deciding to acquire BNSF, Berkshire is making a big bet on the economic future of the United States. Berkshire believes that the future prosperity of the United States depends on its having an efficient and well-maintained rail system while, at the same time, the country’s economy must grow and prosper for railroads to do well.

Berkshire believes that railroads are an efficient and environmentally friendly way to move freight around the country. It also believes that BNSF, in particular, is a leader in the rail industry in the areas of innovative equipment and technology. Furthermore, Berkshire is very impressed with BNSF’s management team, including Chief Executive Officer Matthew Rose, and it intends to rely on them to manage the surviving entity following the merger.

Opinions of BNSF’s Financial Advisors

Opinion of Goldman Sachs

Goldman Sachs delivered its opinion to the BNSF Board that, as of November 2, 2009, and based upon and subject to the factors and assumptions set forth therein, the stock consideration and the cash consideration, taken in the aggregate, to be paid to the holders (other than Berkshire and its affiliates) of the outstanding shares of BNSF common stock, pursuant to the merger agreement was fair from a financial point of view to such stockholders.

The full text of the written opinion of Goldman Sachs, dated November 2, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of the BNSF Board in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of shares of BNSF common stock should vote or make an election with respect to the merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of BNSF and Berkshire for the five fiscal years ended December 31, 2008;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of BNSF and Berkshire;

•	certain other communications from BNSF and Berkshire to their respective stockholders;

•	certain publicly available research analyst reports for BNSF and Berkshire; and

•

certain internal financial analyses and BNSF’s 2010 Recovery Case, 2011 Recovery Case, No Recovery Case and Deeper Recession Case, which were prepared by its management and approved by BNSF for use by Goldman Sachs.

Goldman Sachs was directed by BNSF to assume that the 2011 Recovery Case is more likely than the other forecasts prepared by BNSF management. The management of Berkshire did not make available any forecasts of the future financial performance of Berkshire. With the consent of BNSF, Goldman Sachs’ review of the future financial performance of Berkshire was limited to Goldman Sachs’ discussions with the management of Berkshire regarding the publicly available estimates of a certain research analyst, as well as current consensus forecasts of Berkshire.

Goldman Sachs also held discussions with members of the senior managements of BNSF and Berkshire regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of their respective companies. In addition,

Goldman Sachs reviewed the reported price and trading activity for the shares of BNSF common stock, the shares of Berkshire Class A common stock and the shares of Berkshire Class B common stock, compared certain financial and stock market information for BNSF and Berkshire with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the transportation and rail industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as Goldman Sachs considered appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Goldman Sachs, and did not assume any liability for any such information. In that regard, Goldman Sachs assumed with BNSF’s consent that the 2011 Recovery Case has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of BNSF. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of BNSF or Berkshire or any of their respective subsidiaries, nor was any such evaluation or appraisal furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on BNSF or Berkshire or on the expected benefits of the merger in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs also assumed that the merger will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs did not express any opinion as to the impact of the merger on the solvency or viability of BNSF or Berkshire or the ability of BNSF or Berkshire to pay its obligations when they come due. In addition, Goldman Sachs’ opinion did not address any legal, regulatory, tax or accounting matters nor did it address the underlying business decision of BNSF to engage in the merger or the relative merits of the merger as compared to any strategic alternatives that may be available to BNSF. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, BNSF or any other alternative transaction. Goldman Sachs’ opinion addressed only the fairness from a financial point of view, as of the date of the opinion, to the holders (other than Berkshire and its affiliates) of the outstanding shares of BNSF common stock of the stock consideration and the cash consideration, taken in the aggregate, to be paid to the holders of shares of BNSF common stock pursuant to the merger agreement. Goldman Sachs did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement or merger (including the proration and certain other procedures and limitations contained in the merger agreement with respect to shares of BNSF common stock for which stockholders elect to receive cash consideration or stock consideration, or make no election) or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including, without limitation, the fairness of the merger to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of BNSF; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of BNSF, or any class of such persons, in connection with the merger, whether relative to the stock consideration and the cash consideration, taken in the aggregate, to be paid to the holders of shares of BNSF common stock pursuant to the merger agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of Berkshire Class A common stock or shares of Berkshire Class B common stock will trade at any time. Goldman Sachs’ opinion necessarily was based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ advisory services and the opinion of Goldman Sachs were provided for the information and assistance of the BNSF Board in connection with its consideration of the merger and such opinion does not constitute a recommendation as to how any holder of BNSF common stock should vote or make an election with respect to such merger or any other matter.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the BNSF Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 2, 2009, and is not necessarily indicative of current market conditions.

Premia Paid Analysis. For all acquisition transactions announced between 2004 and 2009 involving the sale of U.S. targets for aggregate consideration greater than $10 billion, Goldman Sachs calculated the median percentage premia of the consideration paid to the target’s closing price on the trading day immediately preceding the date of announcement (the “1-Day Prior Premium”) and the median percentage premia of the consideration paid to the target’s closing price on the trading day four weeks preceding the date of announcement (the “4-Week Prior Premium”). This analysis did not include transactions involving the purchase of less than 25% of a company’s ownership interest, and did not include the sale of Wachovia Corporation to Wells Fargo & Company or the sale of The Bear Stearns Companies Inc. to JPMorgan Chase & Co. The following is the result of this analysis:

•	In 2004, the median 1-Day Prior Premium was 16.5% and the median 4-Week Prior Premium was 35.8%;

•	In 2005, the median 1-Day Prior Premium was 17.6% and the median 4-Week Prior Premium was 22.9%;

•	In 2006, the median 1-Day Prior Premium was 17.9% and the median 4-Week Prior Premium was 20.7%;

•	In 2007, the median 1-Day Prior Premium was 19.9% and the median 4-Week Prior Premium was 22.4%;

•	In 2008, the median 1-Day Prior Premium was 30.6% and the median 4-Week Prior Premium was 27.3%; and

•	In 2009 (through October 30, 2009), the median 1-Day Prior Premium was 31.6% and the 4-Week Prior Premium was 38.9%.

Goldman Sachs also analyzed the $100.00 implied per share value of each of the cash consideration and the stock consideration to be paid to holders of shares of BNSF common stock pursuant to the merger agreement in relation to the closing price of shares of BNSF common stock on October 30, 2009, the last trading day prior to the date on which the BNSF Board adopted a resolution approving the merger agreement, the high and low prices of shares of BNSF common stock for the 52-week period ended October 30, 2009, and the all-time high price of shares of BNSF common stock. Goldman Sachs also analyzed the $100.00 implied per share value of each of the cash consideration and the stock consideration to be paid to the holders of shares of BNSF common stock pursuant to the merger agreement in relation to the average market prices of shares of BNSF common stock during the one-week, 30-day, six-month, one-year, two-year and five-year periods ended October 30, 2009.

The following table presents the results of this analysis:

	Value	Premium
Premium Analysis
Premium to 10-30-09 close	$75.32	32.8%
Premium to 1-week average	76.58	30.6
Premium to 52-week high	91.60	9.2
Premium to 52-week low	51.20	95.3
Premium to 30-day average	81.20	23.1
Premium to 6-month average	77.61	28.9
Premium to 1-year average	73.06	36.9
Premium to 2-year average	83.13	20.3
Premium to 5-year average	74.64	34.0
Premium to all-time high	114.56	(12.7)

Analysis of Multiples at Offer Price. Goldman Sachs calculated and compared various financial multiples and ratios for BNSF based on information that it obtained from BNSF management and estimates from the Institutional Brokers Estimate System (“IBES”):

•

Ratios of the implied enterprise value (“EV”) of BNSF on October 30, 2009 (computed by adding BNSF’s net debt of $9.224 billion to an implied equity value on October 30, 2009 of $25.928 billion) to BNSF’s estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) for 2010;

•

Ratios of the implied EV paid for BNSF in the merger (computed by adding BNSF’s net debt of $9.224 billion to the implied aggregate value of the cash consideration and the stock consideration to be received by holders of shares of BNSF common stock in the merger of $34.623 billion) to BNSF’s estimated EBITDA for 2010;

•	Ratios of the closing price per share of BNSF common stock on October 30, 2009 to BNSF’s estimated earnings per share (“EPS”) for 2010; and

•

Ratios of the $100.00 implied per share value of the cash consideration and the stock consideration to be received by holders of shares of BNSF common stock in the merger to BNSF’s estimated EPS for 2010.

The following table presents the results of this analysis:

	As of October 30, 2009		Implied Consideration Value
Enterprise Value/2010E EBITDA
IBES	6.8	x	8.5	x
2010 Recovery Case	7.0		8.7
2011 Recovery Case	7.4		9.3
No Recovery Case Deeper Recession Case	7.6 8.0		9.5 10.0

Price/2010E EPS
IBES	13.5	x	17.9	x
2010 Recovery Case	14.9		19.8
2011 Recovery Case	17.1		22.7
No Recovery Case Deeper Recession Case	17.6 19.7		23.4 26.2

Illustrative Present Value of Future Stock Price Analyses. Goldman Sachs performed illustrative analyses of the present value of the future price of shares of BNSF common stock using BNSF management’s 2010 Recovery Case, 2011 Recovery Case, No Recovery Case and Deeper Recession Case estimates of BNSF’s EPS for each year between 2011 and 2014. Management of BNSF directed Goldman Sachs to assume that the 2011 Recovery Case is more likely than BNSF’s other forecasts prepared by BNSF management. Goldman Sachs first multiplied such EPS estimates by price/earnings multiples ranging from 9.5x-17.5x. Goldman Sachs then calculated the present values of the implied per share future values, including the present value of the future dividend payments, for shares of BNSF common stock by discounting the implied per share future values to December 31, 2009 (the assumed date of the merger for purposes of this analysis), using discount rates ranging from 8%-12%, reflecting estimates of BNSF’s cost of equity. The following tables present the results of this analysis:

Year	2011 Recovery Case (Implied Present Value)	2010 Recovery Case (Implied Present Value)	No Recovery Case (Implied Present Value)	Deeper Recession Case (Implied Present Value)
2011E	$47.55 — $89.51	$59.85 — $113.01	$40.93 — $76.87	$33.21 — $62.13
2012E	54.07 — 104.27	66.71 — 129.33	39.71 — 76.00	31.60 — 59.95
2013E	59.44 — 117.49	70.33 — 139.86	37.42 — 72.87	30.32 — 58.29
2014E	62.84 — 127.19	72.56 — 147.90	35.68 — 70.67	29.52 — 57.55

Goldman Sachs also performed illustrative analyses of the present value of the future price of shares of BNSF common stock using BNSF management’s 2010 Recovery Case, 2011 Recovery Case, No Recovery Case and Deeper Recession Case estimates of BNSF’s EBITDA for each year between 2011 and 2014. Management of BNSF directed Goldman Sachs to assume that the 2011 Recovery Case is more likely than BNSF’s other forecasts prepared by BNSF management. Goldman Sachs first multiplied such EBITDA estimates by EV/EBITDA multiples ranging from 5.5x-9.5x and next subtracted the net debt estimates for each year between 2011 and 2014 using management’s 2011 Recovery Case estimates. Goldman Sachs then calculated the present values of the implied per share future values for shares of BNSF common stock by discounting the implied per share future values to December 31, 2009 (the assumed date of the merger for purposes of this analysis), using discount rates ranging from 8%-12%. The following table presents the results of this analysis:

Year	2011 Recovery Case (Implied Present Value)	2010 Recovery Case (Implied Present Value)	No Recovery Case (Implied Present Value)	Deeper Recession Case (Implied Present Value)
2011E	$50.68 — $106.97	$56.25 — $123.01	$46.72 — $97.72	$39.44 — $84.94
2012E	52.88 — 117.30	60.12 — 137.77	44.73 — 96.26	38.63 — 83.32
2013E	57.13 — 130.75	63.48 — 149.41	43.52 — 95.43	38.19 — 82.41
2014E	58.68 — 139.66	64.55 — 157.07	41.36 — 93.79	36.83 — 81.37

Discounted Cash Flow Analyses. Goldman Sachs performed illustrative discounted cash flow analyses on BNSF using BNSF management’s 2010 Recovery Case, 2011 Recovery Case, No Recovery Case and Deeper Recession Case estimates provided by BNSF’s management. Management of BNSF directed Goldman Sachs to assume that the 2011 Recovery Case is more likely than BNSF’s other forecasts prepared by BNSF management. Goldman Sachs performed discounted cash flow analyses to generate reference ranges for the implied present value per share of BNSF by calculating the total present value of the estimated free cash flows for the period beginning December 31, 2010 and ending on December 31, 2014 using discount rates ranging from 7.0% to 11.0%, reflecting estimates of BNSF’s weighted average cost of capital. Goldman Sachs then calculated the present value of BNSF’s terminal value at December 31, 2014 by applying a range of enterprise value/EBITDA multiples of 5.5x to 9.5x to BNSF’s estimated 2014 EBITDA and using discount rates ranging from 7.0% to 11.0%. Goldman Sachs then calculated the implied value per share of BNSF common stock by adding the present value of the five years of projected cash flows beginning from December 31, 2010 to the present value of BNSF’s terminal value at December 31, 2014. This analysis resulted in a range of illustrative implied present values of $62.38 to $136.97 per share of BNSF common stock for the 2011 Recovery Case, $71.04 to $151.36 per share of BNSF common stock for the 2010 Recovery Case, $39.61 to $95.12 per share of BNSF common stock for the No Recovery Case and $33.08 to $84.36 per share of BNSF common stock for the Deeper Recession Case.

Goldman Sachs also performed a similar discounted cash flow analysis on BNSF using BNSF management’s 2010 Recovery Case, 2011 Recovery Case, No Recovery Case and Deeper Recession Case estimates provided by BNSF’s management and discount rates ranging from 7.0% to 11.0%, but using terminal values based on a perpetuity growth rate ranging from 1.5% to 3.5%. Management of BNSF directed Goldman Sachs to assume that the 2011 Recovery Case is more likely than BNSF’s other forecasts prepared by BNSF management. This analysis resulted in a range of illustrative implied present values of $42.32 to $153.54 per share of BNSF common stock for the 2011 Recovery Case, $51.91 to $176.14 per share of BNSF common stock for the 2010 Recovery Case, $20.89 to $94.81 per share of BNSF common stock for the No Recovery Case and $14.45 to $79.66 per share of BNSF common stock for the Deeper Recession Case.

Historical Exchange Ratio Analysis. Goldman Sachs calculated the average historical exchange ratios of shares of BNSF common stock to shares of Berkshire Class A common stock based on the closing prices of shares of BNSF common stock (after multiplying the closing prices of the shares of BNSF common stock by 1000 for illustrative purposes) and shares of Berkshire Class A common stock during the 3-month, 6-month, 1-year and 5-year periods ended October 30, 2009. Goldman Sachs also calculated the minimum, maximum and median exchange ratios of shares of BNSF common stock to shares of Berkshire Class A common stock during the 5-year period ended October 30, 2009. The following table presents the results of this analysis:

Statistic	Value
Minimum	0.49x
Maximum	1.00x
Median	0.74x
3-Month Average	0.82x
6-Month Average	0.80x
1-Year Average	0.78x
5-Year Average	0.73x

Ratio of Price to Book Value Per Share. Goldman Sachs calculated the current ratio as well as the average historical ratios of closing prices of shares of Berkshire Class A common stock to the book values per share of shares of Berkshire common stock reported by Berkshire during the 3-month, 6-month, 1-year, 5-year and 10-year periods ended October 30, 2009. Goldman Sachs also calculated the minimum, maximum and median ratios of closing prices of shares of Berkshire Class A common stock to book values per share of shares of Berkshire common stock reported by Berkshire during the 10-year period ended October 30, 2009. Goldman Sachs noted that the current ratio was equal to or below the average historical ratios for all of the calculated periods. The following table presents the results of this analysis:

Statistic	Value
Current	1.3x
Minimum	1.0x
Maximum	2.0x
Median	1.6x
3-Month Average	1.4x
6-Month Average	1.3x
1-Year Average	1.3x
5-Year Average	1.5x
10-year Average	1.6x

Precedent Domestic Rail Transactions Analysis. Goldman Sachs analyzed certain information relating to the following transactions in the domestic rail industry:

•	BNSF’s acquisition of Canadian National Railway Company announced in December 1999, which was never consummated;

•	Canadian National Railway Company’s acquisition of Illinois Central Corporation announced in February 1998;

•	The acquisition of Conrail Inc. by Norfolk Southern Corporation and CSX Corporation announced in April 1997;

•	Union Pacific Corporation’s acquisition of Southern Pacific Rail Corporation announced in August 1995;

•	Union Pacific Corporation’s acquisition of 70.9% of the common stock of Chicago & North Western Transportation Company announced in March 1995; and

•	Burlington Northern Inc.’s acquisition of Santa Fe Pacific Corporation announced in June 1994.

For each of the selected transactions, Goldman Sachs calculated and compared enterprise value based on the implied transaction price as a multiple of the target’s last twelve months (“LTM”) EBITDA. For each of the selected transactions, Goldman Sachs also analyzed the target’s LTM operating ratio, the estimated annual pre-tax synergies resulting from the transaction and the synergy adjusted enterprise value based on the implied transaction price as a multiple of LTM EBITDA. While none of the selected transactions or the selected companies that participated in the selected transactions are directly comparable to the proposed merger, including because the most recent precedent domestic rail transaction was consummated approximately 10 years ago, or BNSF, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of BNSF’s results, market size and product profile.

The analysis indicated that the range of synergy adjusted EV/LTM EBITDA for the selected transactions was 4.3x-7.5x, and the range of EV/LTM EBITDA for the selected transactions was 6.7x-12.6x, with a median value of 8.9x. Goldman Sachs noted that the EV/EBITDA multiple for the proposed merger was consistent with the median value for the precedent domestic rail transactions. The following table presents the other results of this analysis:

Announced Date	Acquiror	Target	Enterprise Value (in millions)	Target LTM Operating Ratio	Estimated Annual Pre-tax Synergies (in millions)
Dec-1999	BNSF	Canadian National Railway Company	$8,955	65.9%	$560

Feb-1998	Canadian National Railway Company	Illinois Central Corporation	2,991	63.4	300

April-1997	Norfolk Southern/ CSX	Conrail Inc.	12,451	79.0	650/550

Aug-1995	Union Pacific	Southern Pacific Rail Corporation	5,500	96.7	500

Mar-1995	Union Pacific	Chicago & North Western	2,611	80.0	N/A

Jan-1995	Burlington Northern	Santa Fe Pacific	5,105	82.7	560

Selected Heavy Asset Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected heavy asset mergers and acquisitions transactions in the three years ended October 23, 2009:

•	One Equity Partners, LLC’s acquisition of Constantia Packaging AG announced in October 2009;

•	American Securities LLC’s acquisition of GenTek Inc. announced in September 2009;

•	Royal Boskalis Westminster N.V.’s acquisition of Smit Internationale N.V. announced in September 2008 but never consummated;

•	Liberty Shipping Group LLC’s acquisition of International Shipholding Corporation announced in September 2008 but never consummated;

•	Ingersoll-Rand Company Limited’s acquisition of Trane Inc. announced in December 2007;

•	Berkshire’s acquisition of Marmon Holdings, Inc. announced in December 2007;

•	Eaton Corporation’s acquisition of Moeller Holding GmbH & Co. KG announced in December 2007;

•	Cerberus Capital Management, LP’s acquisition of United Rentals Inc. announced in July 2007 but never consummated;

•	Platinum Equity, LLC’s acquisition of Ryerson Inc. announced in July 2007;

•	Doosan Infracore Co, Ltd.’s acquisition of Bobcat Company announced in July 2007;

•	Onex Corp. and the Carlyle Group, L.P.’s acquisition of Allison Transmission, Inc. announced in June 2007;

•	Bucyrus International, Inc.’s acquisition of DBT GmbH announced in December 2006; and

•	Oshkosh Truck Corporation’s acquisition of JLG Industries, Inc. announced in October 2006.

For each of the selected transactions, Goldman Sachs calculated and compared enterprise value based on the implied transaction price as a multiple of the target’s LTM EBITDA. While none of the selected transactions or the companies that participated in the selected transactions are directly comparable to the proposed merger or BNSF, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of BNSF’s results, market size and product profile.

The results of this analysis indicated that the range of EV/LTM EBITDA for these transactions was 4.5x-13.2x, with a mean value of 7.7x and a median value of 7.9x. Goldman Sachs noted that the EV/EBITDA multiple for the proposed merger was higher than the median value for the selected heavy asset transactions.

Selected Precedent Collar Analysis. Goldman Sachs analyzed the high and low collar prices for selected transactions since 2003 involving the sale of U.S. targets for aggregate consideration greater than $200 million and with a floating exchange rate collar provision. For each of these transactions, Goldman Sachs determined the stock price of the acquiror one day prior to the announcement of the transaction and measured the percentage above the acquiror’s high collar price and the percentage below the acquiror’s low collar price.

The table below presents the results of this analysis:

Target	Acquiror	Date Announced	Collar Price High	Collar Price Low	Acquiror Stock Price 1 Day Prior	% Above Acquiror Stock Price 1 Day Prior	% Below Acquiror Stock Price 1 Day Prior
ICT Group, Inc.	Sykes Enterprises, Incorporated	10/6/2009	$22.47	$19.33	$20.15	11%	-4%

Data Domain, Inc.	NetApp Inc.	5/20/2009	21.27	17.41	18.07	18	-4

Lev Pharmaceuticals, Inc.	ViroPharma Incorporated	7/15/2008	15.68	10.03	12.54	25	-20

Corn Products International, Inc.	Bunge Limited	6/23/2008	133.10	108.90	122.17	9	-11

Hilb, Rogal and Hobbs Company	Willis Group Holdings Limited	6/8/2008	40.04	31.46	35.88	12	-12

ProCentury Corporation	Meadowbrook Insurance Group	2/20/2008	10.50	8.00	8.94	17	-11

CSK Auto Corporation	O’Reilly Automotive, Inc.	2/1/2008	29.95	25.67	29.43	2	-13

Greater Bay Bancorp	Wells Fargo & Company	5/4/2007	39.33	32.18	35.84	10	-10

Placer Sierra Bancshares	Wells Fargo & Company	1/9/2007	39.82	32.58	35.50	12	-8

Solexa, Inc.	Illumina, Inc.	11/13/2006	47.30	40.70	44.05	7	-8

Windrose Medical Properties Trust	Health Care REIT, Inc.	9/13/2006	40.05	38.84	40.05	0	-3

Target	Acquiror	Date Announced	Collar Price High	Collar Price Low	Acquiror Stock Price 1 Day Prior	% Above Acquiror Stock Price 1 Day Prior	% Below Acquiror Stock Price 1 Day Prior

International DisplayWorks, Inc.	Flextronics International Ltd.	9/5/2006	13.49	10.56	11.77	15	-10

Earle M. Jorgensen Company	Reliance Steel & Aluminum Co.	1/17/2006	72.86	53.86	64.80	12	-17

Foothill Independent Bancorp	First Community Bancorp	12/15/2005	59.03	45.91	53.32	11	-14

Guidant Corporation	Boston Scientific Corporation	12/5/2005	28.86	22.62	27.33	6	-17

Engineered Support Systems, Inc.	DRS Technologies, Inc.	9/22/2005	57.20	46.80	48.00	19	-3

Maytag Corporation	Whirlpool Corporation	7/17/2005	91.79	75.10	70.41	30	7

MCI, Inc.	Qwest Communications Intl.	2/24/2005	4.15	3.32	4.05	2	-18

International Steel Group Inc.	Ispat International N.V.	10/25/2004	43.81	34.50	25.34	73	36

Province Healthcare Company	LifePoint Hospitals, Inc.	8/16/2004	39.00	33.00	32.74	19	1

Millennium Chemicals Inc.	Lyondell Chemical Company	3/29/2004	20.50	16.50	15.62	31	6

ILEX Oncology, Inc.	Genzyme Corporation	2/26/2004	59.88	46.58	53.23	12	-12

Local Financial Corporation	International Bancshares Corp.	1/22/2004	44.80	36.80	51.10	-12	-28

Neuberger Berman Inc.	Lehman Brothers Holdings Inc.	7/22/2003	90.42	66.51	64.50	40	3

OfficeMax Incorporated	Boise Cascade Corporation	7/14/2003	25.77	21.09	23.43	10	-10
					Median Average	12.4% 14.7%	-10.4% -8.5%

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to BNSF or Berkshire or the contemplated merger.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to the BNSF Board as to the fairness from a financial point of view, as of the date of the opinion, to the holders (other than Berkshire and its affiliates) of the outstanding shares of BNSF common stock of the stock consideration and the cash consideration, taken in the aggregate, to be paid to such holders pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of BNSF, Berkshire, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arms’-length negotiations between BNSF and Berkshire and was approved by the BNSF Board. Goldman Sachs provided advice to BNSF during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to BNSF or the BNSF Board or that any specific amount of consideration constituted the only appropriate consideration for the merger.

As described above, Goldman Sachs’ opinion to the BNSF Board was one of many factors taken into consideration by the BNSF Board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex C to this proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, BNSF, Berkshire and any of their respective affiliates or any currency or commodity that may be involved in the merger for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to BNSF in connection with, and participated in certain of the negotiations leading to, the merger. In addition, Goldman Sachs has provided certain investment banking and other financial services to BNSF and its affiliates from time to time, including having acted as joint-lead manager with respect to an offering by BNSF of its 6.150% Global Debentures due 2037 (aggregate principal amount $650,000,000) and its 5.650% Global Debentures due 2017 (aggregate principal amount $650,000,000) in April 2007; as a joint bookrunner with respect to an offering by BNSF of its 7.00% Notes due 2014 (aggregate principal amount $500,000,000) in November 2008; and as a joint bookrunner with respect to an offering by BNSF of its 4.70% Notes due 2019 (aggregate principal amount $750,000,000) in September 2009. Goldman Sachs also has extensively provided and is currently providing certain investment banking and other financial services to Berkshire and its affiliates and portfolio companies, including, but not limited to, having acted as joint bookrunner with respect to an offering by PacifiCorp, a subsidiary of Berkshire, of its 5.75% First Mortgage Bonds due 2037 (aggregate principal amount $600,000,000) in March 2007; as sole bookrunner with respect to an offering by XTRA Finance Corporation, a subsidiary of Berkshire, of its 5.150% Senior Notes due 2017 (aggregate principal amount $400,000,000) in March 2007; as sole bookrunner with respect to an offering by Berkshire Hathaway Finance of its 5.125% Senior Notes due 2012 (aggregate principal amount $750,000,000) in December 2007; as sole bookrunner with respect to an offering by Berkshire Hathaway Finance of its 4.50% Senior Notes due 2013 (aggregate principal amount $500,000,000) and Floating Rate Notes due 2011 (aggregate principal amount $1,500,000,000) in March 2008; and as joint bookrunner with respect to an offering by Berkshire Hathaway Finance of its 4.00% Senior Notes due 2012

(aggregate principal amount $750,000,000) and its 5.40% Senior Notes due 2018 (aggregate principal amount $250,000,000) in March 2009. Goldman Sachs may provide investment banking and other financial services to BNSF and to Berkshire and its portfolio companies and their respective affiliates in the future. In connection with the above-described services Goldman Sachs has received, and may receive, compensation. On October 1, 2008, affiliates of Berkshire purchased from The Goldman Sachs Group, Inc. 50,000 shares of 10% Cumulative Perpetual Preferred Stock, Series G of The Goldman Sachs Group, Inc. (aggregate liquidation preference $5,000,000,000) and warrants to purchase 43,478,260 shares of common stock of The Goldman Sachs Group, Inc. at an exercise price of $115 per share. Goldman Sachs and its affiliates also have co-invested with Berkshire and its affiliates and portfolio companies from time to time and may do so in the future.

The BNSF Board engaged Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement, dated October 24, 2009, BNSF engaged Goldman Sachs to act as its financial advisor in connection with the merger. Pursuant to the terms of this engagement letter, BNSF has agreed to pay Goldman Sachs a transaction fee of approximately $35 million, all of which is contingent upon consummation of the merger. In addition, BNSF has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of Evercore

On November 2, 2009, at a meeting of the BNSF Board, Evercore delivered to the BNSF Board an oral opinion, which opinion was subsequently confirmed by delivery of a written opinion dated November 2, 2009, to the effect that, as of that date and based on and subject to assumptions made, matters considered and limitations on the scope of review undertaken by Evercore as set forth therein, the merger consideration was fair, from a financial point of view, to the holders (other than Berkshire and its affiliates) of the shares of BNSF common stock entitled to receive such merger consideration.

The full text of Evercore’s written opinion, dated November 2, 2009, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex D to this proxy statement/prospectus and is incorporated by reference in its entirety into this proxy statement/prospectus. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was directed to the BNSF Board and addresses only the fairness, from a financial point of view, of the merger consideration to the holders (other than Berkshire and its affiliates) of the shares of BNSF common stock entitled to receive such merger consideration. The opinion does not address any other aspect of the proposed merger and does not constitute a recommendation to any holder of BNSF common stock as to how such stockholder should vote or act with respect to any matters relating to the merger. Evercore’s opinion does not address the relative merits of the merger as compared to other business or financial strategies that might be available to BNSF, nor does it address the underlying business decision of BNSF to engage in the merger.

In connection with rendering its opinion, Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to BNSF and Berkshire that it deemed to be relevant, including publicly available research analysts’ estimates;

•	reviewed certain non-public historical financial and operating data relating to BNSF prepared and furnished to it by management of BNSF;

•	reviewed certain non-public projected financial and operating data relating to BNSF under alternative business assumptions prepared and furnished to it by management of BNSF;

•

discussed the past and current operations, financial projections and current financial condition of BNSF with management of BNSF (including management’s views on the risks and uncertainties of achieving such projections) and discussed the past and current operations, current financial condition and certain forward-looking information of Berkshire with management of Berkshire;

•	reviewed the reported prices and the historical trading activity of BNSF common stock and Berkshire Class A common stock;

•	compared the financial performance of BNSF and Berkshire and their respective stock market trading multiples with those of certain other publicly traded companies and indices that it deemed relevant;

•	compared the financial performance of BNSF and the valuation multiples relating to the merger with those of certain other transactions that it deemed relevant;

•	reviewed the merger agreement; and

•	performed such other analyses and examinations and considered such other factors that it deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability therefor. With respect to the projected financial data relating to BNSF referred to above and approved for Evercore’s use by BNSF, Evercore assumed that such projected financial data had been reasonably prepared on bases reflecting the best currently available assumptions, estimates and good faith judgments of management of BNSF as to the future financial performance of BNSF. Management of BNSF had informed Evercore that the 2011 Recovery Case was the most likely of the forecasts provided to Evercore. Evercore expressed no view as to any projected financial data relating to BNSF or the assumptions on which such projected financial data was based. Management of Berkshire did not provide Evercore with any forecasts or projections for Berkshire and Evercore’s discussions with Berkshire’s management with respect to potential future forecasts and projections were therefore limited to discussions of certain forward-looking information.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger would be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the merger would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on BNSF or the consummation of the merger or reduce the benefits to the holders of BNSF common stock of the merger in any respect material to its opinion.

Evercore did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of BNSF, nor was Evercore furnished with any such appraisals. Evercore did not evaluate the solvency or fair value of BNSF under any state or Federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and as could be evaluated on the date of its opinion. It should be understood that subsequent developments may affect Evercore’s opinion and that Evercore has no obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness, from a financial point of view, of the merger consideration to the holders (other than Berkshire and its affiliates) of the shares of BNSF common stock entitled to receive such merger consideration. Evercore did not express any view on, and its opinion did not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of BNSF, nor the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of BNSF, or any class of such persons, whether relative to the merger consideration or otherwise. Evercore assumed that any modification to the structure of the transaction would not vary such structure in any respect material to its analysis. Evercore’s opinion did not address the relative merits of the merger as compared to other business or financial strategies that might be available to BNSF, nor did Evercore’s opinion address the underlying business decision of BNSF to engage in the merger. In arriving at its opinion, Evercore was not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the BNSF common stock or any business combination or other extraordinary transaction involving BNSF. Evercore expressed no opinion as to the price at which shares of BNSF or Berkshire will trade at any time. Evercore’s opinion noted that Evercore is not a legal, regulatory, accounting or tax expert and that Evercore had assumed the accuracy and completeness of assessments by BNSF and its advisors with respect to legal, regulatory, accounting and tax matters.

Except as described above, the BNSF Board imposed no other instructions or limitations on Evercore with respect to the investigations made or the procedures followed by Evercore in rendering its opinion. Evercore’s opinion was only one of many factors considered by the BNSF Board in its evaluation of the merger and should not be viewed as determinative of the views of the BNSF Board or BNSF management with respect to the merger or the merger consideration payable in the merger.

Set forth below is a summary of the material financial analyses reviewed by Evercore with the BNSF Board on November 2, 2009 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 30, 2009 (the last trading day prior to November 2, 2009, the date on which the BNSF Board adopted a resolution to approve the merger), and is not necessarily indicative of current market conditions.

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to understand fully the financial analyses. The tables alone do not constitute a complete description of the financial analyses. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Evercore’s financial analyses.

BNSF FINANCIAL ANALYSIS

Historical Share Price Analysis. Evercore considered historical data with regard to the closing stock prices of BNSF common stock as of October 30, 2009 and over the ten-year, five-year, one-year, six-month, three-month, one-month and ten-day periods prior to and including October 30, 2009, and the average closing stock price for each such period. During the one-year period prior to and including October 30, 2009, the closing stock price of BNSF common stock ranged from a low of $51.20 to a high of $91.60 per share, with an average closing stock price of $73.07. The foregoing historical share price analysis was presented to the BNSF Board to provide it with background information and perspective with respect to the relative historical share price of BNSF common stock.

	Historical Closing Stock Price
	Low	High	Average
1 Day (October 30, 2009)	$75.32	$75.32	$75.32
10 Days	75.32	86.40	80.34
1 Month	75.32	86.50	81.20
3 Months	75.32	86.50	82.13
6 Months	68.09	86.50	79.07
1 Year	51.20	91.60	73.07
5 Years	41.67	114.56	74.63
10 Years	19.25	114.56	51.46

Historical Exchange Ratio Analysis. Evercore compared the historical per share prices of BNSF common stock and Berkshire Class A common stock over the ten-year, five-year, one-year, six-month, three-month, one-month and ten-day periods prior to and including October 30, 2009 in order to determine the low, high and average implied exchange ratio that existed for each such period.

Historical Exchange Ratio
	Low	High	Average
Current (October 30, 2009)	0.00077x	0.00077x	0.00077x
10 Days	0.00076x	0.00086x	0.00080x
1 Month	0.00076x	0.00086x	0.00081x
3 Months	0.00076x	0.00086x	0.00082x
6 Months	0.00076x	0.00088x	0.00082x
1 Year	0.00065x	0.00093x	0.00078x
5 Years	0.00049x	0.00100x	0.00073x
10 Years	0.00032x	0.00100x	0.00057x

Research Analyst Price Targets. Evercore analyzed research analyst estimates of potential future value for shares of BNSF common stock, commonly referred to as “price targets,” based on publicly available equity research published with respect to BNSF. Evercore observed that, as of October 30, 2009, research analyst one-year forward price targets for shares of BNSF common stock ranged from $70 to $103 per share, with an average price target of $91 per share. Evercore then discounted the price targets twelve months at an assumed discount rate of 11%, derived by taking into consideration, among other things, a cost of equity calculation, resulting in a present value ranging from $63.06 to $92.79 per share.

Peer Group Trading Analysis. In order to assess how the public market values shares of similar publicly traded companies, Evercore reviewed and compared specific financial and operating data relating to BNSF to that of a group of selected peer companies that Evercore deemed to have certain characteristics that are similar to those of BNSF. As part of its peer group trading analysis, Evercore calculated and analyzed the multiple of current stock price to estimated 2009 and 2010 earnings per share (commonly referred to as a “price earnings multiple,” or “P/E”) for BNSF and each member of its peer group. Evercore also calculated and analyzed the multiple of enterprise value to estimated 2009 and 2010 earnings before interest, taxes, depreciation and amortization (“EBITDA”) (commonly referred to as an “EBITDA multiple”) for BNSF and each member of its respective peer group. The enterprise value of each company was obtained by adding its short and long term debt to the sum of the market value of its common equity and the book value of any minority interest, and subtracting its cash and cash equivalents and book value of unconsolidated investments. The companies that Evercore deemed to have certain characteristics similar to those of BNSF were Canadian National Railway Company, Canadian Pacific Railway Limited, CSX Corporation, Norfolk Southern Corporation and Union Pacific Corporation.

The analysis of current stock price to earnings per share indicated that, for the selected peer group, the current stock price as a multiple of estimated 2009 earnings per share ranged from 14.8x to 17.7x with a mean of 16.1x, and the current stock price as a multiple of estimated 2010 earnings per share ranged from 12.9x to 13.7x with a mean of 13.4x. This compared to a current stock price to estimated 2009 earnings per share multiple of 15.4x for BNSF and a current stock price to estimated 2010 earnings per share multiple of 13.6x for BNSF, in each case based on publicly available research estimates. Evercore noted that, with respect to the merger, the implied price as a multiple of BNSF estimated 2009 and 2010 earnings per share, in each case based on publicly available research estimates, was 20.4x and 18.1x, respectively.

Based on the above analysis, Evercore then applied a range of current stock price as a multiple of estimated 2009 earnings per share of 15.0x to 17.0x and a range of current stock price as a multiple of estimated 2010 earnings per share of 13.0x to 14.0x to the mean of BNSF’s consensus publicly available earnings per share research estimates for 2009 and 2010, respectively. This analysis indicated implied per share equity reference ranges for BNSF common stock of $73.52 to $83.32 and $71.97 to $77.50 based on the mean of BNSF consensus publicly available earnings per share research estimates for 2009 and 2010, respectively. Evercore also applied such ranges of multiples to the respective BNSF 2009 and 2010 earnings per share estimates under each of the BNSF management 2010 Recovery Case, the BNSF management 2011 Recovery Case, the BNSF management No Recovery Case and the BNSF management Deeper Recession Case; such analysis indicated implied per share equity reference ranges for BNSF common stock of $71.55 to $81.09 and $49.66 to $70.56 for 2009 and 2010, respectively. Management of BNSF had informed Evercore that the 2011 Recovery Case is the most likely of the forecasts provided to Evercore.

The analysis of financial multiples indicated that, for the selected peer group, enterprise value as a multiple of estimated 2009 EBITDA ranged from 7.0x to 9.5x with a mean of 8.1x, and enterprise value as a multiple of estimated 2010 EBITDA ranged from 6.4x to 8.3x with a mean of 7.2x. This compared to an enterprise value to estimated 2009 EBITDA multiple of 7.4x and an enterprise value to estimated 2010 EBITDA multiple of 6.7x for BNSF, based on publicly available research estimates. Evercore noted that, with respect to the merger, the implied enterprise value as a multiple of BNSF estimated 2009 and 2010 EBITDA, in each case based on publicly available research estimates, was 9.2x and 8.4x, respectively.

Based on the above analysis, Evercore then applied a range of enterprise value as a multiple of estimated 2009 EBITDA of 7.0x to 8.5x and a range of enterprise value as a multiple of estimated 2010 EBITDA of 6.5x to 8.0x to the mean of BNSF’s consensus publicly available EBITDA research estimates for 2009 and 2010, respectively. This analysis indicated implied per share equity reference ranges for BNSF common stock of

$70.14 to $90.91 and $71.73 to $94.46 based on the mean of consensus publicly available EBITDA estimates for 2009 and 2010, respectively. Evercore also applied such ranges of multiples to the respective BNSF 2009 and 2010 EBITDA estimates, under each of the BNSF management 2010 Recovery Case, the BNSF management 2011 Recovery Case, the BNSF management No Recovery Case and the BNSF management Deeper Recession Case; such analysis indicated implied per share equity reference ranges for BNSF common stock of $69.53 to $90.17 and $56.04 to $90.61 for 2009 and 2010, respectively. Management of BNSF had informed Evercore that the 2011 Recovery Case is the most likely of the forecasts provided to Evercore.

Evercore selected the peer companies identified above because their respective businesses and operating profiles are reasonably similar to that of BNSF. However, because of the inherent differences between the businesses, operations and prospects of BNSF, on the one hand, and the businesses, operations and prospects of the selected peer companies on the other, no company is exactly the same as BNSF.

Discounted Cash Flow Analysis. Evercore performed a discounted cash flow analysis of BNSF in order to derive implied per share equity reference ranges for BNSF based on the implied present value of projected future cash flows of BNSF. In this analysis, Evercore calculated implied per share equity reference ranges for BNSF under each of the BNSF management 2010 Recovery Case, the BNSF management 2011 Recovery Case, the BNSF management No Recovery Case and the BNSF management Deeper Recession Case based on the sum of the (i) implied present values, using discount rates ranging from 8.0% to 10.0% derived by taking into consideration, among other things, a weighted average cost of capital calculation, of BNSF’s projected unlevered free cash flows for calendar years 2010 through 2014 and (ii) implied present values, using discount rates ranging from 8.0% to 10.0%, of the terminal value of BNSF’s future cash flows beyond calendar year 2014 calculated by applying a range of EBITDA terminal multiples of 6.75x to 8.25x derived from the selected peer companies as described in “Peer Group Trading Analysis” above to BNSF’s calendar year 2014 projected EBITDA. This analysis indicated implied per share equity reference ranges for BNSF common stock of $91.50 to 124.47 under the BNSF management 2010 Recovery Case, $81.53 to $112.12 under the BNSF management 2011 Recovery Case, $54.16 to $76.92 under the BNSF management No Recovery Case, and $46.56 to $67.70 under the BNSF management Deeper Recession Case. Management of BNSF had informed Evercore that the 2011 Recovery Case is the most likely of the forecasts provided to Evercore.

Present Value of Future Stock Price Analysis. Evercore performed a present value of illustrative future stock price analysis of BNSF based on the BNSF management projections provided to Evercore. In this analysis, Evercore calculated future prices per share and equity values of BNSF under each of the BNSF management 2010 Recovery Case, the BNSF management 2011 Recovery Case, the BNSF management No Recovery Case and the BNSF management Deeper Recession Case for calendar years 2010 through 2014 by applying a multiple of 13.5x (representing the mid-point of the range of current stock price as a multiple of estimated 2010 earnings per share for the BNSF group of selected peer companies as described in “Peer Group Trading Analysis” above) to BNSF’s projected earnings per share for each of those years. These illustrative future stock prices were discounted to present value as of December 31, 2009 using discount rates of 10.0% to 12.0%, taking into consideration, among other things, a cost of equity calculation, and were increased to reflect the present value of the future dividend projected to be paid by BNSF. With reference to the median discount rate of 11.0%, this analysis indicated ranges of implied value per share of BNSF common stock of $68.04 to $103.73 under the BNSF management 2010 Recovery Case, $59.54 to $89.41 under the BNSF management 2011 Recovery Case, $50.05 to $58.00 under the BNSF management No Recovery Case, and $40.98 to $51.57 under the BNSF management Deeper Recession Case. Management of BNSF had informed Evercore that the 2011 Recovery Case is the most likely of the forecasts provided to Evercore.

Premiums Paid Analysis. Evercore performed a premiums paid analysis of BNSF in order to derive implied per share equity reference ranges for BNSF based on the premiums paid in selected transactions. In this analysis, using publicly available information, Evercore reviewed the premiums paid in the 20 largest transactions (based on transaction value) involving U.S. corporations that were announced between January 15, 1999 and January 26, 2009, which transactions are listed below:

Acquiror	Target
• Vodafone Group PLC	• AirTouch Communications, Inc.

• AT&T Corporation	• MediaOne Group Inc.

• Qwest Communications International, Inc.	• US WEST Inc.

• Viacom Inc.	• CBS Corporation

• Pfizer Inc.	• Warner-Lambert Co.

• America Online Inc.	• Time Warner, Inc.

• JDS Uniphase Corporation	• SDL Inc.

• Chevron Corporation	• Texaco Inc.

• Pfizer Inc.	• Pharmacia Corporation

• Bank of America Corporation	• FleetBoston Financial Corporation

• JPMorgan Chase & Co.	• Bank One Corporation

• Cingular Wireless LLC	• AT&T Wireless Services Inc.

• Sprint Corporation	• Nextel Communications Inc.

• The Procter & Gamble Company	• The Gillette Company

• Bank of America Corporation	• MBNA Corporation

• AT&T Inc.	• BellSouth Corporation

• The Blackstone Group L.P.	• Equity Office Properties Trust

• InBev NV	• Anheuser-Busch Companies, Inc.

• Roche Holding AG	• Genentech Inc.

• Pfizer Inc.	• Wyeth

Evercore reviewed the premiums paid in the selected transactions referenced above based on the value of the per share consideration received in the relevant transaction relative to the closing stock price of the target company one day, one week and four weeks prior to the announcement date of the transaction.

	Implied Premiums for Selected Transactions
	1 Day	1 Week	4 Weeks
Mean	26%	27%	33%
Median	23%	27%	30%
High	69%	54%	69%
Low	0%	2%	1%
Mean Since 2008	23%	26%	34%

Based on the above analysis, Evercore then applied low and high selected premiums of 20% and 30% derived from the selected transactions to the closing price of BNSF common stock on October 30, 2009, the last trading day prior to the date on which the BNSF Board adopted a resolution approving the merger agreement. This analysis indicated an implied per share equity reference range for BNSF of $90.38 to $97.92.

Precedent Transactions Analysis. Evercore performed an analysis of selected transactions to compare multiples paid in other transactions to the multiples implied in the merger. Evercore identified and analyzed a group of six merger and acquisition transactions that were announced (but not necessarily completed) between 1994 and 1999. Although, in Evercore’s opinion, none of those transactions are by themselves directly comparable to the merger, each could be considered similar to the merger (although not necessarily to each other) in certain limited respects. In assessing the quantitative results of the precedent transactions analysis, Evercore noted and made qualitative judgments concerning the small number of potentially comparable transactions and the differences between the nature and characteristics of the merger and such transactions (specifically, rail network transactions occurring between 1994 and 1999 involving strategic parties and projected to generate substantial synergies). For each of the selected transactions, Evercore calculated enterprise value as a multiple of last twelve months (“LTM”) EBITDA and enterprise value as a multiple of LTM revenue.

The selected transactions are set forth below:

Date Announced	Acquiror	Target
12/20/99	BNSF	Canadian National Railway Company
02/10/98	Canadian National Railway Company	Illinois Central Corporation
04/08/97	CSX Corporation/Norfolk Southern Corporation	Consolidated Rail Corporation
08/03/95	Union Pacific Corporation	Southern Pacific Rail Corporation
03/10/95	Union Pacific Corporation	Chicago & North Western Transportation Company
06/30/94	BNSF	Santa Fe Pacific Corporation

Based on these transactions, Evercore selected a range of implied enterprise value to LTM EBITDA multiples between 7.0x and 10.0x LTM EBITDA, yielding an implied price per share of BNSF common stock that ranged from $74.39 to $117.76. Evercore noted that the implied enterprise value to LTM EBITDA multiple of the merger was 8.8x relative to the range of implied multiples of 6.8x to 12.5x determined with reference to LTM EBITDA and also noted that the implied enterprise value to LTM revenue multiple of the merger was 2.98x relative to the range of implied multiples of 1.73x to 4.29x determined with reference to LTM revenue.

BERKSHIRE FINANCIAL ANALYSIS

Historical Share Price Analysis. Evercore considered historical data with regard to the closing stock prices of Berkshire Class A common stock for the three-month, one-year and five-year periods prior to and including October 30, 2009. During these periods, the closing stock prices of Berkshire Class A common stock ranged from a low of $95,250 to a high of $108,100 per share in the three-month period, a low of $72,400 to a high of $118,400 per share in the one-year period, and a low of $72,400 to a high of $149,200 per share in the five-year period, in each case prior to and including October 30, 2009, the last trading day prior to the date on which the BNSF Board adopted a resolution approving the merger agreement. The foregoing historical share price analysis was presented to the BNSF Board to provide it with background information and perspective with respect to the relative historical share prices of Berkshire Class A common stock.

Research Analyst Price Targets. Evercore analyzed research analyst estimates of potential future value for shares of Berkshire Class A common stock, commonly referred to as “price targets,” based on publicly available equity research published with respect to Berkshire. Evercore observed that two research analyst one-year forward price targets for shares of Berkshire Class A common stock ranged from $96,000 to $133,000 per share, with an average price target of $114,500 per share. Evercore then discounted the price targets twelve months at an assumed discount rate of 11.5%, derived by taking into consideration, among other things, a cost of equity calculation, resulting in a present value range from $86,108 to $119,295 per share.

Book Value Analysis. Using publicly available information, Evercore analyzed the multiple of closing stock price per share to last reported book value per share for Berkshire for each of the seven and one-half year, five-

year, three-year, one-year, six-month, three-month and one-month periods prior to and including October 30, 2009. Evercore then compared the results of such analysis to the multiples derived from the same analysis for the S&P 500. Based on reference to the median of the upper and lower quartiles of the multiple of closing stock price per share to last reported book value per share for Berkshire for each of the seven and one-half year, five-year, three-year, one-year, six-month, three-month and one-month periods prior to and including October 30, 2009, Evercore selected a range of market price to book value per share multiples of 1.3x to 1.7x, yielding an implied price per share of Berkshire Class A common stock that ranged from $95,948 to $125,471 per share. Evercore also selected and applied a discount range of 30% to 45% discount to the S&P 500 market price to book value per share multiple as of October 30, 2009, yielding an implied price per share of Berkshire Class A common stock that ranged from $88,740 to $112,941 per share.

Forward Price Analysis. Using publicly available research estimates and other publicly-available information, Evercore analyzed the multiple of closing stock price to the next fiscal year mean earnings per share estimate for Berkshire Hathaway for each of the seven and one-half year, five-year, three-year, one-year, six-month, three-month and one-month periods prior to and including October 30, 2009. Evercore then compared the results of such analysis to the multiples derived from the same analysis for the S&P 500. Based on reference to the median of the upper and lower quartiles of the multiple of closing stock price per share to the next fiscal year mean earnings per share estimate for Berkshire for each of the seven and one-half year, five-year, three-year, one-year, six-month, three-month and one-month periods prior to and including October 30, 2009, Evercore selected and applied a premium range of 10% to 40% to the S&P 500 closing stock price to next fiscal year mean earnings per share estimate multiple as of October 30, 2009, yielding an implied price per share of Berkshire Class A common stock that ranged from $85,134 to $108,352.

GENERAL

In connection with the review of the merger by the BNSF Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be Evercore’s view of the value of BNSF or Berkshire or their respective common stocks. No company used in the above analyses as a comparison is directly comparable to BNSF or Berkshire, and no transaction used is directly comparable to the transactions contemplated by the merger agreement. Further, in evaluating comparable transactions, Evercore made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of BNSF, Berkshire and Evercore, such as the impact of competition on BNSF and Berkshire and their respective industries generally, industry growth and the absence of any material adverse change in the financial condition of BNSF and Berkshire or in the markets generally.

Evercore prepared these analyses for the purpose of providing an opinion to the BNSF Board as to the fairness, from a financial point of view, of the merger consideration to the holders (other than Berkshire and its affiliates) of the shares of BNSF common stock entitled to receive such merger consideration. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty and are based upon numerous factors, assumptions with respect to industry performance, general business and economic conditions and other matters or events beyond the control of BNSF, Berkshire and Evercore, none of BNSF, Berkshire or Evercore assumes responsibility if future results are materially different from those forecast. The merger consideration to be received by the holders of the shares of BNSF common stock pursuant to the merger agreement was determined through arm’s-length negotiations between BNSF and Berkshire and was approved by the BNSF Board. Evercore did not recommend any specific merger consideration to the BNSF Board or that any given merger consideration constituted the only appropriate merger consideration.

Pursuant to its engagement letter, a fee of $11.5 million becomes payable to Evercore promptly upon consummation of the transaction. Furthermore, BNSF has agreed to reimburse Evercore for its reasonable expenses incurred in connection with the engagement and to indemnify Evercore for certain liabilities arising out of its engagement.

The BNSF Board engaged Evercore as its financial advisor because it is an internationally recognized investment banking and advisory firm that has substantial experience in transactions similar to the merger. Evercore, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, competitive biddings and valuations for corporate, estate and other purposes. In the ordinary course of its business, Evercore and its affiliates may, from time to time, trade in the securities or the indebtedness of BNSF, Berkshire and their affiliates or any currencies or commodities (or derivative thereof) for its own account, the accounts of investment funds and other clients under the management of Evercore and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities, indebtedness, currencies or commodities (or derivative thereof) for any such account. Evercore may provide financial or other services to BNSF or Berkshire in the future and in connection with any such services Evercore may receive compensation.

Interests of BNSF Directors and Executive Officers in the Merger

In considering the recommendation of the BNSF Board that you vote to adopt the merger agreement, you should be aware that aside from their interests as BNSF stockholders, BNSF’s directors and executive officers have interests in the merger that are different from, or in addition to, those of other BNSF stockholders generally. The members of the BNSF Board were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the BNSF stockholders that the merger agreement be adopted.

As described in more detail below, these interests include:

•	vesting and settlement of BNSF restricted stock units held by directors;

•	funding of Mr. Whitacre’s benefits under BNSF’s Directors’ Charitable Award Program;

•	conversion of BNSF stock options held by executive officers and one non-employee director and BNSF restricted stock units held by executive officers into Berkshire equity awards;

•	payment of directors’ benefits under BNSF’s director deferred compensation and retirement plans;

•	settlement of executive officers’ units in BNSF’s Senior Management Stock Deferral Plan;

•	vesting of executive officers’ unvested benefits in BNSF’s supplemental retirement plans;

•	executive officers’ receipt of certain benefits under their change in control agreements if certain terminations of employment occur in connection with the merger;

•	funding of BNSF’s Benefits Protection Trust with respect to certain benefit plans and agreements; and

•	Berkshire’s agreement to indemnify directors and officers against certain claims and liabilities and to continue such indemnification for a period of six years from the effective time of the merger.

The dates used below to quantify these interests have been selected for illustrative purposes only. They do not necessarily reflect the dates on which certain events will occur.

Directors

Equity Awards

Pursuant to their current terms, any unvested BNSF restricted stock units held by non-employee directors will vest upon stockholder adoption of the merger agreement. As described under “The Merger Agreement—Treatment of BNSF Equity Compensation Awards,” the BNSF restricted stock units held by directors will then be converted into restricted stock units with respect to Berkshire Class B common stock. Pursuant to their current terms, they will be settled in shares of Berkshire Class B common stock shortly after the directors cease to serve on the BNSF Board upon completion of the merger. The merger agreement provides that BNSF may amend the BNSF restricted stock units held by non-employee directors so that the BNSF common stock deliverable thereunder will be delivered to the directors up to 30 days prior to completion of the merger, so long as such amendments will not result in adverse tax consequences to BNSF or the directors or increase the number of shares deliverable thereunder. BNSF and Berkshire’s Chairman will consult on whether, in lieu of delivery of such BNSF common stock, BNSF’s obligations will be settled in cash of equivalent value.

Assuming stockholder adoption of the merger agreement occurs on March 1, 2010, 26,528 unvested BNSF restricted stock units held by BNSF’s ten non-employee directors as a group will vest upon such stockholder adoption, and 132,602 BNSF restricted stock units held by BNSF’s ten non-employee directors as a group, or the Berkshire restricted stock units resulting from the conversion of such BNSF restricted stock units, or cash of equivalent value to such BNSF restricted stock units, as applicable, will be settled or paid to directors in connection with the merger.

As described under “The Merger Agreement—Treatment of BNSF Equity Compensation Awards,” BNSF stock options held by one non-employee director (all of which are already fully vested) will be converted into stock options with respect to Berkshire Class B common stock.

Directors’ Charitable Award Program

Under the Directors’ Charitable Award Program established by one of BNSF’s predecessor companies, a $1,000,000 donation to an eligible educational institution designated by Mr. Whitacre will be payable upon his death. Except as to the directors of the predecessor company to which the program applied, the program was discontinued in 1995, and therefore Mr. Whitacre is the only current director who is eligible to participate. Upon stockholder adoption of the merger agreement, BNSF will immediately designate Mr. Whitacre’s recommended educational institution as a beneficiary under the program and place all necessary funds to make the donation into a trust administered by an independent trustee.

Directors’ Deferred Compensation and Retirement Plans

Directors’ benefits in certain director deferred compensation and retirement plans, all of which are fully vested, will become payable in connection with directors’ cessation of services on the BNSF Board upon completion of the merger. The merger will not, however, lead to any increase in the value of such benefits.

Executive Officers

Equity Awards

As described under “The Merger Agreement—Treatment of BNSF Equity Compensation Awards,” BNSF stock options and BNSF restricted stock units held by employees of BNSF, including executive officers, will be converted into stock options and restricted stock units with respect to Berkshire Class B common stock.

The applicable BNSF equity compensation plan provides that if the BNSF Board determines that the resulting Berkshire stock options and Berkshire restricted stock units will not be comparable to the BNSF stock options and BNSF restricted stock units, respectively, all the BNSF stock options and BNSF restricted stock units held by employees will vest upon stockholder adoption of the merger agreement, and the performance goals for any performance-based BNSF restricted stock units will be deemed to be satisfied at target. It is expected that the BNSF Board will determine that the Berkshire stock options and the Berkshire restricted stock units will have terms comparable to the BNSF stock options and the BNSF restricted stock units, so that this provision will not apply.

Certain executive officers have deferred some of their compensation in the form of share units with respect to BNSF common stock in BNSF’s Senior Management Stock Deferral Plan. These units, which are fully vested, will be converted into restricted stock units with respect to Berkshire Class B common stock in the same manner as all other BNSF restricted stock units, as described under “The Merger Agreement—Treatment of BNSF Equity Compensation Awards.” Pursuant to the terms of the Senior Management Stock Deferral Plan, the units will be settled in shares of Berkshire Class B common stock shortly after completion of the merger (or at an earlier time previously elected by the executive officer). Pursuant to the merger agreement, BNSF may amend the Senior Management Stock Deferral Plan so that the BNSF common stock deliverable with respect to units thereunder will be delivered to the executive officers up to 30 days prior to completion of the merger, so long as such amendments will not result in adverse tax consequences to BNSF or the executive officers or increase the number of shares deliverable thereunder. BNSF and Berkshire’s Chairman will consult on whether, in lieu of delivery of such BNSF common stock, BNSF’s obligations will be settled in cash of equivalent value.

The following table sets forth for each of the executive officers the number of units in the Senior Management Stock Deferral Plan that will be settled in the form of BNSF common stock, Berkshire Class B common stock or cash in connection with the merger (assuming that such units are not settled on an earlier date pursuant to existing deferral elections).

Executive Officer	Number of share units in the Senior Management Stock Deferral Plan
Matthew K. Rose	114,213
Thomas N. Hund	14,147

Pursuant to the terms of the applicable BNSF equity compensation plan and change in control agreements entered into with employees at the level of vice president and above, including the executive officers (described below), if an employee’s employment is terminated by BNSF or Berkshire for reasons other than “cause,” or if the employee’s employment is terminated by the employee for “good reason,” in each case in connection with the merger, all stock options and restricted stock units held by the employee will vest, with performance-based awards vesting at target, and the exercise period for vested stock options will be extended to the lesser of five years following termination and the expiration date of the stock option. However, pursuant to a letter executed by Mr. Rose on November 17, 2009, Mr. Rose waived his rights to accelerated vesting under the equity compensation plan and his change in control agreement in connection with the merger.

Under the applicable BNSF equity compensation plan, “good reason” means (i) a relocation of the employee’s work location by more than 50 miles, (ii) a reduction in the employee’s base salary by more than 15% or (iii) a reduction in the aggregate value of the employee’s annual salary, bonus opportunity and long-term incentive compensation by more than 15% (other than broad-based reductions in compensation).

Under the change in control agreements, “good reason” means (i) the assignment to the employee of duties with a level of responsibility materially inconsistent with the position that the employee held immediately prior to stockholder adoption of the merger agreement, or a significant adverse alteration in the status of the employee’s responsibilities from those in effect immediately prior to stockholder approval of the merger, (ii) a material reduction in the employee’s base salary, excluding across-the-board salary reductions similarly affecting all management employees, (iii) a relocation of the employee’s work location by more than 50 miles, (iv) the failure of BNSF to pay the employee any material portion of his or her compensation within seven days after the date such compensation is due, (v) the failure of BNSF to continue any material compensation or benefit plan, unless an equitable arrangement has been made with respect to such plan, or the failure by BNSF to continue the employee’s participation in any such plan on a basis not materially less favorable than the basis of his or her participation at the time of stockholder adoption of the merger agreement, (vi) the failure of BNSF to obtain an agreement from any successor company to assume and agree to comply with the change in control agreement or (vii) any purported termination of the employee’s employment by BNSF that is not effected in material compliance with the notice provisions of the change in control agreement. Good reason will exist under the equity compensation plan and the change in control agreements only if BNSF has not corrected the applicable circumstances after being given notice of them by the employee.

Assuming stockholder adoption of the merger agreement occurs on March 1, 2010 and the executive officer experiences a simultaneous qualifying termination of employment by BNSF, the following table sets forth for each of the executive officers (other than Mr. Rose, who has waived his right to accelerated vesting, as described above) the number of unvested BNSF stock options and BNSF restricted stock units that would vest under his or her change in control agreement. Depending on when stockholder adoption of the merger agreement occurs, certain BNSF stock options and BNSF restricted stock units shown as unvested in the table below may become vested in accordance with their terms without regard to the merger.

Executive Officer	Number of Unvested BNSF Stock Options	Number of Unvested BNSF Restricted Stock Units
Carl R. Ice	126,636	46,140
Thomas N. Hund	109,236	39,730
John P. Lanigan, Jr.	119,373	43,540
Roger Nober	74,473	36,730
Peter J. Rickershauser(1)	19,349	7,060
Linda Longo-Kazanova	23,676	13,790

(1)	Mr. Rickershauser has given BNSF notice of his intention to retire in mid-2010.

Retirement Plans

Upon stockholder adoption of the merger agreement, all unvested benefits of executive officers in BNSF’s Supplemental Retirement Plan and Supplemental Investment and Retirement Plan will vest. The following table shows the unvested benefits of the executive officers in the Supplemental Retirement Plan as of March 1, 2010, and the Supplemental Investment and Retirement Plan as of December 17, 2009, that will vest upon stockholder adoption of the merger agreement, assuming such stockholder adoption occurs on March 1, 2010. Any additional unvested amounts contributed to the plans prior to such stockholder adoption will also vest upon such stockholder adoption. Depending on when stockholder adoption occurs, certain of the amounts shown as unvested in the table below may become vested in accordance with their terms without regard to the merger.

Executive Officer	Supplemental Retirement Plan Benefits	Supplemental Investment and Retirement Plan Benefits
Roger Nober	$318,751	$8,226
Linda Longo-Kazanova	$195,741	$6,151

Change in Control Agreements

BNSF has entered into individual change in control agreements with employees at the level of vice president and above, including all executive officers, that provide for certain payments and benefits upon a termination of employment by BNSF without cause or by the employee for good reason (defined as described above) any time within the 24 months following stockholder adoption of the merger agreement (or on or prior to the 12-month anniversary of the completion of the merger, if later) or during the 60 days prior to stockholder adoption of the merger agreement. Mr. Rose has waived his right to receive the payments and benefits provided for in his change in control agreement in connection with the merger.

The change in control agreements for the executive officers provide for the following payments and benefits upon a qualifying termination:

•	a pro-rata bonus based on the employee’s target annual incentive opportunity for the year of termination;

•

a lump-sum cash payment equal to two times (or one-and-a-half times for Linda Longo-Kazanova and Peter J. Rickershauser) the sum of (i) the employee’s then-current annual base salary (or, if higher, his or her highest consecutive 12 months’ salary over the prior 24-month period, or his or her annual salary in effect immediately prior to stockholder adoption of the merger agreement) and (ii) the employee’s target annual incentive opportunity for the year of termination;

•	a lump-sum cash payment equal to an additional 0.5 times the sum described in the previous bullet, in consideration for the employee’s compliance with the post-employment covenants described below;

•	continuation of company-paid medical, dental and other insurance benefits for up to 24 months;

•	the equity award vesting and extension of the exercise period for vested stock options described above;

•

eligibility for retiree medical benefits and retiree life insurance coverage under the applicable BNSF plans if the employee would have been eligible for such benefits pursuant to BNSF’s severance plan if the employee had not been covered by the change in control agreement;

•	reimbursement for outplacement services;

•	reimbursement for legal fees and expenses relating to any claims under the agreement that result from termination of employment, should the claims be successful; and

•

payment of a gross-up to make the employee whole for any excise tax imposed as a result of Section 280G of the Code (except that if the total payments do not exceed 110% (105% in the first three years of employment) of the maximum amount that would result in no excise tax, and therefore no gross-up, being payable, the payments will be reduced to such maximum amount).

Pursuant to the change in control agreements, an employee will not be entitled to the benefits listed above unless the employee executes a release of claims in favor of BNSF.

If BNSF terminates an employee’s employment without cause, or an employee terminates his or her employment for good reason, under the change in control agreement, then, for the 12-month period following the termination, the employee will be subject to non-competition and non-solicitation covenants that prevent the employee from competing with BNSF and soliciting or hiring any employee of BNSF without BNSF’s consent. If the employee breaches these covenants, all severance payments will cease and BNSF may, in its discretion, require the employee to repay any severance payments already received.

Based on compensation and benefit levels as of December 17, 2009, and assuming stockholder adoption of the merger agreement occurs on March 1, 2010 and that the executive officer experiences a simultaneous qualifying termination of employment, the executive officers (other than Mr. Rose, who has waived his change in control payments and benefits, as described above) will be entitled to receive the following cash severance payments and other benefits under their change in control agreements (excluding the value of unvested equity awards, which are described above, and any legal fees and expenses that may become payable).

Executive Officer	Cash Severance (including pro rata bonus)	Cash Non-compete Payment	Continuation of Health and Welfare Benefits(1)	Extension of Eligibility for Retiree Welfare Benefits	Outplacement Services	280G Tax Gross-Up(2)	Total
Carl R. Ice	$2,151,901	$519,400	$54,859	$168,669	$20,000	$0	$2,914,829
Thomas N. Hund	$1,957,997	$472,650	$54,859	$0	$20,000	$0	$2,505,506
John P. Lanigan, Jr.	$2,071,671	$500,000	$54,859	$2,076	$20,000	$0	$2,648,606
Roger Nober	$1,450,205	$351,250	$53,279	$0	$20,000	$1,938,059	$3,812,793
Peter J. Rickershauser	$605,061	$195,550	$44,346	$0	$20,000	$0	$864,957
Linda Longo-Kazanoya	$693,771	$223,750	$44,843	$0	$20,000	$628,769	$1,611,133

(1)	The amounts shown in this column represent an estimate of the present value of the cost to BNSF of providing the benefits, considering the applicable COBRA premiums for medical and dental benefits and premiums for life insurance and long-term disability benefits. Medical and dental costs are based on the medical plan option with the greatest premium, not on actual individual employee plan elections.

(2)	BNSF determined the amount of the excise tax payment by multiplying by 20% the “excess parachute payments” that would arise in connection with the merger. The excess parachute payments were determined in accordance with the provisions of Section 280G of the Code. BNSF utilized the following key assumptions to determine the executive officers’ tax gross-up payments:

•	a statutory federal income tax rate of 35% and a Medicare tax rate of 1.45%;

•

each executive officer’s Section 280G “base amount” was determined based on average W-2 compensation for the period from 2005 through 2009 (or the period of the executive’s employment with BNSF, if shorter); and

•	the interest rate assumption was 120% of the applicable Federal rate as of December 2009.

Mr. Rose’s Retirement Benefit Agreement

Mr. Rose’s retirement benefit agreement provides for certain additional service credit for purposes of computing his supplemental retirement benefits in the event of a termination of his employment for any reason within certain time periods following a change in control. Mr. Rose has waived his right to receive this additional service credit in connection with the merger.

Benefits Protection Trust

Upon stockholder adoption of the merger agreement, unless the BNSF Board decides that a change in control has not occurred for purposes of BNSF’s Benefits Protection Trust, BNSF is required to deposit in the trust an amount equal to the value of participants’ accrued benefits under certain BNSF plans, including the Senior Management Stock Deferral Plan, the Supplemental Retirement Plan, the Supplemental Investment and Retirement Plan, Mr. Rose’s retirement benefit agreement, the change in control agreements, BNSF’s deferred compensation plans (including those for directors) and BNSF’s Directors’ Retirement Plan. For the two years following stockholder adoption of the merger agreement, BNSF must ensure that the trust is funded sufficiently to pay benefits under such plans and agreements.

Indemnification

Under the merger agreement, Berkshire has agreed to indemnify, defend and hold harmless the current and former directors and officers of BNSF and any of its subsidiaries against certain losses, claims and liabilities arising from the fact that such person is or was a director or officer of BNSF or any of its subsidiaries and in respect of acts or omissions which occurred at or prior to the effective time of the merger, as well as against losses, claims and liabilities based on, or arising out of or pertaining to, in whole or in part, the merger agreement or the transactions contemplated by it.

Notwithstanding the foregoing, such indemnification will not apply to any claims against an indemnified party if (i) a judgment or other final adjudication established that the indemnified party’s acts or omissions were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so deliberated or (ii) which arise out of, are based upon or are attributable to the gaining of any financial profit or other advantage to which such indemnified person is not legally entitled.

In addition, Berkshire has agreed to continue in full force and effect, for a period of not less than six years from the effective time of the merger, all rights to indemnification, as of the date of execution of the merger agreement, in favor of the directors, officers and fiduciaries of BNSF and its subsidiaries, with respect to their activities prior to the effective time of the merger, as provided in their respective certificates of incorporation, bylaws or comparable documents.

Regulatory Approvals Required for the Merger

The following is a summary of the material regulatory requirements for completion of the merger. There can be no guarantee if and when any of the consents or approvals required for the merger will be obtained or as to the conditions that such consents and approvals may contain. For further information, please read the section titled “Risk Factors” beginning on page 26.

The merger is subject to the requirements of the HSR Act and the rules promulgated by the FTC, which prevent transactions such as the merger from being completed until (i) certain information and materials are furnished to DOJ and the FTC and (ii) the applicable waiting period is terminated or expires. On November 25, 2009, BNSF and Berkshire filed the requisite notification and report forms under the HSR Act. On December 4, 2009, the FTC granted early termination of the waiting period.

Notwithstanding the foregoing, at any time before or after the completion of the merger, the DOJ, the FTC or any state may still challenge the merger on antitrust grounds. Accordingly, at any time before or after the completion of the merger, any of the DOJ, the FTC or any state may take action under the antitrust laws as it deems necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the merger, permitting completion subject to regulatory concessions or conditions or seeking divestiture of the businesses acquired as a result of the merger. Private parties and non-U.S. governmental authorities may also institute legal actions under the antitrust laws under some circumstances. There can be no assurance that a challenge to the merger under the antitrust laws will not be made, or, if such a challenge is made, that it will not succeed.

Under the merger agreement, consummation of the merger is also conditional upon the receipt of certain approvals from the FCC with respect to the transfer of control of certain types of licenses and other authorizations issued by the FCC. BNSF made the necessary filings with the FCC on December 8, 2009. There can be no assurance that the requisite FCC approvals will be obtained on a timely basis or at all.

Berkshire and BNSF also intend to make all required filings under the Securities Act and the Exchange Act relating to the merger and obtain all other approvals and consents which may be necessary to give effect to the merger.

Appraisal Rights

Appraisal rights generally are statutory rights that, if applicable under law, enable stockholders to decline to accept the consideration payable in an extraordinary transaction, such as a merger, and instead to demand that the company pay in cash the fair value for their shares as determined by a court in a judicial proceeding.

Under Delaware law, appraisal rights are only available if, among other things, stockholders are required to accept cash for their shares (other than cash in lieu of fractional shares). Therefore, with respect to any shares of BNSF common stock for which you did not elect to receive cash merger consideration, but would be required under the merger agreement to receive cash merger consideration (other than cash in lieu of fractional shares of Berkshire Class B common stock), you may have the right, if you do not vote in favor of the merger agreement, in lieu of receiving the cash merger consideration for those shares, to obtain payment in cash for the “fair value” of those shares as determined by the Court. Pursuant to Section 262 of the General Corporation Law of the State of Delaware (“Section 262”), BNSF stockholders who do not vote in favor of the merger and who comply with the applicable requirements of Section 262 will have the right to seek appraisal of the fair value of such shares as determined by the Court if the merger is completed. The appraised value will not include any value arising from the accomplishment or expectation of the merger, but will include interest on such appraised value from the effective date of the merger until the date such appraised value is paid, calculated at 5% over the Federal Reserve discount rate during such period, unless the Court determines otherwise for good cause shown. It is possible that the fair value as determined by the Court may be more or less than, or the same as, the merger consideration. BNSF reserves the right to take the position that appraisal may only be sought with respect to shares described in the first sentence of this paragraph, and may not be exercised with respect to any shares as to which cash was elected or stock was received.

BNSF stockholders electing to exercise appraisal rights must comply with the strict procedures set forth in Section 262 in order to demand and perfect their rights. SINCE THE FINAL ALLOCATION OF CASH AND STOCK MERGER CONSIDERATION WILL NOT BE DETERMINED UNTIL THE CLOSING OF THE MERGER, ANY STOCKHOLDER WISHING TO PRESERVE THEIR RIGHTS TO APPRAISAL MUST MAKE A DEMAND FOR APPRAISAL NOW AS DESCRIBED BELOW.

The following is intended as a brief summary of the material provisions of Section 262 required to be followed by dissenting BNSF stockholders wishing to demand and perfect their appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is subject to and qualified in its entirety by reference to Section 262, the full text of which appears in Annex B to this proxy statement/prospectus.

Under Section 262, BNSF is required to notify stockholders not less than 20 days before the special meeting to vote on the merger that appraisal rights will be available. A copy of Section 262 must be included with that notice.

THIS PROXY STATEMENT/PROSPECTUS CONSTITUTES BNSF’S NOTICE TO ITS STOCKHOLDERS OF THE AVAILABILITY OF APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER UNDER SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE.

If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 set forth in Annex B to this proxy statement/prospectus and consult your legal advisor. If you fail to timely and properly comply with the requirements of Section 262, your appraisal rights may be lost.

If you elect to demand appraisal of your shares of BNSF common stock, you must satisfy each of the following conditions:

•

You must deliver to BNSF a written demand for appraisal of your shares before the vote is taken on the merger agreement at the special meeting. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the merger. Voting against or failing to vote for the merger does not by itself constitute a demand for appraisal under Section 262.

•

You must not vote in favor of the merger. An executed proxy that is submitted but does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement. A vote in favor of the merger, by proxy or in person, will constitute a waiver of your appraisal rights in respect of the shares so voted and will nullify any previously filed written demands for appraisal.

•	You must continuously hold your shares of BNSF common stock from the date you make your demand for appraisal rights through the effective time of the merger.

If you fail to comply with any of these conditions and the merger is completed, you will lose your appraisal rights with respect to your shares of BNSF common stock. Only a holder of record of shares of BNSF common stock, or a person duly authorized and explicitly purporting to act on that stockholder’s behalf, is entitled to assert appraisal rights for the shares of common stock registered in that stockholder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder’s name appears on their stock certificates, and must state that such person intends thereby to demand appraisal of their shares of BNSF common stock in connection with the proposed merger. Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to BNSF. The beneficial owner must, in such cases, have the registered stockholder submit the required demand in respect of those shares.

If the shares of BNSF common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares of BNSF common stock are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. Stockholders who hold their shares of BNSF common stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

All demands for appraisal should be made in writing and addressed to:

Burlington Northern Santa Fe Corporation

2650 Lou Menk Drive

Fort Worth, Texas 76131

Attention: Corporate Secretary

and must be executed by, or on behalf of, the record holder of the shares of BNSF common stock. The written demand must identify the BNSF stockholder and state that the stockholder intends to demand appraisal of the shares of BNSF common stock held by the stockholder. If your shares of BNSF common stock are held through a bank, broker or other nominee and you wish to demand appraisal rights, you must act promptly to instruct the applicable bank, broker or other nominee to follow the steps summarized in this section.

Within 10 days after the effective time of the merger, the entity surviving the merger must give written notice that the merger has been completed to each BNSF stockholder who has properly sent a written demand for appraisal and who did not vote in favor of the merger.

Within 120 days after the effective time of the merger, either the surviving entity or any stockholder who has complied with the requirements of Section 262 may commence an appraisal proceeding by filing a petition with the Court demanding a determination of the value of the shares held by all stockholders entitled to appraisal rights. The entity surviving the merger has no obligation to file such a petition. A person who is the beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal with the Court. If a petition is not filed within such 120-day period, all appraisal rights relating to shares of BNSF common stock will terminate.

At any time within 60 days after the effective time of the merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw the demand for appraisal made by the stockholder by delivering to the surviving entity a written withdrawal of the demand for appraisal. BNSF stockholders who withdraw their demand or otherwise fail to perfect or lose their appraisal rights will be entitled to receive in respect of their shares the merger consideration that was payable in respect of shares for which no election to receive cash or stock was made, without any interest thereon, as specified by the merger agreement. Any attempt to withdraw an appraisal demand more than 60 days after the effective time of the merger will require the written approval of the surviving entity. No appraisal proceeding in the Court will be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw a demand for appraisal and accept the merger consideration offered pursuant to the merger agreement within 60 days after the effective date of the merger. If the surviving entity does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder’s right to appraisal in accordance with the proviso in the immediately preceding sentence, if the Court does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the merger agreement. Within 120 days after the effective time of the merger, any stockholder who has complied with Section 262 will be entitled, upon written request, to receive from the surviving entity a statement setting forth the aggregate number of shares of BNSF common stock with respect to which demands for appraisal have been received. The statement must be mailed within ten days after a written request therefor has been received by the surviving entity or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

If a dissenting stockholder duly files a petition for appraisal with the Court and the petition is served on the surviving entity, then the surviving entity must file with the Court within 20 days after being served such petition a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached. After giving notice of the time and place fixed for hearing of such petition, the Court is empowered to conduct a hearing upon the petition to determine those stockholders who have complied with the requirements of Section 262 and who are entitled to appraisal rights.

The Court may require stockholders who have demanded payment of the fair value of their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. After determination of the stockholders entitled to appraisal rights, an appraisal proceeding shall be conducted in accordance with the rules of the Court, including any rules specifically governing appraisal proceedings, and the Court will determine the fair value of the shares of BNSF common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Once the fair value is determined by the Court, the surviving entity will pay all dissenting stockholders the appraised value of their shares, together with interest accrued thereon during the pendency of the proceeding, upon surrender by such holders of the certificates representing such shares.

In determining fair value, the Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the target corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares and that an investment banking opinion as to fairness from a financial point of view is not necessarily an opinion as to fair value under Section 262. Although BNSF believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither Berkshire nor BNSF anticipate offering more than the applicable merger consideration to any stockholder of BNSF exercising appraisal rights, and reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of BNSF common stock is less than the applicable merger consideration. The Delaware courts have stated

that the methods which are generally considered acceptable in the financial community and otherwise admissible in court may be considered in the appraisal proceedings. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court and charged to the parties as the Court deems equitable under the circumstances. Upon application of any dissenting stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all shares entitled to appraisal.

If any stockholder who demands appraisal of shares of BNSF common stock under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s shares of BNSF common stock will be deemed to have been converted at the effective date of the merger into the right to receive the merger consideration pursuant to the merger agreement. A stockholder will fail to perfect, or effectively lose, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the merger. In addition, as indicated above, a stockholder may withdraw a demand for appraisal in accordance with Section 262 and accept the merger consideration offered pursuant to the merger agreement.

Any stockholder who has demanded appraisal rights will not, after the effective time of the merger, be entitled to vote the stockholder’s shares for any purpose or to receive payments of dividends or any other distribution with respect to such shares (other than with respect to payment as of a record date prior to the effective time of the merger).

In view of the complexity of Section 262, BNSF stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors. Failure to take any required step in connection with exercising appraisal rights may result in the termination or waiver of such rights.

NYSE Listing of Berkshire Class A and Class B Common Stock

Shares of Berkshire Class A and Class B common stock are quoted on the NYSE under the stock symbols “BRK.A” and “BRK.B,” respectively. It is a condition to completion of the merger that the shares of Class A and Class B common stock to be issued by Berkshire to BNSF stockholders in connection with the merger be approved for listing on the NYSE, subject to official notice of issuance. Berkshire has agreed to use its best efforts to cause such shares to be listed on the NYSE and expects to obtain the NYSE’s approval to list such shares prior to completion of the merger, subject to official notice of issuance.

Delisting and Deregistration of BNSF Common Stock

Shares of BNSF common stock currently trade on the NYSE under the stock symbol “BNI.” Upon completion of the merger, all shares of BNSF common stock will cease to be listed for trading on the NYSE and will be deregistered under the Exchange Act.

Litigation

Purported class action lawsuits have been filed by alleged BNSF stockholders challenging the proposed transaction and naming as defendants BNSF and the BNSF Board and, in certain instances, Berkshire and Merger Sub. To date, such stockholder actions have been filed in Tarrant County, Texas, Dallas County, Texas, and the Delaware Chancery Court.

The Tarrant County, Texas actions have been consolidated as In re Burlington Northern Santa Fe Corporation Shareholder Class Action Litigation, Cause No. 348-241465-09. The Dallas County actions were consolidated under the action styled Employees Retirement System of the City of New Orleans v. Burlington Northern Santa Fe Corporation, et al, Cause No. 09-14950 and have been abated. Plaintiffs in the Dallas County actions have taken steps seeking to refile or transfer the actions to Tarrant County.

The Delaware actions have been consolidated as In re Burlington Northern Santa Fe Shareholders Litigation, C.A. No. 5043-VCL. Plaintiffs in the Delaware actions have filed a consolidated amended complaint, and have requested expedited discovery and proceedings relating to an application for a preliminary injunction, which has not yet been filed. Plaintiffs’ application for a preliminary injunction, if one is filed, is scheduled to be heard in the Delaware Chancery Court on February 3, 2010.

The stockholder actions variously allege that BNSF’s directors have breached their fiduciary duties based on allegations that (i) the consideration being offered is unfair and inadequate, (ii) BNSF’s directors did not adequately seek to maximize stockholder value through open bidding or market check mechanisms, (iii) the “no shop” clause and termination fee are onerous devices designed to discourage a superior offer, (iv) BNSF’s earnings forecasts were manipulated to drive its stock price down and thus make the proposed transaction appear more favorable to stockholders than it truly is, and/or (v) BNSF’s disclosures relating to the proposed transaction have been, or will be, inadequate and materially misleading. Certain of the stockholder actions also allege that Berkshire aided and abetted the alleged breaches by BNSF’s directors. The stockholder actions seek various remedies, including enjoining the transaction from being consummated in accordance with the agreed-upon terms. The defendants intend to defend against these and any additional future claims.

THE MERGER AGREEMENT

This section of the proxy statement/prospectus describes the material provisions of the merger agreement but does not purport to describe all of the terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated into this proxy statement/prospectus by reference. Berkshire and BNSF urge you to read the full text of the merger agreement because it is the legal document that governs the merger. The merger agreement is not intended to provide you with any other factual information about Berkshire or BNSF. In particular, the assertions embodied in the representations and warranties contained in the merger agreement (and summarized below) are qualified by disclosures made by the parties to each other in connection with the signing of the merger agreement, that modify, qualify and create exceptions to the representations and warranties set forth in the merger agreement. Moreover, certain representations and warranties in the merger agreement were used for the purpose of allocating risk between Berkshire and BNSF rather than establishing matters as facts and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. Accordingly, you should not rely on the representations and warranties in the merger agreement (or the summaries contained herein) as characterizations of the actual state of facts about Berkshire or BNSF. The representations and warranties in the merger agreement and the description of them in this document should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings that each of Berkshire and BNSF file with the SEC. Please see the section titled “Where To Find More Information” beginning on page 118 of this proxy statement/prospectus.

The Merger

The merger agreement provides for the merger of BNSF with and into Merger Sub upon the terms, and subject to the conditions, of the merger agreement. As the surviving entity, Merger Sub will survive the merger and continue to exist as an indirect wholly owned subsidiary of Berkshire. Upon consummation of the merger, Merger Sub will change its name to “Burlington Northern Santa Fe, LLC.” The merger will be effective at the time the certificate of merger is filed with the Secretary of State of the State of Delaware (or at a later time, if agreed upon by the parties and specified in the certificate of merger filed with the Secretary of State of the State of Delaware). Each of BNSF and Berkshire expects to complete the merger as promptly as practicable after BNSF stockholders adopt the merger agreement, subject to the satisfaction or waiver of the other conditions to completion of the merger.

Merger Consideration

In the merger, each share of BNSF common stock (other than certain restricted shares, shares owned by Berkshire, BNSF or any of their respective subsidiaries, or shares in respect of which appraisal rights have been properly exercised and not withdrawn) will be converted into the right to receive, at the election of the stockholder (subject to the proration and reallocation procedures described below), either (i) $100.00 in cash, without interest, or (ii) a portion of a share of Berkshire Class A common stock equal to the exchange ratio, which is calculated by dividing $100.00 by the average of the daily volume-weighted average trading prices per share of Berkshire Class A common stock over the ten trading day period ending on the second full trading day prior to completion of the merger (the “Class A average trading value”); provided, however, that if the Class A average trading value is above or below the “collar” (as described below), then the exchange ratio will be fixed at 0.000802233 or 0.001253489, as the case may be.

If the application of the exchange ratio to all shares in respect of which a stockholder has elected to receive stock would cause such stockholder to receive a fraction of a share of Berkshire Class A common stock, such stockholder will instead receive a number of shares of Berkshire Class B common stock equal in value to such fractional share of Berkshire Class A common stock. If after applying the foregoing calculation, the stockholder would receive a fraction of a share of Berkshire Class B common stock, the stockholder will instead receive cash with a value equal to the value of such fractional share of Berkshire Class B common stock.

The stock component of the merger consideration is subject to a collar, whereby if the Class A average trading value is equal to or between $79,777.34 and $124,652.09 (the “collar”), then the exchange ratio will “float” so as to ensure that the aggregate value of Berkshire common stock received in exchange for each share of BNSF common stock, as calculated based on the Class A average trading value and the average of the daily volume-weighted average trading prices per share of Berkshire Class B common stock over the ten trading day period ending on the second full trading day prior to completion of the merger (the “Class B average trading value”), is fixed at $100.00 per share of BNSF common stock. If the Class A average trading value is less than $79,777.34 or more than $124,652.09, then the exchange ratio will be fixed at 0.001253489 or 0.000802233, as the case may be. Accordingly, if the Class A average trading value is less than the low end of the collar, then the value of the stock portion of the merger consideration to be paid per share of BNSF common stock, as calculated based on the Class A average trading value and the Class B average trading value, will be less than the cash portion of such consideration. Conversely, if the Class A average trading value is greater than the high end of the collar, then the value of the stock portion of the merger consideration to be paid per share of BNSF common stock, as calculated based on the Class A average trading value and the Class B average trading value, will be greater than the cash portion of such consideration.

By way of example, if the Class A average trading value is $75,000, then the exchange ratio will be fixed at 0.001253489 and stockholders will receive, for each share of BNSF common stock that is exchanged for Berkshire common stock, Berkshire common stock valued, based on the Class A average trading value and the Class B average trading value, at approximately $94.01 (0.001253489 x $75,000), which is less than the $100.00 per share received for shares that are exchanged for cash. Alternatively, if the Class A average trading value is $130,000, then the exchange ratio will be fixed at 0.000802233 and stockholders will receive, for each share of BNSF common stock that is exchanged for Berkshire common stock, Berkshire common stock valued, based on the Class A average trading value and the Class B average trading value, at approximately $104.29 (0.000802233 x $130,000), which is more than the $100.00 per share received for shares that are exchanged for cash.

Approximately 60% of the total merger consideration payable by Berkshire to BNSF stockholders will be in the form of cash and approximately 40% will be in the form of Berkshire common stock. This 60/40 cash-stock split is designed to comply with IRS guidelines for continuity of interest in a tax-free reorganization. For further information, please read the section titled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 92. The cash and stock elections that BNSF stockholders make with respect to their shares may be subject to proration and reallocation to achieve as closely as practicable this 60/40 cash-stock split. Accordingly, depending on the elections made by other BNSF stockholders, BNSF stockholders who elect to receive all cash for their shares in the merger may receive a portion of their consideration in Berkshire common stock, and BNSF stockholders who elect to receive all Berkshire common stock for their shares in the merger may receive a portion of their consideration in cash. BNSF stockholders who elect to receive a combination of cash and Berkshire common stock for their shares in the merger may receive cash and Berkshire common stock in a proportion different from that which they elected. The merger agreement also provides for the allocation of BNSF shares owned by stockholders who fail to make an election. If the Class A average trading value is within the collar, then any BNSF stockholder who has not made an election will be treated as having elected to receive cash or stock as necessary in order to achieve as closely as practicable the 60/40 cash-stock split. If the Class A average trading value is less than the lower end of the collar, then any BNSF stockholder who has not made an election will be deemed to have made an election to receive cash. If the Class A average trading value is above the upper end of the collar, then any BNSF stockholder who has not made an election will be deemed to have made an election to receive stock.

Berkshire expects to fund the cash component of the merger consideration (approximately $15.8 billion based on shares of BNSF common stock outstanding as of November 11, 2009) with a combination of internally generated funds (approximately 50%) and newly borrowed funds (approximately 50%).

Internally generated funds are expected to be derived primarily from cash and cash equivalents currently held in Berkshire’s insurance and other businesses. Berkshire currently expects that the amounts borrowed in connection with the payment of the cash portion of the merger consideration will be through notes issued in the public capital markets with maturities of up to three years. In addition, Berkshire has obtained commitments from commercial banking sources to provide the funding necessary to pay the cash portion of the merger consideration in the event that Berkshire’s access to the public debt markets is restricted or if Berkshire determines that the interest rates related to financing in the public debt markets debt are uneconomical.

Stockholder Elections

Not less than thirty days prior to the anticipated effective time of the merger, an election form will be mailed to each holder of record of shares of BNSF common stock as of five business days prior to the mailing date. Each election form will permit that stockholder (or the beneficial owner through customary documentation and instructions) to specify the number of shares of BNSF common stock with respect to which such holder elects to receive stock consideration, the number of shares of BNSF common stock with respect to which such holder elects to receive cash consideration or that such holder makes no election with respect to such holder’s shares of BNSF common stock.

Election forms must be received by the exchange agent (as described below) no later than 5:00 p.m., New York time, on the second business day prior to the effective time of the merger (the “election deadline”). Berkshire will publicly announce the anticipated election deadline at least five business days prior to the anticipated effective time. If you are a participant in any of BNSF’s 401(k) plans, however, you may be required to return the form so that it is received prior to this date. The plan trustee or administrator will contact you by a separate communication and provide you with additional details with respect to your election deadline. If you hold your shares through a bank, broker or other nominee, you should follow the instructions provided by such bank, broker or other nominee to ensure that your election instructions are timely returned. Any shares of BNSF common stock with respect to which the exchange agent does not receive a properly completed election form prior to the election deadline will be deemed not to have made an election. Any election form may be revoked or changed by written notice to the exchange agent, which notice must be received by the exchange agent prior to the election deadline. In the event that an election form is revoked, the shares of BNSF common stock represented by such election form will be treated as shares in respect of which no election has been made, except to the extent a subsequent election is properly made by the stockholder prior to the election deadline. Subject to the terms of the merger agreement and the election form, the exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of the exchange agent regarding such matters will be binding and conclusive.

Payment of the Merger Consideration

Berkshire will appoint an exchange agent reasonably acceptable to BNSF to handle the consideration elections made by BNSF stockholders and to make payment of the merger consideration as contemplated by the merger agreement. When and as needed, Berkshire will cause to be deposited in trust with the exchange agent the funds and shares sufficient to pay the merger consideration to BNSF stockholders on a timely basis.

After the effective time of the merger, there will be no further registration of transfers of shares of BNSF common stock. From and after the effective time, each holder of a certificate representing shares of BNSF common stock will no longer have any rights with respect to the shares, except for the right to receive the merger consideration or as otherwise provided in the merger agreement or by applicable laws. Each share of BNSF common stock owned by Berkshire, BNSF or their respective direct or indirect wholly owned subsidiaries at the time of the merger will be canceled without any payment.

As soon as reasonably practicable after the effective time of the merger, but in no event more than five business days following the effective time, Berkshire or the exchange agent will send you a letter of transmittal and instructions advising you how to surrender your certificates in exchange for the merger consideration. The exchange agent will pay you your merger consideration as promptly as practicable after you have (1) surrendered your stock certificates to the exchange agent and (2) provided to the exchange agent your signed letter of transmittal and any other items specified by the letter of transmittal. Interest will not be paid or accrue in respect of any of the merger consideration, and the amount of any merger consideration paid to you may be reduced by the amount of any applicable withholding taxes. YOU SHOULD NOT FORWARD YOUR STOCK CERTIFICATES TO THE EXCHANGE AGENT WITHOUT A LETTER OF TRANSMITTAL, AND YOU SHOULD NOT RETURN YOUR STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

If the exchange agent is to pay some or all of your merger consideration to a person other than you, you must have your certificates properly endorsed or otherwise in proper form for transfer, and you must pay any transfer or other taxes payable by reason of the transfer or establish to the exchange agent’s satisfaction that the taxes have been paid or are not required to be paid.

The transmittal instructions will tell you what to do if you have lost your certificate, or if it has been stolen or destroyed. You will have to provide an affidavit to that fact and, if required by Berkshire, post a bond in such reasonable amount that Berkshire directs as indemnity against any claim that may be made against it in respect of the certificate, upon which the exchange agent will issue the merger consideration to be paid in respect of the shares represented by such lost, stolen or destroyed certificates.

Treatment of BNSF Equity Compensation Awards

Upon completion of the merger, each outstanding stock option to acquire shares of BNSF common stock will be converted into an option to acquire, on the same terms and conditions as were applicable under such BNSF stock option, the number of shares of Berkshire Class B common stock equal to the product of the number of shares of BNSF common stock issuable upon exercise of such BNSF stock option and the “option exchange ratio,” rounded down to the nearest whole number of shares of Berkshire Class B common stock. The “option exchange ratio” means the quotient obtained by dividing the average of the daily volume-weighted average trading prices per share of BNSF common stock over the ten trading day period ending on the second full trading day prior to completion of the merger by the average of the daily volume-weighted average trading prices per share of Berkshire Class B common stock over such period. The terms of each resulting Berkshire stock option will provide for an appropriate payment, upon exercise, of cash in lieu of any fractional share of Berkshire Class B common stock lost due to rounding. The per share exercise price of each resulting Berkshire stock option will be equal to the per share exercise price for the shares of BNSF common stock otherwise purchasable pursuant to the corresponding BNSF stock option divided by the option exchange ratio, rounded up to the nearest whole cent. Any stock options that are deliverable in connection with the exercise of any resulting Berkshire stock option that has a reload feature will be adjusted in a manner consistent with the foregoing.

Upon completion of the merger, each outstanding restricted stock unit with respect to BNSF common stock will be converted into a restricted stock unit with respect to, and on the same terms and conditions as were applicable under such BNSF restricted stock unit, the number of shares of Berkshire Class B common stock equal to the product of the number of shares of BNSF common stock issuable with respect to such BNSF restricted stock unit (including any shares of “performance stock” issuable with respect to such BNSF restricted stock unit) and the option exchange ratio, rounded down to the nearest whole number of shares of Berkshire Class B common stock. The terms of each resulting Berkshire restricted stock unit will provide for an appropriate payment, upon delivery of shares thereunder, of cash in lieu of any fractional share of Berkshire Class B common stock lost due to rounding. BNSF may, based on BNSF’s Chief Executive Officer’s consultation with Berkshire’s Chairman, amend the performance criteria applicable to performance-based restricted stock units.

The merger agreement provides that BNSF will cause all restricted shares of BNSF common stock to be vested no later than ten days prior to the completion of the merger, unless such vesting would result in a breach of any BNSF equity compensation plan or award agreement or any applicable law or adverse tax consequences to any party to the merger or the holder of such BNSF restricted shares. To the extent that the vesting of any award of BNSF restricted shares is not accelerated because of any such potential breach or tax consequences, upon completion of the merger, such outstanding award of BNSF restricted shares will be converted into, on the same terms and conditions as were applicable under such BNSF award, an award of restricted shares of Berkshire

Class B common stock covering a number of shares of Berkshire Class B common stock equal to the product of the number of shares of BNSF common stock underlying such BNSF award and the option exchange ratio, rounded down to the nearest whole number of shares of Berkshire Class B common stock. The terms of each resulting award of Berkshire restricted shares will provide for an appropriate payment, promptly following the completion of the merger, of cash in lieu of any fractional share of Berkshire Class B common stock lost due to rounding.

To facilitate the conversion of BNSF equity compensation awards into Berkshire awards by reducing the number of fractional shares subject to the converted Berkshire awards, the merger agreement provides that Berkshire will call and hold a special meeting of its stockholders for the purpose of approving a restatement of its certificate of incorporation to increase the number of authorized shares of its Class B common stock and the total number of authorized shares of its common stock and to make other changes in order to permit a 50-for-1 split of its Class B common stock. In the event that such approval is not obtained, BNSF and Berkshire will agree on the appropriate treatment of the BNSF equity compensation awards.

Officers

Upon completion of the merger, the officers of BNSF at the time immediately before the merger is completed will remain the officers of the surviving entity after the merger. All BNSF officers will hold their positions until their successors are duly elected, appointed or qualified or until the earlier of their death, resignation or removal in accordance with the surviving entity’s certificate of formation and operating agreement.

Representations and Warranties

The merger agreement contains representations and warranties, many of which will be deemed untrue, inaccurate or incorrect as a consequence of the existence or absence of any fact, circumstance or event only if that fact, circumstance or event, individually or when taken together with other facts, circumstances or events, has had or would reasonably be expected to have a material adverse effect on the party making the representation.

The merger agreement provides that a “material adverse effect” means, with respect to BNSF, on the one hand, or Berkshire and Merger Sub, on the other hand, a material adverse effect on (i) the ability of BNSF, on the one hand, or Berkshire and Merger Sub, on the other hand, to consummate the merger or (ii) the business, results of operations or financial condition of such party and its subsidiaries, taken as a whole, except to the extent such material adverse effect under this clause (ii) results from (1) any changes in general United States or global economic conditions, (2) any changes in conditions generally affecting any of the industries in which such party and its subsidiaries operate, except to the extent such changes in conditions have a disproportionate effect on such party or its subsidiaries, taken as a whole, relative to others in such industries, (3) any decline in the market price of the common stock of such party, (4) regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except to the extent such conditions have a disproportionate effect on such party and its subsidiaries, taken as a whole, relative to others in the industries in which such party and any of its subsidiaries operate, (5) any failure, in and of itself, by such party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a material adverse effect), (6) the execution and delivery of the merger agreement or the public announcement or pendency of the merger or any of the other transactions contemplated by the merger agreement, including the impact thereof on the relationships, contractual or otherwise, of such party or any of its subsidiaries with employees, labor unions, customers, suppliers or partners, (7) any change in applicable law, regulation or generally accepted accounting principles (or authoritative interpretations thereof), (8) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of the merger agreement, except to the extent such conditions or events have a disproportionate effect on such party and its subsidiaries, taken as a whole, relative to others in the industries in which such party and any of its subsidiaries operate or (9) any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent such events have a disproportionate effect on such party and its subsidiaries, taken as a whole, relative to others in the industries in which such party and any of its subsidiaries operate.

In the merger agreement, BNSF, Berkshire and Merger Sub each make representations and warranties to each other relating to, among other things:

•	corporate organization, existence and capital structure;

•	corporate power and authority to enter into and perform its obligations under, and enforceability of, the merger agreement;

•	required regulatory filings and consents and approvals of governmental entities;

•	the absence of conflicts with or defaults under organizational documents, debt instruments, other contracts and applicable laws and judgments;

•	broker’s fees;

•	the absence of certain changes since December 31, 2008;

•	the ability to provide representations necessary to obtain the tax opinions that are closing conditions to the merger;

•	reports and other documents required to be filed with the SEC;

•	undisclosed liabilities; and

•	information supplied for inclusion in this proxy statement/prospectus.

In the merger agreement, Berkshire and Merger Sub also make representations and warranties relating to the availability of the funds necessary to perform their obligations under the merger agreement, the interim operations of Merger Sub and Berkshire and its subsidiaries’ ownership of BNSF common stock.

In the merger agreement, BNSF also makes representations and warranties relating to, among other things:

•	litigation;

•	compliance with applicable laws;

•	compliance with the Employee Retirement Income Securities Act of 1974, as amended, and other employee benefit matters;

•	environmental matters;

•	applicability of state takeover statutes;

•	title to properties;

•	tax matters;

•	contracts with affiliates;

•

the BNSF Board’s approval of the merger agreement and the transactions contemplated thereby, including the merger, and its recommendation to BNSF stockholders to approve and adopt the merger agreement and the transactions contemplated thereby, including the merger; and

•	receipt of fairness opinions from Goldman Sachs and Evercore.

Conduct of Business Pending the Merger

BNSF has agreed in the merger agreement that, until the effective time of the merger, except as expressly contemplated or permitted by the merger agreement, required by applicable law or consented to in writing by Berkshire, BNSF and each of its subsidiaries will, in all material respects (and subject to certain exceptions):

•	conduct its respective business in the usual, regular and ordinary course consistent with past practice; and

•

use all reasonable efforts to maintain and preserve intact its business organization and the good will of those having business relationships with it and to retain the services of its respective present officers and key employees.

BNSF has also agreed that, until the effective time of the merger, except as expressly contemplated or permitted by the merger agreement, required by applicable law or consented to in writing by Berkshire, BNSF will not, and will not permit any of its subsidiaries to (subject to certain exceptions):

•

issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (a) any additional shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of BNSF or any of its subsidiaries, or (b) any other securities in respect of, in lieu of, or in substitution for, any shares of capital stock or stock options of BNSF or any of its subsidiaries outstanding on the date of the merger agreement, other than, in each case, the issuance of shares of common stock pursuant to the exercise of any stock options or rights under BNSF’s Employee Stock Purchase Program or its Discounted Stock Purchase Program, or the vesting of restricted stock units, in each case outstanding as of the date of the merger agreement, the issuance of stock options (and the issuance of shares of common stock pursuant to the exercise of such stock options) pursuant to the exercise of existing stock options with a “reload” feature, the issuance of rights under the Employee Stock Purchase Program and the Discounted Stock Purchase Program in the ordinary course of business consistent with past practice (and the issuance of shares of common stock pursuant to the exercise of such rights), and the issuance of shares of common stock pursuant to BNSF’s Investment and Retirement Plan;

•

accelerate the vesting of any stock options, restricted stock units or restricted shares, except as may be required pursuant to the terms of such stock options, restricted stock units or restricted shares;

•

redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any outstanding shares of capital stock of BNSF or any of its subsidiaries other than pursuant to the benefits plans of BNSF or its subsidiaries;

•

split, combine, subdivide or reclassify any shares of its capital stock or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution, in respect of any shares of capital stock or otherwise make any payments to stockholders in their capacity as such other than its ordinary course quarterly dividends and a pro rated dividend with respect to the first quarter of 2010 if necessary to ensure that the portion of that dividend is paid on the closing date;

•

other than in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force on the date of the merger agreement, incur any indebtedness for borrowed money or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any person other than BNSF or its direct or indirect wholly owned subsidiaries;

•

sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets with a minimum value in excess of $100 million to any individual, corporation or other entity other than a direct or indirect wholly owned subsidiary, or cancel, release or assign any indebtedness in excess of $100 million or any claims related thereto, in each case that is material to BNSF and its subsidiaries, taken as a whole, except (a) in the ordinary course of business consistent with past practice, or (b) pursuant to contracts or agreements in force on the date of the merger agreement;

•

other than in the ordinary course of business consistent with past practice, make any material acquisition or investment in a business either by purchase of stock or securities, merger or consolidation, contributions to capital, loans, advances, property transfers, or purchases of any property or assets of any other individual, corporation or other entity other than a direct or indirect wholly owned subsidiary of BNSF except pursuant to contracts or agreements in force on the date of the merger agreement;

•

increase in any manner the compensation of any directors, officers or employees or enter into, establish, amend or terminate any employee benefit plan, for or in respect of, any stockholder, officer, director, other employee, agent, consultant or affiliate other than (i) as required pursuant to the terms of agreements or plans in effect on the date of the merger agreement, and (ii) increases in salaries, wages and benefits of employees who are not directors or executive officers made in the ordinary course of business and in a manner consistent with past practice;

•	amend the charter, bylaws or similar organizational documents of BNSF or any of its subsidiaries; or

•	make any commitment to take any of the above prohibited actions.

Efforts to Complete the Merger

Subject to the terms and conditions set forth in the merger agreement, each of Berkshire and BNSF have agreed to, and to cause its subsidiaries to, use all reasonable best efforts to (a) take, or cause to be taken, all actions that are necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its subsidiaries with respect to the merger, and, subject to the closing conditions discussed below, to consummate the merger as soon as practicable and (b) obtain, and cooperate with the other party to obtain, any consent, authorization or order from or approval of, or any exemption by, any governmental entity and any other third party required to be obtained by the merger agreement and to comply with the terms and conditions thereof. Subject to the terms and conditions of the merger agreement, Berkshire and BNSF have agreed to use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as soon as practicable, the transactions contemplated by the merger agreement, including using all reasonable efforts to (a) lift or rescind any injunction or restraining or other order adversely affecting the ability of the parties to complete the merger and (b) defend any litigation seeking to enjoin, prevent or delay the completion of the merger or seeking material damages.

Neither Berkshire nor any of its subsidiaries or affiliates, however, is required under the merger agreement to agree to any of the following to complete the merger:

•	any prohibition of or limitation on the ownership (or any limitation that would materially affect its or their operation) of any portion of their respective businesses or assets;

•	divest, hold separate or otherwise dispose of any portion of its or their respective businesses or assets;

•

any limitation on its or their ability to effect the merger or on the ability of BNSF or Merger Sub or its or their respective subsidiaries to acquire, hold or exercise full rights of ownership of any shares of any material subsidiary of BNSF; or

•

any other limitation on its or their ability to effectively control their respective businesses, or any limitation that would materially affect its or their ability to control their respective operations.

Indemnification

From and after the effective time of the merger and subject to certain limitations described in the merger agreement, Berkshire will, and will cause the surviving entity in the merger to, indemnify, defend and hold harmless, for a period of six years after the effective time of the merger, each person who has served as an officer or director of BNSF or any of its subsidiaries against any and all losses, claims, damages, costs, expenses, fines, liabilities, judgments or amounts paid in settlement with the approval of the indemnifying party, that result from any claim, action, suit, proceeding or investigation (a) based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was a director or officer of BNSF or any of its subsidiaries, whether pertaining to any action or omission existing or occurring at or prior to the effective time of the merger and whether asserted or claimed prior to, at or after the effective time and (b) based in whole or in part on, arising in whole or in part out of, or pertaining to the merger agreement of the transactions contemplated thereby.

Conditions to the Merger

Conditions to Each Party’s Obligations. Each party’s obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

•

the merger agreement shall have been adopted by the affirmative vote of (i) the holders of at least 66- 2/3% of the issued and outstanding shares of BNSF common stock not owned by Berkshire or any of its affiliates or associates and (ii) the holders of a majority of the issued and outstanding shares of BNSF common stock;

•

the shares of Berkshire Class A and Class B common stock issuable to BNSF stockholders as consideration in the merger shall have been approved for listing on the NYSE, subject to official notice of issuance;

•

no statute, rule, regulation, judgment, order or injunction shall have been promulgated, entered, enforced, enacted, or issued or be applicable to the merger by any governmental entity that prohibits, restrains, or makes illegal the completion of the merger;

•

the Registration Statement on Form S-4 (of which this proxy statement/prospectus is a part) shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order;

•

the waiting period under the HSR Act shall have expired or been terminated, any approvals from governmental entities regarding FCC licenses required for the continuing utilization of such licenses following the merger by the surviving entity and its subsidiaries shall have been obtained and all other material governmental consents, orders, approvals and waiting periods required for the completion of the merger shall have been obtained and shall be in effect, or, with respect to waiting periods, shall have expired or been terminated; and

•	all material filings with governmental entities required for the consummation of the merger and the other transactions contemplated by the merger agreement shall have been made.

Conditions to Berkshire’s and Merger Sub’s Obligations. The obligation of Berkshire and Merger Sub to complete the merger is subject to the satisfaction or waiver of the following further conditions:

•

the representations and warranties of BNSF that are qualified by materiality must be true and correct in all respects, and all other representations and warranties that are not so qualified must be true and correct in all material respects, in each case as of the date of the merger agreement and as of the closing date, except representations and warranties that speak as of a particular date, and Berkshire and Merger Sub must have received a certificate to this effect signed by the chief executive officer and chief financial officer of BNSF;

•

BNSF must have performed or complied with all of its material obligations, agreements and covenants under the merger agreement, and Berkshire and Merger Sub must have received a certificate to this effect signed by the chief executive officer and chief financial officer of BNSF; and

•	no statute, rule, regulation, judgment, order or injunction shall have been promulgated, entered, enforced, enacted or issued or be applicable to the merger by any governmental entity that:

•

prohibits or imposes any limitations on, Berkshire’s or its subsidiaries’ or affiliates’ ownership (or which imposes any limitations that would materially affect its or their operation) of any portion of their respective businesses or assets;

•	imposes any requirement to divest, hold separate or otherwise dispose of any portion of their respective businesses or assets;

•

prohibits or imposes any limitation on its or their ability to effect the merger, or the ability of Berkshire or its subsidiaries to acquire or hold or exercise full rights of ownership of any capital stock of any material subsidiary of BNSF; or

•

imposes limitations on its or their ability to effectively control their respective businesses or any limitation which would materially affect its or their ability to control their respective operations, and no action or proceeding by any governmental entity shall be pending that seeks any of these results;

•

Berkshire shall have received an opinion of its tax counsel dated as of the closing date to the effect that for U.S. Federal income tax purposes the merger will qualify as a reorganization within the meaning of Section 368 of the Code and that each of Berkshire, the direct owner of Merger Sub and BNSF will be a party to the reorganization within the meaning of Section 368(b) of the Code; and

•	The holders of BNSF stock options and restricted stock units shall no longer have the right to acquire any equity securities of BNSF or its subsidiaries after the effective time of the merger.

Conditions to BNSF’s Obligations. BNSF’s obligation to complete the merger is subject to the satisfaction or waiver of the following further conditions:

•

the representations and warranties of Berkshire and Merger Sub that are qualified by materiality must be true and correct in all respects, and all other representations and warranties that are not so qualified must be true and correct in all material respects, in each case as of the date of the merger agreement and as of the closing date, except representations and warranties that speak as of a particular date, and BNSF must have received a certificate to this effect signed by an officer of Berkshire;

•

Berkshire and Merger Sub must have performed or complied with all of their material obligations, agreements and covenants under the merger agreement, and BNSF must have received a certificate to this effect signed by an officer of Berkshire; and

•

BNSF shall have received an opinion of its tax counsel dated as of the closing date to the effect that for U.S. Federal income tax purposes the merger will qualify as a reorganization within the meaning of Section 368 of the Code and that each of Berkshire, the direct owner of Merger Sub and BNSF will be a party to the reorganization within the meaning of Section 368(b) of the Code.

No Solicitations of Other Offers

The merger agreement provides that neither BNSF nor any of its subsidiaries nor its or their representatives will, except as described below:

•

solicit, initiate or knowingly encourage, or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any takeover proposal, (as described below); or

•	participate in any discussions or negotiations regarding a takeover proposal.

BNSF may, however, in response to an unsolicited bona fide written takeover proposal that is made after the date of the merger agreement in circumstances not otherwise involving a breach of the merger agreement, and which proposal is a superior proposal (as described below) or is reasonably expected to lead to a superior proposal, if the BNSF Board determines in good faith, after considering applicable state law and consultation with outside counsel, that a failure to do so would be inconsistent with its fiduciary duties to BNSF stockholders under applicable law:

•	request information from the party making that takeover proposal for the sole purpose of the BNSF Board informing itself about the takeover proposal and the party making it;

•

furnish information regarding BNSF to the person making that takeover proposal pursuant to a customary confidentiality agreement, provided that such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with BNSF and BNSF advises Berkshire of the nonpublic information it delivers to the third party making the takeover proposal; and

•	participate in negotiations with the party making that takeover proposal regarding that takeover proposal.

In addition, BNSF has agreed that neither the BNSF Board nor any of its committees will, except as described below:

•

withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Berkshire, the approval of, determination of advisability of, or recommendation with respect to, the merger agreement and the transactions contemplated by that agreement, including the merger;

•	approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any takeover proposal; or

•

cause BNSF to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any takeover proposal (other than a customary confidentiality agreement referred to above).

However, the BNSF Board may, (a) if it determines in good faith, in response to a superior proposal that was unsolicited and made after the date of the merger agreement in circumstances not otherwise involving a breach of the merger agreement, after considering applicable state law and consultation with outside counsel, that the failure to do so would be inconsistent with its fiduciary duties to BNSF stockholders under applicable law, and (b) if BNSF has given Berkshire two business days’ prior written notice of the receipt of the superior proposal, the material terms and conditions of the superior proposal, the identity of the person making the superior proposal and the action the board of directors has determined to take:

•	withdraw or modify its approval, determination of advisability, or recommendation of the merger agreement and the transactions contemplated by that agreement, including the merger;

•	approve, determine to be advisable or recommend a superior proposal; or

•	cause BNSF to enter into an agreement related to the superior proposal, provided that BNSF concurrently terminates the merger agreement and pays Berkshire the termination fee described below.

In addition, the BNSF Board may at any time (other than in connection with a takeover proposal) withdraw or modify its approval, determination of advisability or recommendation of the merger agreement and the transactions contemplated by that agreement, including the merger, if it determines in good faith, after considering applicable state law and consultation with outside counsel, that any such withdrawal or modification is required in order for it to comply with its fiduciary duties to BNSF stockholders under applicable law, so long as BNSF has given Berkshire five business days’ prior written notice of the BNSF Board’s intention to take any such actions and its reasons for doing so.

BNSF has also agreed to cease any discussion or negotiations with any third parties that may have been ongoing on the date of the merger agreement with respect to a takeover proposal, and to notify Berkshire of any request for confidential information in connection with a takeover proposal or of any takeover proposal, its material terms and conditions, including the identity of the party making the request or the takeover proposal, and to keep Berkshire promptly advised of all significant developments which could reasonably be expected to culminate in the BNSF Board withdrawing, modifying or amending its recommendation of the merger agreement and the transactions contemplated by that agreement, including the merger.

Nothing described above prohibits BNSF from taking and disclosing a position contemplated by certain rules under the Exchange Act or from making any disclosure to its stockholders, provided that neither BNSF, the BNSF Board nor any committee thereof shall withdraw or modify, or publicly propose to withdraw or modify, its approval, determination of advisability or recommendation of the merger agreement and the transactions contemplated by that agreement, including the merger, or approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, a takeover proposal, except in accordance with the procedures described above.

For purposes of this discussion, the term “takeover proposal” means any inquiry, proposal or offer from any person (other than Berkshire and its subsidiaries, affiliates and representatives) relating to:

•

any direct or indirect acquisition or purchase of 10% or more of the consolidated assets (including equity interests in subsidiaries) of BNSF and its subsidiaries, taken as a whole, or 10% or more of any class of equity securities of BNSF;

•	any tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of BNSF; or

•	any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving BNSF or any of its subsidiaries,

in each case other than the transactions contemplated by the merger agreement.

For purposes of this discussion, the term “superior proposal” means:

•

any bona fide written offer from any person (other than Berkshire and its subsidiaries, affiliates and representatives) for a direct or indirect acquisition or purchase of 50% or more of the consolidated assets (including equity interests in subsidiaries) of BNSF and its subsidiaries, taken as a whole, or 50% or more of any class of equity securities of BNSF;

•	any tender offer or exchange offer that if consummated would result in any person beneficially owning 50% or more of any class of equity securities of BNSF; or

•	any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving BNSF or any of its subsidiaries,

in each case other than the transactions contemplated by the merger agreement, which (a) considering all relevant factors, is more favorable to BNSF and its stockholders than the merger, and (b) for which the third party has demonstrated that the financing for its offer is fully committed or reasonably likely to be obtained, in each case as determined by the BNSF Board in its good faith judgment after receiving the advice of independent financial advisors and outside counsel.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after stockholder approval has been obtained:

•	by mutual consent of BNSF and Berkshire;

•	by either BNSF or Berkshire if:

•

any final, non-appealable governmental order, decree, ruling or other action prohibits the completion of the merger, except that the party seeking to terminate (subject to certain limitations in the case of Berkshire) shall have used all reasonable best efforts to challenge that order, decree, ruling or other action;

•

the merger is not completed on or before June 30, 2010, except that (a) this right to terminate will not be available to any party whose failure to comply with the merger agreement results in the failure of the merger to be completed by that date, and (b) this date will be extended day-by-day for each day any party is subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the merger, provided that this date may not be extended beyond July 31, 2010; or

•	BNSF’s stockholders, at the special meeting or at any adjournment thereof, fail to adopt the merger agreement by the required votes; or

•	by Berkshire if:

•

the BNSF Board or any committee thereof withdraws or modifies, or proposes publicly to withdraw or modify, in a manner adverse to Berkshire, its approval, determination of advisability or recommendation of the merger agreement and the transactions contemplated by that agreement, including the merger, or approves, determines to be advisable or recommends, or proposes publicly to approve, determine to be advisable or recommend, any takeover proposal, or resolves to take any such action; or

•

any of BNSF’s representations or warranties qualified by materiality are not true and correct in any respect or, with respect to those not qualified by materiality, are not true and correct in all material respects, or BNSF shall have breached or failed in any material respect to perform or comply with any of its material obligations, agreements or covenants under the merger agreement where that inaccuracy or breach is incapable of being cured or has not been cured within 30 business days after Berkshire delivers written notice of the inaccuracy or breach to BNSF; or

•	by BNSF if:

•

BNSF enters into a definitive agreement providing for a superior proposal, provided that BNSF has complied with the provisions of the merger agreement described above under “The Merger Agreement—No Solicitation of Other Offers,” and provided that BNSF has paid or simultaneously with so doing pays to Berkshire the $264 million termination fee and certain of its out-of-pocket expenses as described below; or

•

any of Berkshire’s representations or warranties qualified by materiality are not true and correct in any respect or, with respect to those not qualified by materiality, are not true and correct in all material respects, or either Berkshire or Merger Sub shall have breached or failed in any material respect to perform or comply with any of its material obligations, agreements or covenants under the merger agreement where that inaccuracy or breach is incapable of being cured or has not been cured within 30 business days after BNSF delivers written notice of the inaccuracy or breach to Berkshire.

Termination Fee

BNSF has agreed to pay Berkshire a termination fee of $264 million and reimburse Berkshire for any SEC filing fees previously paid by Berkshire or Merger Sub in connection with the transactions contemplated by the merger agreement if the merger agreement is terminated under any of the following circumstances:

•

a takeover proposal shall have been made known to BNSF or shall have been made directly to BNSF stockholders generally or any person shall have publicly announced an intention to make a takeover proposal and thereafter either party terminates the merger agreement because:

•	the merger has not been completed by June 30, 2010 (as such date may be extended as described above under “The Merger Agreement—Termination of the Merger Agreement”);

•

the stockholder approvals necessary to complete the merger are not obtained at the special meeting of BNSF stockholders or any adjournment thereof, as described above under “The Merger Agreement—Termination of the Merger Agreement;” or

•	there exists a final non-appealable governmental order, decree or ruling based on the existence of the takeover proposal; and

that takeover proposal is consummated within one year of the termination;

•

BNSF terminates the merger agreement because it enters into a definitive agreement providing for a superior proposal, as described above under “The Merger Agreement—Termination of the Merger Agreement;” or

•

Berkshire terminates the merger agreement because the BNSF Board or any committee thereof withdraws or modifies, or proposes publicly to withdraw or modify, in a manner adverse to Berkshire, its approval, determination of advisability or recommendation of the merger agreement and the transactions contemplated by that agreement, including the merger, or approves, determines to be advisable or recommends, or proposes publicly to approve, determine to be advisable or recommend, any takeover proposal or resolves to take any such action, as described above under “The Merger Agreement—Termination of the Merger Agreement.”

For purposes of this discussion, the term “takeover proposal” has the same meaning as that set forth under “The Merger Agreement—No Solicitations of Other Offers” above, except that references to “10%” in that definition shall be deemed to be references to “50%.”

Employee Benefits

Berkshire has agreed to honor and cause the surviving entity to honor all of BNSF’s employee benefit plans and arrangements. In addition, Berkshire has agreed to provide, for a period of two years after the completion of the merger, compensation and benefits to employees and former employees of BNSF and its subsidiaries no less favorable in the aggregate than the compensation and benefits provided immediately prior to the completion of the merger. This agreement shall not, however, restrict Berkshire or the surviving entity from making changes that are consistent with changes currently planned or contemplated by BNSF, are in response to business conditions which may exist at the time of such changes or are collectively bargained for. Furthermore, the surviving entity and its subsidiaries will not, after the completion of the merger, provide any form of equity-based compensation, including options to purchase shares of stock of the surviving entity or any of its subsidiaries; provided that any equity-based compensation provided by BNSF and its subsidiaries pursuant to the benefits plans of BNSF or its subsidiaries immediately prior to the completion of the merger shall be taken into account in determining whether the compensation and benefits provided by Berkshire and the surviving entity are less favorable than those provided by BNSF immediately prior to completion of the merger.

Amendment, Extension and Waiver

The parties may amend the merger agreement at any time before completion of the merger. All amendments to the merger agreement must be in writing signed by BNSF, Berkshire and Merger Sub.

At any time before the completion of the merger, each of the parties to the merger agreement may, by written instrument:

•	extend the time for the performance of any of the obligations or other acts of the other parties;

•	waive any inaccuracies in the representations and warranties of the other parties contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

•	waive compliance with any of the agreements or conditions contained in the merger agreement.

However, after approval of the merger agreement by the BNSF stockholders, no amendment or waiver may be made which by law requires further approval by BNSF stockholders, unless BNSF obtains that further approval. Under Delaware law, after the merger agreement has been adopted by the BNSF stockholders, the merger consideration cannot be changed and the merger agreement cannot be altered in a manner adverse to BNSF stockholders without re-submitting the revisions to the BNSF stockholders for their approval.

ACCOUNTING TREATMENT

In accordance with accounting principles generally accepted in the United States, Berkshire will account for the merger using the acquisition method of accounting for business combinations. Under this method of accounting, Berkshire will record the acquisition based on the fair value of the consideration given, which includes the market value of its stock issued in connection with the merger (based on the closing price of Berkshire’s Class A and Class B common stock on the closing date of the merger), the cash consideration paid in the merger and the fair value of the BNSF shares already owned by Berkshire and its affiliates at the time of the merger. Berkshire will allocate the purchase price to the identifiable assets acquired and liabilities assumed based on their respective fair values at the date of the completion of the merger. Any excess of the value of consideration paid plus the fair value of the shares of BNSF common stock already owned by Berkshire and its affiliates over the aggregate fair value of those net assets will be recorded as goodwill.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

General

The following is a summary of the material U.S. Federal income tax consequences of the merger. This discussion is based upon the Code, Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. holders (as defined below) who hold their shares of BNSF common stock as capital assets for U.S. Federal income tax purposes (generally, assets held for investment). This discussion does not address the tax consequences applicable to BNSF stockholders who are not U.S. holders, nor does it address all of the tax consequences that may be relevant to particular U.S. holders who are subject to special treatment under U.S. Federal income tax laws, including, without limitation, financial institutions, insurance companies, partnerships and other pass-through entities, tax-exempt organizations, regulated investment companies, real estate investment trusts, dealers in securities or currencies, U.S. persons whose functional currency is not the U.S. dollar, traders in securities that elect to use a mark-to-market method of accounting, persons that hold BNSF common stock as part of a straddle, hedge, constructive sale or conversion transaction, and U.S. holders who acquired their shares of BNSF common stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership or other entity taxed as a partnership holds BNSF common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships holding BNSF common stock and partners in such partnerships should consult their tax advisors about the tax consequences of the merger to them.

This discussion does not address the tax consequences of the merger under state, local or foreign tax laws. This discussion also does not address the tax consequences of any transaction other than the merger.

BNSF STOCKHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL (INCLUDING THE ALTERNATIVE MINIMUM TAX), STATE, LOCAL OR FOREIGN AND OTHER TAX LAWS AND OF CHANGES IN THOSE LAWS.

For purposes of this section, the term “U.S. holder” means a beneficial owner of BNSF common stock that for U.S. Federal income tax purposes is (1) an individual who is a citizen or resident of the United States, (2) a corporation, or other entity treated as a corporation for U.S. Federal income tax purposes, created or organized in or under the laws of the United States or any state or the District of Columbia, (3) an estate that is subject to U.S. Federal income tax on its income regardless of its source, or (4) a trust (i) the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or (ii) that has validly elected under applicable Treasury regulations to be treated as a U.S. person for U.S. Federal income tax purposes.

Tax Consequences of the Merger Generally

The obligations of Berkshire and BNSF to complete the merger are conditioned on, among other things, the receipt by each of Berkshire and BNSF of tax opinions from Munger Tolles and Cravath, respectively, dated the closing date of the merger, to the effect that for U.S. Federal income tax purposes the merger will qualify as a reorganization within the meaning of Section 368 of the Code and that each of Berkshire, NICO and BNSF will be a party to the reorganization within the meaning of Section 368(b) of the Code. These opinions will be subject to customary qualifications and assumptions, including that the merger will be completed according to the terms of the merger agreement. In rendering the tax opinions, each counsel may require and rely on representations of Berkshire, NICO, BNSF, and their affiliates, to be delivered at the time of closing. If any such assumption or representation is or becomes inaccurate, the U.S. Federal income tax consequences of the merger could be adversely affected. Neither of these tax opinions will be binding on the IRS. Neither Berkshire nor BNSF intends to request any ruling from the IRS as to the U.S. Federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below or any of the tax consequences described in the tax opinions.

The following discussion assumes that the merger qualifies as a reorganization within the meaning of Section 368 of the Code and that each of Berkshire, NICO and BNSF is a party to the reorganization within the meaning of Section  368(b) of the Code.

Tax Consequences of the Merger for Berkshire, Berkshire Stockholders and BNSF

No gain or loss will be recognized by Berkshire, Berkshire stockholders, or BNSF.

Tax Consequences of the Merger for U.S. Holders of BNSF Common Stock

The U.S. Federal income tax consequences of the merger to a U.S. holder of BNSF common stock will depend on whether such U.S. holder receives cash, shares of Berkshire common stock or a combination of cash and stock in exchange for such U.S. holder’s BNSF common stock. At the time a U.S. holder makes a cash or stock election pursuant to the terms of the merger agreement, such U.S. holder will not know whether, and to what extent, the proration provisions of the merger agreement will alter the mix of consideration such U.S. holder will receive. As a result, the tax consequences to such U.S. holder will not be ascertainable with certainty until such U.S. holder knows the precise amount of cash and shares of Berkshire common stock that such U.S. holder will receive pursuant to the merger.

Exchange of BNSF common stock solely for Berkshire common stock

Except as discussed below, see “—Cash in Lieu of Fractional Shares of Berkshire Common Stock,” a U.S. holder who exchanges all of its shares of BNSF common stock solely for shares of Berkshire common stock in the merger will not recognize gain or loss in connection with such exchange.

A U.S. holder’s aggregate tax basis in the Berkshire common stock received in the merger, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in “—Cash in Lieu of Fractional Shares of Berkshire Common Stock,” generally will equal such U.S. holder’s aggregate tax basis in the BNSF common stock surrendered by such U.S. holder in the merger. The holding period for the shares of Berkshire common stock received by such U.S. holder in the merger, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in “—Cash in Lieu of Fractional Shares of Berkshire Common Stock,” generally will include the holding period for the shares of BNSF common stock exchanged therefor.

Exchange of BNSF common stock solely for cash

A U.S. holder who exchanges all of its shares of BNSF common stock solely for cash in the merger generally will recognize capital gain or loss equal to the difference between the amount of cash received by such U.S. holder and the U.S. holder’s adjusted tax basis in the BNSF common stock exchanged therefor.

Any capital gain or loss generally will be long-term capital gain or loss if the U.S. holder held the shares of BNSF common stock for more than one year at the effective time of the merger. Currently, long-term capital gains of an individual generally are subject to a maximum U.S. Federal income tax rate of 15% and short-term capital gains of an individual generally are subject to a maximum U.S. Federal income tax rate of 35%. The deductibility of capital losses is subject to limitations.

Exchange of BNSF common stock for a combination of Berkshire common stock and cash

Except as discussed below, see “—Cash in Lieu of Fractional Shares of Berkshire Common Stock,” a U.S. holder who exchanges shares of BNSF common stock for a combination of Berkshire common stock and cash will recognize gain (but not loss) equal to the lesser of (i) the excess, if any, of the amount of cash plus the fair market value of any Berkshire common stock received in the merger, over such U.S. holder’s adjusted tax basis in the shares of BNSF common stock surrendered by such U.S. holder in the merger and (ii) the amount of cash received by such U.S. holder in the merger (other than cash received in lieu of fractional shares of Berkshire common stock). For purposes of this calculation, the fair market value of Berkshire common stock is based on the trading price of that stock on the date of the merger, rather than on the ten-day average price used in calculating the number of shares of Berkshire common stock to be issued to the stockholder.

In the case of any U.S. holder who acquired different blocks of BNSF common stock at different times and at different prices, any realized gain or loss will be determined separately for each identifiable block of shares exchanged in the merger, and a loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares. Such U.S. holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Berkshire common stock received in the merger.

Generally, a U.S. holder’s aggregate tax basis in the Berkshire common stock received by such U.S. holder in the merger, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in “—Cash in Lieu of Fractional Shares of Berkshire Common Stock,” will equal such U.S. holder’s aggregate tax basis in the BNSF common stock surrendered in the merger, increased by the amount of taxable gain or dividend income (see below), if any, recognized by such U.S. holder in the merger (other than with respect to cash received in lieu of fractional shares of Berkshire common stock), and decreased by the amount of cash, if any, received by such U.S. holder in the merger (other than cash received in lieu of fractional shares of Berkshire common stock). The holding period for the shares of Berkshire common stock received in the merger, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in “—Cash in Lieu of Fractional Shares of Berkshire Common Stock,” generally will include the holding period for the shares of BNSF common stock exchanged therefor.

Any capital gain generally will be long-term capital gain if the U.S. holder held the shares of BNSF common stock for more than one year at the effective time of the merger. Currently, long-term capital gains of an individual generally are subject to a maximum U.S. Federal income tax rate of 15% and short term capital gains of an individual generally are subject to a maximum U.S. Federal income tax rate of 35%. In some cases, such as if a U.S. holder actually or constructively owns Berkshire common stock immediately after the merger, such gain may be treated as having the effect of the distribution of a dividend to such U.S. holder, under the tests set forth in Section 302 of the Code, in which case such gain would be treated as ordinary dividend income. These rules are complex and dependent upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder that may be subject to those rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder.

Cash in Lieu of Fractional Shares of Berkshire Common Stock

A U.S. holder who receives cash instead of a fractional share of Berkshire common stock will be treated as having received the fractional share of Berkshire common stock pursuant to the merger and then as having exchanged the fractional share of Berkshire common stock for cash in a redemption by Berkshire. In general, this deemed redemption will be treated as a sale or exchange and a U.S. holder will recognize gain or loss equal to the difference between (i) the amount of cash received by such U.S. holder and (ii) the portion of the basis of the shares of BNSF common stock allocable to such fractional interest. Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for the BNSF common stock exchanged by such U.S. holder is greater than one year as of the effective time. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Cash payments received in the merger by a U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the U.S. holder, unless the U.S. holder provides proof of an applicable exemption, furnishes its taxpayer identification number (in the case of individuals, their social security number) and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the U.S. holder’s U.S. Federal income tax liability, provided the required information is timely furnished to the IRS.

Reporting Requirements

A U.S. holder who receives shares of Berkshire common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder who is required to file a U.S. tax return and who is a “significant holder” that receives Berkshire common stock in the merger will be required to file a statement with the significant holder’s U.S. Federal income tax return setting forth such significant holder’s basis (determined immediately before the exchange) in the BNSF common stock surrendered and the fair market value (determined immediately before the exchange) of the BNSF common stock that is exchanged by such significant holder. Generally, a “significant holder” is a U.S. holder who receives shares of Berkshire common stock in the merger and who, immediately before the merger, owned at least 5% of the outstanding stock of BNSF (by vote or value) or securities of BNSF with a tax basis of $1 million or more.

THE COMPANIES

Berkshire Hathaway Inc. and R Acquisition Company, LLC

Berkshire, a Delaware corporation, is a holding company owning subsidiaries that engage in a number of diverse business activities including property and casualty insurance and reinsurance, utilities and energy, finance, manufacturing, services and retailing. Included in the group of subsidiaries that underwrite property and casualty insurance and reinsurance is GEICO, the third largest auto insurer in the United States and two of the largest reinsurers in the world, General Re and the Berkshire Reinsurance Group. Other subsidiaries that underwrite property and casualty insurance include NICO, Medical Protective Company, Applied Underwriters, U.S. Liability Insurance Company, Central States Indemnity Company, Kansas Bankers Surety, Cypress Insurance Company, Boat U.S. and several other subsidiaries referred to as the “Homestate Companies.”

MidAmerican Energy Holdings Company is an international energy holding company owning a wide variety of operating companies engaged in the generation, transmission and distribution of energy. Among MidAmerican’s operating energy companies are Northern Electric and Yorkshire Electricity; MidAmerican Energy Company; Pacific Power and Rocky Mountain Power; and Kern River Gas Transmission Company and Northern Natural Gas. In addition, MidAmerican owns HomeServices of America, a real estate brokerage firm. Berkshire’s finance and financial products businesses primarily engage in proprietary investing strategies (BH Finance), commercial and consumer lending (Berkshire Hathaway Credit Corporation and Clayton Homes) and transportation equipment and furniture leasing (XTRA and CORT). McLane Company is a wholesale distributor of groceries and nonfood items to convenience stores, wholesale clubs, mass merchandisers, quick service restaurants and others. The Marmon Group is an international association of approximately 130 manufacturing and service businesses that operate independently within diverse business sectors. Shaw Industries is the world’s largest manufacturer of tufted broadloom carpet.

Numerous business activities are conducted through Berkshire’s other manufacturing, services and retailing subsidiaries. Benjamin Moore is a formulator, manufacturer and retailer of architectural and industrial coatings. Johns Manville is a leading manufacturer of insulation and building products. Acme Building Brands is a manufacturer of face brick and concrete masonry products. MiTek Inc. produces steel connector products and engineering software for the building components market. Fruit of the Loom, Russell, Vanity Fair, Garan, Fechheimer, H.H. Brown Shoe Group and Justin Brands manufacture, license and distribute apparel and footwear under a variety of brand names. FlightSafety International provides training to aircraft and ship operators. NetJets provides fractional ownership programs for general aviation aircraft. Nebraska Furniture Mart, R.C. Willey Home Furnishings, Star Furniture and Jordan’s Furniture are retailers of home furnishings. Borsheims, Helzberg Diamond Shops and Ben Bridge Jeweler are retailers of fine jewelry.

In addition, other manufacturing, service and retail businesses include: Buffalo News, a publisher of a daily and Sunday newspaper; See’s Candies, a manufacturer and seller of boxed chocolates and other confectionery products; Scott Fetzer, a diversified manufacturer and distributor of commercial and industrial products; Albecca, a designer, manufacturer and distributor of high-quality picture framing products; CTB International, a manufacturer of equipment for the livestock and agricultural industries; International Dairy Queen, a licensor and service provider to about 5,700 stores that offer prepared dairy treats and food; The Pampered Chef, the premier direct seller of kitchen tools in the United States; Forest River, a leading manufacturer of leisure vehicles in the United States; Business Wire, the leading global distributor of corporate news, multimedia and regulatory filings; Iscar Metalworking Companies, an industry leader in the metal cutting tools business; TTI, Inc., a leading distributor of electronic components and Richline Group, a leading jewelry manufacturer.

Operating decisions for the various Berkshire businesses are made by managers of the business units. Investment decisions and all other capital allocation decisions are made for Berkshire and its subsidiaries by Warren E. Buffett, in consultation with Charles T. Munger. Mr. Buffett is Chairman and Mr. Munger is Vice Chairman of Berkshire’s Board of Directors. The Berkshire businesses collectively employ approximately 225,000 people.

Merger Sub, a Delaware limited liability company, is a wholly owned subsidiary of National Indemnity Company (which, in turn, is a wholly owned subsidiary of Berkshire), and was formed solely for the purpose of facilitating the merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement. Upon completion of the merger, Merger Sub will be renamed Burlington Northern Santa Fe, LLC.

The principal executive offices of both Berkshire and Merger Sub are located at 3555 Farnam Street, Omaha, Nebraska 68131, and their telephone number is (402) 346-1400.

Burlington Northern Santa Fe Corporation

BNSF, a Delaware corporation, is a holding company that conducts no operating activities and owns no significant assets other than through its interests in its subsidiaries. Through its subsidiaries, BNSF is engaged primarily in the freight rail transportation business. As of September 30, 2009, BNSF and its subsidiaries had approximately 37,000 employees. The rail operations of BNSF Railway Company (“BNSF Railway”), BNSF’s principal operating subsidiary, make up one of the largest railroad systems in North America.

BNSF Railway operates approximately 32,000 route miles of track, excluding multiple main tracks, yard tracks and sidings, approximately 23,000 miles of which are owned route miles, including easements, in 28 states and two Canadian provinces as of September 30, 2009. Approximately 9,000 route miles of BNSF Railway’s system consist of trackage rights that permit BNSF Railway to operate its trains with its crews over other railroads’ tracks.

The principal executive offices of BNSF are located at 2650 Lou Menk Drive, Fort Worth, Texas 76131 and its telephone number is (800) 795-2673.

COMPARATIVE RIGHTS OF STOCKHOLDERS

General

Berkshire and BNSF are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are governed by the General Corporation Law of the State of Delaware (the “DGCL”). Before the completion of the merger, the rights of BNSF stockholders are also governed by the BNSF certificate of incorporation and the BNSF bylaws. Upon completion of the merger, each share of BNSF common stock issued and outstanding immediately prior to the effective time of the merger (other than certain shares as described above under “The Merger Agreement—Merger Consideration”) will be converted into the right to receive the merger consideration, which will include shares of Berkshire Class A common stock and, in lieu of fractional shares of Class A common stock, shares of Class B common stock and cash, subject to certain adjustments. As a result, upon completion of the merger, the rights of BNSF stockholders who become Berkshire stockholders in the merger will be governed by the DGCL, the Berkshire certificate of incorporation and the Berkshire bylaws.

Certain Differences Between the Rights of Berkshire and BNSF Stockholders

The following is a summary of material differences between the current rights of Berkshire stockholders and the current rights of BNSF stockholders. While Berkshire and BNSF believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Berkshire stockholders and BNSF stockholders, and it is qualified in its entirety by reference to the DGCL and the various documents of Berkshire and BNSF to which Berkshire and BNSF refer in this summary. In addition, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that are equally important do not exist. Berkshire and BNSF urge you to carefully read this entire proxy statement/prospectus, the relevant provisions of the DGCL and the other documents to which Berkshire and BNSF refer in this proxy statement/prospectus for a more complete understanding of the differences between the rights of a Berkshire stockholder and the rights of a BNSF stockholder. Berkshire and BNSF have filed with the SEC their respective documents referenced in this summary of stockholder rights and will send copies of these documents to you, without charge, upon your request. For further information, please see the section titled “Where To Find More Information” beginning on page 118 of this proxy statement/prospectus.

	Berkshire	BNSF
Authorized Capital Stock	The authorized capital stock of Berkshire consists of 1,650,000 shares of Class A common stock, 55,000,000 shares of Class B common stock and 1,000,000 shares of preferred stock. Generally, a share of Class B common stock has the rights of 1/30th of a share of Class A common stock except that it has 1/200th of the voting rights of a Class A share. If the proposed 50-for-1 stock split of the Class B common stock is approved by Berkshire stockholders, then the authorized number of shares of Class B common stock will be 3,225,000,000, and one share of Class B common stock will generally have the economic rights of 1/1,500th of a share of Class A common stock and 1/10,000th of the voting rights. Each share of Class A common stock is convertible into 30	The authorized capital stock of BNSF consists of 600,000,000 shares of common stock, 25,000,000 shares of preferred stock and 50,000,000 shares of Class A preferred stock.

	Berkshire	BNSF
shares of Class B common stock (or 1,500 shares, if the 50-for-1 stock split is approved), but the Class B common stock is not convertible into Class A common stock.

Number of Directors	Berkshire’s bylaws provide that the Berkshire board of directors shall consist of one or more members, with the exact number to be determined from time to time by the board of directors. Berkshire currently has 11 directors.	BNSF’s bylaws provide that the BNSF Board shall consist of not less than three nor more than 21 directors, with the exact number to be determined from time to time by the board of directors. BNSF currently has 11 directors.

Election of Directors	In accordance with Section 216 of the DGCL, Berkshire’s directors are elected by the affirmative vote of a plurality in voting power of the Berkshire shares entitled to vote for the election of directors at a meeting at which a quorum is present.	Under BNSF’s bylaws, each BNSF director is elected by the vote of a majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present; provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the votes cast.

Voting	Under Berkshire’s certificate of incorporation, each holder of Class A common stock shall be entitled to one vote for each share of Class A common stock standing in that holder’s name on the books of Berkshire. Each holder of Class B common stock shall be entitled to 1/200th of one vote for each share of Class B common stock standing in that holder’s name on the books of Berkshire. If the 50-for-1 stock split is approved by Berkshire stockholders, each share of Class B common stock shall have 1/10,000th of one vote. Except as required by Delaware law, the Class A and Class B common stock vote as a single class with respect to all matters submitted to a vote of the stockholders.	Under BNSF’s certificate of incorporation, each holder of common stock of BNSF at all times shall be entitled to one vote for each share of stock standing in that holder’s name on the books of BNSF.

Vacancies on the Board of Directors	Under Berkshire’s bylaws, vacancies on the board of directors may be filled by the vote of the stockholders at a meeting called for that purpose, or by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.	Under BNSF’s bylaws, vacancies on the BNSF Board may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, at any regular or special meeting of the BNSF Board.

Stockholder Action by Written Consent	Under Berkshire’s certificate of incorporation, any action which would otherwise be required or permitted to be taken at a meeting of stockholders may instead be taken by the written consent of	Under BNSF’s certificate of incorporation, any action by the stockholders must be taken at a meeting of the stockholders and no action may be taken by written consent.

	Berkshire	BNSF
stockholders who would be entitled to vote on that action at a meeting having at least the total number of votes required to take that action at a meeting.

Amendment to Certificate of Incorporation	Under Section 242 of the DGCL, an amendment to Berkshire’s certificate of incorporation generally requires approval of the majority of the Berkshire board of directors and the vote of the holders of shares of Class A and Class B common stock having a majority of the votes. Under the DGCL and, in the case of the Class B common stock, Berkshire’s certificate of incorporation, certain amendments that could adversely affect the rights of the holders of either the Class A or Class B common stock require a separate class vote of the holders of a majority of the Class so affected.	Under Section 242 of the DGCL, an amendment to BNSF’s certificate of incorporation generally requires approval of the majority of the BNSF Board and the vote of the holders of a majority of the outstanding BNSF common stock. In addition, BNSF’s certificate of incorporation provides that no amendment shall be made to certain provisions thereof, among other things, governing business combinations with certain interested stockholders and prohibiting stockholder action by written consent, unless such amendment receives the approval of at least 51% of BNSF’s issued and outstanding voting stock, excluding the voting stock held by certain interested stockholders.

Amendment of Bylaws	Under Section 109 of the DGCL, the power to adopt, amend or repeal bylaws is in the stockholders entitled to vote. Section 109 also provides that a corporation may, in its certificate of incorporation, give that power to the directors as well. Under Berkshire’s certificate of incorporation, Berkshire’s board of directors is authorized to make, alter, amend and repeal the bylaws of Berkshire in any manner not inconsistent with Delaware law.	Under Section 109 of the DGCL, the power to adopt, amend or repeal bylaws is in the stockholders entitled to vote. Section 109 also provides that a corporation may, in its certificate of incorporation, give that power to the directors as well. Under BNSF’s certificate of incorporation, the BNSF Board is authorized to adopt, amend or repeal the bylaws of BNSF, subject to the power of the stockholders having voting power to adopt bylaws and to amend or repeal bylaws adopted or amended by the BNSF Board.

Special Stockholder Meetings	Under Berkshire’s bylaws, a special meeting of the Berkshire stockholders may be called by the chairman of the board or by the board of directors, or by the secretary upon application of a majority of the directors or one or more stockholders who are entitled to vote and who hold at least 50% of Berkshire’s issued and outstanding capital stock.	Under BNSF’s bylaws, a special meeting of the BNSF stockholders may be called by a majority of the BNSF Board, the chairman of the BNSF Board or the president, or by the secretary at the written request of the holders of not less than 25% of all issued and outstanding shares of BNSF entitled to vote at the meeting.

Notice of Stockholder Meetings	Under Berkshire’s bylaws, written notice of each meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting.	Under BNSF’s bylaws, written notice of each meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting, and in the case of a special meeting called by stockholders, the notice shall be given by BNSF not more than 90 days following receipt by the secretary of the written request for such special meeting.

	Berkshire	BNSF
Preemptive Rights	Berkshire’s certificate of incorporation does not grant any preemptive rights.	BNSF’s certificate of incorporation expressly states that no holder of common stock shall have any preemptive rights to subscribe for any securities of BNSF.

Dividends	Under Berkshire’s certificate of incorporation, holders of Class A common stock shall be entitled to receive dividends or other distributions when and as may be declared by Berkshire’s board of directors out of assets or funds that are legally available for such purpose. Holders of Class B common stock generally shall be entitled to receive dividends or other distributions equal in value to 1/30th (or 1/1,500th if the 50-for-1 stock split is approved) of the amount per share declared by Berkshire’s board of directors for each share of Class A common stock.	Under BNSF’s bylaws, the BNSF Board may declare dividends upon shares of BNSF’s capital stock out of its surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, whenever, and in such amounts, as in the board’s opinion, the condition of the affairs of BNSF render it advisable.

Limitation of Liability of Directors	Under Berkshire’s certificate of incorporation, no Berkshire director shall have personal liability to Berkshire or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL, as it may be amended from time to time.	Under BNSF’s certificate of incorporation, no BNSF director shall have personal liability to BNSF or its stockholders for monetary damages for breach of fiduciary duties as a director to the fullest extent permitted by the DGCL, as it may be amended from time to time. If this limitation of personal liability is ever repealed or amended, it shall not adversely affect the right or protection of any director for or with respect to any acts or omissions occurring prior to such repeal or amendment.

Indemnification of Officers and Directors	Berkshire’s bylaws provide that Berkshire shall indemnify and hold harmless to the fullest extent permitted by Delaware law, as that law may be amended from time to time (but only to the extent that such an amendment permits Berkshire to provide broader indemnification rights), any director or officer who was or is a party or is threatened to be made a party to or who is involved in any proceeding by reason of the fact that he or she (or a person of whom he or she is the legal representative) is or was a director or officer of Berkshire or is or was serving in another capacity at the request of Berkshire; provided, however, except for a proceeding against Berkshire seeking to enforce or obtain payment under any right to indemnification, Berkshire shall indemnify a person seeking indemnification in connection with a proceeding (or part thereof)	BNSF’s bylaws provide that BNSF shall indemnify and hold harmless to the fullest extent authorized by the DGCL, as it may be amended from time to time (but only to the extent that such an amendment permits BNSF to provide broader indemnification rights), any person who was or is made a party or is threatened to be made a party to or is involved in any actual or threatened proceeding by reason of the fact that he or she is or was a director or officer of BNSF or is or was serving at the request of BNSF in another capacity; provided, however, except for proceedings against BNSF seeking to enforce rights to indemnification, BNSF shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the BNSF Board.

	Berkshire	BNSF
initiated by such person only if Berkshire has joined in or consented to the initiation of such proceeding (or part thereof).

Appraisal Rights	Berkshire stockholders are not entitled to appraisal rights under Section 262 of the DGCL in connection with the merger because Berkshire is not a constituent corporation in the merger.

Under Delaware law, appraisal rights are only available if, among other things, stockholders are required to accept cash for their shares (other than cash in lieu of fractional shares). Therefore, with respect to any shares of BNSF common stock for which stockholders did not elect to receive cash merger consideration, but would be required under the merger agreement to receive cash merger consideration (other than cash in lieu of fractional shares of Berkshire Class B common stock), such stockholders may have the right, if they do not vote in favor of the merger agreement, in lieu of receiving the cash merger consideration for those shares, to obtain payment in cash for the “fair value” of those shares as determined by the Delaware Chancery Court. BNSF reserves the right to take the position that appraisal may only be sought with respect to shares described in the first sentence of this paragraph, and may not be exercised with respect to any shares as to which cash was elected or stock was received.

Certain Business Combination Restrictions

Section 203 of the DGCL restricts a Delaware corporation from engaging in certain transactions with a stockholder once that stockholder has acquired a significant holding in the corporation. A corporation may elect not to be governed by Section 203 of the DGCL, but Berkshire has not made such an election. Accordingly, Berkshire is governed by Section 203.

Under Berkshire’s certificate of incorporation, any merger or consolidation of Berkshire with or into another entity, or any reclassification of securities or recapitalization of Berkshire, or any other transaction that increases, as compared to the outstanding shares of Class B stock, the proportionate number of shares outstanding or aggregate voting power of the outstanding shares of any other class of equity securities, or any class of securities convertible into any class of

Section 203 of the DGCL restricts a Delaware corporation from engaging in certain transactions with a stockholder once that stockholder has acquired a significant holding in the corporation. A corporation may elect not to be governed by Section 203 of the DGCL, but BNSF has not made such an election. Accordingly, BNSF is governed by Section 203.

Because Berkshire already owns approximately 22.5% of BNSF’s outstanding common stock, the merger is subject to the restrictions of Section 203 of the DGCL. Under Section 203, the affirmative vote of the holders of 66- 2/3% of the shares of common stock not held by Berkshire or its affiliates or associates is required to approve the merger.

In addition, BNSF’s certificate of incorporation provides that if certain

Berkshire	BNSF
equity securities, shall require the affirmative vote of the holders of a majority of the outstanding shares of Class B stock, unless, among other things, the holders of the Class B stock receive equivalent but proportionate consideration for their shares or certain other requirements are met.

affiliates of BNSF or a stockholder who owns at least 10% of BNSF’s common stock proposes a business combination, the affirmative vote of the holders of not less than 51% of BNSF’s issued and outstanding common stock, excluding the shares held by the person making the proposal, shall be required for the adoption or authorization of the business combination.

This requirement does not apply, however, if certain members of the BNSF Board determine, among other things, that the person making the proposal owns less than 80% of BNSF’s common stock and the fair market value of the consideration per share to be received by BNSF stockholders in the business combination is equal to or greater than the consideration per share paid by the proposing person in acquiring the largest number of shares of common stock in prior transactions (and so long as the proposing person did not benefit from any loans or other financial assistance from BNSF). The requisite members of the BNSF Board have found the merger proposed by Berkshire to be within this exception to the requirement, but the stockholder vote required by Section 203 of the DGCL still applies.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements are based on the historical financial statements of Berkshire and BNSF, combined and adjusted to give effect to the merger. The unaudited pro forma condensed combined balance sheet assumes that the merger took place on September 30, 2009 and combines Berkshire’s September 30, 2009 unaudited consolidated balance sheet with BNSF’s September 30, 2009 unaudited consolidated balance sheet.

The unaudited pro forma condensed combined statements of earnings for the fiscal year ended December 31, 2008 and the nine months ended September 30, 2009 assume that the merger took place on January 1, 2008. Berkshire’s audited consolidated statement of earnings for the fiscal year ended December 31, 2008 has been combined with BNSF’s audited consolidated statement of income for the fiscal year ended December 31, 2008 and Berkshire’s unaudited consolidated statement of earnings for the nine months ended September 30, 2009 has been combined with BNSF’s unaudited consolidated statement of income for the nine months ended September 30, 2009.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the statements of earnings, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the following historical consolidated financial statements and accompanying notes of Berkshire and BNSF for the applicable periods, which are incorporated by reference in this proxy statement/prospectus:

•

Separate historical financial statements of Berkshire as of and for the year ended December 31, 2008 and the related notes included in Berkshire’s Annual Report on Form 10-K for the year ended December 31, 2008;

•

Separate historical financial statements of BNSF as of and for the year ended December 31, 2008 and the related notes included in BNSF’s Annual Report on Form 10-K for the year ended December 31, 2008;

•

Separate historical financial statements of Berkshire as of and for the three and nine months ended September 30, 2009 and the related notes included in Berkshire’s Quarterly Report on Form 10-Q for the period ended September 30, 2009; and

•

Separate historical financial statements of BNSF as of and for the three and nine months ended September 30, 2009 and the related notes included in BNSF’s Quarterly Report on Form 10-Q for the period ended September 30, 2009.

The unaudited pro forma condensed combined financial information is presented for informational purposes only. The unaudited pro forma information is not necessarily indicative of what the combined financial position or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the combined financial position or operating results for any future period.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting for business combinations under accounting principles generally accepted in the United States, or GAAP standards. Berkshire is the acquirer for accounting purposes. Berkshire has not had sufficient time to completely evaluate the significant identifiable assets of BNSF and in particular BNSF’s unique long-lived tangible and identifiable intangible assets. Accordingly, the pro forma adjustments, including the allocations of the purchase price, are very preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these very preliminary estimates and the final acquisition accounting could be material.

Berkshire Hathaway Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

September 30, 2009

	Berkshire	BNSF	Pro Forma Adjustments		Pro Forma Combined
	(in millions, except share amounts)
Assets:
Insurance and Other:
Cash and cash equivalents	$23,840	$—	$(7,909)	(A)	$15,931
Investments:
Fixed maturity securities	32,586	—	—		32,586
Equity securities	55,084	—	—		55,084
Other	31,927	—	(6,476)	(B)	25,451
Goodwill	27,617	—	—		27,617
Other	51,923	—	—		51,923

	222,977	—	(14,385)		208,592

Utilities, Energy and Railroad:
Cash and cash equivalents	744	1,161	(60)	(A)	1,845
Property, plant and equipment	30,432	32,135	13,865	(C)	76,432
Goodwill	5,333	61	16,517	(D)	21,911
Other	7,550	5,196	(2,247)	(E)	10,499

	44,059	38,553	28,075		110,687

Finance and Financial Products assets	24,974	—	—		24,974

Total assets	$292,010	$38,553	$13,690		$344,253

Liabilities & Equity:
Insurance and Other:
Losses and loss adjustment expenses	$59,603	$—	$—		$59,603
Notes payable and other borrowings	3,815	—	7,909	(F)	11,724
Other	28,185	—	—		28,185

	91,603	—	7,909		99,512

Utilities, Energy and Railroad:
Accounts payable, accruals, and other liabilities	5,703	6,145	1,579	(G)	13,427
Notes payable and other borrowings	19,564	10,385	805	(F)	30,754

	25,267	16,530	2,384		44,181

Finance and Financial Products liabilities	27,555	—	—		27,555

Income taxes, principally deferred	16,903	9,768	3,513	(H)	30,184

Total liabilities	161,328	26,298	13,806		201,432

Common stock and capital in excess of par value	27,086	7,726	3,248	(I)	38,060
Accumulated other comprehensive income (loss)	15,816	(588)	721	(J)	15,949
Retained earnings	83,171	13,541	(12,509)	(K)	84,203
Treasury stock	—	(8,424)	8,424	(L)	—

Berkshire/BNSF shareholders’ equity	126,073	12,255	(116)		138,212
Noncontrolling interests	4,609	—	—		4,609

Total shareholders’ equity	130,682	12,255	(116)		142,821

Total liabilities and shareholders’ equity	$292,010	$38,553	$13,690		$344,253

Outstanding shares of Berkshire *	1,551,728		103,629		1,655,357

See the accompanying notes to the unaudited pro forma condensed combined financial statements which are an integral part of these statements. The pro forma adjustments are explained in Note 6—Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheets.

*	Berkshire shares outstanding include Class A common shares and Class B common shares determined on an equivalent Class A common stock basis.

Berkshire Hathaway Inc.

Unaudited Pro Forma Condensed Combined Statement of Earnings

Year Ended December 31, 2008

	Berkshire	BNSF	Pro Forma Adjustments		Pro Forma Combined
	(in millions except shares and per share data)
Revenues:
Insurance and Other:
Insurance premiums earned	$25,525	$—	$—		$25,525
Sales and service revenues	65,854	—	—		65,854
Interest, dividend and other investment income	4,966	—	(114)	(A,B)	4,852
Investment gains/losses	(647)	—	—		(647)

	95,698	—	(114)		95,584

Utilities, Energy and Railroad:
Operating revenues	12,668	18,018	551	(C)	31,237
Other	1,303	—	—		1,303

	13,971	18,018	551		32,540

Finance and Financial Products:
Interest income	1,790	—	—		1,790
Investment and derivative gains/losses	(6,814)	—	—		(6,814)
Other	3,141	—	—		3,141

	(1,883)	—	—		(1,883)

Total revenues	107,786	18,018	437		126,241

Costs and expenses:
Insurance and Other:
Insurance losses and loss adjustment expenses	16,259	—	—		16,259
Life and health insurance benefits	1,840	—	—		1,840
Insurance underwriting expenses	4,634	—	—		4,634
Cost of sales and services	54,103	—	—		54,103
Selling, general and administrative expenses	8,052	—	—		8,052
Interest expense	156	—	174	(B)	330

	85,044	—	174		85,218

Utilities, Energy and Railroad:
Cost of sales and operating expenses	9,840	14,106	250	(D)	24,196
Interest expense and other	1,168	544	(37)	(B)	1,675

	11,008	14,650	213		25,871

Finance and Financial Products costs and expenses	4,160	—	—		4,160

Total costs and expenses	100,212	14,650	387		115,249

Earnings before income taxes	7,574	3,368	50		10,992
Income tax expense	1,978	1,253	42	(E)	3,273

Net earnings	5,596	2,115	8		7,719
Less: Earnings attributable to noncontrolling interests	602	—	—		602

Net earnings attributable to Berkshire/BNSF	$4,994	$2,115	$8		$7,117

Average shares outstanding*	1,548,960	343,767,103		(F)	1,653,184

Earnings per share attributable to Berkshire/BNSF	$3,224	$6		(G)	$4,305

See the accompanying notes to the unaudited pro forma condensed combined financial statements which are an integral part of these statements. The pro forma adjustments are explained in Note 7—Adjustments to Unaudited Pro Forma Condensed Combined Statements of Earnings.

*	Berkshire average shares outstanding include average Class A common shares and average Class B common shares determined on an equivalent Class A common stock basis.

Berkshire Hathaway Inc.

Unaudited Pro Forma Condensed Combined Statement of Earnings

Nine Months Ended September 30, 2009

	Berkshire	BNSF	Pro Forma Adjustments		Pro Forma Combined
	(in millions except shares and per share data)
Revenues:
Insurance and Other:
Insurance premiums earned	$21,263	$—	$—		$21,263
Sales and service revenues	46,075	—	—		46,075
Interest, dividend and other investment income	4,133	—	(15)	(B)	4,118
Investment gains/losses	(3,465)	—	—		(3,465)

	68,006	—	(15)		67,991

Utilities, Energy and Railroad:
Operating revenues	8,212	10,335	413	(C)	18,960
Other	204	—	—		204

	8,416	10,335	413		19,164

Finance and Financial Products:
Interest income	1,257	—	—		1,257
Investment and derivative gains/losses	2,629	—	—		2,629
Other	1,987	—	—		1,987

	5,873	—	—		5,873

Total revenues	82,295	10,335	398		93,028

Costs and expenses:
Insurance and Other:
Insurance losses and loss adjustment expenses	14,211	—	—		14,211
Life and health insurance benefits	1,320	—	—		1,320
Insurance underwriting expenses	4,708	—	—		4,708
Cost of sales and services	38,700	—	—		38,700
Selling, general and administrative expenses	6,051	—	—		6,051
Interest Expense	101	—	131	(B)	232

	65,091	—	131		65,222

Utilities, Energy and Railroad:
Cost of sales and operating expenses	6,390	7,974	86	(D)	14,450
Interest expense and other	880	467	(25)	(B)	1,322

	7,270	8,441	61		15,772

Finance and Financial Products costs and expenses	2,847	—	—		2,847

Total costs and expenses	75,208	8,441	192		83,841

Earnings before income taxes and equity method earnings	7,087	1,894	206		9,187
Income tax expense	2,107	715	60	(E)	2,882
Earnings from equity method investments	307	6	(266)	(H)	47

Net earnings	5,287	1,185	(120)		6,352
Less: Earnings attributable to noncontrolling interests	288	—	—		288

Net earnings attributable to Berkshire/BNSF	$4,999	$1,185	$(120)		$6,064

Average shares outstanding*	1,550,986	339,777,981		(F)	1,655,210
Earnings per share attributable to Berkshire/BNSF	$3,223	$3		(G)	$3,664

See the accompanying notes to the unaudited pro forma condensed combined financial statements which are an integral part of these statements. The pro forma adjustments are explained in Note 7—Adjustments to Unaudited Pro Forma Condensed Combined Statements of Earnings.

*	Berkshire average shares outstanding include average Class A common shares and average Class B common shares determined on an equivalent Class A common stock basis.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Description of Transaction

On November 2, 2009 Berkshire and BNSF entered into a definitive agreement for Berkshire to acquire for $100.00 per share in cash and stock (as discussed below) the remaining 77.4% of outstanding shares of BNSF common stock not currently owned to increase its holdings to 100%. The overall mix of consideration to be paid to BNSF stockholders will be approximately 60% cash and 40% in Berkshire common stock.

If the merger is completed, each share of BNSF common stock (other than certain restricted shares, shares owned by Berkshire, BNSF or any of their respective subsidiaries, or shares in respect of which appraisal rights have been properly exercised and not withdrawn) will be converted into the right to receive, at the election of the stockholder (subject to the proration and reallocation procedures described in this proxy statement/prospectus), either (i) $100.00 in cash, without interest, or (ii) a portion of a share of Berkshire Class A common stock equal to the exchange ratio, which is calculated by dividing $100.00 by the average of the daily volume-weighted average trading prices per share of Berkshire Class A common stock over the ten trading day period ending on the second full trading day prior to completion of the merger (“the Class A average trading value”); provided, however, that if the Class A average trading value is above $124,652.09 or below $79,777.34, then the exchange ratio will be fixed at 0.000802233 or 0.001253489, respectively. Fractional shares of Berkshire Class A common stock will not be issued in the merger. Instead, shares of Berkshire Class B common stock will be issued in lieu of any fractional shares of Berkshire Class A common stock and cash will be paid in lieu of any fractional shares of Berkshire Class B common stock. To facilitate the merger and related transactions, Berkshire intends to effect a 50-for-1 stock split with respect to its Class B common stock. The Berkshire Class B stock split is subject to approval by Berkshire stockholders, although the approval by Berkshire stockholders is not needed to complete the merger. For purposes of these pro forma financial statements, it is assumed that the aforementioned stock split is approved and effected. The intended stock split does not impact earnings per share amounts presented in the financial statements as earnings per share amounts are presented on a Berkshire Class A equivalent basis.

In addition, outstanding stock based awards granted by BNSF as of the closing date will be converted into equivalent Berkshire Class B common stock awards under the same terms as the BNSF awards, except for the number of shares awarded and the option exercise prices which will be adjusted proportionally by the option exchange ratio. Berkshire does not intend to issue stock based compensation awards after the merger is completed.

Each share of Berkshire Class B common stock has dividend and distribution rights equal to one-thirtieth (1/30), or one-fifteen-hundredth (1/1,500) after the intended 50-for-1 stock split discussed above, of such rights of a share of Berkshire Class A common stock. Each share of Berkshire’s Class B common stock possesses voting rights equivalent to one-two-hundredth (1/200), or one-ten-thousandth (1/10,000) after the intended 50-for-1 stock split discussed above, of the voting rights of a share of Berkshire Class A common stock. Shares of Berkshire Class A and Class B common stock generally vote together as a single class.

2. Basis of Presentation

The unaudited pro forma condensed combined financial information is based on the historical financial statements of Berkshire and BNSF and prepared and presented pursuant to the regulations of the Securities and Exchange Commission regarding pro forma financial information. The pro forma adjustments include the application of the acquisition method under Accounting Standards Codification (ASC) Topic 805, Business Combinations with respect to the merger.

ASC Topic 805, requires, among other things, that identifiable assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date, which is presumed to be the closing date of the merger.

The merger is expected to be closed in the first quarter of 2010. Accordingly, the pro forma adjustments reflected in the accompanying condensed combined pro forma financial statements may be materially different from the actual acquisition accounting adjustments required as of the acquisition date. In addition, ASC Topic 805 establishes that the value of equity related consideration transferred in a business combination be measured as of the acquisition date. Depending on the magnitude of changes in the value of Berkshire common stock between this filing date and the acquisition date, the aggregate value of the merger consideration paid to BNSF stockholders could differ from the amount assumed in these unaudited pro forma condensed combined financial statements.

Under ASC Topic 820, Fair Value Measurements and Disclosures, “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be unrelated buyers and sellers in the principal or the most advantageous market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. Many of these fair value measurements can be highly subjective and it is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under ASC Topic 805, merger-related transaction costs (such as advisory, legal, valuation and other professional fees) are not included as components of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Total merger-related transaction costs to be incurred by Berkshire are expected to be immaterial and will be charged to expense as incurred. The unaudited pro forma condensed combined balance sheet reflects anticipated merger-related transaction costs to be incurred by BNSF, which are estimated to be approximately $60 million and assumed to be paid in connection with the closing of the merger.

Certain BNSF amounts have been reclassified to conform to Berkshire’s presentation. These reclassifications had no effect on previously reported net earnings. There were no material transactions between Berkshire and BNSF during the periods presented in the unaudited pro forma condensed combined financial statements that would need to be eliminated except for earnings recorded by Berkshire related to its pre-existing investment in BNSF common stock.

3. Accounting Policies

Upon completion of the merger, Berkshire will perform a detailed review of BNSF’s accounting policies. As a result of that review, Berkshire may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements. At this time, Berkshire is not aware of any differences that would have a material impact on the combined financial statements and the unaudited pro forma condensed combined financial statements do not assume any significant differences in accounting policies.

4. Estimate of Consideration Expected to be Transferred and Purchase Price to be Allocated

A preliminary estimate of consideration expected to be transferred to effect the merger and the aggregate purchase price to be allocated is presented in the table below. These estimates are based upon 340.4 million outstanding shares of BNSF common stock as of November 11, 2009 of which 76.8 million shares are already owned by Berkshire:

(in millions)
Cash payable as merger consideration (a)	$15,818
Value of Berkshire common stock issued as merger consideration (a)	10,545

Estimate of merger consideration to acquire the remaining shares of BNSF	26,363
Value of BNSF already owned by Berkshire valued at merger price of $100.00 per share (b)	7,678
Value of Berkshire equity awards to replace existing BNSF equity awards (c)	429

Purchase price to be allocated	$34,470

(a)	Berkshire expects to fund the cash component of the estimated cost to acquire the remaining BNSF shares (approximately $15.8 billion based on BNSF shares outstanding at November 11, 2009) with a combination of internally generated funds (approximately 50%) and newly borrowed funds (approximately 50%).

The estimated value of Berkshire shares issuable as merger consideration is based upon the closing Berkshire Class A common stock price as of November 11, 2009 of $101,760 per share. Accordingly, the pro forma financial statements assume that Berkshire will issue 103,629 Class A equivalent shares with a value of approximately $10.5 billion in connection with the merger. In certain circumstances, the consideration to be transferred upon completion of the merger may differ from the amounts assumed in these unaudited pro forma condensed combined financial statements. The aggregate value of the consideration paid will not be impacted by changes in the Berkshire Class A common stock price unless the Class A average trading value is below $79,777.34 or exceeds $124,652.09 (see Note 1).

(b)	This amount represents the number of shares already owned by Berkshire and its affiliates as of September 30, 2009 valued at $100.00 per share. Under ASC 805, Berkshire will recognize a one-time holding gain adjustment in earnings with respect to BNSF common stock owned on the merger date by increasing the carrying value (previously determined under the equity method) to the $100.00 per share acquisition value.

(c)	Berkshire has agreed to provide for Berkshire Class B common stock equity awards to replace existing BNSF equity awards. Berkshire Class B common stock potentially issuable as replacement equity awards is approximately 394,000 shares (or approximately 20 million shares of Berkshire Class B common stock after adjustment for Berkshire’s expected 50-for-1 Class B stock split discussed in Note 1). The replacement Berkshire Class B common stock awards economically represent approximately 13,100 equivalent shares of Class A common stock. The estimated value of the Berkshire Class B equity awards assigned as consideration above was primarily based on the Black-Scholes option valuation model based on inputs and awards for which service had been rendered as of November 11, 2009.

5. Estimate of Assets to be Acquired and Liabilities to be Assumed

The following is a discussion of the adjustments made to BNSF’s assets and liabilities in connection with the preparation of these unaudited pro forma condensed combined financial statements. Each of these adjustments represent very preliminary estimates of the fair values of BNSF’s assets and liabilities and periodic amortization of such adjustments to the extent applicable. Actual adjustments will be made when the merger is completed and will be based on BNSF’s assets and liabilities at that time. Accordingly, the actual adjustments to BNSF’s assets and liabilities and the related amortization of such adjustments may differ materially from the estimates reflected in these pro forma statements.

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by Berkshire in the merger, reconciled to the estimate of consideration expected to be transferred:

(in millions)
Book value of BNSF net assets acquired September 30, 2009	$12,255
Adjustments to:
Property, plant and equipment	13,865
Goodwill	16,517
Other assets	(2,247)
Accounts payable, accruals, and other liabilities	(1,579)
Notes payable and other borrowings	(805)
Income taxes, principally deferred	(3,536)

Total adjustments	22,215

Purchase price to be allocated (See Note 4)	$34,470

BNSF’s property, plant and equipment has been increased by $13.9 billion to reflect its estimated fair value. A significant portion of the estimated fair value has been allocated to railroad track, structures and land. Depreciable assets will be depreciated over an assumed estimated weighted average remaining life of approximately 23 years. The weighted average remaining life was estimated by utilizing useful lives for similar assets adjusted for the estimated age of BNSF’s depreciable assets. The preliminary fair value of BNSF’s land, locomotive and rolling stock was estimated using a market approach. A market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets. The remaining property, plant and equipment assets were valued using a cost approach. A cost approach is based on the amount that currently would be required to replace the service capacity of an asset (often referred to as current replacement cost). In addition, a preliminary assessment of economic obsolescence of the overall rail operations was considered and fair values were adjusted to consider the effect of this assessment.

As previously discussed, at this time, the estimates are very preliminary and there could be material adjustments to the specific components of property, plant and equipment and in particular to amounts assigned to railroad track, structure and land. For each $100 million increase in the fair value adjustment to property, plant and equipment, Berkshire would expect an annual increase in depreciation expense of approximately $4 million, assuming a weighted average life of approximately 23 years.

Depreciation expense increased by $223 million for the year ended December 31, 2008 and $80 million for the nine months ended September 30, 2009 based on the fair value adjustments to the historical book value of BNSF’s property, plant and equipment.

Goodwill: Goodwill is calculated as the excess of the merger date fair value of the consideration expected to be transferred plus the fair value of the shares of BNSF common stock already owned by Berkshire over the values assigned to the identifiable assets acquired and liabilities assumed. Goodwill is not amortized but rather is subject to an annual impairment test.

Other assets: Reflects adjustments primarily related to long-term tangible assets that have been included in the property, plant and equipment valuation. It also includes adjustments for BNSF’s prepaid leases, debt issue costs and intangible assets. As previously noted, the final allocation of the purchase price to identifiable BNSF intangible assets may differ significantly from amounts in these pro forma condensed combined financial statements.

Accounts payable, accruals, and other liabilities: Primarily reflects adjustments to record certain contracts at fair value as well as to eliminate BNSF’s capital-related liabilities and deferred gains. In connection with the merger, contracts are required to be measured at fair value. To the extent certain contracts are above or below current market rates, a contract asset or contract liability is recorded. Berkshire has identified long-term contractual agreements in which BNSF receives below market revenue or pays above market rates. The fair value of these contract liabilities was determined through the use of the income approach, which requires an estimate or forecast of all the expected future cash flows through the use of the multi-period excess earnings method. Berkshire estimated the fair value adjustment for these contracts to be $3,040 million. Capital-related and other liabilities of $1,062 million primarily related to capital improvements on BNSF property funded in part or in whole by third-party entities, such as state and local governmental agencies, were eliminated from accounts payable, accruals, and other liabilities, as these capital-related liabilities were included in the valuation of property, plant and equipment. BNSF has deferred gains of $399 million primarily related to continuing involvement in certain easement sales and gains on equipment sales which are being amortized into income over the remaining useful life of the underlying assets. In accordance with the acquisition method of accounting, these deferred gains have been eliminated.

Notes payable and other borrowings: The fair value of BNSF’s debt is primarily based on quoted market prices for the same or similar issues, or on the current rates that would be offered to BNSF for debt of the same remaining maturities. Berkshire believes the pro forma fair value adjustment amount of $805 million to be reasonable. As a result of the fair value adjustment, BNSF’s debt issue costs were written off (see discussion under other assets in this footnote).

Income taxes, principally deferred: No adjustments to the tax basis of BNSF’s assets and liabilities are expected as a result of the merger. Accordingly, deferred income taxes at September 30, 2009 have been adjusted for temporary differences caused by book and tax differences after the allocation of the pro forma purchase price using BNSF’s statutory income tax rate of 38.3%.

6. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet:

(A)	The sources and uses of funds relating to the proposed merger transaction are as follows:

(in millions)
Sources:
Debt expected to be issued in connection with the merger (See Note 7 (B))	$7,909
Uses:
Cash consideration to shareholders of BNSF common stock	(15,818)
Estimated merger-related transaction costs	(60)

Total uses	$(15,878)

Net use of cash and cash equivalents	$(7,969)

(B)	Reflects adjustments to eliminate Berkshire’s investment in BNSF common stock as of September 30, 2009.

(C)	Reflects adjustments to property, plant and equipment (See Note 5).

(D)	Reflects adjustments for goodwill (See Note 5):

(in millions)
Eliminate BNSF’s historical goodwill	$(61)
Transaction goodwill	16,578

$16,517

(E)	Reflects adjustments for the following (See Note 5):

(in millions)
Estimated fair value of trackage rights	$40
Eliminate certain BNSF historical intangible assets	(102)
Eliminate BNSF’s unamortized debt issue costs	(58)
Eliminate certain BNSF long-term tangible assets now included in property, plant and equipment valuation and other	(2,127)

$(2,247)

(F)	Reflects adjustments for the following:

(in millions)
Debt expected to be issued by Berkshire in connection with the merger (See Note 7 (B))	$7,909
Estimated fair market value adjustment to BNSF’s debt (See Note 5)	805

$8,714

(G)	Reflects adjustments for the following (See Note 5):

(in millions)
Estimated fair value of certain BNSF contract liabilities	$3,040
Eliminate BNSF deferred gains	(399)
Eliminate BNSF capital-related liabilities included in property, plant and equipment fair value adjustment and other	(1,062)

$1,579

(H)	Reflects the estimated deferred income tax liability based on BNSF’s statutory tax rate of 38.3% multiplied by the fair value adjustments made to the identifiable assets acquired and liabilities assumed, excluding goodwill.

(I)	Reflects adjustments for the following:

(in millions)
Estimated value of the merger consideration to be paid in Berkshire common stock (See Note 4)	$10,545
Estimated value of Berkshire equity awards issued to replace existing BNSF equity awards (See Note 4)	429
Eliminate BNSF common stock and capital in excess of par value	(7,726)

$3,248

(J)	Reflects adjustments for the following:

(in millions)
Eliminate BNSF’s accumulated other comprehensive loss	$588
Adjustment to Berkshire’s accumulated other comprehensive income (See Note 6 (K))	133

$721

(K)	Reflects adjustments for the following:

(in millions)
Eliminate BNSF’s retained earnings	$(13,541)
Adjustment related to Berkshire’s previously acquired BNSF stock (See below)	1,069
Estimated merger-related transaction costs, net of tax (See Note 2)	(37)

$(12,509)

The calculation of Berkshire’s adjustment to BNSF stock acquired prior to the merger is as follows:

(in millions)
BNSF shares owned by Berkshire as of September 30, 2009	76.78

Value of BNSF shares owned by Berkshire at September 30, 2009 at merger price ($100.00 per share)	$7,678

Less:
Carrying value of BNSF shares owned by Berkshire as of September 30, 2009	6,476

Holding gain adjustment	1,202
Reclassification of amounts previously recorded in Berkshire’s accumulated other comprehensive income related to Berkshire’s investment in BNSF common stock	(133)

$1,069

(L)	Reflects adjustment to eliminate BNSF’s treasury stock

7. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Earnings:

(A)	Reflects the elimination of Berkshire’s dividend income of $94 million in 2008 from its investment in BNSF common stock. Berkshire adopted the equity method of accounting with respect to its investment in BNSF as of December 31, 2008. Prior to December 31, 2008, Berkshire accounted for its investment in BNSF common stock as an available-for-sale equity security.

(B)	Reflects the following adjustments to interest income and interest expense (in millions):

	Year Ended December 31, 2008	Nine Months Ended September 30, 2009
Estimated foregone interest income from use of cash and cash equivalents in connection with the merger (See below)	$(20)	$(15)

Estimated interest expense from debt expected to be issued in connection with the merger (See below)	$174	$131

Amortization of fair value adjustment related to BNSF’s notes payable and other borrowings	$(31)	$(22)
Elimination of amortization of BNSF’s debt issuance costs	(6)	(3)

	$(37)	$(25)

Berkshire expects to fund the cash component of the merger consideration (approximately $15.8 billion) with a combination of internally generated funds (approximately 50%) and newly borrowed funds (approximately 50%).

Internally generated funds are expected to be derived primarily from cash and cash equivalents of Berkshire’s insurance and other businesses. Earnings from cash and cash equivalents are subject to market conditions, which have been volatile. In 2009, Berkshire’s earnings from such instruments have been minimal and current rates of earnings are generally less than 25 basis points per annum. Berkshire has assumed that the foregone interest income from cash and cash equivalents used in connection with this transaction will approximate 25 basis points per annum. Given the volatile nature of the capital markets, actual earnings from cash and cash equivalents may differ materially. A change of 1/8 of a percentage point in the interest associated with estimated cash and cash equivalents to be used to fund the cash component of the transaction would result in a change of approximately $10 million per annum to the pre-tax pro forma earnings.

Berkshire currently expects that the amounts borrowed in connection with the transaction will be through notes issued in the public capital markets with maturities of up to three years. Based on current capital market conditions, the cost of such borrowings at present would approximate 2.2%. Adjustments included in the unaudited pro forma statements of earnings presented herein are based upon that rate. Berkshire’s ability to access such public debt markets may be restricted or costs may be materially greater than the costs assumed in these pro forma statements. Berkshire has obtained commitments from commercial banking sources to provide the funding necessary to close the transaction in the event that Berkshire’s access to the public debt markets is restricted or if Berkshire determines that the interest rates related to financing in the public debt markets are uneconomical.

A change of 1/8 of a percentage point in the costs associated with estimated borrowed funds to be used to fund approximately 50% of the cash component of the transaction would result in a change of approximately $10 million per annum to the pre-tax pro forma earnings. Costs incurred in connection with the issuance of merger related debt will be deferred and amortized over the term of the debt. The amount of such costs is not expected to be significant.

(C)	Reflects the following adjustments to BNSF’s operating revenues (in millions):

	Year Ended December 31, 2008	Nine Months Ended September 30, 2009
Acquired contract liability amortization(1)	$559	$419
Acquired intangible asset amortization(1)	(8)	(6)

	$551	$413

(1)	For accounting purposes, intangible assets and contract liabilities are amortized over an estimated remaining useful life and contract term, respectively.

(D)	Reflects the following adjustments (in millions):

	Year Ended December 31, 2008	Nine Months Ended September 30, 2009
Additional depreciation expense(1)	$223	$80
Acquired contract liability and intangible asset amortization(2)	(20)	(14)
Eliminate amounts reclassified to fuel hedging expense from accumulated other comprehensive income(3)	29	6
Additional stock option and restricted stock expense(4)	18	14

	$250	$86

(1)	See Note 5.

(2)	For unaudited pro forma purposes, intangible assets and contract liabilities are amortized over an estimated remaining useful life and contract term, respectively. See Note 5.

(3)	This adjustment reverses the amounts reclassified from accumulated other comprehensive loss to fuel hedging expense during the periods presented as accumulated other comprehensive loss was assumed to have been eliminated as of January 1, 2008 for purposes of these unaudited pro forma financial statements.

(4)	Reflects the additional stock option and restricted stock expense that would have been recorded based upon the fair value of the replacement awards as if the merger had occurred on January 1, 2008.

(E)	Reflects the income tax effects of pro forma adjustments.

(F)	The calculation of additional Berkshire Class A equivalent shares used in the calculation of pro forma earnings per share is as follows:

	Year Ended December 31, 2008	Nine Months Ended September 30, 2009
Existing Berkshire average outstanding Class A equivalent shares	1,548,960	1,550,986
Pro forma Berkshire Class A equivalent shares to be issued*	103,629	103,629
BNSF restricted stock units fully vested reflected on a Berkshire Class A equivalent basis	595	595

	1,653,184	1,655,210

*	Based upon aggregate portion of merger consideration expected to be paid in shares of Berkshire Class A equivalent shares and the closing price of Berkshire Class A common stock on November 11, 2009.

(G)	The unaudited pro forma condensed earnings per share calculations are based on the combined Class A equivalent shares. Berkshire believes that the impact on earnings per share of the replacement equity awards was inconsequential for the pro forma earnings periods presented herein and given that there is no intention to grant additional awards in the future, expects that such impact will diminish over time.

(H)	Reflects the elimination of Berkshire’s equity method earnings for the nine months ended September 30, 2009 from its investment in BNSF common stock.

SUBMISSION OF BNSF STOCKHOLDER PROPOSALS

If the merger agreement is adopted by BNSF stockholders, BNSF will not hold an annual meeting in 2010.

If the merger agreement is not adopted and BNSF holds an annual meeting in 2010, stockholders intending to nominate a candidate for election as director at the annual meeting, or introduce business at the annual meeting (other than a proposal submitted for inclusion in BNSF’s proxy statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended), must send advance notice in writing to the Corporate Secretary at Burlington Northern Santa Fe Corporation, 2650 Lou Menk Drive, Fort Worth, Texas 76131 (or (817) 352-7111 by facsimile). To be timely, such notice must be received no later than December 24, 2009, and no earlier than November 24, 2009; provided, however, that if the date of the annual meeting is before March 24, 2010 or after May 23, 2010, a stockholder’s notice will be timely if so received before the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure was made. The stockholder must submit information establishing the number of shares owned by the stockholder and any beneficial owner represented by the stockholder. The advance notice must also meet the other requirements of Article II, Section 10 and, in the case of director nominations, Article XII, Section 3 of BNSF’s bylaws. You may obtain a copy of BNSF’s bylaws by contacting the Corporate Secretary at the address noted above or by accessing the bylaws at www.bnsf.com under the “Investors” link. The deadline for submission of proposals for inclusion in BNSF’s proxy statement pursuant to Rule 14a-8 was November  17, 2009.

LEGAL MATTERS

The validity of the Berkshire Class A and Class B common stock to be issued in connection with the merger and being offered by this proxy statement/prospectus will be passed upon by Munger, Tolles & Olson LLP. Certain U.S. Federal income tax consequences of the merger will be passed upon for Berkshire by Munger, Tolles & Olson LLP and for BNSF by Cravath, Swaine & Moore LLP.

Ronald L. Olson, a partner of Munger, Tolles & Olson LLP, is a director of Berkshire. Mr. Olson and the other attorneys at Munger, Tolles & Olson LLP who are representing Berkshire in connection with the merger beneficially own, in the aggregate, approximately 350 shares of Berkshire Class A common stock and approximately 480 shares of Berkshire Class B common stock.

EXPERTS

The financial statements and the related financial statement schedule, incorporated in this proxy statement/prospectus by reference from Berkshire’s Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of Berkshire’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of BNSF and management’s assessment of the effectiveness of internal control over financial reporting (which is included in “Management’s Report on Internal Control over Financial Reporting”) incorporated in this proxy statement/prospectus by reference to BNSF’s Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited financial information of BNSF for the three-month periods ended March 31, 2009 and 2008, the three-month and six-month periods ended June 30, 2009 and 2008 and the three-month and nine-month periods ended September 30, 2009 and 2008, incorporated by reference in this proxy statement/prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated April 22, 2009, July 23, 2009 and October 23, 2009, respectively, incorporated by reference herein, state that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited financial information because those reports are not “reports” or a “part” of the proxy statement/prospectus prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

WHERE TO FIND MORE INFORMATION

Berkshire Hathaway Inc.

Berkshire files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document Berkshire files at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Berkshire’s SEC filings are also available to the public at the SEC’s website at www.sec.gov or at Berkshire’s website at www.berkshirehathaway.com.

The SEC allows Berkshire to incorporate by reference into this proxy statement/prospectus documents it files with the SEC. This means that Berkshire can disclose important information to you by referring you to those documents. The information filed by Berkshire and incorporated by reference is considered to be a part of this proxy statement/prospectus, and later information that Berkshire files with the SEC will update and supersede that information. Statements contained in this proxy statement/prospectus, or in any document incorporated in this proxy statement/prospectus by reference, regarding the contents of any contract or other document are not necessarily complete and each such statement is qualified in its entirety by reference to such contract or other document filed as an exhibit with the SEC. Berkshire incorporates by reference the documents listed below and any documents filed by Berkshire pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this proxy statement/prospectus and before the date of the Berkshire meeting:

Berkshire Filings:	Period/Filing Date:
Annual Report on Form 10-K	For the year ended December 31, 2008
Quarterly Report on Form 10-Q	For the quarter ended September 30, 2009
Quarterly Report on Form 10-Q	For the quarter ended June 30, 2009
Quarterly Report on Form 10-Q	For the quarter ended March 31, 2009
Current Report on Form 8-K	March 2, 2009
Current Report on Form 8-K	July 7, 2009
Current Report on Form 8-K	November 3, 2009

Berkshire also incorporates by reference the description of its Class A and Class B common stock contained in its registration statement of Form 8-A, filed with the SEC on March 30, 1999, and any amendment or report filed with the SEC for the purpose of updating the description.

Burlington Northern Santa Fe Corporation

BNSF files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document BNSF files at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. BNSF’s SEC filings are also available to the public at the SEC’s website at www.sec.gov or at BNSF’s website at www.bnsf.com.

The SEC allows BNSF to incorporate by reference into this proxy statement/prospectus documents it files with the SEC. This means that BNSF can disclose important information to you by referring you to those documents. The information filed by BNSF and incorporated by reference is considered to be a part of this proxy statement/prospectus, and later information that BNSF files with the SEC will update and supersede that information. Statements contained in this proxy statement/prospectus, or in any document incorporated in this proxy statement/prospectus by reference, regarding the contents of any contract or other document are not necessarily complete and each such statement is qualified in its entirety by reference to such contract or other document filed as an exhibit with the SEC. BNSF incorporates by reference the documents listed below and any documents filed by BNSF pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this proxy statement/prospectus and before the date of the BNSF meeting:

BNSF Filings	Period/Filing Date:
Annual Report on Form 10-K	For the year ended December 31, 2008
Quarterly Reports on Form 10-Q	For the quarters ended March 31, 2009; June 30, 2009; and September 30, 2009
Current Reports on Form 8-K	Filed on February 19, 2009; July 29, 2009; September 10, 2009; September 24, 2009; September 28, 2009; November 3, 2009; November 9, 2009; and November 20, 2009

ANNEX A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

BERKSHIRE HATHAWAY INC.

R ACQUISITION COMPANY, LLC

and

BURLINGTON NORTHERN SANTA FE CORPORATION

November 2, 2009

A-i

(continued)

A-ii

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 2, 2009, by and among Berkshire Hathaway Inc., a Delaware corporation (“Parent”), R Acquisition Company, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and Burlington Northern Santa Fe Corporation, a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of Parent, the sole member of Merger Sub, and the Board of Directors of the Company have approved, and determined that it is advisable and in the best interests of their respective companies and equityholders to consummate, the merger of the Company with and into Merger Sub (the “Merger”), with Merger Sub as the surviving entity in the Merger, upon and subject to the terms and conditions set forth in this Agreement, pursuant to which each share of Common Stock, par value $0.01 per share, of the Company (the “Company Common Stock” and, in the aggregate, the “Shares”) issued and outstanding immediately prior to the Effective Time (as defined in Section 1.2), other than Shares described in Section 2.1(b) and any Dissenting Shares (as defined in Section 2.1), will be converted into the right to receive, at the election of the holders of Company Common Stock and subject to the terms hereof, a portion of a share of Class A Common Stock, $5.00 par value per share, of Parent (“Parent Class A Stock”), or a portion of a share of Class B Common Stock, $0.1667 par value per share, of Parent (“Parent Class B Stock” and, together with the Parent Class A Stock, “Parent Stock”), or cash; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the other transactions contemplated hereby; and

WHEREAS, for United States Federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization within the meaning of Section 368 of the Code.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Subject to the terms and conditions of this Agreement and the provisions of the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), at the Effective Time, the Company and Merger Sub shall consummate the Merger pursuant to which (a) the Company shall be merged with and into Merger Sub and the separate corporate existence of the Company shall thereupon cease, (b) Merger Sub shall be the successor or surviving entity in the Merger (the “Surviving Entity”) under the name “Burlington Northern Santa Fe, LLC” and shall continue to be governed by the laws of the State of Delaware, and (c) the separate existence of Merger Sub with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. After the Effective Time, (x) the certificate of formation of Merger Sub shall be amended as desired by Parent and as so amended shall become the certificate of formation of the Surviving Entity, until thereafter amended, and (y) the operating agreement of Merger Sub shall be amended as desired by Parent and as so amended shall become the operating agreement of the Surviving Entity, until thereafter amended. The Merger shall have the effects set forth in the DGCL and the DLLCA.

Section 1.2 Effective Time. Parent, Merger Sub, and the Company shall cause an appropriate Certificate of Merger (the “Certificate of Merger”) to be executed and filed on the Closing Date (as defined in Section 1.3) with the Secretary of State of the State of Delaware (the “Secretary of State”) as provided in the DGCL and DLLCA. The Merger shall become effective on the date on which the Certificate of Merger has been duly filed with the Secretary of State or such later time as is agreed upon by the parties and specified in the Certificate of Merger, and such time is hereinafter referred to as the “Effective Time.”

Section 1.3 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., on a date to be specified by the parties, which shall be as soon as practicable, but in no event later than the fourth business day, after satisfaction or waiver of all of the conditions set forth in Article VI hereof (the “Closing Date”), at, or directed from, the offices of Munger, Tolles & Olson LLP, 355 South Grand Avenue, Los Angeles, California 90071, unless another date or place is agreed to in writing by the parties hereto.

Section 1.4 Officers of the Surviving Entity. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Entity until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Entity’s certificate of formation and operating agreement.

ARTICLE II

CONVERSION OF SECURITIES

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion of Company Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares, Dissenting Shares and Company Restricted Shares the vesting of which was not accelerated pursuant to Section 2.5(f) (each as defined below)) shall be converted into and shall thereafter represent the right to receive the following consideration, as adjusted pursuant to Section 2.2 (in the aggregate for all shares of Company Common Stock, the “Merger Consideration”):

(i) Cash Election Shares. Each share of Company Common Stock with respect to which an election to receive cash has been made and not revoked or lost (each such share, together with any shares for which such an election is deemed to have been made under clause (iii) below, the “Cash Election Shares”) shall be converted into the right to receive $100.00 in cash without interest (the “Cash Consideration”).

(ii) Stock Election Shares. Each share of Company Common Stock with respect to which an election to receive stock has been made and not revoked or lost (each such share, together with any shares for which such an election is deemed to have been made under clause (iii) below, the “Stock Election Shares”) shall be converted into the right to receive the portion of a share of Parent Class A Stock equal to the Class A Exchange Ratio; provided that if after applying this calculation to all Stock Election Shares held by a particular holder, that holder would become entitled to receive a fraction of a share of Parent Class A Stock, in lieu of receiving such fractional share, the holder shall have the right to receive that number of shares of Parent Class B Stock as is equal to a quotient (A) the numerator of which is the product of (x) such fraction multiplied by (y) the Average Parent Class A Stock Price and (B) the denominator of which is the Average Parent Class B Stock Price (such quotient, the “Class B Exchange Ratio”); and provided further that if such holder would then become entitled to receive a fraction of a share of Parent Class B Stock, in lieu of such fractional share, the holder shall have the right to receive a cash payment equal to the product of (x) such fraction and (y) the Average Parent Class B Stock Price (the “Stock Consideration”).

(iii) No Election Shares. With respect to each share of Company Common Stock for which no election to receive cash or stock has been made (A) in the event the Average Parent Class A Stock Price is less than $79,777.34, the holder thereof shall be deemed to have made an election to receive cash and such shares shall constitute “Cash Election Shares”, (B) in the event the Average Parent Class A Stock Price is greater than $124,652.09, the holder thereof shall be deemed to have made an election to receive stock and such shares shall constitute “Stock Election Shares” and (C) otherwise, such shares shall be converted into the right to receive the Cash Consideration or Stock Consideration or a combination of both, as provided in Section 2.2 below (each share described in clause (C), a “No Election Share”).

(iv) Fractional Shares of Company Common Stock. Any fractional shares of Company Common Stock resulting from the proration calculations in Section 2.2 shall be entitled to a proportionate share of the applicable Merger Consideration.

(b) Parent or Company Owned Shares. Each share of Company Common Stock owned by Parent or the Company or their respective direct or indirect wholly owned subsidiaries (“Excluded Shares”), in each case immediately prior to the Effective Time, shall be canceled without any conversion thereof, and no Merger Consideration shall be paid with respect thereto.

(c) Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, if and to the extent required by the DGCL, shares of Company Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by holders of such shares of Company Common Stock who have properly exercised appraisal rights with respect thereto (the “Dissenting Shares”) in accordance with Section 262 of the DGCL, shall not be exchangeable for the right to receive the Merger Consideration, and holders of such Dissenting Shares shall be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL unless and until such holders fail to perfect or effectively withdraw or otherwise lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares shall thereupon be treated as if they had been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration payable in respect of Shares for which no election to receive cash or stock has been made, without any interest thereon. Notwithstanding anything to the contrary contained in this Section 2.1(c), if this Agreement is terminated prior to the Effective Time, then the right of any stockholder to be paid the fair value of such stockholder’s Dissenting Shares pursuant to Section 262 of the DGCL shall cease. The Company shall give Parent (i) prompt notice of any written demands received by the Company for appraisal of Dissenting Shares, withdrawals of such demands and any other instruments served pursuant to the DGCL which are received by the Company relating to such holder’s rights of appraisal, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demand for appraisal or offer to settle or settle any such demands.

(d) Merger Sub Membership Interests. Each membership interest in Merger Sub issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time as the membership interests of the Surviving Entity in the Merger.

(e) Adjustments. If after the date hereof and prior to the Effective Time, (i) the Company pays a dividend in, splits, combines into a smaller number of shares, or issues by reclassification any shares of Company Common Stock (or undertakes any similar act) or (ii) Parent pays a dividend in, splits, combines into a smaller number of shares, or issues by reclassification any shares of Class A Parent Stock or Class B Parent Stock (or undertakes any similar act); then the Merger Consideration, the Stock Consideration, the Cash Consideration, the Class A Exchange Ratio, the Class B Exchange Ratio, the number of shares of Parent Class B Stock obtainable by holders of stock options and restricted stock units pursuant to Section 2.5, and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide to the holders of the Company Common Stock, stock options and restricted stock units the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted shall, from and after the date of such event, be the Merger Consideration, the Stock Consideration, the Cash Consideration, the Class A Exchange Ratio, the Class B Exchange Ratio, the number of shares of Parent Class B Stock obtainable by holders of stock options and restricted stock units pursuant to Section 2.5 or other dependent item, as applicable, subject to further adjustment in accordance with this provision.

(f) Certificates. From and after the Effective Time, the Company Common Stock converted into Merger Consideration pursuant to this Section 2.1 shall no longer remain outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate previously representing any such Company Common Stock or shares of Company Common Stock that are in non-certificated book- entry form (either case being referred to herein, to the extent applicable, as a “Certificate”) shall thereafter cease to have any rights with respect to such Company Common Stock except the right to receive (i) the Merger Consideration and (ii) any dividends and other distributions in accordance with Section 2.4(f).

Section 2.2 Proration. Notwithstanding any provision of this Agreement to the contrary and subject to Section 2.2(d):

(a) Cash Elections Exceeding the Available Cash Amount. If the product of the aggregate number of Cash Election Shares and the Cash Consideration (such product being the “Elected Cash Consideration”) exceeds the Available Cash Amount, then:

(i) all Stock Election Shares and all No Election Shares shall be converted into the right to receive the Stock Consideration; and

(ii) a portion of the Cash Election Shares of each holder of Company Common Stock (if any) shall be converted into the right to receive the Cash Consideration, with such portion being equal to the product obtained by multiplying (x) the number of such holder’s Cash Election Shares by (y) a fraction, the numerator of which shall be the Available Cash Amount and the denominator of which shall be the Elected Cash Consideration, with the remaining portion of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration.

(b) Cash Elections Under the Available Cash Amount. If the Elected Cash Consideration is less than the Available Cash Amount (such difference being the “Shortfall Number”), then:

(i) all Cash Election Shares shall be converted into the right to receive the Cash Consideration; and

(ii) all Stock Election Shares and No Election Shares shall be treated in the following manner: (A) if the Shortfall Number is less than or equal to the product of the aggregate number of No Election Shares and $100 (the “No Election Value”), then (1) all Stock Election Shares shall be converted into the right to receive the Stock Consideration and (2) the No Election Shares of each holder of Company Common Stock (if any) shall be converted into the right to receive the Cash Consideration in respect of that number of No Election Shares equal to the product obtained by multiplying (x) the number of No Election Shares of such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the No Election Value, with the remaining portion of such holder’s No Election Shares (if any) being converted into the right to receive the Stock Consideration; or (B) if the Shortfall Number exceeds the No Election Value, then (1) all No Election Shares shall be converted into the right to receive the Cash Consideration and (2) a portion of the Stock Election Shares of each holder of Company Common Stock (if any) shall be converted into the right to receive the Cash Consideration, with such portion being equal to the product obtained by multiplying (x) the number of Stock Election Shares of such holder by (y) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the No Election Value, and the denominator of which is the product obtained by multiplying the aggregate number of Stock Election Shares by $100.00, with the remaining portion of such holder’s Stock Election Shares being converted into the right to receive the Stock Consideration.

(c) Cash Elections Equal to the Available Cash Amount. If the Elected Cash Consideration equals the Available Cash Amount, then:

(i) all Cash Election Shares shall be converted into the right to receive the Cash Consideration; and

(ii) all Stock Election and No Election Shares shall be converted into the right to receive the Stock Consideration.

(d) Cash Limit. The proration calculations provided for in this Section 2.2, and the calculation provided for in this Section 2.2(d), shall be applied iteratively so that the total amount of cash paid to holders of Company Common Stock on account of the Merger, including cash paid in lieu of fractional shares and cash payable in respect of Dissenting Shares (the “Cash Limit”), shall be as close as practicable to 60% of the sum of (i) the Cash Limit, (ii) the number of shares of Parent Class A Stock to be issued in the Merger multiplied by the VWAP of such a share on the trading day that immediately precedes the Closing Date and (iii) the number of shares of Parent Class B Stock to be issued in the Merger multiplied by the VWAP of such a share on the trading day that immediately precedes the Closing Date. For purposes of the foregoing and Section 2.6(a), (x) cash payable in respect of a Dissenting Share shall be deemed to equal the greater of (i) $100 and (ii) an amount equal to the Class A Exchange Ratio multiplied by the Average Parent Class A Stock Price, and (y) the total amount of Merger Consideration payable to the holders of the No Election Shares and the composition thereof, including the total number of shares of Parent Class A Stock and Parent Class B Stock to be issued to such holders, and the amount of cash to be paid in lieu of fractional shares thereto, shall be deemed to be the amounts thereof that Parent and the Company reasonably estimate on the Closing Date.

Section 2.3 Elections.

(a) Election Form. Not less than thirty (30) days prior to the anticipated Effective Time (the “Mailing Date”), an election form in such form as Parent shall specify (the “Election Form”) shall be mailed to each holder of record of shares of Company Common Stock as of five (5) business days prior to the Mailing Date (the “Election Form Record Date”).

(b) Choice of Election. Each Election Form shall permit the holder (or the beneficial owner through customary documentation and instructions) to specify (i) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Stock Consideration, (ii) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Cash Consideration or (iii) that such holder makes no election with respect to such holder’s Company Common Stock. Any Company Common Stock with respect to which the Exchange Agent does not receive a properly completed Election Form during the period (the “Election Period”) from the Mailing Date to 5:00 p.m., New York time, on the second business day prior to the Effective Time (the “Election Deadline”) shall be deemed not to have made an election with respect to such holder’s Company Common Stock. Parent shall publicly announce the anticipated Election Deadline at least five (5) business days prior to the anticipated Effective Time. If the Effective Time is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

(c) New Holders. Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders or beneficial owners of Company Common Stock during the Election Period, and the Company shall provide the Exchange Agent all information reasonably necessary for it to perform its duties as specified herein.

(d) Revocations; Exchange Agent. Any election made pursuant to this Section 2.3 shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form during the Election Period. Any Election Form may be revoked or changed by the person submitting it, by written notice received by the Exchange Agent during the Election Period. In the event an Election Form is revoked during the Election Period, the shares of Company Common Stock represented by such Election Form shall be deemed to be shares in respect of which no election has been made, except to the extent a subsequent election is properly made during the Election Period. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent or the Company or the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

Section 2.4 Exchange of Certificates.

(a) Exchange Agent. Prior to the Mailing Date, Parent shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging Certificates for Merger Consideration. As soon as reasonably practicable after the Effective Time, but in no event more than five (5) business days following the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of record of shares of Company Common Stock as of the Effective Time (and, to the extent commercially practicable, to make available for collection by hand if so elected by such holder of record), whose shares of Company Common Stock were converted into the right to receive the Merger Consideration, a letter of transmittal (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Exchange Agent) in such form as the Company and Parent may reasonably agree, including instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) to the Exchange Agent in exchange for the Merger Consideration.

(b) Deposit. When and as needed, Parent shall cause to be deposited with the Exchange Agent, in trust for the benefit of the holders of shares of the Company Common Stock, shares of Parent Stock and an amount of cash in U.S. dollars sufficient to be issued and paid pursuant to Section 2.1 and Section 2.2, payable upon due surrender of the Certificates (or effective affidavits of loss in lieu thereof) pursuant to the provisions of this Article II. Following the Effective Time, Parent agrees to make available to the Exchange Agent, when and as needed, cash in U.S. dollars sufficient to pay any dividends and other distributions pursuant to Section 2.4(f). All cash and book-entry shares representing shares of Parent Stock deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund.” The Exchange Agent shall, pursuant to irrevocable instructions, deliver the appropriate Merger Consideration out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided that no such investment or losses thereon shall affect the Merger Consideration payable to holders of shares of Company Common Stock entitled to receive such consideration or cash in lieu of fractional interests and Parent shall promptly cause to be provided additional funds to the Exchange Agent for the benefit of holders of shares of Company Common Stock entitled to receive such consideration in the amount of any such losses. Any interest and other income resulting from such investments shall be the property of, and paid to, Parent.

(c) Exchange. Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration, upon surrender to the Exchange Agent of a Certificate (or effective affidavits of loss in lieu thereof), together with a properly completed letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, will be entitled to receive in exchange therefor (i) the number of shares of Parent Class A Stock representing, in the aggregate, the whole number of shares of Parent Class A Stock, if any, that such holder has the right to receive, (ii) the number of shares of Parent Class B Stock representing, in the aggregate, the whole number of shares of Parent Class B Stock, if any, that such holder has the right to receive, and/or (iii) a check in the amount, if any, that such holder has the right to receive in cash, including cash payable in lieu of fractional shares and dividends and other distributions payable pursuant to Section 2.4(f) (subject to Section 2.4(g)), pursuant to Section 2.1, Section 2.2 and this Article II. Following the Effective Time, the Merger Consideration shall be paid as promptly as practicable (by mail or, to the extent commercially practicable, made available for collection by hand if so elected by the surrendering holder of a Certificate) after receipt by the Exchange Agent of the Certificate and letter of transmittal in accordance with the foregoing. No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates.

(d) Other Payees. If any cash payment is to be made to a person other than the person in whose name the applicable surrendered Certificate is registered, it shall be a condition of such payment that the person requesting such payment shall pay any transfer or other similar Taxes required by reason of the making of such cash payment to a person other than the registered holder of the surrendered Certificate or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. If any portion of the Merger Consideration is to be registered in the name of a person other than the person in whose name the applicable surrendered Certificate is registered, it shall be a condition to the registration thereof that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such registration in the name of a person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e) No Further Transfers. After the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock. From and after the Effective Time, the holders of Certificates representing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided in this Agreement or by applicable laws. If, after the Effective Time, Certificates are presented to the Exchange Agent or Parent, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth in this Article II.

(f) Dividends and Distributions. No dividends or other distributions with respect to Parent Stock issued in the Merger shall be paid to the holder of any unsurrendered Certificates until such Certificates are surrendered as provided in this Section 2.4. Following such surrender, subject to the effect of escheat, Tax or other applicable laws, there shall be paid, without interest, to the record holder of the Parent Stock, if any, issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of any such shares of Parent Class A Stock or Parent Class B Stock, as applicable, with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Parent Stock with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of shares of Parent Stock, all shares of Parent Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

(g) Withholding Taxes. Parent, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of Shares pursuant to the Merger such amounts as Parent, the Surviving Entity or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) or any provision of state, local or foreign tax law. To the extent amounts are so withheld by Parent, the Surviving Entity or the Exchange Agent, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which the deduction and withholding was made.

(h) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of the Company Common Stock represented by such Certificates as contemplated by this Article II.

(i) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Company Common Stock one (1) year after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged his or her shares of Company Common Stock for the Merger Consideration in accordance with this Article II prior to that time shall thereafter look only to Parent for delivery of the Merger Consideration in respect of such holder’s shares of Company Common Stock. Notwithstanding the foregoing, none of Parent, Merger Sub, the Surviving Entity or the Company shall be liable to any holder of shares of Company Common Stock for any Merger Consideration delivered to a public official pursuant to applicable abandoned property laws. Any Merger Consideration remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental authority shall, to the extent permitted by applicable laws, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

Section 2.5 Company Option Plans.

(a) If the Parent Approvals are obtained, the Board of Directors of the Company (or, if appropriate or required, any committee or other entity or person administering the Company Stock Plans (as defined below), as well as any required subset of the Board of Directors) shall adopt such resolutions and take such other actions as may be required to adjust the terms of all outstanding Company Stock Options (as defined below) granted under any of the Company Stock Plans to provide that, at the Effective Time, (I) each Company Stock Option outstanding immediately prior to the Effective Time shall be deemed to constitute an option (an “Adjusted Option”) to acquire, on the same terms and conditions as were applicable under such Company Stock Option, the number of shares of Parent Class B Stock equal to the product of (1) the number of shares of Company Common Stock issuable upon exercise of such Company Stock Option and (2) the Option Exchange Ratio, provided that any fractional shares of Parent Class B Stock resulting from such multiplication shall be rounded down to the nearest share (provided that, notwithstanding the foregoing, the terms of such Adjusted Option shall provide for an appropriate payment, upon exercise thereof, of cash in lieu of any fractional share of Parent Class B Common Stock lost due to such rounding), at a price per share equal to (x) the exercise price for the shares of Company Common Stock otherwise purchasable pursuant to such Company Stock Option divided by (y) the Option Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent; and provided, further, that the adjustments provided herein with respect to any Company Stock Options, whether or not such Company Stock Options are “incentive stock options” as defined in Section 422 of the Code, shall be and are intended to be effected in a manner which is consistent with Section 424(a) of the Code and Section 409A of the Code and (II) with respect to the stock options that are deliverable in connection with the exercise of any Adjusted Option that has a “reload” feature, such stock options shall be adjusted in a manner consistent with the foregoing.

(b) If the Parent Approvals are obtained, the Board of Directors of the Company (or, if appropriate or required, any committee or other entity or person administering the Company Stock Plans, as well as any required subset of the Board of Directors) shall adopt such resolutions and take such other actions as may be required to adjust the terms of all outstanding Company RSUs (as defined below) granted under any of the Company Stock Plans to provide that, at the Effective Time, each Company RSU outstanding immediately prior to the Effective Time (including each Company RSU outstanding under the Senior Management Stock Deferral Plan) shall be deemed to constitute a restricted stock unit (an “Adjusted RSU”) with respect to, on the same terms and conditions as were applicable under such Company RSU (except as otherwise provided on Section 2.5 of the Company Disclosure Letter), the number of shares of Parent Class B Stock equal to the product of (1) the number of shares of Company Common Stock issuable with respect to such Company RSU (including “performance stock” to be issued thereunder) and (2) the Option Exchange Ratio; provided that any fractional shares of Parent Class B Stock resulting from such multiplication shall be rounded down to the nearest share (provided that, notwithstanding the foregoing, the terms of such Adjusted RSU shall provide for an appropriate payment, upon delivery of shares thereunder, of cash in lieu of any fractional share of Parent Class B Common Stock lost due to such rounding) and the adjustments provided herein with respect to any Company RSUs shall be and are intended to be effected in a manner which is consistent with Section 409A of the Code.

(c) If the Parent Approvals are obtained, and to the extent the actions described in Section 2.5(f) are not taken because of the proviso thereto, the Board of Directors of the Company (or, if appropriate or required, any committee or other entity or person administering the Company Stock Plans, as well as any required subset of the Board of Directors) shall adopt such resolutions and take such other actions as may be required to adjust the terms of all outstanding Company Restricted Shares (as defined below) granted under any of the Company Stock Plans to provide that, at the Effective Time, each award of Company Restricted Shares outstanding immediately prior to the Effective Time shall be deemed to constitute, on the same terms and conditions as were applicable under such award, an award of restricted shares of Parent Class B Stock (“Adjusted Restricted Shares”) covering a number of shares of Parent Class B Stock equal to the product of (1) the number of shares of Company Common Stock underlying such award and (2) the Option Exchange Ratio; provided that any resulting fractional shares of Parent Class B Stock shall be rounded down to the nearest share (provided that, notwithstanding the foregoing, the terms of such award of Adjusted Restricted Shares shall provide for an appropriate payment, promptly following the Effective Time, of cash in lieu of any fractional share of Parent Class B Stock lost due to such rounding) and the adjustments provided herein with respect to any Company Restricted Shares shall be and are intended to be effected in a manner which is consistent with Section 409A of the Code.

(d) The Board of Directors of the Company (or, if appropriate or required, any committee or other entity or person administering the Company Stock Plans (as defined below)) shall adopt such resolutions and take such other actions as may be required to provide that the 1999 Stock Incentive Plan, the 1996 Stock Incentive Plan, the Non-Employee Directors’ Stock Plan, the Senior Management Stock Deferral Plan and any other plan, program or arrangement providing for the issuance or grant of any interest in respect of the capital stock of the Company or any subsidiary (collectively, the “Company Stock Plans”) shall terminate as of the Effective Time, and the Company shall ensure that following the Effective Time no participant in any of the Company Stock Plans shall have any right thereunder to acquire any equity securities of the Company, any subsidiary of the Company or the Surviving Entity.

(e) If the Parent Approvals are obtained, as soon as practicable following the Effective Time, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or another appropriate form, including with respect to Adjusted Options, Adjusted Restricted Shares or Adjusted RSUs held by persons who, immediately following the Effective Time, are not employees of the Surviving Entity) registering a number of shares of Parent Class B Stock equal to the number of shares subject to the Adjusted Options, Adjusted Restricted Shares and the Adjusted RSUs. Any such registration statement shall be kept effective (and the prospectus or prospectuses required thereby shall be kept current) as long as any Adjusted Options, Adjusted Restricted Shares or Adjusted RSUs remain outstanding. If the Parent Approvals are obtained, the Adjusted Options, Adjusted Restricted Shares and Adjusted RSUs shall be obligations of Parent following the Effective Time. As soon as reasonably practicable after the Effective Time, Parent shall deliver to holders of Adjusted Options, Adjusted Restricted Shares and Adjusted RSUs appropriate notices setting forth the terms of such awards.

(f) The Board of Directors of the Company (or, if appropriate or required, any committee or other entity or person administering the Company Stock Plans, as well as any required subset of the Board of Directors) shall adopt such resolutions and take such other actions as may be required to cause all Company Restricted Shares to be vested no later than 10 days prior to the Closing Date, provided that no such vesting shall be required to the extent it would result in a breach of any Company Stock Plan or award agreement thereunder or any applicable law or adverse tax consequences to the Company, Parent, Merger Sub or the holder of such Company Restricted Shares.

Section 2.6 Certain Definitions. As used in this Agreement, the following terms shall have the meanings specified below:

(a) “Available Cash Amount” means the Cash Limit minus (i) the aggregate amount of cash paid in lieu of fractional Class B Parent Shares in accordance with Section 2.1(a)(ii), and (ii) the amount of cash payable in respect of Dissenting Shares.

(b) “Average Company Stock Price” means the average VWAP price per share of the Company Common Stock, for the period of ten (10) consecutive trading days ending on the second full trading day prior to the Effective Time.

(c) “Average Parent Class A Stock Price” means the average VWAP price per share, rounded to four decimals, of the Parent Class A Stock, for the period of ten (10) consecutive trading days ending on the second full trading day prior to the Effective Time.

(d) “Average Parent Class B Stock Price” means the average VWAP price per share, rounded to four decimals, of the Parent Class B Stock, for the period of ten (10) consecutive trading days ending on the second full trading day prior to the Effective Time, provided that, for purposes of the Option Exchange Ratio, the Average Parent Class B Stock Price shall not be rounded.

(e) “Class A Exchange Ratio” means: (i) if the Average Parent Class A Stock Price is an amount greater than or equal to $79,777.34 and less than or equal to $124,652.09, the quotient obtained by dividing $100.00 by the Average Parent Class A Stock Price and rounding to nine decimals; (ii) if the Average Parent Class A Stock Price is an amount less than $79,777.34, then 0.001253489; and (iii) if the Average Parent Class A Stock Price is an amount greater than $124,652.09, then 0.000802233.

(f) “Company Restricted Shares” means shares of Company Common Stock held by employees that are subject to vesting or forfeiture provisions.

(g) “Company Stock Options” means employee or director stock options to purchase shares of Company Common Stock.

(h) “Company RSUs” means employee or director restricted stock units with respect to shares of Company Common Stock.

(i) “Option Exchange Ratio” means the quotient obtained by dividing the Average Company Stock Price by the Average Parent Class B Stock Price.

(j) “VWAP” per share of Parent Class A Stock, Parent Class B Stock or Company Common Stock, as applicable, on any trading day means the per share volume-weighted average price as displayed under the heading Bloomberg VWAP on Bloomberg (or, if Bloomberg ceases to publish such price, any successor service reasonably chosen by Parent) page “BRK/A.N<Equity> VAP”, “BRK/B.N<Equity> VAP” or “BNI.N<Equity> VAP”, as applicable (or the equivalent successor if such page is not available), in respect of the period from the open of trading on the relevant trading day until the close of trading on such trading day (or if such volume-weighted average price is unavailable, the market price of one share of Parent Class A Stock, Parent Class B Stock or Company Common Stock, as applicable, on such trading day determined, using a volume-weighted average method, by a nationally recognized investment banking firm (unaffiliated with Parent or the Company) retained for this purpose by Parent).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Corporate Organization. Each of the Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except (other than with respect to the Company’s due organization, valid existence and good standing) as would not have a Company Material Adverse Effect (as defined below). Each of the Company and its subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have, individually or when aggregated with all other such failures, a Material Adverse Effect (as defined below) on the Company (“Company Material Adverse Effect”). The copies of the Certificate of Incorporation and Bylaws of the Company (the “Company Charter” and “Company Bylaws”), as most recently filed with the Company’s SEC Documents (as defined below), are true, complete and correct copies of such documents as in effect as of the date of this Agreement. As used in this Agreement, the term “Material Adverse Effect” means, with respect to the Company, on the one hand, or Parent, on the other hand, a material adverse effect on (i) the ability of the Company, on the one hand, or Parent and Merger Sub, on the other hand, to consummate the Merger, or (ii) the business, results of operations or financial condition of such party and its subsidiaries, taken as a whole, except to the extent such material adverse effect under this clause (ii) results from

(A) any changes in general United States or global economic conditions, (B) any changes in conditions generally affecting any of the industries in which such party and its subsidiaries operate, except to the extent such changes in conditions have a disproportionate effect on such party or its subsidiaries, taken as a whole, relative to others in such industries, (C) any decline in the market price of the common stock of such party, (D) regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except to the extent such conditions have a disproportionate effect on such party and its subsidiaries, taken as a whole, relative to others in the industries in which such party and any of its subsidiaries operate, (E) any failure, in and of itself, by such party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be a Material Adverse Effect), (F) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of such party or any of its subsidiaries with employees, labor unions, customers, suppliers or partners, (G) any change in applicable law, regulation or GAAP (as defined below) (or authoritative interpretations thereof), (H) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, except to the extent such conditions or events have a disproportionate effect on such party and its subsidiaries, taken as a whole, relative to others in the industries in which such party and any of its subsidiaries operate or (I) any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent such events have a disproportionate effect on such party and its subsidiaries, taken as a whole, relative to others in the industries in which such party and any of its subsidiaries operate. For purposes of analyzing whether any state of facts, change, development, effect, occurrence or condition has resulted in a Company Material Adverse Effect, Parent and Merger Sub will not be deemed to have knowledge of any state of facts, change, development, effect, occurrence or condition relating to the Company or its subsidiaries unless it is disclosed in the Company’s SEC Documents or the Company Disclosure Letter (as defined below). As used in this Agreement, the word “subsidiary” when used with respect to any party means any corporation, partnership or other organization, whether incorporated or unincorporated, (i) of which at least a majority of the securities or other interests having by their terms voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly beneficially owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries, or (ii) that would be required to be consolidated in such party’s financial statements under generally accepted accounting principles as adopted (whether or not yet effective) in the United States.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 600,000,000 shares of Company Common Stock, par value $0.01 per share, 25,000,000 shares of preferred stock, par value $0.01 per share (the “Company $0.01 Par Value Preferred Stock”) and 50,000,000 shares of Class A preferred stock, par value $0.01 per share (the “Company Class A Preferred Stock” and together with the Company $0.01 Par Value Preferred Stock, the “Company Preferred Stock”). As of November 1, 2009, there were (i) 340,522,033 shares of Company Common Stock (including 833 Company Restricted Shares granted under the Company Stock Plans) and no shares of Company Preferred Stock issued and outstanding, (ii) 53,900,000 shares of Company Common Stock reserved for issuance pursuant to the Company Stock Plans, including (A) 10,746,515 shares of Company Common Stock issuable upon the exercise of outstanding Company Stock Options (whether or not presently exercisable) (of which 294,561 shares are issuable under Company Stock Options that have a “reload” feature) and (B) 1,649,460 shares of Company Common Stock issuable upon vesting of outstanding Company RSUs, assuming target performance with respect to performance-based Company RSUs, and 674,535 additional shares of Company Common Stock designated as “performance stock” issuable assuming performance greater than target is achieved with respect to such performance-based Company RSUs, and (C) 472,519 share units credited to the accounts of employees under the Senior Management Stock Deferral Plan and (iii) 202,643,194 shares of Company Common Stock are owned by the Company as treasury stock. Except as set forth above, no shares of capital stock or other equity securities of the Company are issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Stock have been, and any shares of Company Common Stock issued upon the exercise of Company Stock Options or the vesting of Company RSUs will be, duly authorized and validly issued and are or will be fully paid, nonassessable and free of preemptive rights. Except as set forth above or in Section 3.2(a) of the Company’s letter relating to disclosure delivered to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”), and except with respect to obligations under the Company’s Investment and Retirement Plan, as of the date hereof, there are not, and (except as permitted in connection with Section 5.1(a)) as of the Effective Time there will not be, any outstanding securities, options, warrants, calls, rights, commitments, agreements, derivative contracts, forward sale contracts or undertakings of any kind to which the Company or any of its subsidiaries is a party, or by which the Company or any of its subsidiaries is bound, obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or of any subsidiary of the Company or obligating the Company or any subsidiary of the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, derivative contract, forward sale contract or undertaking, or obligating the Company to make any payment based on or resulting from the value or price of the Company Common Stock or of any such security, option, warrant, call, right, commitment, agreement, derivative contract, forward sale contract or undertaking. Except for acquisitions, or deemed acquisitions, of Company Common Stock or other equity securities of the Company in connection with (i) the payment of the exercise price of Company Stock Options with Company Common Stock (including in connection with “net” exercises), (ii) required tax withholding in connection with the exercise of Company Stock Options and vesting of Company RSUs and Company Restricted Shares and (iii) forfeitures of Company Stock Options, Company RSUs and Company Restricted Shares, there are no outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries, other than pursuant to the Company Benefit Plans.

(b) Except as set forth in Section 3.2(b) of the Company Disclosure Letter, the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of its subsidiaries (excluding subsidiaries that are not, in the aggregate, material to the Company), free and clear of any liens, charges, encumbrances, adverse rights or claims and security interests whatsoever (“Liens”), and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

Section 3.3 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject to obtaining the affirmative vote in favor of adopting this Agreement and approving the Merger of (i) the holders of a majority of the outstanding shares of Company Common Stock, and (ii) the holders of sixty-six and two-thirds percent (66- 2/3%) of the outstanding shares of Company Common Stock (excluding Parent and any associate or affiliate (as such terms are defined in Section 203 of the DGCL) of Parent) (collectively, the “Company Stockholder Approvals”). The Company Stockholder Approvals are the only votes of the holders of any class or series of the Company’s securities necessary to approve this Agreement, the Merger and the other transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the transactions contemplated hereby, have been duly authorized by its Board of Directors (including the Board of Directors having made the determination pursuant to Article Sixth, Section II(b) of the Company Charter with respect to the execution and delivery by the Company of this Agreement) and, except for obtaining the Company Stockholder Approvals, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by the other parties thereto, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.

(b) The Board of Directors of the Company has approved and taken all corporate action required to be taken by the Board of Directors for the consummation by the Company of the transactions contemplated by this Agreement.

Section 3.4 Consents and Approvals; No Violations.

(a) Except for (i) the consents and approvals set forth in Section 3.4(a) of the Company Disclosure Letter, (ii) the filing with the SEC of the preliminary proxy statement, the Proxy Statement and the Form S-4, (iii) the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL and the DLLCA, (iv) the Company Stockholder Approvals and (v) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, (A) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (B) the Securities Act (as defined below), (C) the rules and regulations of the New York Stock Exchange, and (D) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any foreign antitrust or competition laws, no consents or approvals of, or filings, declarations or registrations with, any federal, state or local court, administrative or regulatory agency or commission or other governmental authority or instrumentality, domestic or foreign (each a “Governmental Entity”), are necessary for the consummation by the Company of the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as set forth in Section 3.4(b) of the Company Disclosure Letter, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Company Charter or Company Bylaws or any of the similar organizational documents of any of its subsidiaries or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4(a) and the Company Stockholder Approvals are duly obtained in accordance with the DGCL, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii) above, for such violations, conflicts, breaches, defaults, losses, terminations of rights thereof, accelerations or Lien creations which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.5 SEC Documents; Undisclosed Liabilities. The Company and each of its subsidiaries that is required to file any registration statement, prospectus, report, schedule, form, statement or other document with the SEC, has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by it with the SEC (collectively, and in each case including all exhibits, schedules and amendments thereto and documents incorporated by reference therein, the “SEC Documents”) since December 31, 2008. Except as disclosed in Section 3.5 of the Company Disclosure Letter, as of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents, and none of the SEC

Documents (including any and all financial statements included therein) as of such dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company included in the SEC Documents (the “SEC Financial Statements”) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of unaudited consolidated quarterly statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments). Since December 31, 2008, neither the Company nor any of its subsidiaries, has incurred any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required, if known, to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP except (i) as and to the extent set forth on the audited balance sheet of the Company and its subsidiaries as of December 31, 2008 (including the notes thereto) included in the SEC Documents, (ii) as incurred in connection with the transactions contemplated by this Agreement, (iii) as incurred after December 31, 2008 in the ordinary course of business and consistent with past practice, (iv) as described in the SEC Documents filed since December 31, 2008 (such SEC Documents, excluding any exhibits thereto or documents incorporated by reference therein, the “Recent SEC Documents”), or (v) as would not, individually or in the aggregate, have a Company Material Adverse Effect. If, at any time from the date hereof and until the Effective Time, the Company shall obtain knowledge of any material facts that would require supplementing or amending any of the foregoing documents in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or to comply with applicable laws, such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company. The management of the Company has (i) designed disclosure controls and procedures, or caused such disclosure controls to be designed under its supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the management of the Company by others within those entities, and (ii) has disclosed, based on its most recent evaluation of internal controls over financial reporting, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Section 3.6 Broker’s Fees. Except for the Financial Advisors’ fees set forth in Section 3.6 of the Company Disclosure Letter, neither the Company nor any subsidiary of the Company nor any of their respective officers or directors on behalf of the Company or such subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated hereby.

Section 3.7 Absence of Certain Changes or Events. Except as set forth in the Recent SEC Documents filed prior to the date hereof, since December 31, 2008, the Company and its subsidiaries have conducted their businesses in all material respects only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been any event that, individually or in the aggregate, has had or would reasonably be expected to have in the future a Company Material Adverse Effect. Except as set forth in Section 3.7 of the Company Disclosure Letter or in the Recent SEC Documents, since December 31, 2008 through the date of this Agreement, neither the Company nor any of its subsidiaries has taken any action that would have constituted a breach of Section 5.1(a) hereof, had the covenants therein applied since December 31, 2008.

Section 3.8 Legal Proceedings.

(a) Except as set forth in the Recent SEC Documents, there is no action, suit or proceeding, claim, arbitration or investigation pending or, to the Company’s knowledge, threatened against the Company or any of its subsidiaries, and neither the Company nor any of its subsidiaries is a party to any action, suit or proceeding, arbitration or investigation, in each case which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(b) Except as disclosed in the Recent SEC Documents, there is no injunction, order, judgment, decree or regulatory restriction imposed upon the Company, any of its subsidiaries or the assets of the Company or any of its subsidiaries which, individually or when aggregated with all other such injunctions, orders, judgments, decrees and restrictions, would reasonably be expected to have a Company Material Adverse Effect.

Section 3.9 Compliance with Applicable Law. Except as disclosed in the Recent SEC Documents, (a) the Company and each of its subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses as presently conducted and are in compliance with the terms thereof, except where the failure to hold such license, franchise, permit or authorization or such noncompliance would not, individually or when aggregated with all other such failures or noncompliance, reasonably be expected to have a Company Material Adverse Effect, and (b) neither the Company nor any of its subsidiaries knows of, or has received notice of, any material violations of any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of its subsidiaries, which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

Section 3.10 Company Information. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Stock in the Merger (the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement will, at the date it or any amendment or supplement is mailed to holders of the shares of Company Common Stock and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company to such portions thereof that relate expressly to Parent, Merger Sub or any of their subsidiaries or to statements made therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein). The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

Section 3.11 Employee Matters.

(a) Each material employment, severance, bonus, change-in-control, profit sharing, compensation, termination, stock option, stock appreciation right, restricted stock, phantom stock, performance unit, pension, retirement, deferred compensation, welfare or other employee benefit agreement, trust fund or other arrangement and any union, guild or collective bargaining agreement maintained or contributed to or required to be contributed to by the Company or any of its ERISA Affiliates (as defined below), for the benefit or welfare of any director, officer, employee or former employee of the Company or any of its ERISA Affiliates (such plans and arrangements being collectively the “Company Benefit Plans”) is in material compliance with all applicable laws including the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code except where such noncompliance would not reasonably be expected to have a Company Material Adverse Effect. The Internal Revenue Service has determined that each Company Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Code is so qualified as to form and the Company is aware of no event occurring after the date of such determination that would adversely affect such determination, except for any such events that would not reasonably be expected to have a Company Material Adverse Effect. No condition exists that is reasonably likely to subject the Company or any of its subsidiaries to any direct or indirect liability under Title IV of ERISA or to a civil penalty under Section 502(j) of ERISA or liability under Section 4069 of ERISA or Section 4975, 4976, or 4980B of the Code or other liability with respect to the Company Benefit Plans, in each case that would reasonably be expected to have a Company Material Adverse Effect and that is not reflected on the latest balance sheet of the Company included in the Recent SEC Documents. There are no pending or to the Company’s knowledge, threatened, claims (other than routine claims for benefits or immaterial claims) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto except where such claims would not reasonably be expected to have a Company Material Adverse Effect. “ERISA Affiliate” means, with respect to any person, any trade or business, whether or not incorporated, that together with such person would be deemed a “single employer” within the meaning of Section 4001(a)(15) of ERISA.

(b) Except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (i) unfair labor practice, labor dispute or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its subsidiaries, or (ii) lockout, strike, slowdown, work stoppage or, to the knowledge of the Company, threat thereof by or with respect to any employees of the Company or any of its subsidiaries.

(c) Except as disclosed in Section 3.11(c) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of the Company or any subsidiary of the Company or ERISA Affiliate of the Company to any severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer.

Section 3.12 Environmental Matters. Except as set forth in the Recent SEC Documents, there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, required environmental remediation activities or, to the knowledge of the Company, governmental investigations of any nature seeking to impose, or that reasonably would be expected to result in the imposition, on the Company or any of its subsidiaries of any liability or obligations arising under common law standards relating to environmental protection, human health or safety, or under any local, state, federal, national or supernational environmental statute, regulation or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (collectively, “Environmental Laws”), pending or, to the knowledge of the Company, threatened, against the Company or any of its subsidiaries, which liability or obligation would have or would reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, during or prior to the period of (i) its or any of its subsidiaries’ ownership or operation of any of their respective current properties, (ii) its or any of its subsidiaries’ participation in the management of any property, or (iii) its or any of its subsidiaries’ holding of a security interest or other interest in any property, there was no release or threatened release of hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws in, on, under or affecting any such property which would reasonably be expected to have a Company Material Adverse Effect. Except as set forth in the Recent SEC Documents, neither the Company nor any of its subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any material liability or obligations pursuant to or under any Environmental Law that would have or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.13 Takeover Statutes. Except as set forth in Section 3.13 of the Company Disclosure Letter, the Company has taken all actions necessary such that no restrictive provision of any “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other similar anti-takeover statute or regulation (each a “Takeover Statute”) or restrictive provision of any applicable anti-takeover provision in the governing documents of the Company is, or at the Effective Time will be, applicable to the Company, Parent, Merger Sub, the shares of Company Common Stock (including shares of Company Common Stock acquired in the Merger), the Merger or any other transaction contemplated by this Agreement.

Section 3.14 Properties. Except (a) as disclosed in Section 3.14 of the Company Disclosure Letter, (b) as disclosed in the Recent SEC Documents or in the notes to the latest audited financial statements included in the SEC Documents and (c) for any of the following which would not have a Company Material Adverse Effect, each of the Company and its subsidiaries (i) has good and valid title to all the properties and assets reflected on the latest audited balance sheet included in the SEC Documents as being owned by the Company or one of its subsidiaries or acquired after the date thereof which are, individually or in the aggregate, material to the Company’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of (A) all Liens except (1) statutory liens securing payments not yet due, (2) reversionary obligations in respect of real estate granted to the Company or any of its subsidiaries by Governmental Entities and (3) such imperfections or irregularities of title or other Liens (other than real property mortgages or deeds of trust) as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (B) all real property mortgages and deeds of trust except such secured indebtedness as is properly reflected in the latest audited balance sheet included in the SEC Documents, and (ii) is the lessee of all leasehold estates reflected in the latest audited financial statements included in the SEC Documents or acquired after the date thereof which are material to its business on a consolidated basis and is in possession of the properties purported to be leased thereunder, and each such lease is valid without material default thereunder by the lessee or, to the knowledge of the Company, the lessor.

Section 3.15 Tax Returns and Tax Payments. Except as disclosed in Section 3.15 of the Company Disclosure Letter, (a) the Company and its subsidiaries have timely filed (or, as to subsidiaries, the Company has filed on behalf of such subsidiaries) all material Tax Returns (as defined below) required to be filed by it, (b) the Company and its subsidiaries have paid (or, as to subsidiaries, the Company has paid on behalf of such subsidiaries) all Taxes (as defined below) shown to be due on such Tax Returns or has provided (or, as to subsidiaries, the Company has made provision on behalf of such subsidiaries) reserves in its financial statements for any Taxes that have not been paid, whether or not shown as being due on any Tax Returns, (c) neither the Company nor any of its subsidiaries has granted any request that remains in effect for waivers of the time to assess any Taxes, (d) no claim for unpaid Taxes has been asserted against the Company or any of its subsidiaries in writing by a Tax authority which, if resolved in a manner unfavorable to the Company or any of its subsidiaries, as the case may be, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (e) there are no Liens for Taxes upon the assets of the Company or any subsidiary, except for Liens for Taxes not yet due and payable or for Taxes that are being disputed in good faith by appropriate proceedings and with respect to which adequate reserves have been taken, (f) no audit of any material Tax Return of the Company or any of its subsidiaries is being conducted by a Tax authority and (g) neither the Company nor any of its subsidiaries has any liability for Taxes of any person (other than the Company and its subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of state, local or foreign law). As used herein, “Taxes” shall mean all taxes of any kind, including those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any governmental authority, domestic or foreign. As used herein, “Tax Return” shall mean any return, report or statement required to be filed with any governmental authority with respect to Taxes.  As used herein, “Code” shall mean the Code and the Treasury Regulations promulgated thereunder.

Section 3.16 Identified Agreements. Other than the contracts or agreements of the Company included as exhibits to the SEC Documents, the Company Benefit Plans and contracts or agreements between the Company and its subsidiaries or between subsidiaries of the Company, Section 3.16 of the Company Disclosure Letter lists each of the contracts and agreements to which the Company or any of its subsidiaries is a party as of the date hereof, which are (a) material contracts or agreements between the Company and any of its affiliates (other than ordinary course of business contracts or agreements), (b) contracts or arrangements between the Company or any of its subsidiaries, on the one hand, and any executive officer or director of the Company or any of its affiliates or associates (as defined in the Exchange Act), on the other hand, or (c) stockholder, voting trust or similar contracts or agreements relating to the voting of Company Common Stock or other equity interests of the Company or any of its subsidiaries.

Section 3.17 Board Recommendation. The Board of Directors of the Company, at a meeting duly called and held, has (A) unanimously approved this Agreement (including all terms and conditions set forth herein) and the transactions contemplated hereby, including the Merger, (B) determined that the Merger is advisable and that the terms of the Merger are fair to, and in the best interests of, the Company’s stockholders, and (C) subject to Section 5.2, resolved to recommend that the Company’s stockholders approve and adopt this Agreement and the Merger.

Section 3.18 Opinions of Financial Advisors. The Financial Advisors have delivered to the Company’s Board of Directors their opinions (in writing or to be confirmed in writing), dated the date hereof, to the effect that, as of the date hereof and based upon and subject to the factors and assumptions set forth therein, the Stock Consideration and the Cash Consideration to be paid to the holders of the Shares, taken in the aggregate, pursuant to the Agreement is fair to such holders from a financial point of view.

Section 3.19 Certain Additional Representations. The Company has consulted Cravath, Swaine & Moore LLP, counsel to the Company, and believes that it will be able to give representations reasonably necessary for tax counsel to Parent and tax counsel to the Company to be able to render the opinions referred to in Sections 6.2(d) and 6.3(c).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1 Corporate Organization. Parent is a corporation and Merger Sub is a limited liability company, and each is duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate or limited liability company power and authority, as applicable, to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except for such failure regarding corporate or limited liability company power and authority as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.2 Authority. Each of Parent and Merger Sub has all necessary corporate or limited liability company power and authority, as applicable, to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized and approved by its Boards of Directors. The execution, delivery and performance by Merger Sub of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized and approved by National Indemnity Company, a Nebraska corporation and an indirect wholly owned subsidiary of Parent and the sole member of Merger Sub. No other corporate or limited liability company action, as applicable, on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation by them of the Merger. All corporate or limited liability company actions, as applicable required to be taken by the Boards of Directors of Parent and the sole member of Merger Sub to approve the holding of a special meeting of stockholders of Parent and the filing of a preliminary proxy statement with respect to, and the recommendation to the stockholders of Parent to vote in favor of, the Parent Class B Stock Authorization and the Parent Class B Stock Split have been taken. The approval of the holders of a majority of the outstanding shares of Parent Stock, and the approval of the holders of a majority of the outstanding shares of Parent Class B Stock, voting as a separate class, are the only votes of the holders of any class or series of the securities of Parent and its subsidiaries necessary to approve the Parent Class B Stock Authorization and the Parent Class B Stock Split. Subject to obtaining such approvals, the approval of the holders of a majority of the outstanding shares of Parent Stock is the only vote of the holders of any class or series of the securities of Parent and its subsidiaries necessary to approve the Parent Equity Plan. This Agreement has been duly executed and delivered by Parent and Merger Sub, and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except that such enforceability may be limited by (a) bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally or (b) general principles of equity.

Section 4.3 Capitalization. The authorized capital stock of Parent consists of 1,650,000 shares of Parent Class A Stock, 55,000,000 shares of Parent Class B Stock, and 1,000,000 shares of preferred stock, no par value per share (“Parent Preferred Stock”). As of October 29, 2009, there were (i) 1,056,884 shares of Parent Class A Stock, 14,845,356 shares of Parent Class B Stock, and no shares of Parent Preferred Stock issued and outstanding and (ii) less than 1,100 shares of Parent Class B Stock issuable upon the exercise of outstanding stock options or vesting of restricted share units to acquire shares of Parent Class B Stock (whether or not presently exercisable) (“Parent Stock Options”). Except as set forth above, and for shares of Parent Class B Stock reserved for issuance upon conversion of Parent Class A Stock or under Parent equity plans, no shares of capital stock or other equity securities of Parent are issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Parent Stock have been, and any shares of Parent Stock issued upon the exercise of options to acquire Parent Stock will be, duly authorized and validly issued and are or will be fully paid, nonassessable and free of preemptive rights. Except as set forth above or in Section 4.3 of Parent’s letter relating to disclosure delivered to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”), as of the date hereof, there are not, and as of the Effective Time there will not be, any outstanding securities, options, warrants, calls, rights, commitments, agreements, derivative contracts, forward sale contracts or undertakings of any kind to which Parent is a party, or by which Parent is bound, obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Parent or obligating Parent to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, derivative contract, forward sale contract or undertaking, or obligating Parent to make any payment based on or resulting from the value or price of the Parent Stock or of any such security, option, warrant, call, right, commitment, agreement, derivative contract, forward sale contract or undertaking.

Section 4.4 Consents and Approvals; No Violation.

(a) Except for (i) the filing with the SEC of the preliminary proxy statement, the Proxy Statement, and the Form S-4, (ii) the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL and the DLLCA, and (iii) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, or the HSR Act, no consents or approvals of, or filings, declarations or registrations with, any Governmental Entity are necessary for the consummation by Parent and Merger Sub of the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”).

(b) Neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub of the transactions contemplated hereby, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Restated Certificate of Incorporation or Bylaws of Parent or the certificate of formation or operating agreement of Merger Sub or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.4(a) are obtained, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, Merger Sub or any of their respective properties or assets, or (B) violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or Merger Sub is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii) above, for such violations, conflicts, breaches, defaults, losses, terminations of rights thereof, accelerations or Lien creations which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5 SEC Documents; Undisclosed Liabilities. Parent and each of its subsidiaries that is required to file any registration statement, prospectus, report, schedule, form, statement or other document with the SEC, has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by it with the SEC (collectively, and in each case including all exhibits, schedules and amendments thereto and documents incorporated by reference therein, the “Parent SEC Documents”) since December 31, 2008. As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents (including any and all financial statements included therein) as of such dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of Parent included in the Parent SEC Documents (the “Parent SEC Financial Statements”) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited consolidated quarterly statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments). Since December 31, 2008, neither Parent nor any of its subsidiaries has incurred any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required, if known, to be reflected or reserved against on a consolidated balance sheet of Parent prepared in accordance with GAAP except (i) as and to the extent set forth on the audited balance sheet of Parent and its subsidiaries as of December 31, 2008 (including the notes thereto) included in the Parent SEC Documents, (ii) as incurred in connection with the transactions contemplated by this Agreement, (iii) as incurred after December 31, 2008 in the ordinary course of business and consistent with past practice, (iv) as described in the Parent SEC Documents filed since December 31, 2008 (such SEC Documents, excluding any exhibits thereto or documents incorporated by reference therein, the “Parent Recent SEC Documents”), or (v) as would not, individually or in the aggregate, have a Parent Material Adverse Effect. If, at any time prior to the Effective Time, Parent shall obtain knowledge of any material facts that would require supplementing or amending any of the foregoing documents in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or to comply with applicable laws, such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of Parent.

Section 4.6 Absence of Certain Changes or Events. Except as set forth in the Parent Recent SEC Documents filed prior to the date hereof, since December 31, 2008, Parent has conducted its businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been any event that, individually or in the aggregate, has had or would reasonably be expected to have in the future a Parent Material Adverse Effect.

Section 4.7 Broker’s Fees. Neither Parent nor any of its officers or directors, nor Merger Sub nor any of its officers, on behalf of Parent or Merger Sub, has employed any financial advisor, broker or finder in a manner that would result in any liability of the Company for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated hereby or that would result in any reduction of the consideration payable to the stockholders of the Company.

Section 4.8 Merger Sub’s Operation. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby. All of the issued and outstanding membership interests of Merger Sub have been validly issued, are fully paid and nonassessable and are owned as of the date hereof, and will be owned, as of the Closing Date, either directly or indirectly, by Parent, free and clear of any Liens.

Section 4.9 Parent or Merger Sub Information. None of the information supplied or to be supplied by Parent or Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement will, at the date it or any amendment or supplement is mailed to holders of the shares of Company Common Stock and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder, except that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Form S-4.

Section 4.10 Financing. Parent and Merger Sub collectively have and will have at the Effective Time sufficient funds to pay the cash portion of the Merger Consideration for all outstanding shares of Company Common Stock converted into cash pursuant to the Merger, to perform Parent’s and Merger Sub’s obligations under this Agreement and to pay all fees and expenses related to the transactions contemplated by this Agreement payable by them.

Section 4.11 Stock Ownership. As of the date hereof, except as disclosed in Parent’s filings with the SEC, neither Parent nor any of its subsidiaries beneficially owns any shares of Company Common Stock. Prior to the date of this Agreement, Parent has represented to the Company that the fair market value of the Merger Consideration per share of Company Common Stock is greater than the consideration per share of Company Common Stock (including brokerage commissions and soliciting dealer’s fees) paid by Parent or any of its subsidiaries in acquiring any shares of Company Common Stock, whether before or after Parent became an “Interested Stockholder” as defined in the Article Sixth of the Company Charter.

Section 4.12 Certain Additional Representations. Parent has consulted Munger, Tolles & Olson, LLP, counsel to Parent, and believes that it will be able to give representations reasonably necessary for tax counsel to Parent and tax counsel to the Company to be able to render the opinions referred to in Sections 6.2(d) and 6.3(c).

ARTICLE V

COVENANTS

Section 5.1 Conduct of Businesses Prior to the Effective Time. Except as expressly contemplated or permitted by this Agreement, or as required by applicable law, rule or regulation, during the period from the date of this Agreement to the Effective Time, unless Parent otherwise agrees in writing, the Company shall, and shall cause its subsidiaries to, in all material respects, conduct its business in the usual, regular and ordinary course consistent with past practice and use all reasonable efforts to maintain and preserve intact its business organization and the good will of those having business relationships with it and retain the services of its present officers and key employees. Without limiting the generality of the foregoing, and except as set forth in Section 5.1 of the Company Disclosure Letter, as expressly contemplated or permitted by this Agreement, or as required by applicable law, rule or regulation, during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its subsidiaries to, without the prior written consent of Parent in each instance (such consent, solely in the case of clauses (b), (c) and (d) below, not to be unreasonably withheld or delayed):

(a) (i) issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any additional shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants, option, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of the Company or any of its subsidiaries, or (B) any other securities in respect of, in lieu of, or in substitution for, any shares of capital stock or options of the Company or any of its subsidiaries outstanding on the date hereof, other than, in the case of clauses (A) and (B), the issuance of shares of Company Common Stock pursuant to the exercise of Company Stock Options or rights under the Company’s Employee Stock Purchase Program (the “ESPP”) or the Company’s Discounted Stock Purchase Program (the “DSPP”) or the vesting of Company RSUs, in each case outstanding as of the date hereof, the issuance of Company Stock Options (and the issuance of shares of Company Common Stock pursuant to the exercise of such Company Stock Options) pursuant to the exercise of Company Stock Options outstanding as of the date hereof with a “reload” feature, the issuance of rights under the ESPP and the DSPP in the ordinary course of business consistent with past practice (and the issuance of shares of Company Common Stock pursuant to the exercise of such rights) and the issuance of shares of Company Common Stock pursuant to the Company’s Investment and Retirement Plan; (ii) accelerate the vesting of any Company Stock Options, Company RSUs or Company Restricted Shares, except as may be required pursuant to the terms of such Company Stock Options, Company RSUs or Company Restricted Shares as in effect on the date hereof; (iii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of the outstanding shares of capital stock of the Company or any of its subsidiaries (other than pursuant to the Company Benefit Plans); or (iv) split, combine, subdivide or reclassify any shares of its capital stock or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution, in respect of any shares of its capital stock or otherwise make any payments to its stockholders in their capacity as such, other than the Company’s ordinary course quarterly dividends to holders of Company Common Stock in a per share amount no greater than the Company’s most recently declared dividend; provided, however, that the Company may accelerate its usual quarterly dividend record and payment dates with respect to the first quarter of 2010 if necessary to ensure that the portion of the per share dividend for such quarter equal to the First Quarter Dividend Payment is paid on the Closing Date (with the “First Quarter Dividend Payment” defined as the product of (1) the number of calendar days between (and including) December 15, 2009 and the Closing Date, and (2) $0.0044);

(b) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other person other than the Company or its direct or indirect wholly owned subsidiaries, except pursuant to contracts or agreements in force at the date of this Agreement;

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets with a minimum value in excess of $100,000,000 to any individual, corporation or other entity other than a direct or indirect wholly owned subsidiary of the Company, or cancel, release or assign to any such person any indebtedness in excess of $100,000,000 or any claims related thereto, in each case that is material to the Company and its subsidiaries, taken as a whole, except (i) in the ordinary course of business consistent with past practice, or (ii) pursuant to contracts or agreements in force at the date of this Agreement;

(d) other than in the ordinary course of business consistent with past practice, make any material acquisition or investment in a business either by purchase of stock or securities, merger or consolidation, contributions to capital, loans, advances, property transfers, or purchases of any property or assets of any other individual, corporation or other entity other than a direct or indirect wholly owned subsidiary of the Company, except pursuant to contracts or agreements in force at the date of this Agreement;

(e) increase in any manner the compensation of any of its directors, officers or employees or enter into, establish, amend or terminate any Company Benefit Plans, for or in respect of, any stockholder, officer, director, other employee, agent, consultant or affiliate other than (i) as required pursuant to the terms of agreements or Company Benefit Plans, in each case in effect on the date of this Agreement, and (ii) increases in salaries, wages and benefits of employees who are not directors or executive officers of the Company made in the ordinary course of business and in a manner consistent with past practice;

(f) amend its charter, bylaws, or similar organizational documents; or

(g) make any commitment to take any of the actions prohibited by this Section 5.1.

Section 5.2 No Solicitation.

(a) The Company shall immediately cease any discussions or negotiations with any parties that may be ongoing with respect to a Takeover Proposal (as hereinafter defined) and shall seek to have returned to the Company any confidential information that has been provided in any such discussions or negotiations. From the date hereof, the Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any affiliate, investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information which has not been previously publicly disseminated), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Takeover Proposal; provided , however , that if, following the receipt of a Superior Proposal (as hereinafter defined) or a proposal which is reasonably expected to lead to a Superior Proposal that in either case was unsolicited and made after the date hereof in circumstances not otherwise involving a breach of this Agreement, the Board of Directors of the Company determines in good faith, after considering applicable provisions of state law and after consultation with outside counsel, that a failure to do so would be inconsistent with its fiduciary duties to the Company’s shareholders under applicable law, the Company may, in response to such Takeover Proposal and subject to compliance with Section 5.2(c), (A) request information from the party making such Takeover Proposal for the sole purpose of the Board of Directors of the Company informing itself about the Takeover Proposal that has been made and the party that made it, (B) furnish information with respect to the Company to the party making such Takeover Proposal pursuant to a customary confidentiality agreement, provided that (1) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with the Company and (2) the Company advises Parent of all such nonpublic information delivered to such person concurrently with its delivery to the requesting party, and (C) participate in negotiations with such party regarding such Takeover Proposal. It is agreed that any violation of the restrictions set forth in the preceding sentence by any executive officer, director or investment banker, attorney or other advisor or representative of the Company or any of its subsidiaries shall be deemed to be a breach of this Section 5.2(a) by the Company. The Company agrees not to waive or fail to enforce any provision of any confidentiality or standstill agreement to which it is a party relating to a potential or actual Takeover Proposal.

(b) Except as expressly permitted in this Section 5.2(b), neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval, determination of advisability, or recommendation by such Board of Directors or such committee of this Agreement, the Merger, and the other transactions contemplated hereby, (ii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Takeover Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an “Acquisition Agreement”) related to any Takeover Proposal (other than a customary confidentiality agreement referred to in clause (B) of the proviso to Section 5.2(a)). Notwithstanding the foregoing, in the event that the Board of Directors of the Company determines in good faith, in response to a Superior Proposal that was unsolicited and made after the date hereof in circumstances not otherwise involving a breach of this Agreement, after considering applicable provisions of state law and after consultation with outside counsel, that the failure to do so would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable law, the Board of Directors of the Company may (subject to compliance with this sentence and to compliance with Sections 5.2(a) and 5.2(c)) (x) withdraw or modify its approval, determination of advisability, or recommendation of this Agreement, the Merger, and the other transactions contemplated hereby or (y) approve, determine to be advisable, or recommend a Superior Proposal, or (z) cause the Company to enter into an Acquisition Agreement, provided , however , that any actions described in clause (x), (y) or (z) may be taken only at a time that is after the second business day following Parent’s receipt of written notice from the Company advising Parent that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal and providing notice of the determination of the Board of Directors of the Company of what actions described in clause (x), (y) or (z) the Board of Directors of the Company has determined to take, and further provided , that the action described in clause (z) may be taken only upon compliance by the Company with Section 7.1(c)(ii) and Section 7.3. In addition, and notwithstanding anything in this Agreement to the contrary, the Board of Directors of the Company may at any time (other than in connection with a Takeover Proposal) withdraw or modify its approval, determination of advisability, or recommendation of this Agreement, the Merger, and the other transactions contemplated hereby in the event it determines in good faith, after considering applicable provisions of state law and after consultation with outside counsel, that any such withdrawal or modification of its approval, determination of advisability or recommendation is required in order for the Company’s Board of Directors to comply with its fiduciary duties to the Company’s stockholders under applicable law, provided that the Company has provided to Parent five (5) business days’ prior written notice advising Parent that it intends to take such action and specifying, in reasonable detail, the reasons for such action.

(c) In addition to the obligations of the Company set forth in Section 5.2(a) and 5.2(b), the Company shall promptly advise Parent orally and in writing of any request for confidential information in connection with a Takeover Proposal or of any Takeover Proposal, the material terms and conditions of such request or the Takeover Proposal and the identity of the person making such request or Takeover Proposal and shall keep Parent promptly advised of all significant developments which could reasonably be expected to culminate in the Board of Directors of the Company withdrawing, modifying or amending its recommendation of this Agreement, the Merger and the transactions contemplated by this Agreement, or in exercising any of its other rights under Section 5.2(a) or (b).

(d) Nothing contained in this Section 5.2 or Section 5.4 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company’s stockholders; provided , however , neither the Company nor its Board of Directors nor any committee thereof shall, except as in accordance with Section 5.2(b), withdraw or modify, or propose publicly to withdraw or modify, its approval, determination of advisability or recommendation of this Agreement, the Merger and the other transactions contemplated hereby or approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, a Takeover Proposal.

(e) For purposes of this Agreement:

(i) “Takeover Proposal” means any inquiry, proposal or offer from any person (other than Parent and its subsidiaries, affiliates, and representatives) relating to any direct or indirect acquisition or purchase of 10% or more of the consolidated assets (including equity interests in subsidiaries) of the Company and its subsidiaries, taken as a whole, or 10% or more of any class of equity securities of the Company, any tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of the Company, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by this Agreement.

(ii) “Superior Proposal” means a bona fide written offer from any person (other than Parent and its subsidiaries, affiliates and representatives) for a direct or indirect acquisition or purchase of 50% or more of the consolidated assets (including equity interests in subsidiaries) of the Company and its subsidiaries, taken as a whole, or 50% or more of any class of equity securities of the Company, any tender offer or exchange offer that if consummated would result in any person beneficially owning 50% or more of any class of equity securities of the Company, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries (other than the transactions contemplated by this Agreement) (A) which, considering all relevant factors, is more favorable to the Company and its stockholders than the Merger, and (B) for which the third party has demonstrated that the financing for such offer is fully committed or is reasonably likely to be obtained, in each case as determined by the Board of Directors in its good faith judgment (after receiving the advice of independent financial advisors and outside counsel).

Section 5.3 Preparation of Form S-4 and Proxy Statement; Stockholders’ Meeting.

(a) Promptly following the date of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement, and Parent shall prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use its reasonable best efforts as promptly as practicable (and after consultation with the other) to respond to any comments made by the SEC with respect to the Proxy Statement and the Form S-4 and to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act.

(b) The Company, acting through its Board of Directors, shall, in accordance with applicable law:

(i) duly call, give notice of, convene and hold a special meeting of its stockholders for the purpose of considering and taking action upon this Agreement (the “Special Meeting”) as soon as practicable following the date hereof;

(ii) include in the Proxy Statement (1) the recommendation of the Board that stockholders of the Company vote in favor of the approval of the Merger and the adoption of this Agreement, unless such recommendation has been withdrawn, or as such recommendation has been modified or amended, in each case in accordance with Section 5.2, and (2) the opinions of Evercore Partners and Goldman, Sachs & Co. (the “Financial Advisors”) described in Section 3.18.

Section 5.4 Publicity. The initial press release with respect to the execution of this Agreement shall be a joint press release reasonably acceptable to Parent and the Company. Thereafter, so long as this Agreement is in effect, none of the Company, Parent or Merger Sub, nor any of their respective affiliates shall issue or cause the publication of any press release or other announcement with respect to the Merger, this Agreement or the other transactions contemplated hereby without the prior consultation of the other parties, except in connection with a Takeover Proposal or as may be required by law or by any listing agreement with a national securities exchange as determined in the good faith judgment of the party wanting to make such release.

Section 5.5 Notification of Certain Matters. The Company shall give prompt notice to Parent if any of the following occur after the date of this Agreement: (i) receipt of any notice or other communication in writing from any person alleging that the consent or approval of such third party is or may be required in connection with the transactions contemplated by this Agreement; (ii) receipt of any notice or other communication from any Governmental Entity or the New York Stock Exchange (or any other securities market) in connection with the transactions contemplated by this Agreement; or (iii) the occurrence of an event which would or would be reasonably likely in the future to (A) have a Company Material Adverse Effect or prevent or delay the consummation of the Merger or (B) cause any condition to the Merger to be unsatisfied; provided , however , that the delivery of any notice pursuant to this Section 5.5 shall not limit or otherwise affect the remedies of Parent and Merger Sub available hereunder.

Section 5.6 Access to Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, the Company shall, and shall cause each of its subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the Parent, during normal business hours during the period prior to the Effective Time, reasonable access to all its properties, books, contracts, commitments and records, and to its officers, employees, accountants, counsel and other representatives and, during such period, the Company shall, and shall cause its subsidiaries to, make available to Parent (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (ii) all other information concerning its business, properties and personnel as such other party may reasonably request.

(b) No investigation by any of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of any other party set forth herein.

(c) The information provided pursuant to Section 5.6(a) shall be used solely for the purpose of the transactions contemplated hereby, and unless and until the Merger is consummated, such information shall be kept confidential by Parent and Merger Sub, except that the information provided pursuant to Section 5.6(a) or portions thereof may be disclosed to those of Parent’s and Merger Sub’s or their affiliates’ directors, officers, members, employees, agents and advisors (collectively, the “Representatives”) who (i) need to know such information for the purpose of the transactions contemplated hereby, (ii) shall be advised by Parent or Merger Sub, as the case may be, of this provision, (iii) agree to hold the information provided pursuant to Section 5.6(a) as confidential and (iv) agree with Parent and Merger Sub to be bound by the provisions hereof. Parent and Merger Sub jointly agree to be responsible for any breach of this section by any of their Representatives. If this Agreement is terminated, Parent shall, and shall cause Merger Sub and each of their Representatives to, return or destroy (and certify destruction of) all information provided pursuant to Section 5.6(a).

Section 5.7 Further Assurances.

(a) Subject to the terms and conditions of this Agreement, each of Parent and the Company shall, and shall cause its subsidiaries to, use all reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VI hereof, to consummate the transactions contemplated by this Agreement, including the Merger, as promptly as practicable and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by the Company or Parent or any of their respective subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of any such consent, authorization, order or approval.

(b) Subject to the terms and conditions of this Agreement, each of Parent and the Company shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated hereby, including using all reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby and using all reasonable efforts to defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages.

(c) Notwithstanding Section 5.7(a) or 5.7(b) or any other provision of this Agreement to the contrary, in no event shall Parent or its subsidiaries (including Merger Sub) or affiliates be required to agree to (i) any prohibition of or limitation on its or their ownership (or any limitation that would materially affect its or their operation) of any portion of their respective businesses or assets, (ii) divest, hold separate or otherwise dispose of any portion of its or their respective businesses or assets, (iii) any limitation on its or their ability to effect the Merger, or the ability of the Company (or Merger Sub) or its or their respective subsidiaries to acquire or hold or exercise full rights of ownership of any capital stock of any material subsidiary of the Company, or (iv) any other limitation on its or their ability to effectively control their respective businesses or any limitation that would materially affect its or their ability to control their respective operations.

Section 5.8 Indemnification.

(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Entity to, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes such prior to the Effective Time, an officer or director of the Company or any of its subsidiaries (the “Indemnified Parties”) against (i) any and all losses, claims, damages, costs, expenses, fines, liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld or delayed) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of the Company or any of its subsidiaries whether pertaining to any action or omission existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time (“Indemnified Liabilities”), and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby; provided , however , that, in the case of Merger Sub and the Surviving Entity, such indemnification shall only be to the fullest extent a corporation is permitted under the DGCL to indemnify its own directors and officers, and in the case of Parent, such indemnification shall not be limited by the DGCL but such indemnification shall not be applicable to any claims made against the Indemnified Parties (A) if a judgment or other final adjudication established that their acts or omissions were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so deliberated or (B) arising out of, based upon or attributable to the gaining in fact of any financial profit or other advantage to which they were not legally entitled. Parent, Merger Sub, and the Surviving Entity, as the case may be, will pay all expenses of each Indemnified Party in advance of the final disposition of any such action or proceeding to the fullest extent a corporation is permitted by law to advance such expenses upon receipt of an undertaking of the kind described in Section 145(e) of the DGCL. Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party (whether arising before or after the Effective Time), (i) the Indemnified Parties may retain counsel satisfactory to them and reasonably satisfactory to Parent and Merger Sub, (ii) Parent shall, or shall cause the Surviving Entity to, pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received, and (iii) Parent shall, and shall cause the Surviving Entity to, use all reasonable efforts to assist in the vigorous defense of any such matter, provided that none of Parent, Merger Sub or the Surviving Entity shall be liable for any settlement of any claim effected without its written consent, which consent, however, shall not be unreasonably withheld or delayed. Any Indemnified Party wishing to claim indemnification under this Section 5.8, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Parent, Merger Sub or the Surviving Entity (but the failure so to notify an indemnifying party shall not relieve it from any liability which it may have under this Section 5.8 except to the extent such failure materially prejudices such party), and shall deliver to Merger Sub and the Surviving Entity an undertaking of the kind described in Section 145(e) of the DGCL. The Indemnified Parties as a group may retain only one law firm (in addition to local counsel in each applicable jurisdiction if reasonably required) to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

(b) Successors. In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, proper provisions shall be made so that the continuing or surviving entity or transferee, as appropriate, shall assume the obligations set forth in this Section 5.8.

(c) Survival of Indemnification. To the fullest extent not prohibited by law, from and after the Effective Time, all rights to indemnification as of the date hereof in favor of the directors, officers and fiduciaries of the Company and its subsidiaries with respect to their activities as such prior to the Effective Time, as provided in their respective certificates of incorporation and bylaws or comparable documents in effect on the date hereof, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time, provided that in the event any claim or claims are asserted or made within such six-year period, all such rights to indemnification in respect of such claim or claims shall continue until the final disposition thereof.

Section 5.9 Employee Benefit Plans. For purposes of all employee benefit plans (as defined in Section 3(3) of ERISA) and other employment agreements, arrangements and policies of the Surviving Entity under which an employee’s benefits depends, in whole or in part, on length of service, credit will be given to current employees of the Company and its subsidiaries for service with the Company or any of its subsidiaries prior to the Effective Time, provided that such crediting of service does not result in duplication of benefits. Parent shall, and shall cause the Surviving Entity to, honor in accordance with their terms all employee benefit plans (as defined in Section 3(3) of ERISA) and the other Company Benefit Plans; provided , however , that Parent or the Surviving Entity may amend, modify or terminate any individual Company Benefit Plan in accordance with its terms and applicable law (including obtaining the consent of the other parties to and beneficiaries of such Company Benefit Plan to the extent required thereunder). For a period of two years from the Closing Date, Parent or the Surviving Entity shall provide, or cause to be provided, compensation and benefits to the employees and former employees of the Company and its subsidiaries (the “Company Employees”) that are no less favorable, in the aggregate, than the compensation and benefits that are provided to the Company Employees immediately prior to the Effective Time; provided that the foregoing obligation shall not restrict Parent and the Surviving Entity from making changes that (i) are consistent with changes currently planned or contemplated by the Company, (ii) are in response to business conditions which may exist at the time of such changes or (iii) are collectively bargained for. Notwithstanding the foregoing or anything else in this Agreement to the contrary, the Surviving Entity and its subsidiaries shall not, after the Effective Time, provide any form of equity-based compensation, including, without limitation, options to purchase shares of capital stock in the Surviving Entity or any of its subsidiaries; provided that any equity-based compensation provided by the Company and its subsidiaries pursuant to the Company Benefit Plans immediately prior to the Effective Time shall be taken into account in determining whether the compensation and benefits provided by Parent and the Surviving Entity are less favorable than those provided by the Company for purposes of the immediately preceding sentence.

Section 5.10 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Entity with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, Parent.

Section 5.11 Pre-Closing Restructuring. Parent will make (or not make) or cause to be made (or not be made) such entity classification elections under the Code, convert any corporate entities into LLCs under state corporate law, or do such other restructuring, as may be necessary to enable the Merger to be treated as a merger into a corporation wholly owned by Parent for U.S. federal income tax purposes.

Section 5.12  [Intentionally omitted]

Section 5.13 Stock Exchange Listing. Parent shall use its best efforts to cause the shares of Parent Stock to be issued in the Merger to be approved for listing on the NYSE, subject to notice of issuance, prior to the Closing Date.

Section 5.14 Parent Class B Stock Split and Stock Option Plan Approval.

(a) Parent, acting through its Board of Directors, shall, in accordance with applicable law:

(i) duly call, give notice of, convene and hold a special meeting of its stockholders, as soon as practicable following the date hereof, for the purpose of considering and voting upon the approval of (i) an amendment to Parent’s certificate of incorporation to increase the number of authorized shares of Parent Class B Stock and make other appropriate changes (the “Parent Class B Stock Authorization”) in order to permit and effectuate a 50-for-1 split of Parent Class B Stock (the “Parent Class B Stock Split”), and (ii) the adoption of a Parent equity plan (the “Parent Equity Plan”) that will authorize the issuance of Adjusted Options, Adjusted Restricted Shares and Adjusted RSUs as contemplated by Section 2.5 hereof (the “Parent Equity Plan Approval” and together with the Parent Class B Stock Authorization, the “Parent Approvals”); and

(ii) include in the related proxy statement the recommendation of the Board that stockholders of Parent vote in favor of the Parent Approvals.

(b) If the Parent Approvals are not obtained pursuant to Section 5.14(a)(i), Parent and the Company shall reasonably agree on and implement a mechanism or mechanisms (i) to ensure that (A) the Company Stock Options, Company RSUs and Company Restricted Shares are treated in a manner that is reasonably comparable from the point of view of the holders to the treatment that would have resulted had the Parent Approvals been obtained and (B) the condition set forth in Section 6.2(e), if not waived, is satisfied and (ii) that do not violate any legal or contractual obligations of the Company relating to such Company Stock Options, Company RSUs or Company Restricted Shares.

ARTICLE VI.

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approvals shall have been obtained.

(b) NYSE Listing. The shares of Parent Class A Stock and Parent Class B Stock issuable to the Company’s stockholders pursuant to this Agreement shall have been approved for listing on the NYSE, subject to notice of issuance.

(c) Statutes and Injunctions. No statute, rule, regulation, judgment, order or injunction shall have been promulgated, entered, enforced, enacted or issued or be applicable to the Merger by any Governmental Entity which prohibits, restrains, or makes illegal the consummation of the Merger.

(d) Form S-4 . The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(e) Governmental Consents. (i) The waiting period under the HSR Act applicable to the Merger shall have expired or been terminated, any approval from Governmental Entities regarding Federal Communications Commission licenses required for the continuing utilization of such licenses following the Merger by the Surviving Entity and its subsidiaries shall have been obtained (an “FCC Approval”), and all other material governmental consents, orders, approvals and waiting periods required for the consummation of the Merger and the other transactions contemplated hereby, shall have been obtained and shall be in effect, or, with respect to waiting periods, shall have expired or been terminated, and (ii) all material filings with any Governmental Entity required for the consummation of the Merger and the other transactions contemplated hereby shall have been made.

Section 6.2 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction on or prior to the Closing Date of the following conditions (which may be waived in whole or in part by Parent):

(a) The representations and warranties of the Company set forth in this Agreement that are qualified by materiality shall be true and correct in all respects, and the representations and warranties of the Company set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), and Parent and Merger Sub shall have received a certificate to such effect signed on behalf of the Company by its chief executive officer and chief financial officer.

(b) The Company shall have performed or complied with, as applicable, all material obligations, agreements and covenants required by this Agreement to be performed or complied with by it (including the Company not having entered into any definitive agreement or any agreement in principle with any person with respect to a Takeover Proposal or similar business combination with the Company in violation of Section 5.2), and Parent and Merger Sub shall have received a certificate to such effect signed on behalf of the Company by its chief executive officer and chief financial officer.

(c) No statute, rule, regulation, judgment, order or injunction shall have been promulgated, entered, enforced, enacted, issued or applicable to the Merger by any Governmental Entity which (1) prohibits, or imposes any limitations on, Parent’s or its subsidiaries’ (or Merger Sub’s) or affiliates’ ownership (or which imposes any limitations that would materially affect its or their operation) of any portion of their respective businesses or assets, (2) imposes any requirement to divest, hold separate or otherwise dispose of any portion of their respective businesses or assets, (3) prohibits or imposes any limitation on its or their ability to effect the Merger, or the ability of the Company (or Merger Sub) or its or their respective subsidiaries to acquire or hold or exercise full rights of ownership of any capital stock of any material subsidiary of the Company or (4) imposes limitations on its or their ability to effectively control their respective businesses or any limitation which would materially affect its or their ability to control their respective operations, and no action or proceeding by any Governmental Entity shall be pending which seeks any of the results described in clauses (1) through (4).

(d) Parent shall have received the opinion of Munger, Tolles & Olson LLP, counsel to Parent, or the opinion of other tax counsel of a prominent law firm designated by Parent and reasonably acceptable to the Company, dated the Closing Date, based on appropriate representations of the Company, its affiliates, and Parent, and such other facts, representations, assumptions, and agreements as counsel may reasonably deem relevant, to the effect that for United States Federal income tax purposes the Merger will qualify as a reorganization within the meaning of Section 368 of the Code and that each of Parent, the direct owner of Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code.

(e) The holders of Company Stock Options and Company RSUs shall, at the Effective Time, no longer have the right to acquire any shares of Company Common Stock or any other equity securities of the Company or any of its subsidiaries.

Section 6.3 Conditions to Obligations of the Company to Effect the Merger. The obligation of the Company to effect the Merger is subject to the satisfaction on or prior to the Closing Date of the following conditions (which may be waived in whole or in part by the Company):

(a) The representations and warranties of Parent and Merger Sub set forth in this Agreement that are qualified by materiality shall be true and correct in all respects, and the representations and warranties of Parent and Merger Sub set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), and the Company shall have received a certificate to such effect signed on behalf of Parent by an officer of Parent.

(b) Parent and Merger Sub shall have performed or complied with, as applicable, all material obligations, agreements and covenants required by this Agreement to be performed or complied with by each of them, and the Company shall have received a certificate to such effect signed on behalf of Parent by an officer of Parent.

(c) The Company shall have received the opinion of Cravath, Swaine and Moore LLP, counsel to the Company, or the opinion of other tax counsel of a prominent law firm designated by Parent and reasonably acceptable to the Company, dated the Closing Date, based on appropriate representations of the Company, its affiliates, and Parent and such other facts, representations, assumptions, and agreements as counsel may reasonably deem relevant, to the effect that for United States Federal income tax purposes the Merger will qualify as a reorganization within the meaning of Section 368 of the Code and that each of Parent, the direct owner of Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code.

Section 6.4 Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely on the failure of any condition to its obligation to consummate the Merger set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure (subject, in the case of Parent and Merger Sub, to Section 5.7(c)) to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement or otherwise comply with Section 5.7.

ARTICLE VII

TERMINATION

Section 7.1 Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the Merger contemplated herein may be abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof:

(a) By the mutual consent of the Parent and the Company.

(b) By either of the Company or Parent:

(i) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable (any such order, decree, ruling or other action, a “Final Order”); provided that the party seeking to terminate this Agreement shall have used all reasonable best efforts (subject, in the case of Parent and Merger Sub, to Section 5.7(c)) to challenge such order, decree, ruling or other action; or

(ii) if the Effective Time shall not have occurred on or before June 30, 2010 (the “Outside Date”), provided , that, a party may not terminate the Agreement pursuant to this Section 7.1(b)(ii) if its failure to perform any of its obligations under this Agreement results in the failure of the Effective Time to occur by such time, provided , however , that the Outside Date shall be extended day-by-day for each day during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Merger, provided further , however, that the Outside Date shall not be extended past July 31, 2010.

(c) By the Company:

(i) if the Company Stockholder Approvals shall not have been obtained by reason of the failure to obtain the required votes upon a vote held at a duly held meeting of stockholders or at any adjournment thereof;

(ii) if concurrently it enters into a definitive agreement providing for a Superior Proposal entered into in accordance with Section 5.2, provided that prior thereto or simultaneously therewith the Company has paid the Termination Fee to Parent in accordance with Section 7.3; or

(iii) if the representations and warranties of Parent or Merger Sub set forth in this Agreement that are qualified by materiality shall not be true and correct in any respect, or if the representations and warranties of Parent and Merger Sub set forth in this Agreement that are not so qualified shall not be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as if made on such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), or either Parent or Merger Sub shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by this Agreement to be performed or complied with by it, which inaccuracy or breach is incapable of being cured or has not been cured within thirty (30) business days after the Company gives written notice of such inaccuracy or breach to Parent.

(d) By Parent:

(i) if the Company Stockholder Approvals shall not have been obtained by reason of the failure to obtain the required votes upon a vote held at a duly held meeting of stockholders or at any adjournment thereof;

(ii) if the Board of Directors of the Company or any committee thereof shall have withdrawn or modified, or proposed publicly to withdraw or modify, in a manner adverse to Parent the approval, determination of advisability or recommendation of this Agreement, the Merger and the other transactions contemplated hereby, or approved, determined to be advisable or recommended, or proposed publicly to approve, determine to be advisable or recommend, any Takeover Proposal, or the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions; or

(iii) if the representations and warranties of the Company set forth in this Agreement that are qualified by materiality shall not be true and correct in any respect, or if the representations and warranties of the Company set forth in this Agreement that are not so qualified shall not be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as if made on such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), or the Company shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by this Agreement to be performed or complied with by it, which inaccuracy or breach is incapable of being cured or has not been cured within thirty (30)  business days after Parent gives written notice of such inaccuracy or breach to the Company.

Section 7.2  Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement (other than Sections 5.6(b), 5.6(c), 7.2, 7.3, 8.4, 8.6, 8.7, 8.8, 8.9 and 8.11 hereof) shall forthwith become null and void, and there shall be no liability on the part of the Parent or the Company, except as provided in Section 7.3; provided, however, that nothing in this Section 7.2 shall relieve any party from liability for any breach (occurring prior to any such termination) of any of the covenants or agreements set forth in this Agreement.

Section 7.3 Termination Fee; Expenses. Except as provided in this Section 7.3 and except for (i) the filing fee under the HSR Act and any fees for similar filings or notices under foreign laws or regulations, (ii) the expenses in connection with printing and mailing the proxy statement required in connection with the actions specified in Section 5.14(a), the Proxy Statement and the Form S-4, (iii) the fees and expenses in connection with obtaining each FCC Approval and (iv) all SEC filing fees relating to the transactions contemplated herein (which fees and expenses shall be borne, in each case, equally by Parent and the Company), all fees and expenses incurred by the parties hereto shall be borne solely by the party that has incurred such fees and expenses. In the event that (i) a Takeover Proposal shall have been made known to the Company or shall have been made directly to its stockholders generally or any person shall have publicly announced an intention (whether or not conditional) to make a Takeover Proposal and thereafter this Agreement is terminated either (a) pursuant to Section 7.1(b)(ii), 7.1(c)(i), or 7.1(d)(i), or (b) pursuant to Section 7.1(b)(i), but only if, in the case of this clause (b), the applicable Final Order is based on the existence of such Takeover Proposal (whether or not modified after it was first made), and such Takeover Proposal (whether or not modified after it was first made) is consummated within one (1) year of such termination or (ii) this Agreement is terminated by Parent pursuant to Section 7.1(d)(ii), or is terminated by the Company pursuant to Section 7.1(c)(ii), then the Company shall pay to Parent on the date of such termination, or in the case of subclause (i) upon such consummation, a termination fee equal to $264,000,000 (the “Termination Fee”), payable by wire transfer of same day funds. In the event that the Termination Fee is payable to Parent, the Company shall, together with the payment of the Termination Fee, reimburse Parent for any SEC filing fees previously paid by Parent or Merger Sub in connection with the transactions contemplated herein. The Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. The fee arrangement contemplated hereby shall be paid pursuant to this Section 7.3 regardless of any alleged breach by Parent of its obligations hereunder, provided, that no payment made by the Company pursuant to this Section 7.3 shall operate or be construed as a waiver by the Company of any breach of this Agreement by Parent or Merger Sub or of any rights of the Company in respect thereof. The Termination Fee, if paid, shall be credited against any damages recovered by Parent or Merger Sub from the Company arising from a breach of this Agreement by the Company. Solely for purposes of this Section 7.3, the term “Takeover Proposal” shall have the meaning assigned to such term in Section 5.2(e) except that references to “10%” in the definition of “Takeover Proposal” in Section 5.2(e) shall be deemed to be references to “50%”.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated hereby, by written agreement of the parties hereto at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, that no amendment, modification or supplement of this Agreement shall be made following the adoption of this Agreement by the stockholders unless, to the extent required, approved by the stockholders.

Section 8.2 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 8.1, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.3 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time.

Section 8.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by an overnight courier service, such as Federal Express, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent or Merger Sub, to:

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, NE 68131

Attention: Warren E. Buffett

Telephone No.: (402) 346-1400

Telecopier No.: (402) 346-3375

with a copy to:

Munger, Tolles & Olson LLP

355 South Grand Avenue, Suite 3500

Los Angeles, CA 90071-1560

Attention: Robert Denham, Esq.

Telephone No.: (213) 683-9100

Telecopier No.: (213) 687-3702

(b)	if to the Company, to:

Burlington Northern Santa Fe Corporation

2500 Lou Menk Drive

Fort Worth, TX 76131

Attention: Roger Nober, Esq.

Telephone No.: (817) 352-1460

Telecopier No.: (817) 352-7111

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention: Scott A. Barshay, Esq.

Telephone No.: (212) 474-1009

Telecopier No.: (212) 474-3700

Section 8.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 8.6 Entire Agreement; Third Party Beneficiaries. This Agreement (including the Exhibits hereto and the documents and the instruments referred to herein): (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided in Section 5.8, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. Section 5.8 is intended for the benefit of, and shall be enforceable by, the Indemnified Parties.

Section 8.7 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any party hereto.

Section 8.8 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.

Section 8.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to Parent or to any entity that is wholly owned, directly or indirectly, by Parent. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 8.10 Headings; Interpretation. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. “Include,” “includes,” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import. “Knowledge” and “known” means the actual knowledge after reasonable inquiry of the executive officers of the Company or Parent, as the case may be.

Section 8.11 Enforcement; Exclusive Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Agreement could not be adequately compensated in all cases by monetary damages alone. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. Any proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, including the Merger, shall be brought in any court of the State of Delaware, and each party irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of the proceeding shall be heard and determined only in any such court, and agrees not to bring any proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, including the Merger, in any other court.

Section 8.12 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

Berkshire Hathaway Inc.

By:	/s/ WARREN E. BUFFETT
Name:	Warren E. Buffett
Title:	Chairman and CEO

R Acquisition Company, LLC

By:	National Indemnity Company
Its:	Sole Member

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Chairman of the Board—National Indemnity Company

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

Burlington Northern Santa Fe Corporation

By:	/s/ MATTHEW K. ROSE
Name:	Matthew K. Rose
Title:	Chairman, President and Chief Executive Officer

ANNEX B

DELAWARE GENERAL CORPORATION LAW

SECTION 262 APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX C

PERSONAL AND CONFIDENTIAL

November 2, 2009

Board of Directors

Burlington Northern Santa Fe Corporation

2650 Lou Menk Drive

Fort Worth, TX 76131-2830

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Berkshire Hathaway Inc. (“Berkshire Hathaway”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Burlington Northern Santa Fe Corporation (the “Company”) of the Stock Consideration and the Cash Consideration (each as defined below) to be paid to such holders, taken in the aggregate, pursuant to the Agreement and Plan of Merger, dated as of November 2, 2009 (the “Agreement”), by and among Berkshire Hathaway, R Acquisition Company, LLC, a wholly owned subsidiary of Berkshire Hathaway (“Merger Sub”), and the Company. Pursuant to the Agreement, the Company will be merged with and into Merger Sub (the “Merger”) and holders of outstanding Shares (other than Dissenting Shares (as defined in the Agreement) and Shares owned by Berkshire Hathaway, the Company or their respective direct or indirect wholly owned subsidiaries (collectively, “Excluded Shares”)) may elect to receive that number of shares (or fraction thereof) of Class A Common Stock, par value $5.00 per share (the “Berkshire Hathaway Class A Common Stock”), of Berkshire Hathaway equal to the Class A Exchange Ratio (as defined in the Agreement); provided that, if after applying the calculation with respect to all Stock Election Shares (as defined in the Agreement) held by a particular holder, that holder would become entitled to receive a fraction of a share of Berkshire Hathaway Class A Common Stock, in lieu of receiving such fractional share, the holder will receive that number of shares of Class B Common Stock, par value $0.1667 per share (the “Berkshire Hathaway Class B Common Stock”), of Berkshire Hathaway equal to the Class B Exchange Ratio (as defined in the Agreement); and provided further that, if such holder would then become entitled to receive a fraction of a share of Berkshire Hathaway Class B Common Stock, in lieu of such fractional share, the holder will receive a cash payment equal to the product of (x) such fraction and (y) the Average Parent Class B Stock Price (as defined in the Agreement) (collectively, the “Stock Consideration”). Holders of Shares (other than Excluded Shares) may elect, with respect to all or a portion of their Shares, to convert such Shares into the right to be paid $100 per Share in cash (the “Cash Consideration”), subject to proration and certain other procedures and limitations contained in the Agreement with respect to Stock Election Shares, Cash Election Shares (as defined in the Agreement) and No Election Shares (as defined in the Agreement), as to which procedures and limitations we express no opinion.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Berkshire Hathaway and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In addition, we have provided investment banking and other financial services to the Company and its affiliates from time to time, including, but not limited to, having acted as joint-lead manager with respect to an offering by the Company of its 6.150% Global Debentures due 2037 (aggregate principal amount $650,000,000) and its 5.650% Global Debentures due 2017 (aggregate principal amount $650,000,000) in April 2007; as a joint bookrunner with respect to an offering by the Company of its 7.00% Notes due 2014 (aggregate principal amount $500,000,000) in November 2008; and as a joint bookrunner with respect to an offering by the Company of its 4.70% Notes due 2019 (aggregate principal amount $750,000,000) in September 2009. We also have extensively provided and are currently providing certain investment banking and other financial services to Berkshire Hathaway and its affiliates and portfolio companies, including, but not limited to, having acted as joint bookrunner with respect to an offering by PacifiCorp, a subsidiary of Berkshire Hathaway, of its 5.75% First Mortgage Bonds due 2037 (aggregate principal amount $600,000,000) in March 2007; as sole bookrunner with respect to an offering by XTRA Finance Corporation, a subsidiary of Berkshire Hathaway, of its 5.150% Senior Notes due 2017 (aggregate principal amount $400,000,000) in March 2007; as sole bookrunner with respect to an offering by Berkshire Hathaway Finance of its 5.125% Senior Notes due 2012 (aggregate principal amount $750,000,000) in December 2007; as sole bookrunner with respect to an offering by Berkshire Hathaway Finance of its 4.50% Senior Notes due 2013 (aggregate principal amount $500,000,000) and Floating Rate Notes due 2011 (aggregate principal amount $1,500,000,000) in March 2008; and as joint bookrunner with respect to an offering by Berkshire Hathaway Finance of its 4.00% Senior Notes due 2012 (aggregate principal amount $750,000,000) and its 5.40% Senior Notes due 2018 (aggregate principal amount $250,000,000) in March 2009. We also may provide investment banking and other financial services to the Company and Berkshire Hathaway and its portfolio companies and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation. On October 1, 2008, affiliates of Berkshire Hathaway purchased from The Goldman Sachs Group, Inc. 50,000 shares of 10% Cumulative Perpetual Preferred Stock, Series G of The Goldman Sachs Group, Inc. (aggregate liquidation preference $5,000,000,000) and warrants to purchase 43,478,260 shares of common stock of The Goldman Sachs Group, Inc. at an exercise price of $115 per share. Goldman, Sachs & Co. and its affiliates also have co-invested with Berkshire Hathaway and its affiliates from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Berkshire Hathaway for the five fiscal years ended December 31, 2008; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Berkshire Hathaway; certain other communications from the Company and Berkshire Hathaway to their respective stockholders; certain publicly available research analyst reports for the Company and Berkshire Hathaway; and certain internal financial analyses and forecasts for the Company prepared by its management, including the Company’s 2011 Recovery forecast (the “2011 Recovery Forecast”), which were approved for our use by the Company. The Company has directed us to assume that the 2011 Recovery Forecast is more likely than the Company’s other forecasts prepared by its management. As you are aware, the management of Berkshire Hathaway did not make available its forecasts of the future financial performance of Berkshire Hathaway. With your consent, our review of the future financial performance of Berkshire Hathaway was limited to our discussions with the management of Berkshire Hathaway regarding the publicly available estimates of a certain research analyst, as well as current consensus forecasts of Berkshire Hathaway. We also have held discussions with members of the senior managements of the Company and Berkshire Hathaway regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares, the shares of Berkshire Hathaway Class A Common Stock and the shares of Berkshire Hathaway Class B Common Stock, compared certain financial and stock market information for the Company and Berkshire Hathaway with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the transportation and rail industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and we do not assume any liability for any such information. In that regard, we have assumed with your consent that the 2011 Recovery Forecast has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Berkshire Hathaway or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Berkshire Hathaway or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Berkshire Hathaway or the ability of the Company or Berkshire Hathaway to pay its obligations when they come due. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view, as of the date hereof, to the holders of Shares (other than Berkshire Hathaway and its affiliates) of the Stock Consideration and the Cash Consideration to be paid to the holders of Shares, taken in the aggregate, pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transaction, whether relative to the Stock Consideration and the Cash Consideration to be paid to the holders of Shares, taken in the aggregate, pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Berkshire Hathaway Class A Common Stock or Berkshire Hathaway Class B Common Stock will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote or make an election with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Stock Consideration and the Cash Consideration to be paid to the holders of Shares, taken in the aggregate, pursuant to the Agreement is fair from a financial point of view to such holders (other than Berkshire Hathaway and its affiliates).

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)

ANNEX D

November 2, 2009

The Board of Directors

Burlington Northern Santa Fe Corporation

2650 Lou Menk Drive

Fort Worth, Texas 76131-2830

Members of the Board of Directors:

We understand that Burlington Northern Santa Fe Corporation, a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”), with Berkshire Hathaway Inc., a Delaware corporation (“Parent”), and R Acquisition Company, LLC, a Delaware limited liability company (“Merger Sub”) that is a wholly owned subsidiary of Parent (the “Transaction”). As a result of the Merger Agreement, the Company will merge with and into Merger Sub (the “Merger”) and each outstanding share of the common stock of the Company (the “Company Common Stock”), other than shares as to which appraisal rights are properly exercised, shares owned directly or indirectly by the Company, Parent or any of their direct or indirect wholly owned subsidiaries and Company Restricted Shares (as defined in the Merger Agreement) the vesting of which was not accelerated under the Merger Agreement, will be converted into the right to receive (a) $100.00 in cash (the “Cash Consideration”), (b) shares of Parent Class A Common Stock, par value $5.00 per share (“Parent Class A Stock”) equal to the Class A Exchange Ratio (as described below) (including any Parent Class B Stock as defined below, the “Stock Consideration”) or (c) a combination of Cash Consideration and Stock Consideration. The Merger Agreement provides that the Class A Exchange Ratio will be , (1) if the Average Parent Class A Stock Price is an amount greater than or equal to $79,777.34 and less than or equal to $124,652.09, the quotient obtained by dividing $100.00 by the Average Parent Class A Stock Price and rounding to nine decimals, (2) if the Average Parent Class A Stock Price is an amount less than $79,777.34, 0.001253489 and (3) if the Average Parent Class A Stock Price is an amount greater than $124,652.09, 0.000802233. The Merger Agreement also provides that if a particular holder would otherwise be entitled to receive a fraction of a share of Parent Class A Stock, such holder will instead be entitled to receive such number of shares of Parent Class B Common Stock, par value $0.1667 per share (“Parent Class B Stock”), equal to the quotient the numerator of which is the product of such fraction multiplied by the Average Parent Class A Stock Price and the denominator of which is the Average Parent Class B Stock Price; provided, however, that if such holder would become entitled to receive a fraction of a share of Parent Class B Stock, in lieu of such fractional share, the holder would have the right to receive cash. The Merger Agreement further provides that the holders of Company Common Stock shall be entitled to elect to receive the Cash Consideration, the Stock Consideration or express no preference and the Cash Consideration and the Stock Consideration will be allocated among holders in accordance with such elections, subject to certain allocation and proration procedures (as to which we express no opinion) ensuring that the number of shares to be converted into the right to receive the Cash Consideration and the Stock Consideration are equal to the percentages specified in the Merger Agreement. The total consideration in the form of shares of Parent Class A Stock, Parent Class B Stock and cash to be paid to holders of Company Common Stock, including cash for fractional shares of Parent Class B Stock, is referred to herein as the “Merger Consideration”. The terms and conditions of the Transaction are more fully set forth in the Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

The Board of Directors of the Company has asked us whether, in our opinion, the Merger Consideration is fair, from a financial point of view, to the holders (other than Parent) of shares of Company Common Stock entitled to receive such Merger Consideration.

In connection with rendering our opinion, we have, among other things:

(i) reviewed certain publicly available business and financial information relating to the Company and Parent that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii) reviewed certain non-public historical financial and operating data relating to the Company prepared and furnished to us by management of the Company;

(iii) reviewed certain non-public projected financial and operating data relating to the Company under alternative business assumptions prepared and furnished to us by management of the Company;

(iv) discussed the past and current operations, financial projections and current financial condition of the Company with management of the Company (including management’s views on the risks and uncertainties of achieving such projections) and discussed the past and current operations, current financial condition and certain forward-looking information of Parent with management of Parent;

(v) reviewed the reported prices and the historical trading activity of the Company Common Stock and Parent Class A Stock;

(vi) compared the financial performance of the Company and Parent and their respective stock market trading multiples with those of certain other publicly traded companies and indices that we deemed relevant;

(vii) compared the financial performance of the Company and the valuation multiples relating to the Merger with those of certain other transactions that we deemed relevant;

(viii) reviewed the Merger Agreement; and

(ix) performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial data relating to the Company referred to above and approved for our use by the Company, including the 2011 Recovery forecast (the “2011 Recovery Forecast”), we have assumed that they have been reasonably prepared on bases reflecting the best currently available assumptions, estimates and good faith judgments of management of the Company as to the future financial performance of the Company. Management of the Company has informed us that the 2011 Recovery Forecast is the most likely of the forecasts provided to us. We express no view as to any projected financial data relating to the Company or the assumptions on which they are based. Management of Parent did not provide us with any forecasts or projections for Parent; our discussions with Parent’s management with respect to potential future forecasts and projections were therefore limited to discussions of certain forward-looking information.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Merger or reduce the benefits to the holders of Company Common Stock of the Merger in any respect material to our opinion.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders (other than Parent) of the Company Common Stock, from a financial point of view, of the Merger Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Merger Consideration or otherwise. We have assumed that any modification to the structure of the transaction will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the Company Common Stock or any business combination or other extraordinary transaction involving the Company. This letter, and our opinion, does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Transaction, including as to how any holder of shares of Company Common Stock should vote or act in respect of the Transaction. We express no opinion herein as to the price at which shares of the Company or Parent will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

The Company has agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We will also be entitled to receive a success fee if the Transaction is consummated. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and Parent pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to Parent in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, Parent and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board of Directors of the Company in connection with their evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company to its stockholders relating to the Transaction; provided, however, that all references to us or our opinion in any such document and the description or inclusion of our opinion therein shall be subject to our prior consent with respect to form and substance, which consent shall not be unreasonably withheld or delayed.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders (other than Parent) of the shares of Company Common Stock entitled to receive such Merger Consideration.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ GEORGE R. ACKERT
George R. Ackert
Senior Managing Director

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